JG SUMMIT HOLDINGS, INC.

43rd FLOOR ROBINSONS EQUITABLE TOWER ADB AVE. COR. POVEDA RD. ORTIGAS CENTER, PASIG CITY
TEL. NO.: 633-7631, 637-1670, 240-8801, FAX NO.: 633-9387 OR 633-9207

US SEC EXEMPTION
FILE NO. 82-3572

August 13, 2004

SECURITIES AND EXCHANGE COMMISSION
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.
20549 U.S.A.

Re: **JG Summit Holdings, Inc.**

Gentlemen:

In compliance with the requirement of Rule 12g3-2(b) under the US Securities Exchange Act of 1934, please find enclosed a copy of the following documents:

1. SEC Form 17-C dated July 22, 2004 regarding the cash dividend declaration;

2. SEC Form 17-C dated July 22, 2004 regarding the election of members of the Board of Directors and the Approval by the Stockholders of the Amendment of the By-Laws;

3. SEC Form 17-C dated July 22, 2004 regarding the election of officers, members of the Advisory Board, members of the Executive Committee of the Board, and members of the governance committees of the Board;

4. SEC Form 17-C dated July 27, 2004 regarding the clarification of news articles entitled "J.G. Summit expects first-half net to fall" and "JG Summit sees income drop";

5. SEC Form 17-C dated July 28, 2004 regarding the clarification of the news article entitled "JG Summit to settle part of $102-M bonds in Sept";

6. SEC Form 17-C dated July 29, 2004 enclosing the letter to the Philippine Stock Exchange dated July 26, 2004 regarding the penalty on the alleged failure to comply with Section 7 of the PSE Revised Disclosure Rules;

dlo 8/23

JG SUMMIT
HOLDINGS, INC.
43rd FLOOR ROBINSONS EQUITABLE TOWER ADB AVE. COR. POVEDA RD. ORTIGAS CENTER, PASIG CITY
TEL. NO.: 633-7631, 637-1670, 240-8801 FAX NO.: 633-9387 OR 633-9207

7. SEC Form 17-C dated July 30, 2004 regarding the authorization by the Board of Directors of the offer and issuance of preferred shares;

8. SEC Form 17-C dated August 4, 2004 regarding the authorization by the Board of Directors of the offer and issuance of 171,900,000 redeemable and non-voting preferred shares;

9. SEC Form 10-1 (Notice of Exempt Transaction under Section 10.1(l) of the Securities Regulation Code) dated August 6, 2004 for the 255,000,000 preferred shares;

10. Letter to the Securities and Exchange Commission dated August 10, 2004 regarding the terms and conditions of the preferred shares;

11. SEC Form 10-1 (Notice of Exempt Transaction under Section 10.1(l) of the Securities Regulation Code) dated August 11, 2004 for the 171,900,000 preferred shares.

Thank you very much.

Very truly yours,

JG Summit Holdings, Inc.

Atty. Rosalinda F. Rivera
Corporate Secretary

Encl: as stated

/mhd

PSE Code HO-180

COVER SHEET

				1	8	4	0	4	4

S.E.C. Registration Number

JG SUMMIT HOLDINGS, INC.

(Company's Full Name)

43/F ROBINSONS-EQUITABLE TOWER, ADB AVE. COR. POVEDA ST ORTIGAS CENTER, PASIG CITY

(Business Address: No. Street City/Town /Province)

Contact Person	Company Telephone Number
ROSALINDA F. RIVERA **Corporate Secretary**	**633-7631 to 40**

Fiscal Year (Month)	Fiscal Year (Day)	FORM TYPE	Month / Day
12	31	17-C	**Second Thursday of June**

Notice of Cash Dividend Declaration

N/A

Secondary License Type, If Applicable

Dept. Requiring this Doc.

Amended Articles Number/Section: N/A

Total Amount of Borrowings

Total No. of Stockholders	Domestic	Foreign
	N/A	N/A

To be accomplished by SEC Personnel concerned

File Number

LCU

Document I.D.

Cashier

STAMPS

Remarks : pls. use black ink for scanning purposes

SEC CENTRAL RECEIVING UNIT

PSE Code HO-180

2004 JUL 23 PM 1 29

SECURITIES AND EXCHANGE COMMISSION

SEC Form 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2 (c) THEREUNDER

1. **July 22, 2004**
   Date of Report (Date of earliest event reported)

2. SEC Identification No.: **184044**　　3. BIR TIN: **350-000-775-860**

4. **JG SUMMIT HOLDINGS, INC.**
   (Exact name of registrant as specified in its charter)

5. **Metro Manila, Philippines**　　6. Industry Classification Code: _____
   (Province, country or other jurisdiction of incorporation)

7. **43rd Floor, Robinsons-Equitable Tower, ADB Ave. cor. P. Poveda St., Ortigas Center, Pasig City**　　**1605**
   (Address of principal office)　　(Postal Code)

8. **(632) 633-7631 to 40**
   Issuer's telephone number, including area code

9. **NA**
   (Former name or former address, if changed since last report)

10. Securities registered pursuant to Sections 8 and 12 of the SRC or Sections 4 and 8 of the RSA

Title of Each Class	Number of Shares of Common Stock Outstanding
Common	**6,797,191,657**

11. Indicate the item numbers reported herein:　　**Item 9**

SEC form 17-C

JG SUMMIT HOLDINGS, INC.

11. **Item 9 – Other Events**

The Board of Directors of JG Summit Holdings, Inc. in its meeting held on July 22, 2004 declared a cash dividend of Three Centavos (P0.03) per share from the Unrestricted Retained Earnings as of December 31, 1997 to all stockholders of record as of August 20, 2004 and payable on September 15, 2004.

- o -

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JG Summit Holdings, Inc.
(Issuer)

July 22, 2004
(Date)

Atty. Rosalinda F. Rivera
Corporate Secretary
(Signature and Title)

/kds/

FILE

PSE Code HO-180

COVER SHEET

1	8	4	0	4	4

S.E.C. Registration Number

J G S U M M I T H O L D I N G S , I N C .

(Company's Full Name)

4 3 / F R O B I N S O N S - E Q U I T A B L E
T O W E R , A D B A V E . C O R . P O V E D A S T
O R T I G A S C E N T E R , P A S I G C I T Y

(Business Address: No. Street City/Town /Province)

ROSALINDA F. RIVERA **Corporate Secretary**	**633-7631 to 40**
Contact Person	Company Telephone Number

1 2	3 1	1 7 - C	**Second Thursday of June**
Month	Day	FORM TYPE	Month Day

Fiscal Year

Election of Members of the Board of Directors and Approval by the Stockholders of the Amendment of By-Laws of the Corporation

N/A

Secondary License Type, If Applicable

	N/A
Dept. Requiring this Doc.	Amended Articles Number/Section

Total Amount of Borrowings

	N/A	N/A
Total No. of Stockholders	Domestic	Foreign

To be accomplished by SEC Personnel concerned

File Number

LCU

Document I.D.

Cashier

STAMPS

Remarks : pls. use black ink for scanning purposes

PSE Code HO-180

SECURITIES AND EXCHANGE COMMISSION

SEC Form 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2 (c) THEREUNDER

1. **July 22, 2004**
   Date of Report (Date of earliest event reported)

2. SEC Identification No. **184044** 3. BIR TIN: **350-000-775-860**

4. **JG SUMMIT HOLDINGS, INC.**
   (Exact name of registrant as specified in its charter)

5. **Metro Manila, Philippines** 6. Industry Classification Code: _____
   (Province, country or other jurisdiction of incorporation)

7. **43rd Floor, Robinsons-Equitable Tower, ADB Ave. cor. P. Poveda St., Ortigas Center, Pasig City** **1605**
   (Address of principal office) (Postal Code)

8. **(632) 633-7631 to 40**
   Issuer's telephone number, including area code

9. **NA**
   (Former name or former address, if changed since last report)

10. Securities registered pursuant to Sections 8 and 12 of the SRC or Sections 4 and 8 of the RSA

Title of Each Class	Number of Shares of Common Stock Outstanding
Common	**6,797,191,657**

11. Indicate the item numbers reported herein : **Items 4 and 9**

JG SUMMIT HOLDINGS, INC.

11. **Items 4 and 9- Resignation, Removal or Election of Registrant's Directors or Officers and Other Events**

The following were elected members of the Board of Directors of JG Summit Holdings, Inc. (the "Corporation") at the Annual Meeting of the Stockholders held on July 22, 2004:

1. **John Gokongwei, Jr.**
2. **James L. Go**
3. **Johnson Robert L. Go, Sr.**
4. **Lance Y. Gokongwei**
5. **Lily Ngochua**
6. **Patrick Henry C. Go**
7. **Ignacio Gotao**
8. **Gabriel C. Singson**
9. **Ricardo J. Romulo**
10. **Cornelio T. Peralta**
11. **Jose T. Pardo**

Messrs. Ricardo J. Romulo, Cornelio T. Peralta and Jose T. Pardo are the Independent Directors of the Corporation.

In the same meeting, the stockholders of the Corporation approved the resolutions of the Board of Directors adopted on May 26, 2004, amending the Amended By-Laws of the Corporation to include a provision on the required procedures for the nomination and election of independent directors pursuant to SEC Memorandum Circular No. 16 Series of 2002.

- o -

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JG Summit Holdings, Inc.
(Issuer)

July 22, 2004
(Date)

Atty. Rosalinda F. Rivera
Corporate Secretary
(Signature and Title)

/kds/

FILE

PSE Code HO-180

COVER SHEET

				1	8	4	0	4	4

S.E.C. Registration Number

J G S U M M I T H O L D I N G S , I N C .

(Company's Full Name)

4 3 / F R O B I N S O N S - E Q U I T A B L E
T O W E R , A D B A V E . C O R . P O V E D A S T
O R T I G A S C E N T E R , P A S I G C I T Y

(Business Address: No. Street City/Town /Province)

Contact Person	Company Telephone Number
ROSALINDA F. RIVERA **Corporate Secretary**	**633-7631 to 40**

Month	Day	FORM TYPE	Month Day
1 2	3 1	1 7 - C	**Second Thursday of June**

Fiscal Year

Election of Officers, Members of the Advisory Board, Members of Executive Committee of the Board and Members of the Governance Committees of the Corporation

Secondary License Type, If Applicable: N/A

Dept. Requiring this Doc.:

Amended Articles Number/Section: N/A

Total Amount of Borrowings

Total No. of Stockholders	Domestic	Foreign
	N/A	N/A

To be accomplished by SEC Personnel concerned

File Number:

LCU:

Document I.D.:

Cashier:

STAMPS

Remarks : pls. use black ink for scanning purposes

PSE Code/HO-180

SECURITIES AND EXCHANGE COMMISSION

SEC Form 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2 (c) THEREUNDER

1. **July 22, 2004**
Date of Report (Date of earliest event reported)

2. SEC Identification No. **184044** 3. BIR TIN: **350-000-775-860**

4. **JG SUMMIT HOLDINGS, INC.**
(Exact name of registrant as specified in its charter)

5. **Metro Manila, Philippines** 6. Industry Classification Code: _____
(Province, country or other jurisdiction of incorporation)

7. **43rd Floor, Robinsons-Equitable Tower, ADB Ave. cor. P. Poveda St., Ortigas Center, Pasig City** **1605**
(Address of principal office) (Postal Code)

8. **(632) 633-7631 to 40**
Issuer's telephone number, including area code

9. **NA**
(Former name or former address, if changed since last report)

10. Securities registered pursuant to Sections 8 and 12 of the SRC or Sections 4 and 8 of the RSA

Title of Each Class	Number of Shares of Common Stock Outstanding
Common	**6,797,191,657**

11. Indicate the item numbers reported herein: **Item 4**

SEC FORM 17-C

JG SUMMIT HOLDINGS, INC.

11. Item 4 – Resignation, Removal or Election of Registrant's Directors or Officers

The following were elected at the Organizational Meeting of the Board of Directors of JG Summit Holdings, Inc. held on July 22, 2004:

A. OFFICERS

1.	James L. Go	Chairman and Chief Executive Officer
2.	Johnson Robert L. Go, Sr.	Vice Chairman
3.	Lance Y. Gokongwei	President and Chief Operating Officer
4.	Ignacio Gotao	Senior Vice President
5.	Eugenie ML. Villena	Senior Vice President and Chief Financial Officer – Treasurer
6.	Constante T. Santos	Senior Vice President -Corporate Controller
7.	Rosalinda F. Rivera	Corporate Secretary

B. MEMBERS OF THE ADVISORY BOARD

1. Washington SyCip
2. Oscar S. Reyes
3. Aloysius B. Colayco

C. MEMBERS OF THE EXECUTIVE COMMITTEE OF THE BOARD OF DIRECTORS

1. John Gokongwei, Jr.
2. James L. Go
3. Johnson Robert L. Go, Sr.
4. Lance Y. Gokongwei

D. MEMBERS OF THE GOVERNANCE COMMITTEES OF THE CORPORATION

A. Audit Committee

1. John Gokongwei, Jr.
2. James L. Go
3. Lance Y. Gokongwei
4. Johnson Robert L. Go, Sr.
5. Cornelio T. Peralta (Independent Director) – Chairman of the Audit Committee
6. Ricardo J. Romulo (Independent Director)

SEC
US SEC

PSE Code HO-180

COVER SHEET

				1	8	4	0	4	4

S.E.C. Registration Number

JG SUMMIT HOLDINGS, INC.

(Company's Full Name)

43/F ROBINSONS-EQUITABLE TOWER, ADB AVE. COR. POVEDA ST ORTIGAS CENTER, PASIG CITY

(Business Address: No. Street City/Town /Province)

Contact Person	Company Telephone Number
ROSALINDA F. RIVERA Corporate Secretary	633-7631 to 40

Fiscal Year (Month)	Fiscal Year (Day)	FORM TYPE	Annual Meeting (Month Day)
12	31	17-C	Second Thursday of June

Clarification of news articles entitled
"J.G. Summit expects first-half net to fall" and "JG Summit sees income drop"

Secondary License Type, If Applicable: N/A

Dept. Requiring this Doc.:

Amended Articles Number/Section: N/A

Total Amount of Borrowings

Total No. of Stockholders	Domestic	Foreign
	N/A	N/A

To be accomplished by SEC Personnel concerned

File Number: ____________ LCU: ____________

Document I.D.: ____________ Cashier: ____________

STAMPS

Remarks : pls. use black ink for scanning purposes

PSE Code HO-180

SECURITIES AND EXCHANGE COMMISSION

SEC Form 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2 (c) THEREUNDER

1. **July 27, 2004**
   Date of Report (Date of earliest event reported)

2. SEC Identification No. **184044** 3. BIR TIN: **350-000-775-860**

4. **JG SUMMIT HOLDINGS, INC.**
   (Exact name of registrant as specified in its charter)

5. **Metro Manila, Philippines** 6. Industry Classification Code: _____
   (Province, country or other jurisdiction of incorporation)

7. **43rd Floor, Robinsons-Equitable Tower, ADB Ave. cor. P. Poveda St., Ortigas Center, Pasig City** **1605**
   (Address of principal office) (Postal Code)

8. **(632) 633-7631 to 40**
   Issuer's telephone number, including area code

9. **NA**
   (Former name or former address, if changed since last report)

10. Securities registered pursuant to Sections 8 and 12 of the SRC or Sections 4 and 8 of the RSA

Title of Each Class	Number of Shares of Common Stock Outstanding
Common	**6,797,191,657**

11. Indicate the item numbers reported herein: **Item 9**

SEC Form 17-C

JG SUMMIT HOLDINGS, INC.

11. **Item 9 – Other Events**

Please see the following attached documents:

Annex "A" -	**Letter of JG Summit Holdings, Inc. (the "Company") to the Philippine Stock Exchange (PSE) dated July 26, 2004 in response to the fax letter of the PSE in Annex "B" below.**
Annex "B" –	**Fax letter of PSE to the Company dated July 23, 2004 requesting for confirmation of the veracity of the information contained in the news articles in Annex "C" and Annex "D" below.**
Annex "C" –	**News article entitled "J.G. Summit expects first-half net to fall" published in the July 23, 2004 issue of the Business World (Internet Edition).**
Annex "D" -	**News article entitled "JG Summit sees income drop" published in the July 23, 2004 issue of the Manila Bulletin (Internet Edition).**

- o –

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JG Summit Holdings, Inc.
(Registrant)

July 27, 2004
(Date)

Atty. Rosalinda F. Rivera
Corporate Secretary
(Signature and Title)

/kds/

Annex "A"

JG SUMMIT
HOLDINGS, INC.
43rd FLOOR ROBINSONS EQUITABLE TOWER ADB AVE. COR. POVEDA RD. ORTIGAS CENTER, PASIG CITY
TEL. NO.: 633-7631, 637-1670, 240-8801 FAX NO.: 633-9387 OR 633-9207

PSE Code HO-180

26 July 2004

PHILIPPINE STOCK EXCHANGE, INC.
Philippine Stock Exchange Centre
Exchange Road, Ortigas Center
Pasig City, Metro Manila

Attention: Ms. Raquel R. Angeles
Specialist, Disclosure Department

Ms. Mayette M. Mendoza
Analyst, Disclosure Department

Gentlemen:

We refer to your fax letter dated July 23, 2004 requesting us to confirm the veracity of the information contained in the following news articles:

1. "JG Summit expects first-half net to fall" published in the July 23, 2004 issue of the BusinessWorld (Internet Edition).
2. "JG Summit sees income drop" published in the July 23, 2004 issue of the Manila Bulletin (Internet Edition).

Most of the statements and information contained in the said article are factual having been based on the 2003 Annual Report, the SEC Form 17-Q for the six month period ending June 30, 2003, and the SEC Form 17-Q for the three month period ending March 31, 2004 filed by JG Summit Holdings, Inc. with the SEC and the PSE.

Very truly yours,

JG Summit Holdings, Inc.

Atty. Rosalinda F. Rivera
Corporate Secretary

/mhd

Annex "B"

facsimile transmittal

4th Floor, Philippine Stock Exchange Center, Exchange Road,
Ortigas Center, Pasig City
Trunkline: 688-7516
Fax. No. 636-0809

To	:	ATTY. ROSALINDA F. RIVERA *Corporate Secretary*
Company	:	JG SUMMIT HOLDINGS, INC.
Subject	:	Request for clarification of news articles
Date	:	July 23, 2004

Dear Atty. Rivera:

This is in reference to the following attached news articles entitled:

1) "J.G. Summit expects first-half net to fall" published in the July 23, 2004 issue of BusinessWorld (Internet Edition), which reported that:

> *"JG Summit Holdings, Inc. expects to post a net income of more than PhP1.2 billion for the first half, lower than PhP1.7 billion reported in the first half of last year. x x x"*; and

2) "JG Summit sees income drop" published in the July 23, 2004 issue of Manila Bulletin (Internet Edition), which reported that:

> *"JG Summit Holdings Inc., the investment holdings arm of the Gokongwei Group of Companies, expects net income for the first semester of the year to have dropped 29.4 percent to ₱1.5 billion from the ₱1.7 billion registered in the same period in 2003. x x x"*

In view thereof, please confirm the veracity of the information contained in the said news articles **on or before 9:00 a.m. on Monday, July 26, 2004,** so that we may properly apprise the Trading Participants and the investing public of the same.

Respectfully Yours,

MAYETTE M. MENDOZA
Analyst, Disclosure Department

Noted by:

RAQUEL R. ANGELES
Specialist, Disclosure Department

Robinsons Savings Bank generated net earnings after tax of [illegible] last year, down 15.8% from [illegible] previously.

"Operations-wise, we are doing better. We have no current plans to divest because we did some cleaning up last year with the shutdown of Manila Midtown Hotel and our small electronics business," said Mr. Gokongwei, adding this year, JG Summit will strengthen investments.

JG Summit earmarked capital expenditures of PhP15 billion for the whole year across all its interests, with "at least 60% going to telecoms."

Annex "C"

People Search

CORPORATE STORIES

corporate world

J.G. Summit expects first-half net to fall

By ROULEE JANE F. CALAYAG

JG Summit Holdings, Inc. expects to post a net income of more than PhP1.2 billion for the first half, lower than PhP1.7 billion reported in the first half of last year.

In an interview with reporters at the sidelines of the the company's annual stockholders' meeting yesterday, Lance Y. Gokongwei, president and chief operating officer, said JG Summit forecasts a lower net income for the first semester because its telecoms business was losing more money than last year.

The company ended 2003 with [illegible] in net income.

LESS CASH

He said there is less cash due to investment in telecoms, particularly its wireless phone services under the Sun Cellular brand.

JG Summit Holdings also paid a lot of debts, Mr. Gokongwei said.

But overall, JG Summit is optimistic of its prospects for the year.

"All the businesses are doing significantly well except for telecoms and financial services subsidiaries," Mr. Gokongwei said.

JG Summit's financial services subsidiaries include 100%-owned JG Summit Capital Markets Corp. and Robinsons Savings Bank.

JG Summit Capital generated revenues of PhP249.5 million for 2003, slightly down by 4.3% from revenues of PhP260.5 million in 2002.

Robinsons Savings Bank generated net earnings after tax of PhP132.2 million last year, down 15.8% from PhP157 million previously.

"Operations-wise, we are doing better. We have no current plans to divest because we did some cleaning up last year with the shutdown of Manila Midtown Hotel and our small electronics business," said Mr. Gokongwei, adding this year, JG Summit will strengthen investments.

JG Summit earmarked capital expenditures of [illegible] billion for the whole year across all its interests, with "at least 60% going to telecoms."

The outlay will come from long-term credit agency financing and internally generated cash. JG Summit's cash flow is currently at [illegible].

For the first quarter, JG Summit's capex is at [illegible].

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Annex "D"

said. The solicitation of consent ended on Monday (July 19).

JG Summit sees income drop

JG Summit Holdings Inc., the investment holdings arm of the Gokongwei Group of Companies, expects net income for the first semester of the year to have dropped 29.4 percent to P1.5 billion from the P1.7 billion registered in the same period in 2003. During the firm's annual stockholders' meeting yesterday, JG Summit president Lance Gokongwei said the drop came despite an improvement in almost all of the firm's businesses. Gokongwei said only the firm's telecommunications businesses, the fixed line and mobile network of Digital Telecommunications (Digitel), was operating at a loss and weighed down JG Summit's bottomline. JG Summit is allotting P15 billion in capital expenditures for the year for investment mainly in its branded food, telecommunications and property development businesses. It is also acquiring new aircraft for its airline business. Gokongwei said they will continue to expand their branded food business in the domestic and regional markets while it plans to complete the first phase on the roll-out program and will double its current 600 cell sites by the end of the year. For its real estate business, the firm is currently developing three malls in Bacolod, Angeles and Mandaluyong.

PAL starts Seoul-Palawan flight

Philippine Airlines (PAL) said it began Thursday a commercial service between Seoul and Puerto Princesa on the western Philippine island of Palawan in a bid to attract more South Korean tourists. Palawan is the the Philippines's fifth-largest island and one of its major tourist destinations. In a statement, PAL said it will operate a thriceweekly service between Seoul and Puerto Princesa City, using Airbus A320-200 aircraft. "The service is designed to cater to the booming tourist traffic from (South) Korea, the country's third largest source of visitors, by providing them an alternative to the traditional destinations of Manila and Cebu," the airline said. The Puerto Princesa route is PAL's fourth link between the Philippines and South Korea. It already flies daily between Manila and Seoul, four times weekly between Manila and Busan, and four times weekly between Cebu and Seoul.

SECS
/MS SEC

PSE Code HO-180

COVER SHEET

					1	8	4	0	4	4

S.E.C. Registration Number

JG SUMMIT HOLDINGS, INC.

(Company's Full Name)

43/F ROBINSONS-EQUITABLE
TOWER, ADB AVE. COR. POVEDA ST
ORTIGAS CENTER, PASIG CITY

(Business Address: No. Street City/Town /Province)

ROSALINDA F. RIVERA Corporate Secretary	633-7631 to 40
Contact Person	Company Telephone Number

12	31	17-C	Second Thursday of June
Month	Day	FORM TYPE	Month Day
Fiscal Year			Annual Meeting

Clarification of news article entitled
"JG Summit to settle part of $102-M bonds in Sept"

N/A
Secondary License Type, If Applicable

Dept. Requiring this Doc.

N/A
Amended Articles Number/Section

Total Amount of Borrowings

	N/A	N/A
Total No. of Stockholders	Domestic	Foreign

To be accomplished by SEC Personnel concerned

File Number

LCU

Document I.D.

Cashier

STAMPS

Remarks : pls. use black ink for scanning purposes

PSE Code HO-180

SECURITIES AND EXCHANGE COMMISSION

SEC Form 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2 (c) THEREUNDER

1. **July 28, 2004**
   Date of Report (Date of earliest event reported)

2. SEC Identification No. **184044** 3. BIR TIN: **350-000-775-860**

4. **JG SUMMIT HOLDINGS, INC.**
   (Exact name of registrant as specified in its charter)

5. **Metro Manila, Philippines** 6. Industry Classification Code: _____
   (Province, country or other jurisdiction of incorporation)

7. **43rd Floor, Robinsons-Equitable Tower, ADB Ave. cor. P. Poveda St., Ortigas Center, Pasig City** **1605**
   (Address of principal office) (Postal Code)

8. **(632) 633-7631 to 40**
   Issuer's telephone number, including area code

9. **NA**
   (Former name or former address, if changed since last report)

10. Securities registered pursuant to Sections 8 and 12 of the SRC or Sections 4 and 8 of the RSA

Title of Each Class	Number of Shares of Common Stock Outstanding
Common	**6,797,191,657**

11. Indicate the item numbers reported herein: **Item 9**

SEC Form 17-C

JG SUMMIT HOLDINGS, INC.

11. **Item 9 – Other Events**

Please see the following attached documents:

Annex "A" - **Letter of JG Summit Holdings, Inc. (the "Company") to the Philippine Stock Exchange (PSE) dated July 27, 2004 in response to the fax letter of the PSE in Annex "B" below.**

Annex "B" – **Fax letter of PSE to the Company dated July 26, 2004 requesting for confirmation of the veracity of the information contained in the news article in Annex "C" below.**

Annex "C" – **News article entitled "JG Summit to settle part of $102-M bonds in Sept" which appeared in the July 24, 2004 issue of The Philippine Star.**

- 0 –

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JG Summit Holdings, Inc.
(Registrant)

July 28, 2004
(Date)

Atty. Rosalinda F. Rivera
Corporate Secretary
(Signature and Title)

/mhd

ANNEX "A"

JG SUMMIT HOLDINGS, INC.

43rd FLOOR ROBINSONS EQUITABLE TOWER ADB AVE. COR. POVEDA RD. ORTIGAS CENTER, PASIG CITY
TEL. NO.: 633-7631, 637-1670, 240-8801 FAX NO.: 633-9387 OR 633-9207

PSE Code HO-180

27 July 2004

PHILIPPINE STOCK EXCHANGE, INC.
Philippine Stock Exchange Centre
Exchange Road, Ortigas Center
Pasig City, Metro Manila

Attention: Ms. Janet A. Encarnacion
OIC, Disclosure Department

Ms. Christine D. Soto
Specialist, Disclosure Department

Gentlemen:

We refer to your fax letter dated July 26, 2004 requesting us to confirm the veracity of the information contained in the news article entitled "JG Summit to settle part of $102-M bonds in Sept" which appeared in the July 24, 2004 issue of The Philippine Star.

Please be advised that the issuer of the bonds referred to in the news article is JG Summit Philippines Ltd., a subsidiary of JG Summit Holdings, Inc., as disclosed to the Exchange on August 30, 2001. We wish to inform you also that the stated maturity of the said bonds is in 2006. However, this bond provides its holders with a "put" option after three (3) years and some of these holders have given us notice that they will exercise their put options.

We hope this clarifies this matter.

Very truly yours,

JG Summit Holdings, Inc.

Atty. Rosalinda F. Rivera
Corporate Secretary

/mhd

ANNEX "B"

facsimile transmittal

4th Floor, Philippine Stock Exchange Center, Exchange Road, Ortigas Center, Pasig City
Trunkline: 688-7516
Fax. No. 636-0809

To	:	ATTY. ROSALINDA F. RIVERA *Corporate Secretary*
Company	:	JG SUMMIT HOLDINGS, INC.
Subject	:	**"JG Summit to settle part of $102-M bonds in Sept"**
Date	:	**July 26, 2004**

Dear Atty. Rivera:

This is in reference to the attached news article entitled "JG Summit to settle part of $ 102-M bonds in Sept" published in the July 24, 2004 issue of The Philippine Star. The article reported that:

> *"The Gokongweis' flagship firm JG Summit Holdings Inc. has paid off $200 million of its debts last March and expects to settle a portion of its $102 million bonds set to mature this September.*
>
> *At the sidelines of the company's annual stockholders' meeting last Thursday, JG Summit president and chief operating officer Lance Gokongwei said the firm expects to settle less than half of the $102 million five-year bonds and is hoping it could extend payment of the balance by another two or three years.*
>
> *Gokongwei said funding will come from a combination of internally-generated cash and external sources. xxx*
>
> *JG Summit has set aside P15 billion in capital expenditures for the year with 60 percent of this amount going to the continued expansion of Digitel's cellular service. xxx"*

In view thereof, please confirm the veracity of the information contained in the said news articles **on or before 9:00 a.m. on Tuesday, July 27, 2004,** so that we may properly apprise the Trading Participants and the investing public of the same.

Respectfully Yours,

CHRISTINE D. SOTO
Specialist, Disclosure Department

Noted by:

JANET A. ENCARNACION
OIC, Disclosure Department

RECEIVED
JUL 26 2004
OFFICE OF THE CORPORATE SECRETARY

ANNEX "C"

JG Summit to settle part of $102-M bonds in Sept

By ZINNIA B. DELA PEÑA

The Gokongweis' flagship firm JG Summit Holdings Inc. has paid off $200 million of its debts last March and expects to settle a portion of its $102 million bonds set to mature this September.

At the sidelines of the company's annual stockholders meeting last Thursday, JG Summit president and chief operating officer Lance Gokongwei said the firm expects to settle less than half of the $102 million five-year bonds and is hoping it could extend payment of the balance by another two or three years.

Gokongwei said funding will come from a combination of internally-generated cash and external sources.

JG Summit and its food manufacturing arm Universal Robina Corp. each have $100 million worth of bonds maturing in 2006.

Gokongwei said the company is expected to post a net income of more than P1.2 billion in the first semester, down by 29 percent from the previous year's level of P1.7 billion.

The decline was attributed to heavy losses incurred by its telecommunications unit Digital Telecommunications Phils. Inc. (Digitel).

He said the mediocre performance of JG Summit's financial services subsidiaries — JG Summit Capital Markets Corp. and Robinsons Savings Bank — also contributed to the decline in the group's net income.

Gokongwei said there was less cash available due to the group's investments in telecoms, particularly in wireless phone services under the Sun Cellular brand.

However, Gokongwei is optimistic of the company's prospects for the year, saying most of its businesses are doing well except for just two subsidiaries. He said the company's food business and mall and other real estate operations will continue to be the group's major sources of income.

"Operations-wise, we are doing better. We have no current plans to divest because we did some cleaning up last year with the shutdown of Manila Midtown Hotel and our small electronics business," Gokongwei said.

JG Summit has set aside P15 billion in capital expenditures for the year with 60 percent of this amount going to the continued expansion of Digitel's cellular service.

Digitel's mobile phone service continues to be the group's top priority this year as they struggle to get a slice of the profitable and highly-competitive cellular phone service market, dominated by Smart Communications Inc. and the Ayala-controlled Globe Telecom Inc.

As of end-2003, Sun Cellular's subscriber base stood at 650,000, surpassing the company's target of 500,000.

Digitel hopes to attract more subscribers by offering better and cheaper service.

The capital budget will also go to the regionalization of the group's branded consumer food products and the construction of new malls and convenience stores.

Universal Robina Corp. has began construction of a $10-million food manufacturing plant in Vietnam.

The plant is expected to be operational March 2006.

URC is hoping to become a regional powerhouse in the snacks, candies, wafer, biscuit and chocolate markets.

As for its real estate development business, Robinsons Land Corp. expects to open three to four new malls this year in Bacolod, Angeles and Mandaluyong.

RLC also intends to put up 50 more convenience stores under the Mini-Stop chain.

The Gokongwei group also intends to strengthen the operations of Cebu Pacific, which is currently the second largest airline in the Philippines, offering domestic flights to and from major cities in the country and international flights from Manila and Cebu to destinations in Asia.

Cebu Pacific claims a 38 percent market share. It also flies to Hong Kong, South Korea and two other destinations in China.

SEC
IIS SEC

PSE Code HO-180

COVER SHEET

1	8	4	0	4	4

S.E.C. Registration Number

JG SUMMIT HOLDINGS, INC.

(Company's Full Name)

43/F ROBINSONS-EQUITABLE
TOWER, ADB AVE. COR. POVEDA ST
ORTIGAS CENTER, PASIG CITY

(Business Address: No. Street City/Town /Province)

ROSALINDA F. RIVERA Corporate Secretary	633-7631 to 40
Contact Person	Company Telephone Number

12	31	17-C	Second Thursday of June
Month	Day	FORM TYPE	Month Day
Fiscal Year			Annual Meeting

Letter to the Philippine Stock Exchange dated July 26, 2004 regarding the penalty on the alleged failure to comply with Section 7 of the PSE Revised Disclosure Rules

N/A

Secondary License Type, If Applicable

Dept. Requiring this Doc.

N/A

Amended Articles Number/Section

Total Amount of Borrowings

	N/A	N/A
Total No. of Stockholders	Domestic	Foreign

To be accomplished by SEC Personnel concerned

File Number

LCU

Document I.D.

Cashier

STAMPS

Remarks : pls. use black ink for scanning purposes

PSE Code HO-180

SECURITIES AND EXCHANGE COMMISSION

SEC Form 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2 (c) THEREUNDER

1. **July 29, 2004**
   Date of Report (Date of earliest event reported)

2. SEC Identification No. **184044** 3. BIR TIN: **350-000-775-860**

4. **JG SUMMIT HOLDINGS, INC.**
   (Exact name of registrant as specified in its charter)

5. **Metro Manila, Philippines** 6. Industry Classification Code: _____
   (Province, country or other jurisdiction of incorporation)

7. **43rd Floor, Robinsons-Equitable Tower, ADB Ave. cor. P. Poveda St., Ortigas Center, Pasig City** **1605**
   (Address of principal office) (Postal Code)

8. **(632) 633-7631 to 40**
   Issuer's telephone number, including area code

9. **NA**
   (Former name or former address, if changed since last report)

10. Securities registered pursuant to Sections 8 and 12 of the SRC or Sections 4 and 8 of the RSA

Title of Each Class	Number of Shares of Common Stock Outstanding
Common	**6,797,191,657**

11. Indicate the item numbers reported herein: **Item 9**

SEC Form 17-C

JG SUMMIT HOLDINGS, INC.

11. **Item 9 – Other Events**

Please see attached letter of JG Summit Holdings, Inc. ("Company") to the Philippine Stock Exchange dated July 26, 2004 requesting for a reduction of the penalty imposed on the Company for its alleged failure to comply with Section 7 of the Revised Disclosure Rules of the Exchange.

- o -

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JG Summit Holdings, Inc.
(Registrant)

July 29, 2004
(Date)

Atty. Rosalinda F. Rivera
Corporate Secretary
(Signature and Title)

/mhd

Receiving Copy

OSCAR L. GOMEZ
2004 JUL 27 PM 4:21

JG SUMMIT HOLDINGS, INC.

43rd FLOOR ROBINSONS EQUITABLE TOWER ADB AVE. COR. POVEDA RD. ORTIGAS CENTER, PASIG CITY
TEL. NO.: 633-7631, 637-1670, 240-8801 FAX NO.: 633-9387 OR 633-9207

PSE Code – HO 180

July 26, 2004

Philippine Stock Exchange
Disclosure Department
4th Floor, Philippine Stock Exchange Center
Exchange Road, Ortigas Center
Pasig City

Attention: JURISITA M. QUINTOS
Senior Vice President – Operations Group

Gentlemen:

This is in reference to your letter dated 19 July 2004 which we received on July 21, 2004. The letter denied our request for the Exchange to reconsider its decision to impose a penalty in the amount of Fifty Thousand Pesos (P50,000.00) for our alleged failure to comply with Section 7 of the Revised Disclosure Rules.

We would like to respectfully request that the amount of the penalty be reduced by the Exchange. The said amount does not appear to be commensurate with the extent of our alleged omission. It must be noted that on February 18, 2004 we sent a letter to the Exchange regarding the matters to be taken up at the special meeting of the shareholders to be held on March 18, 2004. This letter was sent before the record date set for the meeting. Consequently, we were still able to provide the Exchange and the public with prior notice regarding the matters to be discussed at the special meeting of the shareholders and there was therefore no complete failure to disclose the said matters to the Exchange.

On the basis of the foregoing, we respectfully and sincerely urge the Exchange to reduce the fine imposed on us for non-compliance with Section 7 of the Revised Disclosure Rules.

Very truly yours,

ROSALINDA F. RIVERA
Corporate Secretary

THE PHILIPPINE STOCK EXCHANGE, INC.

July 19, 2004

JG SUMMIT HOLDINGS, INC.
40/F Robinsons-Equitable Tower
ADB Ave. cor. P. Poveda St.
Ortigas Center, Pasig City

Attention: ATTY. ROSALINDA F. RIVERA
Corporate Secretary

Gentlemen:

We write in connection with your letter dated June 10, 2004 requesting for reconsideration of the penalty imposed on JG Summit Holdings, Inc. (the "Corporation") for non-compliance with the requirement set forth under Section 7 of the Revised Disclosure Rules, pertaining to Disclosure on Stockholders' Meeting.

The Listing Committee and the Board of Directors, in their respective meetings held on July 5, 2004 and July 14, 2004, resolved to deny the said request. The Exchange recognized the circumstances cited by the Corporation. However, the same should not be construed as exemption from regulatory requirements. As a listed company, the Corporation has the responsibility to comply with the rules set forth by the Exchange to avoid any penalty.

The disclosure made by the Corporation pertaining to the approval by its Board of Directors of the amendment to its Articles of Incorporation is not considered as compliance with Section 7 of the Revised Disclosure Rules. The Corporation only advised the Exchange that a special stockholders' meeting shall be called upon to approve the proposed amendments and did not include pertinent details of the said meeting. The Exchange would like to emphasize that disclosure on stockholders' meetings and proposed amendments to Articles of Incorporation are distinct and separate requirements under the Revised Disclosure Rules.

In view thereof, the Corporation is hereby directed to pay the fine of Fifty Thousand Pesos (₱50,000.00) within five (5) trading days from receipt hereof. Please be advised that an additional fine of One Thousand Pesos (₱1,000.00) shall be imposed for each trading day of delay of payment, and that failure to pay within one (1) month from the imposition of the penalty shall result in the suspension of trading of the Corporation's securities.

Your compliance is hereby enjoined.

Very truly yours,

JURISITA M. QUINTOS
Senior Vice President – Operations Group

MS SEC

PSE Code HO-180

COVER SHEET

					1	8	4	0	4	4

S.E.C. Registration Number

J G SUMMIT HOLDINGS, INC.

(Company's Full Name)

43/F ROBINSONS-EQUITABLE
TOWER, ADB AVE. COR. POVEDA ST
ORTIGAS CENTER, PASIG CITY

(Business Address: No. Street City/Town /Province)

ROSALINDA F. RIVERA
Corporate Secretary

Contact Person

633-7631 to 40

Company Telephone Number

Month	Day
12	31

Fiscal Year

FORM TYPE: **17-C**

Second Thursday of June

Month Day
Annual Meeting

Authorization by the Board of Directors of the offer and issuance of preferred shares

N/A

Secondary License Type, If Applicable

Dept. Requiring this Doc.

N/A

Amended Articles Number/Section

Total Amount of Borrowings

Total No. of Stockholders	Domestic	Foreign
	N/A	N/A

To be accomplished by SEC Personnel concerned

File Number

LCU

Document I.D.

Cashier

STAMPS

Remarks : pls. use black ink for scanning purposes

PSE Code HO-180

SECURITIES AND EXCHANGE COMMISSION

SEC Form 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2 (c) THEREUNDER

1. **July 30, 2004**
Date of Report (Date of earliest event reported)

2. SEC Identification No. **184044** 3. BIR TIN: **350-000-775-860**

4. **JG SUMMIT HOLDINGS, INC.**
(Exact name of registrant as specified in its charter)

5. **Metro Manila, Philippines** 6. Industry Classification Code: _____
(Province, country or other jurisdiction of incorporation)

7. **43rd Floor, Robinsons-Equitable Tower, ADB Ave. cor. P. Poveda St., Ortigas Center, Pasig City** **1605**
(Address of principal office) (Postal Code)

8. **(632) 633-7631 to 40**
Issuer's telephone number, including area code

9. **NA**
(Former name or former address, if changed since last report)

10. Securities registered pursuant to Sections 8 and 12 of the SRC or Sections 4 and 8 of the RSA

Title of Each Class	Number of Shares of Common Stock Outstanding
Common	**6,797,191,657**

11. Indicate the item numbers reported herein: **Item 6**

SEC Form 17-C

JG SUMMIT HOLDINGS, INC.

11. **Item 6 – Changes in Securities**

Please see attached letter of JG Summit Holdings, Inc. ("Company") to the Philippine Stock Exchange dated July 28, 2004 advising them that the Board of Directors of the Company has authorized the offer and issuance of Two Hundred Fifty Five Million (255,000,000) redeemable and non-voting preferred shares at an issue price of P5.00 per share by private placement for distribution to qualified institutional buyers under Section 10.1 (l) of the Securities Regulation Code.

For a general description of the rights of the holders of preferred shares, kindly refer to the SEC Form 17-IS (Definitive Information Statement) filed by the Company with the SEC on February 26, 2004 in connection with the Special Meeting of Shareholders of the Company held on March 18, 2004.

- o -

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JG Summit Holdings, Inc.
(Registrant)

July 30, 2004
(Date)

Atty. Rosalinda F. Rivera
Corporate Secretary
(Signature and Title)

/mhd

JG SUMMIT
HOLDINGS, INC.
43rd FLOOR ROBINSONS EQUITABLE TOWER ADB AVE. COR. POVEDA RD. ORTIGAS CENTER, PASIG CITY
TEL. NO.: 633-7631, 637-1670, 240-8801 FAX NO.: 633-9387 OR 633-9207

PSE Code – HO 180

July 28, 2004

Philippine Stock Exchange
Disclosure Department
4th Floor, Philippine Stock Exchange Center
Exchange Road, Ortigas Center
Pasig City

Attention: Ms. Janet A. Encarnacion
OIC, Disclosure Department

Ms. Christine D. Soto
Specialist, Disclosure Department

Gentlemen:

Please be advised that the Board of Directors of JG Summit Holdings, Inc. (the "Company") has authorized the offer and issuance of Two Hundred Fifty Five Million (255,000,000) redeemable and non-voting preferred shares at an issue price of P5.00 per share. The said offering shall be by private placement for distribution to qualified institutional buyers under Section 10.1 (l) of the Securities Regulation Code.

Very truly yours,

ROSALINDA F. RIVERA
Corporate Secretary

MS SEC

PSE Code HO-180

COVER SHEET

					1	8	4	0	4	4

S.E.C. Registration Number

J G S U M M I T H O L D I N G S , I N C .

(Company's Full Name)

4 3 / F R O B I N S O N S - E Q U I T A B L E

T O W E R , A D B A V E . C O R . P O V E D A S T

O R T I G A S C E N T E R , P A S I G C I T Y

(Business Address: No. Street City/Town /Province)

Contact Person	Company Telephone Number
ROSALINDA F. RIVERA Corporate Secretary	633-7631 to 40

Fiscal Year (Month)	Fiscal Year (Day)	FORM TYPE	Annual Meeting (Month Day)
1 2	3 1	1 7 - C	Second Thursday of June

Authorization by the Board of Directors of the offer and issuance of 171,900,000 redeemable and non-voting preferred shares

N/A

Secondary License Type, If Applicable

Dept. Requiring this Doc.	Amended Articles Number/Section
	N/A

Total Amount of Borrowings

Total No. of Stockholders	Domestic	Foreign
	N/A	N/A

To be accomplished by SEC Personnel concerned

File Number

LCU

Document I.D.

Cashier

STAMPS

Remarks : pls. use black ink for scanning purposes

PSE Code HO-180

SECURITIES AND EXCHANGE COMMISSION

SEC Form 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2 (c) THEREUNDER

1. **August 4, 2004**
   Date of Report (Date of earliest event reported)

2. SEC Identification No. **184044** 3. BIR TIN: **350-000-775-860**

4. **JG SUMMIT HOLDINGS, INC.**
   (Exact name of registrant as specified in its charter)

5. **Metro Manila, Philippines** 6. Industry Classification Code: _____
   (Province, country or other jurisdiction of incorporation)

7. **43rd Floor, Robinsons-Equitable Tower, ADB Ave. cor. P. Poveda St., Ortigas Center, Pasig City** **1605**
   (Address of principal office) (Postal Code)

8. **(632) 633-7631 to 40**
   Issuer's telephone number, including area code

9. **NA**
   (Former name or former address, if changed since last report)

10. Securities registered pursuant to Sections 8 and 12 of the SRC or Sections 4 and 8 of the RSA

Title of Each Class	Number of Shares of Common Stock Outstanding
Common	**6,797,191,657**

11. Indicate the item numbers reported herein: **Item 6**

SEC Form 17-C

JG SUMMIT HOLDINGS, INC.

11. **Item 6 – Changes in Securities**

Please see attached letter of JG Summit Holdings, Inc. ("Company") to the Philippine Stock Exchange dated August 3, 2004 advising them that the Board of Directors of the Company has authorized the offer and issuance of One Hundred Seventy One Million Nine Hundred Thousand (171,900,000) redeemable and non-voting preferred shares at an issue price of P5.00 per share by private placement for distribution to qualified institutional buyers under Section 10.1 (l) of the Securities Regulation Code.

For a general description of the rights of the holders of preferred shares, kindly refer to the SEC Form 17-IS (Definitive Information Statement) filed by the Company with the SEC on February 26, 2004 in connection with the Special Meeting of Shareholders of the Company held on March 18, 2004.

- o -

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JG Summit Holdings, Inc.
(Registrant)

August 4, 2004
(Date)

Atty. Rosalinda F. Rivera
Corporate Secretary
(Signature and Title)

/mhd

JG SUMMIT HOLDINGS, INC.
43rd FLOOR ROBINSONS EQUITABLE TOWER ADB AVE. COR. POVEDA RD. ORTIGAS CENTER, PASIG CITY
TEL. NO.: 633-7631, 637-1670, 240-8801 FAX NO.: 633-9387 OR 633-9207

PSE Code – HO 180

August 3, 2004

Philippine Stock Exchange
Disclosure Department
4th Floor, Philippine Stock Exchange Center
Exchange Road, Ortigas Center
Pasig City

Attention: Ms. Janet A. Encarnacion
OIC, Disclosure Department

Ms. Christine D. Soto
Specialist, Disclosure Department

Gentlemen:

Please be advised that the Board of Directors of JG Summit Holdings, Inc. (the "Company") has authorized the offer and issuance of One Hundred Seventy One Million Nine Hundred Thousand (171,900,000) redeemable and non-voting preferred shares at an issue price of P5.00 per share. The said offering shall be by private placement for distribution to qualified institutional buyers under Section 10.1 (l) of the Securities Regulation Code.

Very truly yours,

ROSALINDA F. RIVERA
Corporate Secretary

PSE Code HO-180

COVER SHEET

				1	8	4	0	4	4

S.E.C. Registration Number

J G S U M M I T H O L D I N G S , I N C .

(Company's Full Name)

43/F ROBINSONS-EQUITABLE TOWER, ADB AVE. COR. POVEDA ST ORTIGAS CENTER, PASIG CITY

(Business Address: No. Street City/Town /Province)

ROSALINDA F. RIVERA
Corporate Secretary

Contact Person

633-7631 to 40

Company Telephone Number

Month		Day	
1	2	3	1

Fiscal Year

FORM TYPE: 10-1

Annual Meeting (Month Day): Second Thursday of June

NOTICE OF EXEMPT TRANSACTION UNDER 10.1 (L)

N/A

Secondary License Type, If Applicable

Dept. Requiring this Doc.

N/A

Amended Articles Number/Section

Total Amount of Borrowings

Total No. of Stockholders

N/A — Domestic

N/A — Foreign

To be accomplished by SEC Personnel concerned

File Number

LCU

Document I.D.

Cashier

STAMPS

Remarks : pls. use black ink for scanning purposes

JG SUMMIT HOLDINGS, INC. August 6, 2004

Name of issuer whose securities are being offered for sale or sold 2004 AUG 6 PM 4 27 Date

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 10-1

NOTICE OF EXEMPT TRANSACTION UNDER 10.1(k)/(l) APPLICATION FOR CONFIRMATION UNDER SECTION 10.1 OF THE SECURITIES REGULATION CODE

Check Applicable Box:

✓ Notice of Exempt Transaction under 10.1 (l)

Application for Commission confirmation that the transaction qualifies as an exempt transaction under Section 10.1 of the Securities Regulation Code (Code).

1. **Where the Commission confirmation is being requested, state the provision of Section 10.1 of the Code under which confirmation is being requested:**

N/A

2. **Information about the securities for which this Notice/Application has been filed:**

(a) Title of class of securities being offered for sale/sold	preferred shares, designated as Tranche 1 of Series A
(b) Number and price/value of the securities being offered for sale/sold	255,000,000 redeemable and non-voting preferred shares at an issue price of P5.00 per share.
(c) Are any of the issuer's securities listed on the Philippine Stock Exchange and, if so, describe which class is listed and latest trading price.	No
(d) Are the securities traded on any other trading market and, if so, disclose latest trading price	No

3. **Additional information about the securities where this notice is filed by the issuer thereof:**

(a) Exact name of issuer as specified in its charter	JG Summit Holdings, Inc.
(b) Place (province, country or other jurisdiction of incorporation) and date thereof	Metro Manila, Philippines November 23, 1990 (date of incorporation)
(c) SEC Identification Number	184044
(d) BIR Tax Identification Number	000-775-860
(e) Address of principal office	43/F Robinsons-Equitable Tower ADB Ave., Corner Poveda St. Ortigas Center Pasig City Metro Manila 1605
(f) Issuer's telephone number, including area code	(632) 633-7631 to 40
(g) Former name or former address, if any, since filing of last report with the SEC	N/A
(h) Are any of the issuer's securities listed on the Philippine Stock Exchange and, if so, describe which class is listed and latest trading price.	7,319,723,200 common shares P1.74 as of July 30, 2004

(i) Other securities registered with the Commission under the Revised Securities Act or the Securities Regulation Code (title of each class, number of shares of common stock and amount of debt outstanding, date of registration)	7,319,723,200 common shares
(j) Describe any other offer for sale/sale of securities by the issuer for the last 12 months for which exemptive relief from registration was claimed under RSA or Section 10.1 of the Code (whether or not this form was filed	None
(k) Name of underwriter or selling agent involved in the sale	PCI Capital Corporation

4. If securities are being sold by the owner thereof, please disclose:

(a) Name of Selling Owner or Owner's Representative	N/A
(b) Date of acquisition and from whom (issuer, another person)	N/A
(c) Price of securities when acquired	N/A

5. Terms and Conditions of the Sale:

(a) Date and place of initiation of selling efforts (or proposed date and place of sale if prior confirmation is requested)	Philippines, July 27, 2004
(b) *Unless being sold by the issuer or the owner,* please disclose name of person selling the securities and his authority	*PCI Capital Corporation*
(c) Lock-Up Period	N/A
(d) Summary of other terms and conditions of the sale.	Refer to the Offering Circular dated July 14, 2004. (Annex "A")

6. Information about purchasers

(a) Name, address and legal residence of each purchaser, and indicate whether each purchaser is a "qualified buyer" under Section 10.1(1) of the Code.	Refer to table. (Annex "B")
(b) Number of shares which shall be purchased/ purchased by each purchaser	Refer to Annex "B"
(c) For each purchaser, indicate whether such person is an officer, director or holder of at least 5% of any class of equity shares of the issuer	N/A

(d) Indicate the class, number, and percentage of all shares of the issuer already owned by each purchaser	N/A

7. Exhibits When Notice Being Provided

In addition to the above information, the applicant hereby submits with this Notice the following documents:

(a) Written Disclosure to Investors containing the required information under Paragraphs (1) and (4)(d) of SRC Rule 10-1; and

(b) Copy of other materials to be used/used in connection with the offering for sale or sale – Offering Circular dated July 14, 2004 (Annex "A").

8. Filing Fees in Connection with an Application for Confirmation

This application for confirmation of availability of an exemption under SRC Rule 10.1 of the Code has been submitted along with the payment of the prescribed fee in the amount of N/A under O.R. No. ________________. *(Fill this up if applicable only) (not applicable)*

Signatures

The undersigned hereby certifies that the exemption applied for hereunder is available and all requirements set forth in SRC Rule 10-1 have been complied with.

Pursuant to the requirements of the Code and SRC Rule 10-1 thereunder JG Summit Holdings, Inc.
(Name of Seller)
has caused this certification to be signed on its behalf by a duly authorized person who, in case of a juridical person, shall be the President thereof.

Date: August 6, 2004

By: ____________________
Lance Y. Gokongwei
President and Chief Operating Officer

Instruction

The applicant shall file with the Commission five (5) copies of this SEC Form 10-1, one of which shall be manually signed by a duly authorized person who, in case of a juridical person, shall be the President.

ANNEX "?"

JG SUMMIT HOLDINGS, INC.

A Corporation Duly Organized under Philippine Law
with address at 43/F Robinsons Equitable Tower,
ADB Avenue corner, P. Poveda Road
Ortigas Complex, Pasig City
Telephone Number 633-7631

255,000,000 Series "A" Tranche One Redeemable Preferred Shares

due on 29 July 2009

Par Value: PhP1.00 per share

Issue Price: PhP5.00 per share

Dividend Rate: 12% per annum of Issue Price

Joint Issue Managers

J. P. MORGAN (S.E.A.) LIMITED
168 Robinson Road
Capital Tower, #17-00
Singapore 068912

PCI CAPITAL CORPORATION
20th Floor Equitable PCI Tower 1
Makati Avenue corner H. V. de la Costa Street
Makati City

Underwriter

PCI CAPITAL CORPORATION
20th Floor Equitable PCI Tower 1
Makati Avenue corner H. V. de la Costa Street
Makati City

Offering Circular dated 14 July 2004

ROMULO MABANTA BUENAVENTURA SAYOC
& DE LOS ANGELES LAW OFFICE
30th Floor Citibank Tower
8741 Paseo de Roxas
Makati City

THE SECURITIES BEING OFFERED OR SOLD HEREIN HAVE NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION ("SEC") UNDER THE SECURITIES REGULATION CODE ("SRC"). ANY FUTURE OFFER OR SALE THEREOF IS SUBJECT TO

REGISTRATION REQUIREMENTS UNDER THE CODE UNLESS SUCH OFFER OR SALE QUALIFIES AS AN EXEMPT TRANSACTION.

THE PREFERRED SHARES ARE BEING OFFERED TO INVESTORS IN THE PHILIPPINES ON THE CONDITION THAT EACH SUCH INVESTOR IS A "QUALIFIED BUYER" AS DEFINED IN THE SRC. CONSEQUENTLY, THE OFFER OF THE PREFERRED SHARES TO EACH SUCH INVESTOR IS EXEMPT FROM REGISTRATION UNDER SECTION 10.1 (L) OF THE SRC. A CONFIRMATION OF SUCH EXEMPTION FROM REGISTRATION UNDER THE SRC HAS NOT BEEN OBTAINED FROM THE SEC.

JG SUMMIT HOLDINGS, INC.

(A corporation duly organized and existing under Philippine laws)

Offer for Subscription of 255,000,000 12% Series "A" Redeemable Preferred Shares due on 29 July 2009 with Par Value PhP1.00 per share at an Offer Price of PhP5.00 per share

This Offering Circular relates to the offer for subscription (the "Offer") of 12% unissued Series "A" Redeemable Preferred Shares (the "Issue" or the "Preferred Stock") of JG Summit Holdings, Inc. (the "Issuer" or the "Company" or "JGSHI") due 29 July 2009 with par value of PhP1.00 per share, at an issue price of PhP5.00 per share (the "Issue Price").

The Company has 2,000,000,000 authorized but unissued Preferred Shares. Assuming that all the Preferred Shares subject of the Offer are fully subscribed and the Issue Price fully paid–up, the resulting capital structure of the Company will be:

Preferred Shares – ₱1.00/ share par value		
Authorized	-	2,000,000,000
Issued	-	255,000,000
Common Shares – ₱1.00/ share par value		
Authorized	-	12,850,800,000
Issued	-	6,895,273,657

The Issuer expects to raise gross proceeds amounting to PhP1,275,000,000,.00 from the Offer. The net proceeds is estimated to be PhP1,256,607,500.00, after deducting expenses relating to the issuance of the Preferred Stock. Proceeds of the Offer will be used to raise permanent working capital, refinance debt, and other general corporate purposes (See "Use of Proceeds").

Unless otherwise stated, the information contained in this Offering Circular relating to the Company and its operations has been supplied by the Company, which hereby accepts full responsibility for the accuracy of the same, and confirms, having made all reasonable inquiries, that to the best of its knowledge and belief, there are no other material facts, the omission of which would make any statement in this Offering Circular misleading in any material respect. As to the other information which are made on the basis of, or in connection with, information, data or analyses which were either provided to the Company by its advisers and consultants or otherwise available in the market and from any public source, the Company confirms that it has made all reasonable inquiries in respect of the same and have used or adopted such information, data or analyses in good faith. Neither the delivery of this Offering Circular nor any sale made hereunder shall, under any circumstance, create any implication that the information contained herein is correct as of any time subsequent to the date hereof. J.P. Morgan (S.E.A.) Limited and PCI Capital Corporation, in its capacity as Joint Issue Managers, confirm that it has exerted reasonable efforts to verify the information contained herein but does not make any representation, express or implied, as to the accuracy or completeness of the materials contained herein.

No dealer, salesperson or other person has been authorized by the Company or the Joint Issue Managers to issue any advertisement or to give any information or make any representation in connection with the Offer or sale of the Preferred Stock other than those contained in this Offering Circular and, if issued, given or made, such advertisement, information or representation must not be relied upon as having been authorized by the Company or the Joint Issue Managers.

The Joint Issue Managers do not make any representation or warranty, express or implied, as to the accuracy or completeness of the information in this Offering Circular. Each person receiving this Offering Circular acknowledges that such person has not relied on the Joint Issue Managers or any other person in his investigation of the accuracy of such information or his investment decision. Each person contemplating an investment in the Preferred Stock must make his own investigation and analysis of the creditworthiness of the Company and his own determination of the suitability of any such investment. Prospective investors in the Preferred Stock are advised to observe certain risks in connection with such investment in the Preferred Stock as outlined in the section "Risk Factors" in the Offering Circular.

The Issuer is organized under the laws of the Philippines. Its principal office is at the 43rd Floor Robinsons Equitable Tower, ADB Avenue corner Poveda Road, Ortigas Complex, Pasig City, with telephone number (632) 633-7631.

JG SUMMIT HOLDINGS, INC.
Issuer

By:

LANCE Y. GOKONGWEI
President

TABLE OF CONTENTS

DEFINITION OF TERMS

"AASB"	ABN AMRO Savings Bank
"ADSL"	Asymmetric Digital Subscriber Line
"AFTA"	Asian Free Trade Agreement
"ASEAN"	Association of Southeast Asian Nations
"ATM"	Automated teller machine
"Application to Purchase"	The application to purchase the Preferred Stock to be accomplished by applicants
"BCF"	Branded Consumer Foods
"BOPP"	Bi-axially oriented polypropylene
"BSP"	Bangko Sentral ng Pilipinas (the Central Bank of the Philippines)
"Banking Day" or "Business Day"	A day, except Saturday, Sunday or legal holidays, in which Philippine banks are required to open for business in Makati City
"CMTS"	Cellular Mobile Telephone System
"CPCN"	Certificate of Public Convenience and Necessity
"Cebu Pacific"	Cebu Air, Inc.
"DIGITEL"	Digital Telecommunications Phils., Inc.
"DITSI"	Digitel Information Technology Services, Inc.
"DMPI"	Digitel Mobile Phils., Inc.
"Dividend Payment Date"	Due date for a dividend payment which falls on the last day of a Dividend Period, provided, however, that such Dividend Payment Date(s) shall be automatically adjusted to fall on the immediately succeeding Business Day if the Dividend Payment Date(s) are declared or allowed to be non-working holidays or non-business days in Makati City.
"Dividend Period"	Period commencing on the Issue Date and having three (3) months, and each period thereafter commencing on the day following the last day of the then current Dividend Period and having a duration of three (3) months.
"EBITDA"	Earnings before interest, taxes, depreciation and amortization, computed as income from operations plus depreciation and amortization expenses and other non-cash operating expenses for the period
"GAAP"	Generally Accepted Accounting Principles
"GPRS"	General packet radio services
"GSM"	Global system for mobile communications
"HDPE"	High density polyethylene
"IATA"	International Air Transport Association

"IHG"	Intercontinental Hotels Group
"JG Summit Group" or the "Group"	JG Summit Holdings, Inc. and its subsidiaries
"JGSHI" or "Company" or "Issuer"	JG Summit Holdings, Inc.
"JGSPC"	JG Summit Petrochemicals Corporation and its affiliates
"Joint Issue Managers"	Together, J.P. Morgan (S.E.A.) Limited and PCI Capital Corporation for the Preferred Stock on the cover of this Offering Circular
"LLDPE"	Linear low density polyethylene
"LMI"	Litton Mills, Inc.
"MFLAN"	Makati Fibre Loop Access Network
"MITA"	Multilateral Interline Traffic Agreement
"NCR"	National Capital Region
"NPL"	Non-performing loans
"NTC"	National Telecommunications Commission
"Offer Period"	The period during which the Preferred Stock shall be offered in accordance with this Offering Circular
"PA"	Provisional Authority
"PP"	Polypropylene
"PRC"	People's Republic of China
"PSE"	The Philippine Stock Exchange, Inc.
"Paying Agent"	Equitable PCI Bank Trust Banking Group
"Preferred Stock" or "Issue" or "Offer"	255,000,000 redeemable, cumulative, non-convertible, non-voting, and non-participating Series "A" Tranche One Preferred Shares of the Issuer
"Pesos" or "₱" or "PhP"	Philippine pesos, lawful currency of the Philippines
"Philippines"	The Republic of the Philippines
"R.A."	Republic Act
"RHI"	Robinsons Homes, Inc., a subsidiary of RLC
"RLC"	Robinsons Land Corporation
"ROPOA"	Real and other properties owned and acquired
"RSB"	Robinsons Savings Bank
"Receiving Bank"	Equitable PCI Bank Trust Banking Group
"SARS"	Severe Acute Respiratory Syndrome
"SEC"	The Securities and Exchange Commission of the Philippines
"SMS"	Short messaging service
"SRC"	Securities Regulation Code
"SingLand"	Singapore Land Limited
"Stock Transfer Agent"	Equitable PCI Bank Trust Banking Group
"THDC"	Trion Homes Development Corporation, a subsidiary of RLC

"Terms Agreement" or "Agreement"	The Preferred Stock Terms Agreement
"Trustee Bank"	Equitable PCI Bank Trust Banking Group, as Trustee for the Sinking Fund
"UCP"	Universal Corn Products
"UIC"	United Industrial Corporation Ltd.
"URC"	Universal Robina Corporation
"URC-PD"	URC Packaging Division
"Underwriter"	PCI Capital Corporation
"WHO"	World Heath Organization
"WTO"	World Trade Organization

SUMMARY

The following summary is qualified in its entirety by the more detailed information and financial statements and notes thereto appearing elsewhere in this Offering Circular.

THE COMPANY

JG Summit Holdings, Inc., which is controlled by the Gokongwei family, was incorporated in November 1990 as the holding company for a group of companies with substantial business interests in branded consumer foods, agro-industrial and commodity food products, telecommunications, banking and financial services, petrochemicals, air transportation, property development and hotel management, and textiles. In addition, the Company has business interests in other sectors, including power generation, printing and insurance.

The Company conducts business throughout the Philippines, but primarily in and around Metro Manila and in the regions of Visayas and Mindanao. The Company also has branded foods businesses in the People's Republic of China and the Association of Southeast Asian Nations ("ASEAN") region and an interest in a property development business in Singapore.

The Group was founded in the mid-1950s when Universal Corn Products, Inc. was established to operate a cornstarch plant in Metro Manila. Since then, the business of the Group has diversified and expanded substantially, primarily through the reinvestment of internally generated funds. Based on its consolidated revenues for the year ended 31 December 2003, the Company is one of the largest and most diversified conglomerates within the Philippines. The Company was listed on the PSE in 1993 and trades under the symbol "JGS".

The Company provides members of the Group with certain corporate center services including corporate finance, corporate planning, procurement, human resources, legal and corporate communications. The Company also provides members of the Group with valuable market expertise in the Philippines as well as intra-group synergies.

FINANCIAL HIGHLIGHTS

For the year ended 31 December 2003, the Company's audited consolidated revenues was ₱53.9 Billion, and its audited consolidated net income was ₱2.1 Billion. For the three months ended 31 March 2004, the Company's unaudited consolidated revenues was ₱14.2 Billion and its unaudited consolidated net income was ₱474 Million.

As at 31 December 2003, the Company's audited consolidated total assets was ₱173.2 Billion and its audited shareholders' equity was ₱58.2 Billion. As at 31 March 2004, the Company's unaudited consolidated total assets was ₱170.4 Billion and its unaudited shareholders' equity was ₱58.8 Billion.

STRATEGY

The Company's objective is to further strengthen its position as one of the most solid and profitable conglomerates in the Philippines. The Company intends to achieve its objective through the following strategies:

- Maintain the balance and diversification of the Group's businesses and continue to exploit opportunities to further develop existing synergies among its different businesses.

- Strengthen the Group's strategic positions in some of the country's largest and most profitable business segments - branded consumer food, property development and telecommunications - by capitalizing on its experienced management, entrepreneurial skills and financial resources. In particular, develop the Group's brands through aggressive advertising and marketing.

- Increase the financial independence of each of the businesses in order that they can operate on a stand-alone basis.

- Utilize the stable cashflows of the Group's core food and property development businesses to assist in the development of new business areas with the potential for higher growth such as cellular mobile telephones.

- Grow the Group's existing businesses organically, but look for acquisition opportunities where they arise, particularly in the branded consumer foods sector.

- Retain a focus on the Philippines as its core geographical market, but look for opportunities to develop the Group's branded consumer food and property businesses in other parts of ASEAN and the People's Republic of China (the "PRC") as they arise.

Future Plans and Prospects

Over the next few years, the Company expects that the bulk of its capital expenditures will be concentrated on fast-growing businesses with large underserved markets, specifically wireless communications and data, commercial property development (i.e., mixed-use malls) and branded consumer foods business in other parts of the Asian region. Additional capital expenditures in the Company's other business units are expected to be more limited due to greater opportunities within these business units to rely on increasing asset utilization and expanding returns on capital employed.

Risks of Investing

Prospective investors in the Offer are advised to observe certain investment considerations contained in the section entitled "Risk Factors" found elsewhere in this Offering Circular. These investment considerations include the following:

1. Structure of the Issuer as a Holding Company
2. Subordinated Nature of Preferred Shares as a Financing Instrument
3. Business Risks
4. Financing for Future Projects
5. Control of the Company and Affiliate Transactions
6. Political and Economic Factors
7. Philippine Regulations
8. Tariffs and Competition
9. New Accounting Standards
10. Exchange Rate Fluctuations

Use of Proceeds

The net proceeds from the Offer is estimated to be ₱1,256,607,500.00, after deducting expenses relating to the issuance of the Preferred Stock. Proceeds of the Offer will be used to raise permanent working capital, refinance debt, and other general corporate purposes. Please refer to the section on Use of Proceeds located elsewhere in this Offering Circular.

SUMMARY FINANCIAL INFORMATION

The selected financial information for each of the two years ended 31 December 2002 and 2003 and for the three month period ended 31 March 2004 has been derived from the Company's audited and unaudited consolidated financial statements. Such audited consolidated financial statements have been audited by SyCip Gorres Velayo & Co., independent auditors. The Company's fiscal year ends on 31 December of each year, while the fiscal years of the Company's principal operating subsidiaries (other than Digitel, Cebu Pacific, Robinsons Savings Bank ("RSB") and its International Capital and Financial Services Group) end on 30 September of each year. Consequently, the Company's financial statements for the years ended 31 December 2002 and 2003 and for the three month period ended 31 March 2004, reflect the results of operations of such principal operating subsidiaries or its equity interest in the net earnings of such principal subsidiaries as at and for an equivalent period ended three months prior to such dates. The financial information set forth below should be read in conjunction with the financial statements of the Company and the related notes thereto located elsewhere in this Offering Circular.

	Years ended 31 December (Audited)		Three month periods ended 31 March (Unaudited)	
(in ₱ Millions)	2002	2003	2003	2004
Consolidated Income Statement Data				
Revenues	48,297	53,910	12,798	14,229
Cost of sales and services	28,185	32,401	7,734	8,466
Operating and other expenses	11,451	14,734	3,226	3,630
Interest expense	4,849	4,951	1,012	1,490
Net operating income	3,812	1,824	826	643
Other income/(expenses) – net	(492)	75	133	(102)
Income before provision for income Tax and minority interest in net loss of subsidiaries	3,320	1,899	959	541
Provision for income tax	851	248	73	146
Income before minority interest in net income/(loss) of subsidiaries	2,469	1,651	886	395
Minority interest in net loss of Subsidiaries	(7)	(485)	(34)	(80)
Net income	2,476	2,135	921	474

(in ₱ Millions)	Years ended 31 December (Audited)		Three month period ended 31 March (Unaudited)
	2002	2003	2004
Consolidated Balance Sheet Data			
Current assets	44,691	65,553	60,401
Investment in associates and advances – net	16,920	17,881	18,310
Investment in real properties – net	15,188	16,655	17,561
Property, plant and equipment – net	60,837	67,930	68,721
Other assets	7,026	5,201	5,413
Total assets	144,662	173,219	170,406
Current liabilities	40,650	43,649	40,815
Long-term debt – net of current portion	33,243	56,280	53,619
Due to affiliated companies and other Liabilities	4,977	3,810	5,992
Total liabilities	78,869	103,739	100,426
Minority interest in consolidated subsidiaries	9,813	11,254	11,197
Stockholders' equity	55,980	58,227	58,782
Total liabilities and stockholders' equity	144,662	173,219	170,406

CAPITALIZATION

The following table sets out the unaudited consolidated cash position, short-term and long-term debt and capitalization of the Company as at 31 March 2004. This table should be read in conjunction with the Company's unaudited consolidated interim financial statements and the notes thereto located elsewhere in this Offering Circular.

(in ₱ Millions)	As at 31 March 2004
Cash and temporary cash investments	32,085
Short term debt	
Notes payable	10,992
Current portion of long term debt	8,249
Total short term debt	19,241
Long term debt	
Financial lease agreement	2,016
Supplier credits, bank loans and other borrowings	51,603
Total long term debt	53,619
Stockholders' equity	
Capital stock (₱1.00 par value per share) [(1)]	6,895
Additional paid-in capital	5,962
Accumulated translation adjustment	1,292
Retained earnings	45,356
Treasury stock	(722)
Total stockholders' equity	58,782
Total capitalization	**112,401**

(1) *As at 31 March 2004, the Company's authorized capital was ₱14,850,800,000 divided into 12,850,800,000 common shares with a par value of ₱1.00 per share and 2,000,000,000 preferred* shares with a par value of ₱1.00 per share, of which capital stock 6,797,191,657 common shares are issued and outstanding (net of 98,082,000 common shares held in Treasury).

DESCRIPTION AND TERMS AND CONDITIONS OF THE PREFERRED SHARES

The following does not purport to be a complete listing of all the features, rights, obligations, or privileges of the Preferred Shares, and is qualified in its entirety by reference to the Preferred Stock Terms Agreement (the "Terms Agreement" or the "Agreement"), the Receiving Bank Agreement, and the Paying Agency and Stock Transfer Agency Agreement. Some rights, obligations, or privileges may be further limited or restricted by other documents. Prospective investors are enjoined to carefully review the Articles of Incorporation, By-Laws and resolutions of the Board of Directors and Shareholders of the Company, the information contained in this Offering Circular, the Terms Agreement, the Receiving Bank Agreement, and the Paying Agency and Stock Transfer Agency Agreement, copies of which are available for inspection during business hours at the offices of the Corporate Secretary of the Issuer. Capitalized terms used in this section and not otherwise defined herein shall have the meanings given to such terms in the Terms Agreement.

The Preferred Shares will be issued under substantially the following terms and conditions:

ISSUER

JG Summit Holdings, Inc.

JOINT ISSUE MANAGERS

J.P. Morgan (S.E.A.) Limited and PCI Capital Corporation

INSTRUMENT

Redeemable, cumulative, non-convertible, non-voting, and non-participating Preferred Shares of the Issuer.

USE OF PROCEEDS

Proceeds from the Offer shall be used to raise permanent working capital, refinance debt, and other general corporate purposes.

ISSUE SIZE

Up to 255,000,000 Redeemable Series "A" Tranche One Preferred Shares of the Issuer (the "Preferred Stock").

PAR VALUE

₱1.00 per share

ISSUE PRICE/DETERMINATION OF ISSUE PRICE

₱5.00 per share

MANNER OF OFFERING

The Preferred Stock will be sold to qualified institutional buyers through private placement.

OFFER PERIOD

The Offer period shall commence at the start of business hours on 27 July 2004 and end at 10:00 a.m. on 29 July 2004.

Issue Date

29 July 2004

Mandatory Redemption

Five (5) years from Issue Date (the "Final Redemption Date")

Dividend Rate

The dividend rate shall be 12% per annum, fixed for the duration of the Issue. The final Dividend Rate shall be determined prior to the start of the Offer Period.

Dividend Payments

Dividends shall accrue at the Dividend Rate based on the Issue Price. Dividends shall be payable quarterly on the last day of each Dividend Period (the "Dividend Payment Date") for as long as the Preferred Stock are outstanding.

Dividend Calculation

30/360

In the computation of dividends to be paid, the per annum rate shall be deemed to apply to a year of 360 days.

Redemption Value

One hundred percent (100%) of the Issue Price of the Preferred Stock, or ₱5.00 per Preferred Stock including all accrued and unpaid dividends.

Payment of Dividends and Redemption Price

On each Dividend Payment Date, the Issuer shall make available funds to the Paying Agent which, in turn, shall correspondingly pay the amounts due to the holders of the Preferred Stock (the "Holders") through check payments made available at the principal office of the Paying Agent, or such other arrangements acceptable to the Paying Agent. For this purpose, a Paying Agency Agreement will be executed between the Issuer and the Paying Agent.

Features of the Preferred Shares

The preferences, privileges and voting powers of the Preferred Shares as provided in the Articles of Incorporation of the Issuer and in the Preferred Stock Terms Agreement are as follows:

Preference as to Dividends and Corporate Assets

The holders of Preferred Shares will have preference over holders of Common Shares in the payment of dividends and in the distribution of corporate assets in the event of dissolution, liquidation or winding up of the Issuer, whether voluntary or involuntary. In such an event, the holders of Preferred Shares shall be paid in full or ratably, insofar as the assets of the Issuer will permit, the par or issue value of each preferred share held by them, as the Board of Directors may determine upon their issuance, plus unpaid accumulated dividends up to the current period, before any assets of the Issuer shall be paid or distributed to the holders of the Common Shares.

As approved by the Issuer's Board of Directors and as embodied in the Terms Agreement, the Liquidation Value of each share of Preferred Stock is equal to the Issue Value of such share plus any accrued and unpaid dividends in respect of such share.

The holders of Preferred Shares shall be entitled to the payment of current as well as any accrued or unpaid dividends on the Preferred Shares before any dividends can be paid to the holders of Common Shares.

Cumulative

Dividends on Preferred Shares are cumulative from and after the Issue Date. Unpaid dividends shall compound at the Dividend Rate, in accordance with the following formula:

Compounded Dividends Due = $D \times (1+R/m)^{mn}$

Where:	D	=	Dividends due
	R	=	Dividend Rate of applicable Series or Tranche
	n	=	Years
	m	=	Compounding periods per annum

No dividends shall be declared or issued on the Common Shares nor shall any Common Shares be purchased, retired or otherwise acquired by the Issuer, unless the Issuer shall have paid all accumulated dividends on the Preferred Shares for all past dividend periods.

Non-convertible

Preferred Shareholders have no right to convert the Preferred Shares to any other preferred or Common Shares in the Company.

Non-participating

Preferred Shareholders shall not be entitled to receive any other or further dividends of any kind beyond that specifically payable and described herein.

Non-voting

Preferred Shareholders shall not be entitled to vote (except in those cases specifically provided by law) or be voted for on any matter on which the holders of the common stock of the Issuer are entitled to vote. Notwithstanding that Preferred Shareholders are not entitled to vote in a shareholders' meeting of the Issuer, each Preferred Shareholder shall be entitled to attend any such shareholders' meeting, and to receive notices of all such meetings, on substantially the same basis as the holders of common stock.

No Pre-emptive Rights

The Preferred Shareholders have no pre-emptive rights, options or any other similar rights to subscribe to, or receive or purchase any issue or all issues or other disposition of common or preferred of the Issuer.

SINKING FUND

As required under the rules and regulations of the SEC, the Issuer shall establish a sinking fund (the "Sinking Fund") for the sole purpose of providing funds to pay the Redemption Value of the Preferred Stock on Final Redemption Date.

Accordingly, the Issuer shall, no later than 30 Business Days after the Issue Date of each series or tranche of the Preferred Stock, establish and maintain a Sinking Fund with the Trustee Bank. *The Issuer shall initially deposit an amount equivalent to one-half of one percent (½ of 1%) of the* aggregate Issue Value of the Preferred Stock per Series or Tranche (as the terms are defined in the Preferred Stock Terms Agreement).

The Issuer shall, no earlier than 360 days prior to Final Redemption Date, gradually deposit cash into the Sinking Fund. The Sinking Fund shall be subject to review every thirty (30) days thereafter, and the Issuer shall infuse additional funds after such review, provided that on Final Redemption Date, the value of the Sinking Fund shall be equivalent to the aggregate Redemption Value payable on Final Redemption Date.

REPRESENTATIONS AND WARRANTIES

The Issuer represents and warrants to the Holders that the following representations and warranties are true and correct as of the date of the Terms Agreement and shall remain true and correct as long as the Preferred Stock are outstanding, subject only to written disclosures made by the Issuer in the relevant Supplementary Agreements (the "Supplements") to the Terms Agreement.

(a) The Issuer is a corporation duly organized, validly existing and in good standing under and by virtue of the laws of the Republic of the Philippines, has its principal office at the address indicated in the Agreement, is registered or qualified to do business in every jurisdiction where registration or qualification is necessary and has the corporate power and authority to conduct its business as presently being conducted and to own its properties and assets now owned by it as well as those to be hereafter acquired by it for the purpose of its business;

(b) The Issuer has an authorized capital stock of PhP14,850,800,000, divided into 12,850,800,000 common shares with a par value of One Peso (PhP1.00) per share ("Common Shares") and 2,000,000,000 preferred shares with a par value of One Peso (PhP1.00) per share ("Preferred Shares"), of which capital stock 6,797,191,657 Common Shares are as of the date of the Terms Agreement issued and outstanding (net of 98,082,000 Common Shares held in Treasury);

(c) Except as disclosed in writing to each of the Holders, there are no securities convertible into or exchangeable for additional shares of equity securities of any kind, and except for the Agreement and the Supplements, there are no subscription, option, warrant, conversion or other rights or agreements of any kind obligating the Issuer to issue or sell any shares of any class of equity securities of the Issuer, or any securities convertible into or exchangeable for any such shares, and no authorization therefor has been given. Other than as provided in the Agreement and the Supplements, there are no outstanding contractual or other rights or obligations to, or of the Issuer to repurchase, redeem or otherwise acquire any outstanding shares or other equity interests of the Issuer;

(d) All issued and outstanding shares of capital stock of the Issuer have been duly and validly issued and are fully paid and non-assessable;

(e) Upon authorization, issuance, sale and delivery of the Preferred Stock, (i) the Preferred Stock will be duly authorized and validly issued, (ii) each Holder, or its nominee as the case may be, will acquire good and valid title to its Preferred Stock, free and clear of any mortgage, claim, security interest or other encumbrance (other than as provided in the Agreement and the Supplements);

(f) All corporate authorizations, approvals and other acts legally necessary for the Offer and issuance of the Preferred Stock, and for the Issuer to enter into and comply with its

obligations under the Agreement, have been obtained or effected or shall have been obtained or effected on or before each Offer Period;

(g) All government authorizations, approvals, rulings, registrations and other acts legally necessary for the Offer and payment of the Preferred Stock, for the circulation of the Offering Circular, as may be amended or supplemented, have been obtained;

(h) All conditions required under the SRC and the Permit to Sell, including those imposed by the SEC with respect to the applicable Offer, have been complied with by the Issuer as of the date and/or time that they are required to be complied with;

(i) The Registration Statement and the Prospectus, if any are required by applicable law, or the Offering Circular do not violate any statute, or any rule or regulation of any government agency or office and do not contain any untrue or misleading statement of a material fact or omit any material fact necessary or required to be stated therein for purposes of fair disclosure or to prevent any statement therein from becoming misleading. The Offering Circular or the Registration Statement and the Prospectus contain a reasonably complete description of the business, properties and operations of the Issuer, its capitalization, the Preferred Stock, and the terms of the Offer;

(j) The Offer and the obligations of the Issuer under the Agreement and the Supplements will constitute its legal, valid and binding obligations enforceable in accordance with the terms hereof, and the compliance by the Issuer with its obligations under the Agreement will not conflict with, nor constitute a breach of or default of, the Articles of Incorporation, By-laws or any resolution of the Board of Directors of the Issuer, or any rights of the stockholders of the Issuer, or any contract or other instrument by which the Issuer is bound, or by any law of the Republic of the Philippines or any regulation, judgment, or order of any office, agency or instrumentality thereof applicable to the Issuer;

(k) Except as the Issuer may have otherwise disclosed in writing to the Holders, on or prior to the date hereof, there are no legal, administrative or arbitration actions, suits or proceedings pending or, to the best of its knowledge, threatened against or affecting the Issuer which, if adversely determined, would have a Material Adverse Effect on the business operations, properties, assets or financial conditions of the Issuer or which enjoin or otherwise adversely affect the execution, delivery or performance of the Agreement, the Offer and the issuance of the Preferred Stock;

(l) The audited financial statements of the Issuer as of December 31, 2003 (the "Financial Statements") are in accordance with the books and records of the Issuer, are complete and correct in all material respects, have been prepared in accordance with generally accepted Philippine accounting principles and practices, and fairly represent the Issuer's financial condition and results of operations as of the date thereof and for the period then ended. Since such date, there has been no material change in the financial condition or results of operations of the Issuer sufficient to impair its ability to perform its obligations under the Preferred Stock according to the terms thereof;

(m) Except to the extent reflected or adequately reserved against in the Financial Statements or in the explanatory notes thereto, the Issuer has, as of the date thereof, no liabilities or obligations of any nature, whether accrued, absolute, contingent or otherwise, including but not limited to tax liabilities due or to become due and whether incurred in respect of or measured by any income for any period prior to such date or arising out of transactions entered into or any state of facts existing prior thereto, which will in any case or in the aggregate, have a Material Adverse Effect on the Issuer's ability to discharge its obligations under the Agreement and the Supplements;

(n) Except as disclosed in writing to the Holders since the respective dates as of which information is given in an Offering Circular or a Registration Statement and Prospectus, as the case may be, there has been no change in the financial condition, assets and liabilities of the Issuer, other than changes which do not, either in any case or in the aggregate, have a Material Adverse Effect on the Issuer's ability to discharge its obligations under the Agreement and the Supplements;

(o) Except as otherwise disclosed in writing by the Issuer, no event has occurred and is continuing which constitutes a default by the Issuer under or in respect of any agreement binding upon the Issuer and no event has occurred which, with the giving of notice, lapse of time, or other condition would constitute a default by the Issuer under or in respect of such agreement, which default shall have a Material Adverse Effect on the Issuer's ability to comply with the Agreement and pay the Dividends and Redemption Value which may be due on the Preferred Stock;

(p) Except as otherwise disclosed in writing by the Issuer, the Issuer has good and marketable title to all its properties, free and clear of liens, encumbrances, restrictions, pledges, mortgages, security interest or charges;

(q) Except where such non-compliance could not individually or in the aggregate reasonably be expected to have a Material Adverse Effect on the Issuer's ability to discharge its obligations under the Agreement and pay for amounts due on the Preferred Stock, (i) the Issuer is conducting its business and operations in compliance with the applicable laws and regulations of government authorities; and (ii) the Issuer has filed true, complete and timely tax returns and has paid all taxes due in respect of the ownership of its properties and assets or the conduct of its operations, except to the extent that the payment of such taxes is being contested in good faith and by appropriate proceedings;

(r) The Issuer and each of its Material Subsidiaries has obtained the necessary concessions, permits, or privileges required for the conduct of its business and operations, and shall have free and continued use and exercise thereof;

(s) The Issuer and each of its Material Subsidiaries maintains insurance with responsible and reputable insurance companies in such amounts and covering such risks as are prudent and appropriate and as are usually carried by companies engaged in similar business and owning similar properties in the same geographical areas as those in which the Issuer operates; and

(t) The Issuer and each of its Material Subsidiaries maintains the services of a responsible and reputable external auditor.

COVENANTS

Without the prior written consent of the holders of each outstanding share of Preferred Stock, the Issuer shall not:

a. amend the Resolutions of the Board of Directors of the Issuer regarding the terms and conditions of each Series or Tranche of a Series of Preferred Stock; or

b. without prejudice to the ability of the Issuer to issue a Series of Preferred Stock in accordance with the specific commercial terms approved by its Board of Directors, take any action that may amend or modify the rights or interests of the Holders of the Preferred Stock as shareholders in the Issuer, including, without limitation: (x) creation of a class or series of shares which will have, or increase the number of shares in an existing class which has, voting rights (other than voting rights exercisable by the holders of Common Stock), distribution rights, rights of preference as to payment of dividends or other distributions,

rights in liquidation, conversion rights, anti-dilution rights or redemption rights which are superior to the rights of the Holders of the Preferred Stock; or (y) cancellation or reduction of any rights of the Holders of Preferred Stock.

Dividend Restriction

The Issuer will procure that no Material Subsidiary will permit any restriction on the payment of dividends to, or on the making or repayment of loans to, the Issuer or any other Subsidiary of the Issuer, other than (i) such restrictions arising by operation of law; (ii) such restrictions as are in existence as of the date of the Agreement and disclosed in the Prospectus or Offering Circular; or (iii) in respect of any company which becomes a Material Subsidiary after the date of issue of the Preferred Stock, any restrictions on such company as may be in existence on the date such company becomes a Material Subsidiary (provided such restrictions were not imposed in contemplation of such company becoming a Material Subsidiary); provided that nothing in this paragraph shall prevent a Material Subsidiary from agreeing in a syndicated loan, or an agreement in respect of export credit agency financing or supplier credit, to such a restriction so long as the restriction permits it to distribute at least fifty percent (50%) of its prior year's unrestricted retained earnings in annual dividends.

Significant Subsidiaries

The Issuer will ensure that Universal Robina Corporation and Robinsons Land Corporation, or any Subsidiary to which is transferred the whole or substantially the whole of either of their respective assets, remains a Subsidiary of the Issuer.

Accounts

The Issuer agrees that (i) within fourteen (14) days of the same becoming available and in any event within one hundred twenty (120) days (or on such other date as may be allowed by the SEC) after each 31st December (beginning with 31st December 2004), the Issuer will deliver to each Holder and the Paying Agent its annual report and audited Accounts as at the end of and for the financial year ending on such 31st December; (ii) within 14 days of the same becoming available and in any event within 45 days (or on such other date as may be allowed by the SEC) after each 31st March, 30th June and 30th September (beginning with 30th June 2004), the Issuer will deliver to each Holder and the Paying Agent one copy of its unaudited interim Accounts as at the end of the three-month period ending on such dates, provided that if and to the extent that the financial statements are not prepared or adjusted on a basis consistent with that used for the preceding relevant quarterly or annual fiscal period, that fact shall be stated and provided that if the Issuer shall change its financial year so as to end on a date other than 31st December, (i) and (ii) above will be deemed to be amended as necessary; (iii) with each set of unaudited interim Accounts delivered by it under this Agreement, the Issuer will deliver to each Holder and the Paying Agent the Compliance Certificate; and (iv) with each set of audited annual Accounts delivered by it under the Agreement, the Issuer will deliver to each Holder and Paying Agent the Compliance Certificate.

Financial Covenants

The Issuer shall procure that:

a. the ratio of Consolidated Current Assets to Consolidated Current Liabilities is not at any time less than 1:1; and

b. the ratio of Consolidated Total Borrowings to Consolidated Stockholders' Equity does not at any time exceed 1.5:1.

Books of Account

The Issuer shall keep, and will procure that each of its Principal Subsidiaries keeps, proper books of account.

Certificate of Directors

The Issuer shall send to each of the Holders, within fourteen days from the date that its annual audited financial statements are made available to its stockholders, and also within 14 days from the date of any request by any Holder, a certificate of the Issuer signed by any two of its Directors that, having made all reasonable enquiries, to the best of the knowledge, information and belief of the Issuer, as at a date (the "Certification Date") not more than five days before the date of the certificate, no Trigger Event or other breach of the Agreement had occurred since the Certification Date of the last such certificate or (if none) the date of the Agreement or, if such an event had occurred, giving details of it.

Further Acts

The Issuer shall, so far as permitted by applicable law, do such further things as may be necessary in the opinion of the Holders to give effect to the Agreement.

Notice of Non-payment

The Issuer shall immediately give notice to the Holders of any non-payment of any sum due in respect of the Preferred Shares.

Change In Agents

The Issuer shall give at least fourteen days' prior notice to the Holders of any future appointment, resignation or removal of a Paying Agent or of any change by a Paying Agent of its specified office and not make any such appointment or removal without the prior written consent of Holders of the Preferred Stock holding, at the relevant time, more than fifty percent of the aggregate Issue Value per Series of the outstanding shares of Preferred Stock (the "Majority Holders").

Material Subsidiaries

The Issuer shall give to the Holders at the same time as sending the Certificate of Directors referred to above or within 14 days of a request by any Holder, a certificate by the Auditors listing those Subsidiaries of the Issuer which as at the last day of the last financial year of the Issuer or as at the date specified in such request were Material Subsidiaries.

Documentary Stamp Taxes

The Issuer shall promptly pay any and all documentary, stamp or similar taxes and fees levied in the Philippines in connection with (i) the execution and delivery of the Terms Agreement, (ii) the issuance and the original delivery of the Preferred Stock to the Holders; (iii) the execution and delivery of each Supplement; and (iv) the filing of any Registration Statement, notice of exemption or confirmation of exemption, as applicable, with the SEC.

TRIGGER EVENTS

The following events shall constitute a trigger event (the "Trigger Events"):

Dividend Default

The Issuer fails to declare or pay Dividends (the "Dividend Default") on a Dividend Payment Date notwithstanding the absence of any statutory restrictions on the Issuer, and such Dividends remain unpaid for a period of fourteen (14) days.

Payment Default

The Issuer fails to pay the Redemption Value (the "Payment Default") on the applicable Final Redemption Date and such failure shall continue for seven (7) days.

Breach of Other Obligations

A default is made by the Issuer in the performance or observance of any covenant, condition or provision under or in respect of the Agreement or the Preferred Stock (other than a Dividend Default or a Payment Default referred to above) and on its part to be performed or observed which default is not capable of remedy or, if in the opinion of the Holder is capable of remedy, continues for the period of thirty (30) days next following the service on the Issuer by any Holder of notice requiring such default to be remedied.

Cross Default

Any other present or future Debt (as such is defined in the Terms Agreement) having a principal amount exceeding US$10,000,000 (or its equivalent in any other currency) of the Issuer or any Principal Subsidiary becomes due and payable prior to its stated maturity by reason of an event of default (however called) or any such Debt is not paid when due or, as the case may be, within any applicable grace period or the Issuer or any Principal Subsidiary fails to pay when due any amount payable by it under any present or future guarantee of Debt of others having a principal amount exceeding US$10,000,000 (or its equivalent in any other currency).

Enforcement Proceedings

A distress, execution, attachment order or seizure before judgement is levied or enforced upon or sued out against a part of the property of the Issuer or a Material Subsidiary which (1) has a fair market value in excess of ten per cent (10%) of the Issuer's consolidated tangible net worth (determined by reference to the Issuer's most recent audited financial statements), and (2) is not discharged within sixty days thereof.

Appointment of Receiver or Trustee

A receiver or trustee is appointed over all or a material part of the assets of the Issuer or any Material Subsidiary pursuant to the powers of the Philippines Securities and Exchange Commission under P.D. 902-A (or any provision of Philippine law of comparable effect), as amended, and such appointment is not rescinded or enjoined within sixty days thereafter, provided that during such period, the Issuer, or such Material Subsidiary, as applicable, is contesting such appointment in good faith.

Insolvency

(1) The Issuer or any Material Subsidiary shall initiate or consent to proceedings relating to itself under applicable bankruptcy, reorganisation, corporate rehabilitation or insolvency law, make a general assignment for the benefit of its creditors or generally become unable to pay its debts as they become due, or (2) proceedings shall have been initiated against the Issuer, or any Material Subsidiary under any applicable bankruptcy, reorganisation, corporate rehabilitation or insolvency law and such proceedings shall not have been discharged or stayed within a period of sixty (60) days.

Winding Up

(1) An order of a court of competent jurisdiction is made (which is not discharged or enjoined within sixty days) or a resolution is passed that the Issuer be wound up or dissolved or the Issuer disposes of all or substantially all of its assets, otherwise, in any such case, than for the purposes of, or pursuant to, and followed by a consolidation, amalgamation, merger or reconstruction, the terms of which shall have been previously approved in writing by the Holders or (2) an order of a court of competent jurisdiction is made (which is not discharged or enjoined within sixty days) or a resolution is passed for the winding-up or dissolution of any Material Subsidiary or a Material Subsidiary disposes of all or substantially all of its assets, except (A) for the purpose of, or pursuant to, and followed by a consolidation or amalgamation with or merger into the Issuer or any other Subsidiary thereof, (B) for the purposes of, or pursuant to, and followed by a consolidation, amalgamation, merger or reconstruction (other than described in (A) above) the terms of which shall have previously been approved in writing by the Holders by way of a voluntary winding up or dissolution where there are surplus assets in such Material Subsidiary and such surplus assets attributed to the Issuer and/or any other Subsidiary are distributed to the Issuer and/or any such other Subsidiary, (D) in the case of a disposal of all or substantially all of a Material Subsidiary's assets, where those assets are vested in the Issuer or another Subsidiary, or (E) in the case of a disposal of all or substantially all of the Material Subsidiary's assets, where those assets are disposed of in the ordinary course of business for a consideration equal to at least ninety per cent (90%) of the fair market value of the assets (as determined in good faith by the Issuer's Board of Directors).

Notice of Trigger Events

a. The Issuer shall notify each of the Holders in writing within one (1) Business Day on becoming aware of the occurrence of any Trigger Event (the "Trigger Event Notice"). The Issuer shall publish such Trigger Event Notice in a newspaper of general circulation in Metro Manila for two (2) consecutive days, which publication shall indicate that the Holders or their duly authorized representatives may obtain any information relating to such occurrence of a Trigger Event at the principal office of the Issuer upon the Holder's presentation of sufficient and acceptable identification.

b. Without prejudice to the aforementioned paragraph, upon becoming aware of the occurrence of any Trigger Event, any Holder may give to the Issuer written notice of such Trigger Event (a "Holder Trigger Notice") and upon receipt by the Issuer of the Holder Trigger Notice, the Issuer shall give the Trigger Event Notice in respect of such Trigger Event, if the same had not been given earlier.

Waiver of Trigger by the Holders

Any past Trigger Event, or any event which, with the giving of notice or the lapse of time or both, will constitute a Trigger Event, except a Dividend Default or a Payment Default, each of which shall be understood to be a non-waivable Trigger Event, and any of the consequences thereof may be waived in writing by the Majority Holders. Any such waiver shall be conclusive and binding upon any and all Holders of such Series, provided it is obtained prior to the exercise by a Holder of its Early Redemption rights.

It is further agreed that for purposes of determining the Majority Holders, Preferred Stock held by affiliates of the Issuer shall be excluded. Affiliates shall refer to any person who (a) controls, is controlled by, or is under common control with the Issuer, (b) has officers or directors who are also officers or directors of the Issuer, (c) directly or indirectly controls more than 20% of the equity interest in the Issuer, or (d) has more than 20% of its equity interest owned by the Issuer.

EARLY REDEMPTION OPTION

If any one or more of the Trigger Events shall have occurred and provided no waiver of such Trigger Event has been obtained, each Holder, by prior notice in writing to the Issuer and the Stock Transfer Agent (the "Early Redemption Notice"), has the right to require the Issuer to purchase all the Preferred Stock held by such Holder for redemption, and upon such notice, the Issuer shall have the obligation to purchase such Preferred Stock at the applicable Redemption Value on or before the thirtieth day from receipt of the Early Redemption Notice (the "Early Redemption Date"). Within two (2) Business Days immediately following the date of the Early Redemption Notice, the Issuer shall advise all Holders of record of the Preferred Stock of (i) the exercise of the Early Redemption option; and (ii) the Early Redemption Date.

EARLY REDEMPTION DUE TO CHANGE IN CIRCUMSTANCE

In the event there are (i) new laws or regulations or any amendments, modifications or changes in the interpretation by government or any taxing authority of any provision of law applicable as of Issue Date, which new laws, regulations, amendments, modifications or changes in interpretation would require Issuer to make any incremental deduction or withholding on any sum payable to the Holders of the Preferred Stock or Series thereof, or which will impose or subject the Holders to a Tax on the Dividends or the Redemption Value (other than what is required under laws applicable as of Issue Date) and the Issuer shall be liable to pay said Taxes, or (ii) any new laws or regulations or any amendments, modifications or changes in the interpretation by government or any taxing authority of any provision of law applicable as of Issue Date, which new laws, regulations, amendments, modifications or changes in interpretation prohibit the Issuer from complying with its obligations in relation to the Preferred Stock or render Issuer's obligations under this Agreement and under the Preferred Stock illegal, the Issuer shall have the option to redeem, subject to the payment of the applicable Redemption Value, all but not less than all of the Preferred Stock or relevant Series thereof (the "Change in Circumstance Redemption"), by giving prior written notice (the "Change in Circumstance Notice") of such redemption due to a change in circumstance to all Holders of record of the relevant Series of Preferred Stock at least seven (7) Business Days prior to the date of redemption (the "Change in Circumstance Redemption Date").

The Redemption Value in respect of a Change in Circumstance Redemption under (i) above shall be computed as an amount equivalent to the sum of the accrued and unpaid Dividends on the Preferred Stock plus the net present value of the Issue Value and the unaccrued Dividends (the "Discounted Cash Flows") on the Preferred Stock discounted at the yield of the "comparable benchmark tenor" as shown on the MART1 page of Bloomberg (or, if such page is not available, on such successor Bloomberg page or similar page provided by another information supplier) at 11:30 a.m. on the second Business Day preceding the Change in Circumstance Redemption Date, provided, however, that the Discounted Cash Flows shall not exceed one hundred five percent (105%) nor be less than one hundred percent (100%) of the Issue Value of the Preferred Stock being redeemed.

For the avoidance of doubt, the "comparable benchmark tenor" shall mean the nearest benchmark tenor equivalent to the period from the Change in Circumstance Redemption Date to the Final Redemption Date of such Preferred Stock.

PAYMENTS

On each Payment Date, Dividends or the Redemption Value, as the case may be, shall be paid at the office of the Paying Agent or such other office or offices as the Issuer may designate and shall be in accordance with the terms of the Paying Agency and Stock Transfer Agency Agreement.

Payment of Dividends or the Redemption Value, as the case may be, will be made via check payable to the order of the relevant Holder upon presentation by the Holder or the Holder's

representative of proof satisfactory to the Paying Agent (such as but not limited to acceptable identification of the Holder) that such person claiming the Dividends or Redemption Value is a Holder or an authorized representative of the Holder.

All Redemption Value payments shall be made by the Paying Agent via checks payable to the order of the Holder, or his/her/its duly designated representative, on the Redemption Date, upon presentation to, and authentication by, the Paying Agent of identification and other documents required in Part II, Section 2.05 of the Paying Agency and Stock Transfer Agency Agreement and upon surrender by the Holder, its authorized signatory or its duly designated representative of the original stock certificate of the Preferred Stock issued by the Stock Transfer Agent.

PENALTY INTEREST

In case the Issuer fails (i) to declare or pay Dividends on a Dividend Payment Date notwithstanding the absence of any statutory restriction thereon, or (ii) to pay the Redemption Value on the applicable Redemption Date, the Issuer shall pay, in addition to the payment of the Dividends due or the Redemption Value, as the case may be, to the Holder entitled to the Dividend or the Redemption Value, a penalty interest thereon at the rate of twelve percent (12.0%) per annum (the "Penalty Interest"). Such Penalty Interest shall accrue from the relevant Dividend Payment Date or Redemption Date, as the case may be, until the same is fully paid.
In the event a Holder exercises its right to an Early Redemption due to a Dividend Default on such Holder's Preferred Stock, Penalty Interest shall accrue on the applicable Redemption Value from the relevant Dividend Payment Date on which the Issuer failed to pay the Dividend, until the Redemption Value payable to the Holder under the Early Redemption is fully paid.

In the event a Holder exercises Early Redemption due to a Trigger Event other than a Dividend Default or a Payment Default, Penalty Interest on the Redemption Value payable under the Early Redemption shall accrue from the date of receipt by the Issuer of the Early Redemption Notice.

PHILIPPINE TAXATION

The following is a general description of certain Philippine tax aspects of the Preferred Shares. This discussion is based upon laws, regulations, rulings, income tax conventions (treaties), administrative practices and judicial decisions in effect at the date of this Offering Circular. Subsequent legislative, judicial or administrative changes or interpretations may be retroactive and could affect tax consequences to Holders. The tax treatment of a Preferred Shareholder may vary depending on such Preferred Shareholder's particular situation, and certain holders may be subject to special rules not discussed below.

It does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase, own or dispose of the Preferred Shares. State, local and foreign (other than Philippine) tax consequences of the ownership and disposition of the Preferred Shares are not discussed below. Prospective purchasers should consult their tax advisers on the ownership and disposition of the Preferred Shares, including the applicability and effect of any state, local or foreign tax regulations

In this discussion, the term "resident alien" refers to an individual whose residence is within the Philippines and who is not a citizen thereof, a "non-resident alien" is an individual whose residence is not within the Philippines and who is not a citizen of the Philippines; a non-resident alien who is actually within the Philippines for an aggregate period of more than 180 days during any calendar year is considered a "non-resident alien doing business in the Philippines"; otherwise, such non-resident alien who is actually within the Philippines for an aggregate period of 180 days or less during any calendar year is considered a "non-resident alien not doing business in the Philippines". A "resident foreign corporation" is a foreign corporation engaged in trade or business within the Philippines; a "non-resident foreign corporation" is a non-Philippine corporation not engaged in trade or business in the Philippines.

Taxation of Dividends

Cash and property dividends received by domestic corporations and resident foreign corporations are not subject to income tax. Cash and property dividends received by Philippine citizens and resident alien individuals are subject to a tax rate of ten percent (10%).

Cash dividends received by non-resident alien individuals engaged in trade or business in the Philippines are subject to a twenty percent (20%) final withholding tax, while that received by non-resident alien individuals not engaged in trade or business in the Philippines shall be taxed at the rate of twenty five percent (25%). Cash dividends received by non-resident foreign corporations are subject to thirty two percent (32%) withholding tax. The foregoing rates are subject to reduction under an applicable tax treaty.

Any applicable tax on dividend income shall be for the account of the Preferred Shareholder, and shall be withheld at source.

Documentary Stamp Tax

The issuance of the Preferred Shares shall be subject to a documentary stamp tax at the rate of One Peso (₱1.00) for every Two Hundred Pesos (₱200.00) or a fractional part thereof of the par value of the shares issued. The documentary stamp tax on the issuance of the shares shall be for the account of the Issuer.

Taxation on Sale or Transfer of Preferred Shares

Generally, a holder will recognize gain or loss upon the sale or other disposition (including redemption at maturity) of the Preferred Shares in an amount equal to the difference between the amount realized from such disposition and such holder's basis in the Preferred Shares. Under current laws, net capital gains realized from the sale, exchange or disposition of shares not traded through an established securities exchange, unless an applicable treaty exempts such net capital gains from tax, are subject to taxation at the rate of five percent (5%) for net capital gains not exceeding ₱100,000.00, and ten percent (10%) for net capital gains over ₱100,000.00. Pursuant to the Terms Agreement, except for capital gains tax that may be due as a result of the payment of the Redemption Value at any Redemption Date, which shall be for the account of the Issuer, any capital gains tax arising from the transfer of the Preferred Shares shall be for the account of the Preferred Shareholder.

The sale of the Preferred Shares shall be subject to a documentary stamp tax at the rate of Seventy Five Centavos (₱0.75) for every Two Hundred Pesos (₱200.00) or fractional part thereof of the par value of the shares sold.

Value-Added Tax

The sale or transfer of shares in the Philippines by dealers in securities will be subject to value-added tax at the rate of ten percent (10%) of the gross income they derive from the sale or transfer of the shares.

Estate and Donor's Tax

The transfer of shares by a deceased individual to his heirs, whether or not such individual was a resident in the Philippines, will be subject to an estate tax which is levied on the net estate of the deceased at progressive rates ranging from zero percent (0%) to twenty percent (20%) if the net estate is over ₱200,000.00, and otherwise will not be subject to any tax. The transfer of shares by gift to a stranger will be subject to a donor's tax at a flat rate of fifteen percent (15%) of the net gifts. A stranger is defined as any person who is not a brother or sister (whether by whole or half

blood), spouse, ancestor or lineal descendant or relative by consanguinity in the collateral line within the fourth degree of relationship. A donation to a non-stranger, however, will be subject to progressive rates ranging from two percent (2%) to fifteen percent (15%), if the net gifts made during the calendar year exceed ₱100,000.00, and otherwise will not be subject to any tax.

The estate tax as well as the donor's tax in respect of the Preferred Shares shall not be collected (i) if the deceased at the time of death or the donor at the time of the donation was a citizen and resident of a foreign country which at the time of his death or donation did not impose a transfer tax of any character in respect of intangible personal property of citizens of the Philippines not residing in that foreign country or (ii) if the laws of the foreign country of which the deceased or the donor was a citizen and resident at the time of his death or donation allows similar exemption from transfer or death taxes of every character or description in respect of intangible personal property owned by citizens of the Philippines not residing in that foreign country.

RECEIVING BANK

Equitable PCI Bank Trust Banking Group

PAYING AGENT AND STOCK TRANSFER AGENT

Equitable PCI Bank Trust Banking Group

TRUSTEE BANK FOR SINKING FUND

Equitable PCI Bank Trust Banking Group

PLAN OF DISTRIBUTION

J.P. Morgan (S.E.A.) Limited and PCI Capital Corporation are acting as Joint Issue Managers for this Issue. PCI Capital Corporation is also the Underwriter for this Issue.

J.P. Morgan (S.E.A.) Limited is a company incorporated under the laws of the Republic of Singapore with registered address at 168 Robinson Road, 17th Floor Capital Tower, Singapore 068912. The company holds a merchant bank license, issued and approved by the Monetary Authority of Singapore. It conducts business relating to Credit and Rates markets, Treasury and Securities services, and Investment Banking.

PCI Capital Corporation is a wholly-owned subsidiary of Equitable PCIBank, a publicly-listed universal bank and the third largest domestic bank in the Philippines based on the latest BSP ranking as of March 23, 2004. PCI Capital was organized in April 1982 and is one of the leading domestic investment houses with a total capital of ₱2.76 Billion and total assets of ₱2.78 Billion as of December 31, 2003. PCI Capital issue managed and lead underwrote many of the local market's landmark equity and debt transactions over the past several years. It has a team of professional officers who have extensive experience in the Philippine capital markets.

As Joint Issue Managers, J.P. Morgan (S.E.A.) Limited and PCI Capital Corporation shall manage the offer of Preferred Shares by the Issuer. The Joint Issue Managers are subject to certain conditions in the appropriate agreement executed between the Issuer and the Joint Issue Managers. The Preferred Shares shall be distributed through PCI Capital Corporation as the Underwriter for the Issue. An Underwriting Agreement shall be executed between the Issuer and the Underwriter which agreement shall contain the conditions under which the Preferred Shares shall be distributed.

The Underwriter may enter into agreements (the "Participation Agreement") with other persons (the "Participating Underwriters" or "Selling Agents") to distribute the Preferred Shares under substantially the same terms and conditions as those agreed to by the Underwriter and the Issuer. The obligations of each Participating Underwriter or Selling Agent (including that of PCI Capital as Underwriter) shall be several, and not joint and solidary with such Participating Underwriters or Selling Agents, and nothing in the Participation Agreement shall be deemed to create a partnership or joint venture between and among any of them. Unless expressly provided in the Participation Agreement, the failure by any underwriter to carry out its obligations thereunder shall not relieve any other underwriter of its obligations thereunder, nor shall any underwriter be responsible for the obligations of any other underwriters thereunder.

J. P. Morgan (S.E.A.) Limited and PCI Capital Corporation are not related to JG Summit Holdings, Inc., nor to any of the members of the JG Summit Group. There exists no relationship between the Issuer and the Joint Issue Managers and Underwriter, other than the issue management and underwriting engagements for this Offer. Further, there is no arrangement with the Issuer whereby the Joint Issue Managers or the Underwriter has the right to designate or nominate a member, or members, to the Issuer's Board of Directors.

For managing and underwriting the Offer, the Company shall pay the Joint Issue Managers and Underwriter issue management and underwriting fees based on the gross value of the Offer. The said fee shall not exceed three per cent (3%) of the gross proceeds of the Offer.

The following includes a summary of certain provisions of the Underwriting Agreement that will be entered into by the Issuer with the Underwriter. This summary does not purport to be complete and are qualified in their entirety by reference to the Underwriting Agreement, a copy of which is available for inspection during business hours at the office of the Corporate Secretary of the Issuer.

MANNER OF OFFERING

The Preferred Shares will be offered and sold by private placement for distribution to "qualified institutional buyers" as such is defined under Sec. 10.1(l) of the Securities Regulation Code and its Implementing Rules and Regulations, as may be amended or supplemented from time to time. Consequently, the offer of the Preferred Shares to each such investor is exempt from registration with the SEC under Sec. 10.1 (l) of the SRC. A confirmation of such exemption from registration under the SRC has not been obtained. However, in compliance with the SRC, the Issuer shall file with the SEC a notice of exemption from the registration requirements under Section 8 of the SRC on SEC Form 10-1, including, as an exhibit thereto, all pertinent information required to be furnished to the investors pursuant to this paragraph, within ten (10) days after the sale of the securities which are subject thereto. No filing fee shall be required for the said notice.

OFFER PERIOD

The Offer period shall commence at the start of business hours on 27 July 2004 and end at 10:00 a.m. on 29 July 2004.

APPLICATION TO PURCHASE

Applicants may purchase the Preferred Shares during the Offer Period by submitting to the Underwriter, Participating Underwriters or Selling Agents a properly completed Application to Purchase, together with two (2) signature cards, and the full payment of the purchase price of the Preferred Shares through a check drawn against a BSP authorized agent bank located in Metro Manila, payable to the order of "JG Summit Holdings, Inc." and crossed "Payee's Account Only". Corporate and institutional applicants must also submit, in addition to the foregoing, a copy of their SEC Certificate of Registration of Articles of Incorporation and By-Laws, Articles of Incorporation, By-Laws, and the appropriate authorization by their respective boards of directors and/or committees or bodies authorizing the purchase of the Preferred Shares and designating the authorized signatory(ies) thereof. Individual applicants must also submit, in addition to the foregoing, a photocopy of any one of the following identification cards ("ID"): passport/driver's license/postal ID, company ID, SSS/GSIS ID and/or Senior Citizen's ID.

Completed Applications to Purchase and corresponding payments must reach the Underwriter, Participating Underwriters or Selling Agents prior to the end of the Offer Period, or such earlier date as may be specified by the Underwriter. Acceptance by the Underwriter, Participating Underwriters or Selling Agents of the completed Application to Purchase shall be subject to the availability of the Preferred Shares and the acceptance by the Issuer. In the event that any check payment is returned by the drawee bank for any reason whatsoever, the Application to Purchase shall be automatically canceled and any prior acceptance of the Application to Purchase is deemed revoked.

MINIMUM PURCHASE

A minimum purchase of Ten Million Pesos (₱10,000,000.00) shall be considered for acceptance. Purchases in excess of the minimum shall be in multiples of Ten Million Pesos (₱10,000,000.00).

ALLOTMENT OF PREFERRED SHARES

If the Preferred Shares are insufficient to satisfy all Applications to Purchase, the Issue Managers may request the Issuer, whereupon the Issuer shall agree with the Issue Managers on the issuance of additional Preferred Shares.

If, after upsizing the Issue, the additional Preferred Shares are still insufficient to satisfy all the Applications to Purchase, the available Preferred Shares shall be allotted in accordance with the

chronological order of submission of properly completed Applications to Purchase on a first-come, first-served basis, subject to the Issuer's right of rejection.

Refunds

If any application is rejected or accepted in part only, the application money or the appropriate portion thereof will be returned without interest. A refund check will be made out in favor of the respective applicant (or in the case of joint applicants, to the first named applicant) and crossed "Payee's Account Only". The refund check shall be made available at the office of the Receiving Bank not earlier than three (3) Business Days and not later than ten (10) Business Days after the end of the Offer Period, and if not claimed within the above-mentioned period, the check will be delivered to the Underwriter from whom the application was obtained.

Form and Denomination

Certificates of Preferred Stock shall be issued to each registered Holder as their names appear in the records of the Stock Transfer Agent. The stock certificates shall be available for pick-up at the office of the Stock Transfer Agent beginning on the sixth (6th) Business Day after Issue Date.

Unclaimed Payments

Any payment of dividend on, or the Redemption Value of the Preferred Shares which remain unclaimed within ninety (90) days after the same shall have become due and payable, shall be returned to the Company. Thereafter, the Preferred Shareholders shall look only to the Company for such sums returned to the Company; provided, however, that the Paying Agent, before being required to make any such return to the Company may, at the expense of the Company, send a notice to the concerned Preferred Shareholder by registered mail, stating that such sums remain unclaimed, and that after a date therein, all sums shall be returned to the Company.

Cancellation and Re-issuance

Preferred Shares which have been redeemed may be re-issued by the Issuer under such terms and conditions as may be approved by the Issuer's Board of Directors.

RISK FACTORS

In addition to the information contained in this Offering Circular, it is recommended that prospective investors carefully evaluate the following investment considerations and other risk factors set forth below. This section, however, is not meant to be an exhaustive discussion on the risks and other factors pertinent to this Offer. Investors are enjoined to make their own independent legal, financial and business examination of the Issuer and the prevailing financial markets under which the Issue is to be offered. Neither the Issuer nor the Issue Managers makes any warranty or representation on the marketability, price or market increments or profits that may or may not arise out of any subscription to the Preferred Shares.

HOLDING COMPANY STRUCTURE

The Company is organized and operated as a holding company. Most of the Company's assets are held by, and almost all of its earnings and cash flows are attributable to, its subsidiaries. As such, it is largely dependent upon dividends and distributions from its subsidiaries for almost all of its cash flow. The Company's liquidity, ability to service debt, meet expense obligations, including dividend payments under the Offer, and provide funds to its subsidiaries are dependent upon the flow of funds from those subsidiaries. There can be no assurance that the Company's subsidiaries will generate sufficient earnings and cash flows to pay dividends to enable it to meet its obligations under the Offer.

The ability of direct and indirect subsidiaries of the Company to pay dividends to their stockholders (including the Company) is subject to applicable law and restrictions contained in debt instruments of such subsidiaries and may also be subject to deduction of taxes. In particular, Universal Robina Corporation ("URC") has agreed with its creditors to restrictions on the payment of dividends subject to a percentage of net income in its US$125 Million fixed rate bond issue (the "Bonds"). Pursuant to Condition 3(b) of the Bonds the Company has undertaken to procure that no Material Subsidiary (as defined in Condition 3(b)) will permit a restriction on the payment of dividends to the Company and its subsidiaries subject to the conditions set out therein including any pre-existing restrictions and provided that any Material Subsidiary may agree to such restriction in a syndicated loan agreement or an agreement in respect of export credit agency financing or supplier credit, so long as such restriction permits it to distribute at least 50% of its prior year's unrestricted retained earnings in annual dividends. However, no assurance can be given that the Company will have sufficient cash flow from dividends to satisfy its obligations under the Guarantee or to make payments to the Issuer to enable the Issuer to meet its obligations under the Notes. Any shortfall would have to be made up from other sources of revenue, such as a sale of investments or financing, available to the Company.

SUBORDINATED NATURE OF PREFERRED SHARES AS A FINANCING INSTRUMENT

Under Philippine law, preferred shares are generally considered an equity instrument notwithstanding that its return qualities significantly mirror those of debt instruments. As such, claims of the holders of preferred shares are at all times subordinated to the claims of the Company's creditors, although the claims of the holders of preferred shares are superior to claims of the holders of common shares.

Furthermore, in the event of insolvency or dissolution of a subsidiary, claims of creditors of these subsidiaries, including trade creditors, lenders and all other creditors, and rights of holders of preferred shares of such entities (if any) will have priority as to the assets of such subsidiaries before any distributions are made in respect of the Company's shares in its subsidiaries. As a result, the Company's obligations under the Offer will be effectively subordinated to all existing and future obligations of the Company's subsidiaries and affiliates. As at 31 March 2004, the subsidiaries of the Company had indebtedness outstanding of approximately ₱67 Billion compared to ₱74 Billion as at 31 December 2003

Business Risks

The Issuer's subsidiaries operate within a competitive environment and may thus experience reduction in earnings or losses as a result of poor management, inability to control costs, weak financial management, product and technological obsolescence and other factors.

Financing for Future Projects

Some of the Group's operations, in particular, its telecommunication, property development and international branded consumer foods businesses, are capital intensive in nature. In order to continue to grow such businesses, the Group must continue to make capital investments. It is critical therefore that adequate financing for planned investments be available at all times to the Group on commercially acceptable terms. If adequate financing is not available, the business or growth prospects of the Group's operations may be adversely affected.

In addition, some of the Group's new projects have only recently begun commercial operations and may incur losses in the initial phase of operations. In particular, Digitel's mobile telephone business commenced operations only on 29 March 2003 and therefore its revenue and profit potentials are still to be proven. This business expects to continue to incur significant capital investment with respect to the roll-out and financing of its network, as well as with respect to the acquisition of new subscribers. Digitel's projected capital expenditure for 2004 on its mobile telephony business is US$200 to US$250 Million on its cellular services, although it is intended that substantially all of Digitel's financing requirements will be funded by export credit agencies.

Control of the Company and Affiliate Transactions

As of 31 December 2003, the Gokongwei family beneficially owns approximately 42% of the issued share capital of the Company. In addition, certain members of the Gokongwei family are trustees of the Gokongwei Brothers Foundation, Inc. which holds an interest of approximately 16.61% of the issued share capital of the Company. Members of the Gokongwei family, who either individually or collectively have controlled the Company since its inception, have private interests in a number of companies either alone or together with other family members. The respective businesses or activities of these companies do not compete with the Company's businesses or activities. However, certain of these companies have significant commercial transactions with the Company and its subsidiaries and affiliates. See Note 22 to the Audited Consolidated Financial Statements of the Company as at and for year ended 31 December 2003. All of these transactions have been entered into on arm's length commercial terms. However, there can be no assurance that, given the Gokongwei family's interests both within and outside the Group, conflicts of interest will not arise.

Political and Economic Factors

The growth and profitability of companies in the Group and subsequently the level of dividend remittances and distributions to the Company will be influenced by the general political situation in, and the state of the economy of, the Philippines. Any political or economic instability in the future may have a negative effect on the financial results of the Group and the level of dividends paid and distributions made to the Company.

Philippine Regulations

The Group operates a material part of its businesses including its food, real estate, banking and financial services, telecommunications, air transportation and textile businesses, in a highly regulated environment. Many of these businesses depend upon licenses or franchises issued by government authorities or agencies for their operation. These businesses would be materially adversely affected by the suspension or revocation of these licenses or franchises which may have a material adverse effect on the Company. In addition, the introduction, or inconsistent or

unpredictable application of, or changes in, regulations may from time to time materially affect the Group's operations.

In February 2005, the Provisional Authority granted to DIGITEL by the National Telecommunications Commission ("NTC") in respect of the operation of a nationwide cellular telephone system expires. DIGITEL intends to apply for a permanent Certificate of Public Convenience and Necessity ("CPCN") before this time. DIGITEL believes that the CPCN will be granted as it has complied with all of its commitments to the NTC in relation to the roll-out of its cellular network, however, there can be no assurance that it will be granted. If DIGITEL does not obtain the CPCN, it would have a material adverse effect on the financial condition and results of operations of DIGITEL and the Group.

The Group is subject to numerous environmental laws and regulations relating to the protection of the environment and human health and safety. These include laws and regulations governing air emissions, water and wastewater discharges, odor emissions and the management of, disposal of and exposure to hazardous materials. The implementation of the Clean Air Act has a particularly significant potential impact on certain of the Group's businesses such as the Group's sugar milling and refining operations and its petrochemical operations, as it requires manufacturing industries that are sources of air pollutants to install filtering systems to reduce certain emissions. The Group along with the industry associations in certain business sectors are currently in discussions with the Department of Environment in relation to the compliance requirements of the Clean Air Act. While the Group is in discussions with the Department of Environment, the full impact of the Clean Air Act on the Group's businesses, including compliance costs, cannot be assessed.

Many of these environmental laws and regulations are also becoming increasingly stringent and compliance with them is becoming increasingly complex and expensive. The Group could incur substantial costs, including clean-up costs, fines and civil or criminal sanctions, third-party property damage or personal injury claims and capital expenditures for equipment upgrades, as a result of non-compliance with, violations of or liabilities under environmental laws applicable to its facilities. The Group expects that the nature of its operations will continue to subject it to increasingly stringent environmental laws and regulations that may increase the costs of operating its facilities above currently projected levels and may require future capital expenditures. The Group expects to incur significant costs to achieve and maintain compliance with the requirements imposed by these regulations. In addition, the Group cannot predict what environmental or health and safety legislation or regulations will be amended or enacted in the future; how existing or future laws or regulations will be enforced, administered or interpreted; or the amount of future expenditures that may be required to comply with these environmental or health and safety laws or regulations or to respond to environmental claims.

TARIFFS AND COMPETITION

Many of the Group's activities are carried on in highly competitive industries. In addition, liberalization of protective laws and regulations is being implemented in the Philippines in part due to its membership in the World Trade Organization ("WTO") and as a signatory of the Asian Free Trade Agreement ("AFTA"). As a result of its commitments to the WTO and AFTA, the Philippines will reduce tariff barriers and permit increased foreign competition in certain business sectors in which the Group has interests, including agro-industrial and commodity foods, textiles and garments, petrochemicals and banking and financial services.

The Group's ability to compete effectively will require continuous efforts in sales and marketing of its existing products, development of new products and cost rationalization. Indeed in the three months ended 31 December 2003, URC incurred significant advertising and marketing expenditure that had a material impact on its results of operations. Furthermore, the Group cannot predict the pricing or promotional actions of its competitors or their effect on its ability to market and sell its products. There can be no assurance that the Group's sales volume or market shares would not be adversely affected by negative consumer reaction to its higher prices as a result of

any price reduction or promotional sales undertaken by its competitors, that the Group will not be forced to reduce its prices to meet its competition, or that the Group will otherwise be able to compete effectively.

New Accounting Standards

The Company's and its subsidiaries' results of operations and financial condition for periods from 1 January 2003 onwards will continue to be affected by the introduction of a number of new or revised accounting standards in the Philippines, which are aimed at bringing Philippine accounting standards further into line with international accounting standards. These accounting standards will change the Company's treatment of foreign exchange losses, recognition of provision for aircraft maintenance and recognition and measurement of intangible assets. Under Philippine GAAP and as a matter of practice in the airline industry, the Company was recognizing provision for aircraft maintenance on an accrual basis until 1 January 2003, the effective date of SFAS 37/IAS 37. SFAS 37/IAS 37 precludes the recognition of such cost as a liability unless the following conditions are met: (1) there is a legal or constructive obligation as a result of past events; (2) it is probable that an outflow of resources will be required to settle the obligation; and (3) a reliable estimate can be made of the obligation. Further under Philippine GAAP, the Company was able to capitalize its foreign exchange losses, whereas under SFAS 21/IAS 21, effective from 1 January 2005, any undepreciated capitalized foreign exchange losses will be adjusted against the Company's retained earnings and prior years' financial statements will be restated to reflect this. This change of accounting standard will result in a reduction of previous years' retained earnings and stockholders' equity. As at 31 March 2004, the Company's consolidated undepreciated capitalized foreign exchange losses were ₱8.4 Billion. However, the effect on retained earnings will be reduced to the extent that the Company can capitalize the interest differential component of capitalized foreign exchange losses representing borrowing costs in accordance with SFAS/IAS21. In addition, SFAS 38/IAS 38, effective from 1 January 2003, requires that expenditures on research, start-up, training, advertising and relocation be expensed as incurred, whereas under Philippine GAAP, they could be deferred as pre-operating expenses.

Exchange Rate Fluctuations

The revenues of the Group are predominantly denominated in Pesos, while certain expenses, specifically debt obligations, are denominated in currencies other than Pesos. Accordingly the Group is exposed to fluctuations in the Peso to US dollar exchange rate. A depreciation of the Peso against the US dollar will increase the amount of Peso revenue required to service US dollar-denominated debt obligations.

USE OF PROCEEDS

The Company expects to raise net proceeds of approximately ₱1,256,607,500.00 from the Offer after deducting all pertinent expenses related to the issuance of the Preferred Stock. The Company intends to use the proceeds for general corporate purposes (without specific allocation and with no particular order of priority), and to augment its working capital funds. In general, the Company intends to deploy the proceeds of the Offer in the most efficient manner possible consistent with its overall financial strategy of continually reducing capital costs.

The Company had outstanding short-term debts amounting to ₱11.0 Billion as of March 31, 2004. These short-term debts generally have maturities of one (1) year. These debts were obtained from various local banks and carry interest at prevailing market rates ranging from 7.5% to 9.125%. The Company also had approximately ₱62.0 Billion in outstanding long-term debts, 91% of which were denominated in foreign currency. A portion of the proceeds of the Offer may be used to refinance some of the Company's outstanding debts, including a maturing obligation of US$33.0 Million in September 2004.

THE COMPANY

JG Summit Holdings, Inc., which is controlled by the Gokongwei family, was incorporated in November 1990 as the holding company for a group of companies with substantial business interests in branded consumer foods, agro-industrial and commodity food products; telecommunications; banking and financial services; petrochemicals; air transportation; property development and hotel management; and textiles. In addition, the Company has business interests in other sectors, including power generation, printing and insurance.

The Company conducts business throughout the Philippines, but primarily in and around Metro Manila and in the regions of Visayas and Mindanao. The Company also has branded foods businesses in the People's Republic of China ("PRC") and in the Association of Southeast Asian Nations ("ASEAN") region and an interest in a property development business in Singapore.

The Group was founded in the mid-1950s when Universal Corn Products, Inc. was established to operate a cornstarch plant in Metro Manila. Since then, the business of the Group has diversified and expanded substantially, primarily through the reinvestment of internally generated funds. Based on its revenues for the year ended 31 December 2003, the Company is one of the largest and most diversified conglomerates within the Philippines. The Company was listed on the PSE in 1993 and trades under the symbol "JGS".

The Company provides members of the Group with certain corporate center services including corporate finance, corporate planning, procurement, human resources, legal and corporate communications. Through JGSHI, members of the Group are able to capitalize on intra-group synergies and exploit the Company's invaluable market expertise in the Philippines.

GROUP ORGANIZATIONAL STRUCTURE

The simplified organizational structure of the Group including its principal subsidiaries and affiliates as at 31 March 2004 is set out in the chart below.



JG SUMMIT HOLDINGS, INC.
Branded Consumer Foods, Agro-Industrial & Commodity Food Products
Property Development and Hotel Management
Telecommunications
Universal Robina Corporation (86.1%)
Robinsons Land Corp. (91.9%)
United Industrial Corp. (25%)
Digital Telecommunications Phils., Inc. (49%)
Digital Mobile Phils. (100%)
Supplementary Businesses
Air Transportation
Petrochemicals
International Capital & Financial Services
Textiles
Premiere Printing Company, Inc. (100%)
First Private Power Corporation (20%)
Unicon Insurance Brokers Corp. (100%)
Westpoint Industrial Corp. (100%)
Taral Industrial Corp. (100%)
Cebu Air, Inc. (100%)
JG Summit Petrochemicals Corp. (82.3%)
JG Offshore Subsidiaries (100%)
JG Summit Capital Services Corp. and subsidiaries (100%)
Robinsons Savings Bank (100%)
Express Holdings, Inc. & subsidiaries (100%)
Summit Forex Brokers Corp. (100%)
Litton Mills, Inc. (100%)

United Industrial Corporation, Ltd. is classified under the Company's Property Development and Hotel Management business segment. However, UIC's financial contribution is incorporated under the International Capital and Financial Services business segment.

CONTRIBUTION BY BUSINESS SEGMENT

The industry segments in which the Company and its subsidiaries and affiliates operate are summarized in the chart below.

The following table sets out the breakdown of the Company's consolidated revenues by industry segments.

Consolidated Revenues by Industry Segment	Years ended 31 December (Audited)				Three month periods ended 31 March (Unaudited)			
	2002		2003		2003		2004	
(in ₱ Millions)	₱	%	₱	%	₱	%	₱	%
Food, agro-industrial and commodity food products	21,152	44	23,415	43	6,060	47	6,388	45
Telecommunications	5,603	12	6,471	12	1,291	10	1,748	12
International capital and financial services	5,319	11	4,920	9	1,062	8	1,065	7
Petrochemicals	4,349	9	6,713	12	1,425	11	1,662	12
Air transportation	5,158	11	6,092	11	1,382	11	1,795	13
Property development and hotel management	3,853	8	4,103	8	927	7	1,003	7
Textiles	2,175	5	2,036	4	477	4	531	4
Other supplementary businesses	688	1	161	0	174	1	37	0
Total	48,297	100	53,910	100	12,778	100	14,229	100

The following table sets out the breakdown of the Company's consolidated net income (including minority interests) by industry segments.

Consolidated Net Income/ (Loss) By Industry Segment	Years ended 31 December (Audited)				Three month periods ended 31 March (Unaudited)			
	2002		2003		2003		2004	
(in ₱ Millions)	₱	%	₱	%	₱	%	₱	%
Food, agro-industrial and commodity food products	1,112	45	1,218	57	462	50	475	100
Telecommunications	56	2	(630)	-30	(87)	-9	(149)	-32
International capital and financial services	1,532	62	896	42	508	55	(171)	-36
Petrochemicals	(677)	-27	(98)	-5	(47)	-5	(27)	-6
Air transportation	25	1	12	1	(81)	-9	92	19
Property development and hotel management	552	22	663	31	167	18	250	53
Textiles	(84)	-3	71	4	8	1	3	1
Other supplementary businesses	(41)	-2	3	0	(10)	-1	2	0
Total	2,476	100	2,135	100	921	100	474	100

The following table sets out the breakdown of the Company's consolidated total assets by industry segments.

Consolidated Assets By Industry Segment	Years ended 31 December (Audited)				Three month periods ended 31 March (Unaudited)			
	2002		2003		2003		2004	
(in ₱ Millions)	₱	%	₱	%	₱	%	₱	%
Food, agro-industrial and commodity food products	33,875	23	44,088	25	35,106	24	44,215	26
Telecommunications	40,989	28	46,170	27	42,746	29	47,256	28
International capital and financial services	32,504	22	44,315	26	29,665	20	39,321	23
Petrochemicals	11,273	8	11,868	7	11,641	8	11,833	7
Air transportation	2,239	2	2,012	1	4,285	3	2,333	1
Property development and hotel management	18,542	13	20,937	12	18,748	13	21,854	13
Textiles	3,638	3	3,408	2	3,387	2	3,195	2
Other supplementary businesses	1,602	1	423	0	1,489	1	398	0
Total	144,662	100	173,219	100	147,067	100	170,406	100

The following table sets out the breakdown of the Company's consolidated liabilities (including minority interest in consolidated subsidiaries and share of minority interest in net assets) by industry segments.

Consolidated Liabilities By Industry Segment	Years ended 31 December (Audited)				Three month periods ended 31 March (Unaudited)			
	2002		2003		2003		2004	
(in ₱ Millions)	₱	%	₱	%	₱	%	₱	%
Food, agro-industrial and commodity food products	16,439	19	26,155	23	17,134	19	25,760	23
Telecommunications	35,490	40	41,301	36	37,264	41	42,537	38
International capital and financial services	12,318	14	28,824	25	9,868	11	23,975	21
Petrochemicals	11,401	13	5,690	5	11,526	13	5,682	5
Air transportation	1,559	2	1,319	1	2,885	3	1,539	1
Property development and hotel management	8,183	9	10,037	9	8,222	9	10,704	10
Textiles	1,617	2	1,316	1	1,348	2	1,101	1
Other supplementary businesses	1,675	2	350	0	1,614	2	326	0
Total	88,682	100	114,992	100	89,860	100	111,624	100

BRANDED CONSUMER FOODS, AGRO-INDUSTRIAL AND COMMODITY FOOD PRODUCTS

The Company operates its food business through URC and its subsidiaries. URC has been listed on the PSE since 1994 and trades under the symbol "URC". As at 31 March 2004, the Company, directly and indirectly, owned approximately 86% of URC's outstanding common stock with the remaining shares being held by the public. URC is one of the largest branded food companies in the Philippines. It was founded in 1954 when Mr. John Gokongwei, Jr. established Universal Corn Products, Inc., a cornstarch manufacturing plant, in Pasig, Metro Manila. URC is involved in a wide range of food businesses. In 2000, URC acquired a majority stake in food manufacturing and distribution companies operating in the PRC and ASEAN region from Hongkong Peggy Foods and Pan Pacific Investment Pte. Ltd., related parties of the Group. (See Note 8 to the Audited Consolidated Financial Statements of the Company as at and for the years ended 31 December 2002 and 2003.) Subsequently, URC expanded its international branded consumer food operations.

URC operates its food business through operating divisions and wholly or majority-owned subsidiaries or joint ventures that are organized into three core business segments:

(i) Branded Consumer Foods ("BCF"), which manufactures and distributes, in the Philippines and other countries in Asia, a diverse mix of snacks, chocolates, candies, biscuits, beverages, noodles and pasta and tomato-based products;

(ii) Agro-Industrial, which operates three divisions engaged in hog and poultry farming, the production and distribution of animal health products, and the manufacture and distribution of animal feeds and soya products; and

(iii) Commodity Foods, which engages in sugar milling and refining, flour milling and the manufacture and distribution of bulk pasta.

URC is also involved in the packaging business through its packaging division, which manufactures bi-axially oriented polypropylene ("BOPP") film primarily used in the packaging industry.

URC generated ₱6.39 Billion in net sales in the three-month period ended 31 December 2003. The revenue contribution of each of the core business segments to URC's consolidated revenues for the period ended 31 December 2003 was: BCF 76%; Agro-Industrial products 14%; and Commodity Food Products 10%.

The Group owns 49.0% of the common shares and 100% of the preferred shares issued by URC International Company Limited ("URC International"), representing approximately 77.0% of URC International's issued equity capital.

Selected Financial Information

The following table sets out selected consolidated financial information of URC as of and for the periods indicated.

	Years ended and as at 30 September (Audited)		Three month periods ended and as at 31 December (Unaudited)	
(in ₱ Millions)	2002	2003	2002	2003
Income Statement Data				
Net sales and services	21,152	23,415	6,060	6,388
Cost of sales and services	15,658	17,372	4,255	4,663
Operating expenses	3,750	4,555	945	1,083
Income from operations	1,744	1,488	860	642
Net income	1,255	1,414	533	552
Balance Sheet Data				
Total assets	33,883	42,556	35,112	44,215
Total liabilities	13,017	20,573	13,640	21,632
Minority interest in consolidated subsidiary	1,195	1,160	1,197	1,154
Stockholders' equity	19,671	20,823	20,275	21,429
Total liabilities and stockholders' equity	33,883	42,556	35,112	44,215

BRANDED CONSUMER FOODS

BCF, which includes URC's packaging division, was established in the 1960s and is URC's largest business segment. The BCF Division is split further into two sub-divisions, snacks and grocery. In the period ended 31 December 2003, BCF, including the packaging division, accounted for approximately ₱4.9 Billion or 78% of URC's net sales, with 78% of its revenue being derived from the snacks division and 22% from the grocery division, including the packaging division. BCF's revenue represented approximately 34% of JGSHI's total consolidated revenue.

Products

URC was one of the first Filipino manufacturers of BCF products, including snack foods, granulated coffee and pre-mixed coffee and chocolates. Many of URC's products such as Jack `n' Jill and Maxx are now considered household names, as well as being market leaders in their respective markets. The BCF business segment manufactures and distributes a diverse mix of snack, chocolate, candy, biscuit, beverage, noodles and pasta and tomato-based products.

The following table sets out BCF's principal product categories according to net sales and the percentage contribution of each product category to total net sales of URC for the years ended 30 September 2002 and 2003 and three-month periods ended 31 December 2003.

	Years ended 30 September				Three month period ended 31 December	
	2002		2003		2003	
(in ₱ Millions)	₱	% to total net sales	₱	% of total net sales	₱	% of total net sales
Snacks	3,972	19	4,187	18	1,216	19
Chocolates	1,304	6	1,672	7	365	6
Candies	3,288	16	4,025	17	1,120	18
Biscuits	3,231	15	3,506	15	1,095	17
Beverages	666	3	653	3	201	3
Non-snacks	2,163	10	2,278	10	536	8
Tomato-based	467	2	452	2	136	2
Total	15,091	71	16,773	72	4,669	73

BCF Division continuously seeks to improve its existing products and develop new products for existing and new product ranges. Its strategy is to increase its market share and compete with market leaders by offering innovative products, value pricing and attractive sales opportunities for distributors and agents. In particular, BCF's grocery division intends to focus on the non-carbonated beverage market, including granulated coffee, bottled and cupped distilled and mineral water and juice drinks. Non-carbonated beverage production facilities, to be located outside of Metro Manila, are scheduled to commence operations in mid-2004 following an investment of ₱700 Million. Its affiliate, JG Summit Petrochemicals Corporation, offers important synergies for the development of this product range.

Production Facilities

URC's branded consumer foods division has 12 manufacturing facilities and 15 warehouses in the Philippines and 5 manufacturing facilities and 13 warehouses outside the Philippines. The beverage plant will add an additional domestic manufacturing facility. The average capacity utilization of BCF's domestic and international manufacturing facilities in the period ended 31 December 2003 was approximately 45%-74% and 51.45%, respectively. New lines will be added by BCF to some of its domestic manufacturing facilities during 2004 to increase confectionary production capacity and produce new segments in the candies category, including gelatine, snacks and dragees.

URC seeks to strengthen its market position in the BCF business by developing new and existing products, production processes and equipment. In the period ended 31 December 2003, URC spent ₱5.0 Million on research and development of its domestic operations. This is compared to ₱5.4 Million and ₱1.6 Million for the period ended 31 December 2002 and 2001, respectively.

Distribution, Sales and Marketing

In the Philippines, URC's BCF division has a nationwide distribution network for its products. It sells its products primarily to supermarkets, as well as directly to top wholesalers, large convenience stores and two types of sub-distributors, large-scale trading companies and independent business managers. Its distribution centers are all located near its production facilities and its products are distributed to approximately 40,000 retail outlets in the Philippines through its sales force. The division is currently reviewing its distribution network to further improve its responsiveness and effectiveness and expand its reach to more small retail stores.

URC's BCF division has established an export division to handle its export requirements. The division sells its domestically and internationally produced products, specifically in the core categories of confectionary, biscuits and snacks, directly to wholesalers, supermarkets and, in certain markets, distributors. Direct delivery sales are typically made on a cash basis, while 15 to 30 day credit terms are extended to wholesalers and supermarkets. Different distribution methods are used based on local market conditions.

URC's BCF division has a direct sales force that is located in the Philippines, Malaysia and Thailand. It also employs merchandisers/refillers in the Philippines and internationally who visit stores to ensure that its products are neatly and prominently displayed.

URC's BCF division dedicates substantial resources to advertising and promotional campaigns and market researc such that in the period ended 31 December 2003, its advertising and promotion expenses accounted for approximately 6% of its net sales, compared to 5% in the period ended 31 Decemer 2002. The increase was largely due to more aggressive advertising and promotional activity in URC's international operations. It engages in detailed market research and focuses its resources to develop advertising and promotional campaigns that are cost effective and efficient in reaching its target markets.

Joint Ventures

URC's BCF division has established joint ventures to manufacture and distribute various food products with Hunt-Wesson, Inc. (a subsidiary of ConAgra Foods Inc.) and Nissin Food Products Co., Ltd. URC has recently purchased the entire interest in its joint venture with Joyco Espana, S.A. Unipersonal, which becomes a wholly-owned subsidiary of URC. These investee companies provide it with strong brand names, such as Hunt's, Van Camp's, Swiss Miss, Knotts Berry Farm, Nissins Ramen Noodles and Nissins Cup Noodles. It also benefits from technical assistance and transfer of expertise in connection with product development and production provided by its joint venture partners.

It continues to review joint venture and acquisition opportunities to enhance or extend its existing BCF business segment as they arise.

BCF INTERNATIONAL OPERATIONS

The majority of BCF's business is conducted in the Philippines. However, in 2000, URC began to expand its BCF business more aggressively into other Asian markets, primarily through its subsidiary, URC International and its subsidiaries. In March 2000, URC International was acquired by the Group. URC owns approximately 77.0% of URC International's issued equity capital (49% of its common shares and 100% of its preferred shares) and the balance is owned, directly and indirectly, by the Gokongwei family.

Principal Products

URC's international operations include the manufacture, distribution, marketing and sales of a variety of BCF products. URC International sources its products from the URC product range and modifies them according to local market and cultural requirements. The principal URC products offered are snacks, chocolate, candies and biscuits. As far as possible, URC International aims to use the existing URC brands, however, these are also modified to local tastes where necessary. BCF's principal international operations are in Thailand, Malaysia, Indonesia, the PRC, Hong Kong and Singapore. BCF also exports its products to Japan, Korea, Taiwan, South Africa, the United States, Canada and Saudi Arabia. URC's international operations accounted for approximately 20% of URC's revenue for the period ended 31 December 2003.

Production Facilities

URC International has production facilities in Thailand, Malaysia, Indonesia and the PRC. Its production strategy is to locate facilities across the ASEAN region and in the PRC considering factors such as low tariffs, taxes, production costs and high consumer demand. The principal factors influencing production costs are the cost of raw materials, labor and taxes. URC International sells its products to the local markets and also exports them to URC's operations in other countries. In May 2003, URC announced plans to establish and operate production facilities in Vietnam at a cost of US$6 to US$8 Million. The registration papers for this new subsidiary in Vietnam were approved in December 2003. URC expects these facilities to begin production in early 2005 and the products will be sold to the domestic market.

There is a new factory building being built in Thailand that is expected to be completed in September 2004. This building is going to house URC's new biscuit line that is expected to arrive in October 2004.

URC plans to add a new snack line to its production facilities in Malaysia and add a second facility to its operations in Indonesia to meet increased demand for its products. Unused lines from its facilities in the PRC will be transferred to the new facility in Indonesia.

Distribution, Sales and Marketing

With the exception of its operations in Indonesia and the PRC, URC International supplies its customers through a distribution chain of wholesalers and supermarkets. Geographically, sales in Thailand account for the largest proportion of URC International's sales. In the period ended 31 December 2003, URC International had total revenues of US$23 Million (excluding intra-group sales) compared to US$20 Million for the period ended 31 December 2002 and sales (excluding intra-group sales) of US$9 Million in Thailand (excluding export sales), US$5 Million in Malaysia and US$7 Million in Indonesia. However, due to losses of US$1.2 Million incurred by its PRC operations for the period, URC International incurred a net loss of US$0.489 Million compared to a net income of US$0.254 Million for the period ended 31 December 2002.

As a result of the difficulties experienced in its PRC operations, in particular with distributors and sales agents, URC International has revised its PRC distribution and marketing strategy and is now focusing on selected key towns and cities including Shandong, Dalian, Shenyang and Harbin in the North, Dongquan, Zhongshan, Guangzhou and Fuzhou in the South, Wuhan, Chengdu and Hangzhou in Central and Nanjing in the East. URC International has also focused on product development to cater better to local tastes. All sales in the PRC are made on a cash only basis.

In the period ended 31 December 2003, intra-Group sales amounted to US$4 Million of URC International's revenue. Such sales were priced on a cost plus fixed margin basis.

- URC International has sales and marketing personnel in Thailand, Malaysia, Indonesia, Hong Kong, Singapore and the PRC and in the period ended 31 December 2003, its advertising expenses accounted for approximately 10.22% of net sales.

AGRO-INDUSTRIAL PRODUCTS

URC's agro-industrial business is conducted through three divisions: Robina Farms, Robichem and Universal Corn Products ("UCP"). URC's agro-industrial business segment had net sales of approximately ₱872 Million for the period ended 31 December 2003, approximately the same level as the previous year. Growth in revenues was constrained by increased animal mortality and declining prices due to an increase in imports. Robina Farms' business consists of breeding and growing hogs and broiler and layer chicks. Robichem manufactures and sells its own animal health products such as vitamins and pharmaceuticals, and distributes veterinary products for third parties. UCP produces and sells animal feed and soya products.

The following table sets out URC's agro-industrial principal product categories according to net sales and the percentage contribution of each product category to total net sales of URC for the years ended 30 September 2002, 2003, and period ended 31 December 2003.

	Years ended 30 September				Three month period ended 31 December	
	2002		2003		2003	
(in ₱ Millions)	₱	% to total net sales	₱	% of total net sales	₱	% of total net sales
Day-old chicks	418	2	416	2	163	3
Hogs	1,221	6	1,121	4	327	5
Animal health	188	1	194	1	31	-
Animal feeds	1,126	5	1,133	5	314	5
Soya	61	-	178	1	37	1
Total	3,014	14	3,042	13	872	14

Production Facilities

URC's agro-industrial division has 16 manufacturing facilities, all of which are located in the Philippines. Except for two facilities, URC owns all of its manufacturing facilities, including the land on which they are located.

Disease is a significant risk to the animals bred by URC and is one of the principal factors influencing the price and availability of its animals. In the past, outbreaks of foot and mouth disease have killed significant numbers of hogs and layer chicks. To reduce the incidence and effect of disease, it has established a diagnostic laboratory to monitor continually the health of its hogs and chicks. During 2004, it aims to reduce the mortality rate of its hogs and chicks from 25% to 12.5%. It regularly vaccinates its hogs and chicks and, for the prevention of foot and mouth disease, vaccinates animals with hooves in the areas surrounding its farms. The Company believes that the incidence of disease in its facilities is comparable to its competitors. The division also imposes a strict bio-security system and maintains high health and hygiene standards at its farms.

Its chicken farms' capacity is approximately 425,000 parents, which produce approximately 14 to 15 million broiler chicks and approximately 6 to 8 million layer chicks per year. The market for chicks is cyclical and during 2003 the price fell due to over-supply. URC believes, however, that

the market will recover during 2004. Consequently, it has invested ₱80 Million to improve its production facilities in 2004. Its hog farming production capacity is approximately 246,000 hogs per year.

Its animal feed mills in Manila and Cebu have a total milling production capacity of 850 and 50 metric tons per day, respectively.

Distribution, Sales and Marketing

The division's distribution channels depend on the particular product. Distribution channels include direct sales, sales through dealers, truck and air delivery to purchasers, customer pick-ups and nationwide distribution networks.

The division has sales offices in Metro Manila and Cebu that focus on servicing its agro-industrial customers. URC's agro-industrial sales team is organized by customer type.

It maintains a number of ongoing marketing programs designed to build customer loyalty. To support its animal health products, the division provides in-store promotions and hosts seminars for end-users of its products and advertises its products in trade journals and other local publications.

COMMODITY FOOD PRODUCTS

URC's commodity food products business segment is conducted through its wholly-owned subsidiary Universal Robina Sugar Milling Corporation, its 94% owned subsidiary Southern Negros Development Corporation and its flour division, Continental Milling Company. URC's commodity food products business segment had net sales of ₱625 Million for the period ended 31 December 2003 compared to ₱654 Million for the period ended 31 December 2002. URC's commodity food products business segment's net sales represented approximately 4.3% of the JGSHI's total consolidated revenue. URC's commodity food products business includes sugar milling and refining, flour milling and pasta manufacturing.

The following table sets out URC's principal commodity food products and services according to net sales and the contribution of each commodity food product to total net sales of URC for the years ended 30 September 2001, 2002 and 2003.

	Years ended 30 September				Three month period ended 31 December	
	2002		2003		2003	
(in ₱ Millions)	₱	% to total net sales	₱	% of total net sales	₱	% of total net sales
Sugar milling and refining	610	3	623	2	164	3
Flour milling	1,475	7	1,574	7	424	7
Pasta manufacturing	164	1	141	1	37	1
Total	2,249	11	2,338	10	625	11

Production Facilities

URC's commodity food products division has six manufacturing facilities, all of which are located in the Philippines.

In the period ended 31 December 2003, URC processed approximately 687 thousand bags of raw sugar cane for its own use and for third parties and refined approximately 62 thousand bags of raw sugar. As at 31 Decmber 2003, URC's raw sugar production accounted for approximately 1.6% of the total Philippine raw sugar production for the 2002-2003 crop year. In the period ended 31 December 2003, URC's flour division produced approximately 42,288 metric tons of flour. Approximately 8% of the flour production is sold for use in URC's pasta business. UCP purchased 97% of URC's flour milling by-products. In the period ended 31 December 2003, URC produced approximately 4,238 metric tons of pasta.

URC's sugar cane milling, raw sugar refining and flour milling facilities had a rated capacity of 17,000 metric tons per day, 14,500 bags per day and 1,000 metric tons per day, respectively, as at 31 December 2003.

Given the age of its flour mills, URC's flour division has decided to invest ₱900 Million for a new mill in Pasig. The total capital expenditure required for maintenance of existing mills during 2003 was ₱241 Million.

Distribution, Sales and Marketing

URC's sugar division's distribution channels include customer pick-up from mills, refineries and warehouses as well as deliveries using transportation channels.

URC's sugar division sells raw and refined sugar and molasses to its BCF division, traders, industrial users and supermarkets. Approximately 57% of URC's mill share sugar is sold to the BCF division and the remainder to traders, industrial users and other commercial sales. URC's sugar division also accepts planter share raw sugar from traders for processing into refined sugar. URC's flour division sells flour and flour milling by-products principally to dealers and to UCP. Its hard flour is used to make pasta and breads and is sold principally under the Globe brand name. Soft flour is used to make biscuits and is sold principally under the White Rose brand name. URC's flour division sells pasta in bulk to its branded consumer foods business segment, dealers, food outlets and pasta processors. Approximately 42.4% of the flour division's pasta is sold to its BCF division.

PACKAGING

URC's packaging division (URC-PD) manufactures and sells a variety of commodity and specialty films, which are BOPP-based. In the period ended 31 December 2003, URC-PD produced approximately 3,785 metric tons of BOPP films. URC's packaging division had net sales of ₱222 Million for the period ended 31 December 2003 compared to ₱335 Million for the period ended 31 December 2002.

Products and Raw Materials

Commodity films include plain films, laminating films and tape films. Specialty films include matt, pearlised, white opaque, metallizable, heat seal, cigarette and thin-gauge films. These films are mostly printed on and converted by its customers into flexible packaging for a wide variety of consumer products, including snack foods, candies, chocolates and gift-wraps and provide printability, visual appeal and protection from the effects of moisture and light.

URC's BOPP plant is located in Batangas and commenced operations in 1998. URC-PD purchases approximately 86% of the propylene used to manufacture BOPP from JGSPC at market price.

TELECOMMUNICATIONS

The Company, through its subsidiary DIGITEL, provides voice and data services through wireless and wireline technology in the Philippine telecommunications industry.

Established in 1987, DIGITEL is approximately 47% and 9% owned by the Company and TeliaSonera AB of Sweden, respectively. DIGITEL has been listed on the PSE since 1996 and trades under the symbol "DGTL". DIGITEL primarily engages in fixed line, domestic and international data transmission and internet services, and cellular mobile telecommunications. DIGITEL's cellular mobile telephone service commenced operations on 29 March 2003. For the year ended 31 December 2003 and the three month period ended 31 March 2004, DIGITEL had revenues of ₱6.5 Billion and ₱1.8 Billion, respectively, which represented approximately 12% of the Company's total consolidated revenue in the respective periods and a net loss of ₱530 Million and a net income of ₱5.3 Million, respectively.

On December 8, 2003, DIGITEL issued Zero Coupon Convertible Bonds Due 2013 with face value of US$ 31.1 Million and issue price of US$10.0 Million. As of December 31, 2003, the outstanding balance of the Bonds amounted to US$10.2 Million or ₱566.6 Million.

Selected Financial Information

The following table sets out selected consolidated financial information of DIGITEL as at and for the periods indicated.

	Years ended and as at 31 December (Audited)			Three month periods ended and as at 31 March (Unaudited)	
(in ₱ Millions)	2001[1]	2002[1]	2003	2003	2004
Income statement data:					
Net operating revenues	6,517	5,601	6,471	1,292	1,756
Cost and Expenses	5,162	4,567	7,000	1,269	1,751
Income/(loss) from operations	1,355	1,034	(530)	23	5
Other charges – net	(1,271)	(1,109)	(998)	(279)	(322)
Net income (loss)	78	(106)	(1,262)	(174)	(299)
Balance sheet data:					
Total assets	36,038	41,180	46,336	42,737	47,256
Total liabilities	24,913	30,162	36,580	31,892	37,799
Stockholders' equity	11,125	11,019	9,756	10,845	9,457
Total liabilities and stockholders' equity	36,038	41,180	46,336	42,737	47,256

(1) 2001 and 2002 income statement and balance sheet figures as restated.

FIXED LINE

For the year ended 31 December 2003, the fixed line business accounted for ₱5.1 Billion or 79% of DIGITEL's total revenue, while in the three months ended 31 March 2004, it accounted for ₱1.3 Billion or 73% of DIGITEL's total revenues. Despite an increase in domestic and international in-payment revenues, fixed line revenues declined as a result of (i) decreasing subscription to postpaid plans due to conversion to prepaid from postpaid coupled with the reduction of installation charges, (ii) increased access charges levied by a major local carrier, (iii) declining domestic toll traffic due to the growing popularity of the short messaging service as an alternative to voice, and (iv) increased competition from cellular companies offering lower international call charges.

Franchise and Authority

Under the Philippine Constitution, franchises for the operation of public utilities, which include telecommunication services, can only be granted to citizens of the Philippines or to corporations at least 60% of the capital stock of which is owned by Philippine citizens. Congressional franchises are subject to amendment, alteration or repeal by the Philippine Congress. On 17 February 1994, the Philippine Congress, through Republic Act No. 7678, granted DIGITEL the right to construct, maintain and operate telecommunications systems, including a telephone service, throughout the Philippines for a period of 25 years. DIGITEL was also required to obtain a Certificate of Public Convenience and Necessity ("CPCN") from the National Telecommunications Commission ("NTC") in order to exercise its rights under the franchise. Pending the issuance of a CPCN, the NTC issued a provisional authority ("PA") allowing DIGITEL to commence operations. DIGITEL obtained various PAs which allowed it to operate an international gateway facility in Binalonan, Pangasinan, local exchanges in Regions I to V, Quezon City, Valenzuela and Malabon in Metro Manila and the Province of Tarlac and a second international gateway facility in Quezon City. On 22 July 2002, NTC granted DIGITEL a CPCN to install, operate, maintain and develop (i) telecommunication facilities in Regions I to V, (ii) telephone systems, networks and services pursuant to its roll-out plan in Quezon City, Valenzuela City and Malabon in Metro Manila and the Province of Tarlac, and (iii) international gateway facilities in Binalonan, Pangasinan and Quezon City in the National Capital Region.

Network

DIGITEL is the second largest provider of fixed lines in the Philippines in terms of subscribed lines, after Philippine Long Distance Telephone Company ("PLDT"), with a national market share of 12%. As at 31 March 2004, DIGITEL telephones were available in 265 towns and cities through 673 regional and local exchanges throughout Luzon, excluding Metro Manila. DIGITEL is the market leader in Luzon with a market share of approximately 43% as at 31 March 2004 in terms of lines in service. DIGITEL has 628,339 installed lines system-wide and a subscriber base of approximately 414,000 net active lines, with an annual growth rate of approximately 4.7%.

DIGITEL began operating a broadband backbone transmission network that was completed in 2003 at a cost of approximately US$23 Million. Currently, this network is being used to complement the existing backbone transmission network in the Luzon region and is supporting various multimedia and broadband services including voice and data transmission, internet, TV and video, and its CMTS.

Services and Revenues

DIGITEL's voice products and services include the provision of local call, national and international toll services, enhanced by DIGITEL's suite of value-added services, payphones and pre-paid phone cards. DIGITEL began offering a fixed line text messaging service in February 2004.

For national calls, DIGITEL pays interconnection fees to other providers for calls terminating in their network and hauling fees for calls passing through other networks to the terminating network. These fees are negotiated between telecommunication service providers. However, the NTC may mediate between providers or determine such fees if providers fail to come to an agreement. DIGITEL also has agreements with international telecommunications operators including AT&T and Sprint under which the international operators pay DIGITEL fees for incoming calls and *vice versa* for outgoing calls.

DIGITEL's operating revenues are primarily derived from fixed monthly service charges and international inbound calls. DIGITEL offers two local service packages: the metered package offering low monthly service charges and charges for local calls; and the non-metered package offering a higher monthly service charge and free local calls. More than 72% of its customers have subscribed to the metered package as the non-metered package results in higher monthly service charges. From DIGITEL's subscriber base of approximately 414,000, 23% of subscribers generate average monthly revenues of approximately ₱3,200 per unit and 77% generate average monthly revenues of approximately ₱900 per unit. Pre-pay packages are also available with no monthly service charge and they generate an Average Monthly Revenue of approximately ₱450 per unit. Telecommunications service providers in the Philippines are required to submit call charge ranges to the NTC and each provider may set its charges within the approved range. In the year ended 31 December 2003, monthly fixed charges accounted for approximately 34% of total revenue for DIGITEL's fixed line business and for the three month period ended 31 March 2004, they accounted for approximately 34% of total revenue for DIGITEL's fixed line business.

DIGITEL's international long distance business accounted for 37% of its total fixed line revenue in the year ended 31 December 2003, substantially the same as the previous year, consisting of 2% for outbound calls and 98% for inbound calls. For the three month period ended 31 March 2004, it accounted for 40% of its total fixed line revenue, consisting of 3.5% for outbound calls and 96.5% for inbound calls.

The following table sets out the principal components of DIGITEL's fixed line gross revenues and their respective contributions to fixed line gross revenue for the periods indicated.

	Year ended 31 December 2003		Three month period ended 31 March 2004	
Charge	Gross revenue (in ₱ Millions)	% of total gross revenue (%)	Gross revenue (in ₱ Millions)	% of total gross revenue (%)
Monthly service charges	1,726	34%	447	34%
Local call charges	354	7%	44	3%
National call charges				
Inbound	446	9%	106	8%
Outbound	553	11%	135	10%
International call charges				
Inbound	1920	37%	512	40%
Outbound	30		18	2%
Internet	115	2%	35	3%
Total	5,144	100%	1,298	100%

Total billed minutes in the three month period ended 31 March 2004 amounted to 0.56 billion. Total billed minutes in the year ended 31 December 2003 amounted to 2.2 billion.

DATA TRANSMISSION AND INTERNET SERVICES

In 1999, DIGITEL began offering corporate customers and consumers, access to international and domestic high-speed data transmission and internet services through its wholly-owned subsidiary, Digitel Information Technology Services, Inc. ("DITSI"). In March 2002, DIGITEL decided to integrate the operations of DITSI into its own and as a result a new division named DigitelOne was created. Since June 2002, when the integration was completed, DIGITEL offered its data transmission services through this division. DigitelOne operates under the franchise and PAs granted to DIGITEL described above. DigitelOne currently offers data communications services throughout Luzon, in the National Capital Region (NCR), the Visayas, and Mindanao.

Network and Services

Data transmission is effected through lines leased to customers, frame relays, asynchronous transfer mode (ATM) and Internet Protocol networks. As at 31 March 2004, approximately 6,402 circuits were in place with 4,224 being used by 135 corporate accounts for high-speed data transmission and internet services. DIGITEL continues to expand its current network facilities by expanding its current capacity and adding more than 30,000 circuits in Luzon and 7,500 circuits in Metro Manila through its Luzon broadband and Makati Fiber Loop Access Network (MFLAN) projects. DIGITEL's expansion projects strengthen its transmission coverage throughout the country, thereby ensuring reliable and efficient nationwide connectivity to major metropolitan business and commercial districts.

In December 2000, Asia Global Crossing and DIGITEL formed a joint venture, DIGITEL Crossing, to improve international broadband connectivity in the Philippines. DIGITEL Crossing built the second physical landing station in the country that connects DIGITEL's Luzon broadband backbone with Asia Global Crossing's pan-Asian network linking the Philippines directly with more than 200 major cities in 27 countries worldwide through Asia Global Crossing's and Global Crossing's networks. In addition, in October 2002, DIGITEL established a point of presence in the United States providing a direct connection between the United States and the Philippines for International Private Leased Circuit (IPLC) services and internet hubs, connecting DIGITEL to major IP ports such as AT&T, Sprint and UUNET. Furthermore the link provides an end-to-end connectivity for subscribers of internet facilities in the Philippines. The project will increase access to international capacities by more than 13,200 circuits. Substantially all of Asia Global Crossing's operating subsidiaries were acquired by Asia Netcom, a company organized by China Netcom on behalf of a consortium of investors in March 2003. Asia Netcom continued the joint venture with DIGITEL on substantially the same terms. DIGITEL is currently in discussions with Asia Netcom regarding its capacity purchase commitment under the joint venture obligation that currently amounts to US$18 Million.

NetDirect is DIGITEL's dial-up internet service that provides dial-up services to approximately 20,000 users as at 31 March 2004. DIGITEL also offers an Asymmetric Digital Subscriber Line ("ADSL") service to both business and high-end residential markets. As at 31 March 2004, 834 users have subscribed to DIGITEL's ADSL services.

Revenue and Subscribers

In the year ended 31 December 2003, data transmission and internet services accounted for ₱349.5 Million or 5% of DIGITEL's total revenue. DigitelOne incurred a net income of ₱30 Million, largely due to increased financing charges. In the three month period ended 31 March 2004, DigitelOne contributed ₱93.1 Million or 5% of DIGITEL's total revenue. For the same period, DigitelOne's net income was ₱38.5 Million.

As a result of competition from other data transmission and internet service providers, subscriber charges have declined at a rate of approximately 25% per annum for the last three years and customers are willing to sign contracts for a maximum period of one year only. In order to increase the number of subscribers, DigitelOne has undertaken marketing activities aimed specifically at industrial parks and call centers that have increasing demand for these services.

CELLULAR MOBILE TELECOMMUNICATIONS

In 2000, the NTC granted DIGITEL a provisional authority ("PA") authorizing it to construct, install, operate and maintain a nationwide cellular telephone system ("CMTS") using the global system for mobile communication ("GSM") and/or code division multiple access technology until 7 February 2005. On 18 September 2001, Digitel Mobile Philippines Inc. (DMPI) was incorporated to provide basic and enhanced wire and wireless public and private telecommunication services. On 11 December 2002, Republic Act No. 9180 was signed into law granting DMPI a franchise to construct, install, establish, operate and maintain wire and/or wireless telecommunication systems throughout the Philippines. The NTC approved the assignment of the PA to DMPI on 28 August 2003. The Government allocated DIGITEL 15 MHz of frequency in the 1800 MHz band. Before the PA expires, DIGITEL will apply with the NTC for a permanent CPCN or an extension of the PA to operate a nationwide CMTS. The grant of the CPCN is dependent on DIGITEL having complied with the roll-out commitments it made to the NTC when it obtained the PA. DIGITEL believes that it has complied with these commitments. See section on "Risk Factors - Philippine Regulations". DIGITEL provides its cellular telephone services under the "Sun Cellular" brand through DMPI.

Network and Funding

DIGITEL's nationwide GSM 1800 mobile communications network is being installed by Alcatel and Ericsson. Pursuant to agreements signed in 2001 and 2003, respectively, Alcatel is providing the network infrastructure and is responsible for rolling-out the network in Metro Manila and Luzon, while Ericsson is providing this in the Visayas and in Mindanao. After completion of all four phases of the network roll-out, the network will be designed to support up to 2 million subscribers, a text messaging service and general packet radio services ("GPRS"). Phases one and two are substantially complete and will add 681 cell sites to the network at a cost of US$250 Million. Phases three and four are scheduled to be completed in the fourth quarter of 2004 and will increase the total cell sites to over 1,300 at a total cost of US$242 Million. Approximately 50% of the total project cost for phases one to four will be financed by the Group while the remaining 50% will be financed by international financial institutions and export agencies.

Services and Revenue

DIGITEL's GSM 1800 network offers wireless local and long distance voice, data and other value added services. DIGITEL has entered into interconnection agreements with major fixed line and wireless operators in the Philippines and international roaming agreements with approximately 115 operators in 61 destinations as of 31 March 2004.

DIGITEL markets its wireless services directly through its own dedicated sales team, independent dealers and distributors, and through its business centers or "Sun Shops". There are currently 30 Sun Shops operating nationwide as of 31 March 2004, and DIGITEL expects this number to increase to around 35 by the end of 2004. DIGITEL currently employs 21 active distributors and 9 dealers that distribute its services to over 12,000 outlets and it expects to employ approximately 30 distributors and 9 dealers nationwide by the end of 2004.

As at 31 March 2004, DIGITEL had over 700,000 subscribers of its wireless services. DIGITEL offers pre-paid and post-paid packages and approximately 86% of customers currently subscribe to the pre-paid packages. DIGITEL aims to distinguish itself from competitors by offering price-competitive, customized packages that allow customers to choose only the services they require. Both the pre-paid and post-paid packages offer "i-Text" (for heavy text users) and "i-Speak" (for

heavy voice users) plans that offer attractive terms for customers that have an SMS ("short messaging service") or call preference. The post-paid packages generate higher revenues as a result of the monthly service charges.

In 2003, DIGITEL was able to introduce various innovations in the wireless segment such as the free call value, real-time prepaid balance inquiry, the ₱50 call card, and the lowest IDD rate at US$0.30 per minute.

In the three month period ended 31 March 2004, GSM revenues reached ₱379 Million or 22% of DIGITEL's total revenue. However, earnings before interest, tax and depreciation for the same period was negative at ₱257 Million. Cellular service revenues consist of (i) monthly recurring and toll charges for cellular services under subscription plans; (ii) revenues from the sale of cellular pre-paid cards; (iii) revenues derived from interconnection with local carriers; and (iv) revenue sharing from national or international long distance calls made through cellular phones. Based on the pre-tax cellular operating loss of ₱275 Million incurred by its cellular operations in the three-month period ended 31 March 2004, DIGITEL expects its cellular operations to incur significant losses up to 2006. This is largely due to substantial pre-operating development costs required to establish a network some time after the market leaders Smart and Globe Telecommunications established their cellular networks.

However, DIGITEL still believes that there are significant continuing opportunities in the mobile phone industry in the Philippines and it will continue to seek to offer value to its customers and exploit synergies derived within the Group, including access to the retail sector through the shopping malls owned by RLC and the established customer care services offered to fixed-line customers. Further, Sun Cellular aims to attract subscribers through the marketing of targeted subscriber packages and offering superior value products and services and customer service.

PROPERTY DEVELOPMENT AND HOTEL MANAGEMENT

The Company, through its 92% interest in RLC, engages in property development.

RLC was incorporated on 4 June 1980 and has been listed on the PSE since 1989, trading under the symbol "RLC". RLC engages in four primary types of property development:

(i) the ownership, development, leasing and management of shopping malls;

(ii) the development, sale and leasing of office and residential condominium space and middle-cost horizontal residential projects;

(iii) the development of land into residential subdivisions, the sale of subdivision lots and residential houses and the provision of customer financing for sales; and

(iv) the ownership and operation of hotels in major Philippine cities.

RLC's revenue for the three month period ended 31 December 2003 was ₱1.0 Billion and its revenue for the three month period ended 31 December 2002 was ₱0.9 Billion, which represented approximately 7% of the JGSHI's total consolidated revenues. The percentage contribution of each of RLC's principal divisions to its gross revenues for the three month period ended 31 December 2003 was as follows: shopping malls 63%; high-rise buildings 21%; housing and land development 4%; and hotels 12%.

Selected Financial Information

The following table sets out selected consolidated financial information of RLC as at and for the periods indicated.

	Years ended and as at 30 September (Audited)		Three month periods ended and as at 31 December (Unaudited)	
(in ₱ Millions)	2002	2003	2002	2003
Income Statement Data				
Gross revenues	3,853	4,103	927	1,004
Costs and expenses	3,010	3,120	665	617
Income from operations	843	983	262	385
Net income	600	721	181	272
Balance Sheet Data				
Total assets	18,542	20,937	19,019	21,854
Total liabilities	7,286	8,972	7,582	9,617
Minority interest in a consolidated Subsidiary	-	102	0	102
Stockholders' equity	11,256	11,863	11,437	12,135
Total liabilities and stockholders' equity	18,542	20,937	19,019	21,854

SHOPPING MALLS

RLC has five malls in Metro Manila and ten in the key provincial cities. Three additional commercial centers are currently under construction and are due to open in 2004.

RLC determines the viability of a potential plot of land for a new mall site based on the demographics of the area, including the size of the population, its income levels, local government, the local infrastructure, particularly accessibility by public transport, and competitive forces including existing and projected retail space and growth prospects. Once a suitable site is selected, based on the factors described above, RLC then determines the size of the mall to be constructed. RLC's shopping malls are designed in terms of location, tenant mix and services with the middle to upper middle class income groups in mind.

Management and operation of the malls are assumed by RLC's Commercial Centers Division. Some housekeeping and security functions are performed by third parties.

The following table sets out details of the shopping malls owned by RLC as at 31 December 2003.

Name, Location	Year opened	Approximate gross floor area (sq. m.)	Rent from gross leasable area (in ₱ Millions)	Occupancy rate (%)
Robinsons Galleria – Quezon City	1990	216,000	156	95%
Robinsons Place – Manila	1997	174,000	165	99%
Robinsons Metro East – Pasig	2001	121,000	55	92%
Robinsons Place – Iloilo	2001	69,300	26	81%
Robinsons Place – Imus	1998	65,400	35	99%
Robinsons Star Mills – Pampanga	2001	62,100	45	98%
Robinsons Place – Novaliches	2001	55,700	33	90%
Robinsons Place – Bacolod	1997	48,000	35	99%
Robinsons Place – Sta. Rosa, Laguna	2002	37,500	23	95%
Robinsons Place – Cebu	2000	18,000	18	95%
Robinsons Cagayan de Oro – Cagayan de Oro City	2002	18,800	3	94%
Robinsons Town Mall – Laguna	2000	9,500	4	92%
Robinsons Place Dasmarinas – Cavite	2003	38,300	5	98%
Robinsons Place Lipa – Lipa City	2003	36,500	6	95%
Robinsons Place Cainta – Cainta	2003	31,100	0	88%
Total		1,001,200	609	

The following table sets out details of RLC's current planned shopping mall developments.

Name	Location	Proposed date of completion	Estimated gross floor area (sq. m.)	Estimated gross leasable space (sq. m.)
Robinsons Place Angeles	Pampanga	Sept 2004	29,800	15.600
Robinsons Metro Bacolod	Bacolod	Oct 2004	18,600	9,500
Robinsons Place Pioneer [1]	Mandaluyong City	Oct 2004	56,100	29,800
Total			104,500	54,900

(1) The previous mall on this site, known as Robinsons Pioneer - Mandaluyong, was demolished in March 2003.

RLC owns all the land on which the shopping malls are located, except for Robinsons Place in Iloilo, Robinsons Cagayan de Oro and Robinsons Place Cainta.

As at 31 December 2003, the total leasable area of RLC's shopping malls was approximately 1,000,000 sq. m. and revenues from shopping malls, including parking and auxillary services, for the three month period ended 31 December 2003 amounted to ₱631 Million, which represented approximately 63% of RLC's gross revenues for that period. The mall projects under planning and development, upon expected completion in 2004, will increase RLC's total leasable space by approximately 55,000 sq. m.

Tenants

RLC controls its tenant structure so as to include an appropriate mix of tenants, both in terms of the nature of their businesses and their size, at its shopping malls. Principal anchor tenants at its malls are generally affiliates of the Group, such as Robinsons Department Store, Robinsons Supermarket, Big R Supercenter, The Handyman/Do It Best and Robinsons Movieworld. Tenants affiliated to the Group in the period ended 31 December 2003, accounted for approximately 30% of RLC's total rental income. Parties related to the Group have also been allocated between 50% and 60% of the total leasable area available in the shopping malls under development by RLC.

It is the policy of RLC that all tenancies are entered into on commercial terms and RLC considers that the current rents payable by all tenants of its shopping malls that are operational, including related parties, reflect prevailing market rents.

Tenants pay either a fixed monthly rent which is calculated by reference to a fixed sum per square metre of area leased, or pay rent on a percentage rental basis, which comprises a basic monthly amount and a percentage of gross sales or a combination of both. Percentage rents are in all cases subject to an agreed minimum gross sales-related amount.

RLC's tenancies are generally granted for a term of three years, with the exception of some of the larger tenants and related parties which are granted initial lease terms of five years, renewable on an annual basis thereafter. Ninety days notice is required of RLC's tenants for termination of their leases and a six-month deposit is paid at the commencement of the lease.

RLC may offer certain concessions, such as rent-free periods, however these are usually only to larger tenants and are granted on a case-by-case basis. Upon expiry of a lease, the rental rates are adjusted to reflect the prevailing market rates.

HIGH-RISE BUILDINGS

RLC's portfolio consists of three office tower developments, Galleria Corporate Center, Robinsons-Equitable Tower and Robinsons Summit Center and two residential condominium projects, the twin-tower Robinsons Place Residences and the Galleria Regency. RLC offers its office space and residential units for sale or lease. The high-rise buildings division also has a horizontal development called Bloomfields, a middle-cost housing project in Quezon City. The high-rise buildings division's strategy is to locate its properties close to RLC's shopping malls to take advantage of retail and other consumer synergies.

As a result of the increased demand for call centres and business process outsourcing, RLC also offers spaces configured for these purposes. Furthermore, RLC is constructing a 33,000 sq. m. office building, Robinsons Gateway Center, on the site of Robinsons Pioneer, a shopping mall demolished in March 2003, between Robinsons Metro Gateway and Gateway Place Residences. RLC plans to pre-lease portions of this building.

The following table sets out certain information regarding RLC's high-rise building projects as at 31 December 2003.

Name, Location	Year opened lease	Property type	Approximate gross floor area/ saleable area (sq. m.)	Approximate gross leasable/ saleable area [1] (sq. m.)	Occupancy rate (% leased/ sold) [1]	Ave. rate/ selling price [1] (sq. m./ mo. or million)[3]
Galleria Corporate Center [2] [5] – Quezon City	1989	Office Tower	30,000	3,580	99	350
Robinsons Equitable Tower [2] [5] - Pasig City	1999	Office Tower	82,000	12,220	97	350
Robinsons Summit Center [2] [5] - Makati	2000	Office Tower	61,000	30,900	90	300
Robinsons Place Residences [5]		Residential	80,000	50,000	90	62,000
Tower 1	2001					
Tower 2 - Manila	2002					
Galleria Regency [3] - Quezon City	2003	Residential	66,000	13,000	60	70,000
Bloomfields [4] - Quezon City		Residential Subdivision	10,400	39,605	74	3.2

(1) The approximate gross saleable area, % sold and average selling price are in respect of Robinsons Place Residences, Galleria Regency and Bloomfields only.

(2) RLC owns a portion of the Galleria Corporate Center, Robinsons Equitable Tower, and Robinsons Summit Center. Table data represents the portions owned by RLC.

(3) This structure is composed of two distinct and independent components. At the bottom portion are the hotel floors while the 13 top floors house residential units. Table data represents the portion constructed for condominium use.

(4) This is a horizontal middle-cost housing development. The approximate gross area is 10.4 hectares and the approximate gross saleable area is 4 hectares. The average selling price is ₱3.2 Million per unit.

(5) RLC holds the legal title to portions of these buildings only.

Both Robinsons Place Residences and the Galleria Regency have an inventory of unsold two- and three-bedroom units due to the weak property market. Marketing efforts to lease the unsold units are being undertaken. As a result, RLC intends to focus on the middle-income market where demand is strong. RLC's residential developments at The Adriatico Residences, Gateway Place Residences and Fifth Ave. Place will cater to this market.

The following table sets out details of RLC's planned residential developments.

Name	Proposed date of completion	Pre-sales as at 31 December 2003 (in ₱ Millions)	% Sold (%)
Adriatico Residences (3 towers) Tower One	December 2007	1,278	88
Adriatico Residences (3 towers) Tower Two	December 2008	303	16
The Gateway Residences (4 towers) Tower One	December 2007	503	48
Fifth Avenue Place	December 2008	710	16

For the three month period ended 31 December 2003, RLC's total rental income from high-rise office buildings amounted to ₱42.1 Million and from realized sales of high-rise residential units to ₱166.6 Million, accounting for 4% and 17%, respectively, of RLC's total revenues.

RESIDENTIAL SUBDIVISION AND LOTS

In 1994, RLC entered the mass housing development segment through its wholly-owned subsidiaries, Robinsons Homes, Inc. ("RHI") and Trion Homes Development Corporation ("THDC"). These subsidiaries undertake raw land acquisition, land development, house construction, marketing, and provides in-house financing as well to its homebuyers.

RLC's mass housing developments represented approximately 4% and 5% of RLC's gross revenues and net income before income tax for the three-month period ended 31 December 2003.

Housing and Lots

The business unit develops and delivers three types of housing projects, the socialized housing selling for ₱225,000 or less, economic housing selling for ₱750,000 or less and and mid-cost housing projects which sells for up to ₱2,000,000. The Housing and Urban Development Coordinating Council recently ruled that housing bonds issued by the Home Development Mutual Fund and Home Insurance Guaranty Corporation can be used as compliance to the 20% balance housing requirement instead of constructing socialized housing. As a result, RLC and its subsidiaries, will now invest in these bonds instead of constructing socialized housing. RHI is now concentrating in delivering affordable mid-cost lots only with option for housing

RHI and THDC have 10 substantially sold housing developments in Cavite, Antipolo, NCR and northern and central Mindanao. Recently, 2 additional projects were launched in Pampanga and NCR. These are being financed by internally generated funds, loan take-outs from government and private financing institutions and cash inflow from the sales proceeds on the disposition of ₱1.6 Billion of inventories.

RHI's new housing product is affordable, in-city, medium rise, and will sell at a price range of ₱900,000 to ₱1.5 Million per unit. This new product will be constructed on a RLC-owned property located in Cubao, Quezon City. RHI will continue its strategy of pursuing joint venture arrangements with land owners to minimize capital risks.

HOTELS

RLC currently owns and operates two hotels, Holiday Inn Galleria Manila and Cebu Midtown Hotel and one apartelle, Robinsons Apartelle.

The following table sets out certain information regarding RLC's hotels and apartelle as at 31 December 2003.

Name and Location	Classification	Year opened	Gross area (sq. m.)	Number of hotel guest rooms	Occupancy rate (%)	Average room rate (P)
Holiday Inn Galleria Manila – Ortigas	Deluxe	1993	29,406	284	77	2,240
Cebu Midtown Hotel – Cebu City	Standard	1992	10,880	195	76	1,054
Manila Midtown Hotel (1) - Ermita	First Class	1976	58,812	581	0	
Robinsons Apartelle (2) - Mandaluyong	-	1990	7,090	74	32	1,691

(1) The closure of this hotel was announced on 30 April 2003 and the site is under review for redevelopment by RLC into a shopping mall and high-rise residential developments.
(2) In accordance with guidance from the Department of Tourism, RLC does not classify this apartelle.

RLC's hotels are generally strategically located near its shopping malls and entertainment complexes as integral components of the mixed-use property developments undertaken by RLC. Many of such shopping malls are also owned by RLC. RLC's hotels' primary market is business and leisure travellers.

RLC promotes its hotels through national and international marketing, advertising, global distribution channels, and regular sales calls by its account managers.

RLC has not been spared by the downturn in the domestic hotel industry in 2003. It closed Manila Midtown Hotel in May 2003 due to poor business prospects. RLC's hotel business is doing much better now. Cebu Midtown is enjoying higher occupancy rates. Holiday Inn Galleria Manila is likewise benefiting from its re-branding, with rising occupancies and higher room rates. The agreement with the Intercontinental Hotels Group (IHG) gives it access to IHG's international management expertise and brand recognition as they use the Holiday Inn brand. Another RLC hotel, the Crowne Plaza, will also be handled by IHG upon its opening in 2005. The Crowne Plaza will cater to a market which is in-between the segments served by Hotel Intercon and Holiday Inn. In the three month period ended 31 December 2003, the hotel division made income before income tax of ₱7.9 Million, an improvement from last year when RLC incurred a loss before income tax of ₱3.4 Million for the three month period ended 31 December 2002.

Based on the government policy of promoting foreign tourism in the Philippines and the location of the headquarters of the Asian Development Bank in Manila, which adds approximately 15,000 hotel room nights per annum to total hotel room nights in the Philippines, the Company believes there is significant potential for expansion of the hotel industry in the Philippines.

UNITED INDUSTRIAL CORP., LTD.

In May 1999, the Company, through a subsidiary, acquired a 23% stake in a Singapore listed company, United Industrial Corporation Limited ("UIC") for SGD311 Million. UIC's core business is property investment and development which it conducts through its majority owned indirect subsidiary Singapore Land Limited ("SingLand"). UIC's other business interests include trading and services including information technology and travel agency services and manufacturing of consumer products, packaging and printing.

SingLand was incorporated in 1963 and was the first publicly-listed property company in Singapore. It started business by acquiring and renovating residential properties principally for rental and in the early 1970s, it diversified into commercial and hotel property investment. In 1972, it began to focus on reconstruction and development of existing and new prime commercial properties.

SingLand's current commercial property portfolio includes commercial and residential properties such as the SGX Centre, Singapore Land Tower, The Gateway, Clifford Centre, ABACUS Plaza, Compaq Centre, Tampines Plaza, Marina Square and West Mall in Singapore and Atrium Court in the United Kingdom, Beijing Landmark Towers in China, Amari Resorts in Thailand and the Waterfront in Hong Kong. SingLand's commercial portfolio amounts to 2.5 million sq. ft. of lettable space.

Other than the Company, the only significant stockholder in UIC is the United Overseas Bank group of Singapore. Since 1999, the ownership stake of the Company in UIC has been increased to 25% as at 30 September 2003.

In the year ended 31 December 2003, UIC accounted for ₱541 Million or 23% of the Company's total consolidated net income and in the three month period ended 31 March 2004, it accounted for ₱209 Million or 44% of total consolidated net income. UIC's financial contribution is incorporated in the Company's International Capital and Financial Services business segment.

INTERNATIONAL CAPITAL AND FINANCIAL SERVICES GROUP

The Company's International Capital and Financial Services Group consists of its thrift banking operations, foreign exchange and securities dealing operations and offshore financial subsidiaries. In the year ended 31 December 2003, this Group contributed ₱896 million or 42% of the Company's total consolidated net income and in the nine month period ended 30 March 2004, it made a net loss of ₱171 Million.

Selected Financial Information

The following table sets out the breakdown of the total revenue of the International Capital and Financial Services Group by subsidiaries for the periods indicated.

	Years ended 31 December (Audited)				Three month periods ended 31March (Unaudited)			
	2002		2003		2003		2004	
(in ₱ Millions)	₱	%	₱	%	₱	%	₱	%
RSB	659	12	701	14	164	15	147	14
JG Capital Markets Group	591	11	923	19	211	20	140	13
UIC	555	10	541	11	154	15	209	20
First Private Power Corp.	142	3	206	4	44	4	58	5
Toledo Power Corporation	-	0	-	0	-	0	-	0
Offshore and Other	3,372	63	2,550	52	489	46	512	48
Total	5,319	100	4,920	100	1,062	100	1,065	100

The following table sets out the breakdown of the total net income of the International Capital and Financial Services Group by subsidiaries for the periods indicated.

	Years ended 31 December (Audited)				Three month periods ended 31 March (Unaudited)			
	2002		2003		2003		2004	
(in ₱ Millions)	₱	%	₱	%	₱	%	₱	%
RSB	158	10	132	15	23	5	24	14
JG Capital Markets Group	315	21	544	61	139	27	(24)	-14
UIC	555	36	541	60	154	30	209	122
First Private Power Corp.	142	9	206	23	44	9	58	34
Toledo Power Corporation	-	0	-	0	-	0	-	0
Offshore and Other	363	24	(527)	-59	147	29	(438)	-256
Total	1,532	100	896	100	508	100	(171)	100

ROBINSONS SAVINGS BANK

The Company, through RSB, engages in thrift and mortgage banking. RSB started commercial operations in November 1997. RSB provides a broad range of traditional banking services primarily to retail customers as well as to suppliers to the Group and small- to medium-sized enterprises ("SMEs"). RSB's total resources, total net loans and total deposits as at 31 December 2003 were ₱5.3 Billion, ₱2.0 Billion and ₱3.8 Billion, respectively. As at 31 March 2004, these were ₱5.3 Billion, ₱2.1 Billion and ₱3.8 Billion, respectively. The flat movement in resources was due to the softening of the loan market.

As at 31 March 2004, RSB's ratio of non-performing loans to total gross loans was 4.3% while its capital adequacy ratio was 30%.

Selected Financial Information

The following table sets out selected financial information of RSB as at and for the periods indicated.

(in ₱ Millions)	Years ended and as at 31 December (Audited)				Three month periods ended and as at 31 March (Unaudited)	
	2000	2001	2002	2003	2003	2004
Statements of income data:						
Interest income	175	238	416	472	126	103
Interest expense	53	56	154	156	49	38
Net interest income	122	182	262	316	77	65
Other income	33	49	245	229	39	44
Net Income	42	75	132	132	23	24
Statements of condition data:						
Resources	1,341	2,017	6,174	5,314	4,928	5,338
Total liabilities	739	1,339	5,361	4,336	4,100	4,320
Capital funds	602	678	813	977	828	1,018
Total liabilities and capital funds	1,341	2,017	6,174	5,314	4,928	5,338

Branch Network and Infrastructure

RSB's headquarters are located in Quezon City. In March 2002, RSB acquired ABN AMRO Savings Bank's ("AASB") fixed assets, equipment and deposit liabilities amounting to ₱3.2 Billion and matching cash balances along with 20 branches, for ₱67 Million. AASB's assets were sold to a third party. As at 31 March 2004, RSB had 29 operating branches and it has a further 3 branches scheduled to open in the second quarter of 2004 in accordance with the terms of the branch licenses. RSB intends to review its branches to achieve consistency of service and performance throughout the branch network.

As at 31 March 2004, RSB has a network of 34 automated teller machines ("ATMs"). ATMs are located at RSB branches and other public properties to provide convenience to its customers. RSB has made and continues to make investments in technology and information systems in order to improve its operations management and customer service. RSB's information systems efforts include systems planning equipment procurement, systems development, systems operation, systems management and communications.

Banking Products and Services

RSB offers deposit products that target specific market segments. RSB's principal deposit products are demand, savings and time deposits, treasury products and foreign currency deposits.

RSB offers a variety of consumer loans to individuals that are differentiated according to a number of factors, including the customer's age group, loan purpose, collateral requirements and the length of time a borrower has been a customer of RSB. RSB's principal loan products are commercial loans, mortgage loans and car loans. As at 31 December 2003, real estate loans accounted for 29% of total gross loans, auto-loans for 2[illegible]% and loans to corporate accounts and SMEs, including suppliers to the Group, 51%. As at 31 March 2004, the composition had changed to 22%, 19% and 59% respectively.

RSB entered the credit card issuing business to leverage on relationships with affiliates of the Group such as suppliers and retail businesses and take advantage of synergies with the existing in-house consumer store cards issued by the bank on behalf of affiliates of the Group such as Robinsons Department Store.

Assets and Liabilities

As at 31 December 2003, RSB's loan portfolio amounted to ₱2.1 Billion, of which ₱1.6 Billion were secured loans and ₱500 Million were unsecured loans. As of that date, ₱600 Million in loans were due within one year while ₱1.4 Billion were due beyond one year. As at 31 March 2004, RSB's loan portfolio amounted to ₱2.2 Billion, of which ₱1.7 Billion were secured loans and ₱476 Million were unsecured. As of that date, ₱841 Million in loans were due within one year while ₱1.36 Billion were due beyond one year. All consumer loans bear a fixed rate of interest for one or three years while commercial loans bear floating rates of interest, subject to repricing periods of typically 30 or 60 days.

RSB's principal deposit base is comprised of demand, savings and time deposits. As at 31 December 2003, these accounted for ₱697 Million, ₱2.6 Billion and ₱548 Million, respectively. As at 31 March 2004, the composition of deposits was ₱809 Million, ₱2.5 Billion and ₱481 Million, respectively. Demand deposits over a specified amount are fixed interest-bearing accounts with a cheque issuance facility while savings and time deposits bear interest at floating rates that are reset according to market rates.

Non-Performing Loans ("NPLs") and Real and Other Properties Owned or Acquired ("ROPOA")

As at 31 December 2003, RSB's NPLs were ₱109 Million or 5.3% of total gross loans compared to ₱119 Million or 4.3% as at 31 March 2004. The improvement of this ratio is due, in part, to RSB's policy of lending to suppliers of the Group and also to what management believes are its stringent credit approval procedures. RSB's NPL ratio is considerably below the thrift bank industry average of around 12.8% as of February 2004 according to BSP statistics. As at 31 December 2003, ROPOA amounted to ₱35 Million compared to ₱22 Million as at 31 March 2004.

PETROCHEMICALS

The Company, through its subsidiary JGSPC, engages in the manufacture of polypropylene and polyethylene.

JGSPC was established in February 1994 pursuant to a joint venture agreement between the Company and Marubeni Corporation of Japan ("Marubeni"). The Company holds 82% of the outstanding share capital while Marubeni holds the remaining 18%. JGSPC commenced commercial operations in August 1998. In the three-month period ended 31 December 2003, JGSPC's revenues increased to ₱1.7 Billion, a 17% year-on-year increase as a result of an increase in sales volumes and sale prices. JGSPC incurred a lower net loss of ₱33 Million, as compared to ₱46 Million for the same period last year.

Selected Financial Information

The following table sets out selected financial information of JGSPC as at and for the periods indicated.

(in ₱ Millions)	Years ended and as at 30 September (Audited)			Three month periods ended and as at 31 December (Unaudited)	
	2001	2002	2003	2002	2003
Income statement data:					
Net Sales	3,963	4,349	6,713	1,425	1,662
Cost of Sales	3,924	4,314	6,293	1,353	1,581
Operating Expenses	182	203	289	36	55
Income/(loss) from operations	(143)	(168)	131	36	26
Other charges – net	942	678	250	81	59
Net income (loss)	(1,085)	(847)	(119)	(46)	(33)
Balance sheet data:					
Total assets	11,423	11,273	11,865	11,325	11,833
Total liabilities	10,438	11,433	4,357	11,530	4,358
Stockholders' equity	985	(160)	7,508	(205)	7,475
Total liabilities and stockholders' equity	11,423	11,273	11,865	11,325	11,833

Principal Products

JGSPC's principal product lines include linear low-density polyethylene ("LLDPE") film and injection grades, high-density polyethylene ("HDPE") film, blow-moulding, monofilament and injection grades and polypropylene ("PP") yarn, film, injection and random blow-moulding grades.

LLDPE film is used to make a variety of packaging films including heavy duty sacks and laminated and metallised films. It is also used in packaging for snack foods, candies, milk, coffee, powdered juice and shampoo. LLDPE injection moulding are used in container lids, colourant base, toys and carpet backing.

HDPE is a tough and rigid product that is suitable for a diverse line of industrial applications such as pallets, crates, trays and pressure and non-pressure pipes. It is also used to manufacture other items including houseware, toys and shopping and grocery bags. HDPE monofilament grade is used for fishing nets, sports nets, mosquito nets, tarpaulin and ropes.

PP random copolymer grades are used to manufacture a variety of packaging for cosmetics, food and medicine. PP yarn is used to manufacture geotextiles, tarpaulin and woven bags and PP film is used to manufacture garment bags, cigarette packaging and adhesive tape.

Production Facilities and Licensing

JGSPC constructed the Philippines' first integrated polypropylene and polyethylene complex in Barangay Simlong, Batangas. The complex has the capacity to produce 180,000 metric tons of polypropylene and 175,000 metric tons of polyethylene annually using Unipol technology licensed from Union Carbide Corporation. JGSPC secured its ISO 9002 certification in June 2000. In the period 31 December 2003, JGSPC manufactured 15,203 metric tons of polypropylene and 23,061 metric tons of polyethylene and operated at 34% utilization for polypropylene and 52% utilisation for polyethylene. The current utilization levels are due to low demand for the products in the Philippines and the difficulty in obtaining raw materials. However, JGSPC intends to pursue

alternative sources of raw materials in order to increase utilization and possibly enter the export market. JGSPC is also developing a new catalyst which could result in significant cost savings.

JGSPC plans to increase plant operating rates by increasing its market shares in LLDPE, PP and certain segments of HDPE, commercialization of new products and expansion of its end-user customer base. Continuous research and development is conducted in-house, as well as with the assistance of Univation, formerly a Union Carbide Corporation Company.

JGSPC licenses its technology on a non-exclusive basis from Union Carbide Corporation. Its licences in respect of polypropylene expire in 2011 and its licences in respect of polyethylene expire in 2016. The royalty costs of these licences is a fixed percentage of the net invoice value of the finished products.

AIR TRANSPORTATION

The Company conducts its air transportation business through its wholly owned subsidiary Cebu Pacific, which commenced operations in 1996 following deregulation of the airline industry in the Philippines. The Company increased its investment in Cebu Pacific from 49% to 100% in September 2001. Cebu Pacific is a commercial airline that serves both domestic and international flights and cargo operations. For the three-month period ended 31 March 2004, Cebu Pacific had revenues of ₱1.8 Billion compared to ₱1.4 Billion for the same period ended 31 March 2003.

Selected Financial Information

The following table sets out selected financial information of Cebu Pacific as of and for the periods indicated.

	Years ended and as at 31 December (Audited)			Three month period ended and as at 31 March (Unaudited)	
(in ₱ Millions)	2001	2002[1]	2003[1]	2003	2004
Income statement data:					
Operating revenues	3,762	5,158	6,092	1,382	1,795
Operating expenses	3,639	5,125	6,069	1,463	1,703
Income/ (loss) from operations	123	33	23	(81)	92
Net income (loss)	80	25	12	(81)	92
Balance sheet data:					
Total assets	1,941	2,239	2,012	2,420	2,333
Total liabilities	1,822	1,559	1,319	2,378	1,549
Stockholders' equity	119	680	693	42	784
Total liabilities and stockholders' equity	1,941	2,239	2,012	2,420	2,333

(1) *Restated to reflect revised accounting standards in the Philippines following the coming into effect of SFAS 37/IAS 37 and SFAS 38/IAS 38.*

Route Network

Cebu Pacific is presently the second largest airline in the Philippines offering domestic flights to and from major cities in the Philippines and international flights from Manila and Cebu to

destinations in Asia. Cebu Pacific offers domestic services to 14 cities: Manila, Cebu, Iloilo, Davao, Cagayan de Oro, Tacloban, Kalibo, Bacolod, Zamboanga, Roxas, Butuan, Puerto Princesa, Subic Bay and Dumaguete City. Cebu Pacific offers international flights to Hong Kong, China, and Seoul. The service to Hong Kong operates from Manila and the service to Seoul operates from Manila and Cebu. The service to Guangzhou in China originates from Manila. Cebu Pacific terminated its service to Singapore in January 2003 due to increased costs and low passenger numbers.

Cebu Pacific's strategy is to provide low-cost, on-time and fun service to passengers. In order to distinguish itself from its competitors, it has remodeled its strategy to principally focus on offering low cost service as against being a full-service airline. It may reconfigure its aircraft to cater to the increased volume of passengers and it is identifying routes to China that offer competitive advantages for a low cost carrier. In order to increase market share and income, Cebu Pacific also intends to expand its existing domestic routes and consider opportunities for increasing its international routes when they arise.

Cebu Pacific services business and leisure travelers both domestically and internationally. Approximately 2.1 million passengers flew on Cebu Pacific aircraft in the year ended 31 December 2003. In the same year, approximately 94% of flights departed on-time and arrived on-time. For the three-month period ended 31 March 2004, the airline flew over 630 thousand passengers and the arrival and departure reliability was over 94%.

In 1998, a Cebu Pacific flight from Manila to Cagayan de Oro crashed causing 104 fatalities. This is the only accident in the airline's history and since then it has improved its pilot training programme and increased its safety measures on the ground and on its aircraft. Cebu Pacific received its ISO 9002 certification from Société Générale de Surveillance in November 1999 and it currently holds an AQS 9000/121 certification in respect of all aspects of its operations issued by the Institute of Aviation Quality and Safety.

Service Agreements

To service its customers, Cebu Pacific enters into various service agreements, including agreements with food service caterers which supply food and beverages for flights and baggage handlers that deliver passenger baggage between the aircraft and the airport. It has also entered into agreements with global reservations and distribution systems. Cebu Pacific's flight schedules are included in the OAG World Airways Guide flight schedules database, which supplies flight schedule data to global distribution systems used by travel agents, corporations and airlines throughout the world. Cebu Pacific's fare information is included in the Airline Tariff Publishing Company's fare database that supplies fare data to global distributions systems throughout the world. Cebu Pacific participates in Sabre and Abacus, global distribution systems in the United States and Asia, respectively. It recently signed an agreement with Amadeus, the largest distribution network in Europe.

Cebu Pacific is currently a participant of the International Air Transport Association's ("IATA") Multilateral Interline Traffic Agreement One-Way ("MITA"), enabling members to issue Cebu Pacific tickets using their respective documents or, for authorised agents, using their Commercial Identification Plates. Cebu Pacific's participation in the MITA greatly increases the airline's distribution capability, making reservations and ticket sales readily available in the overseas market.

The airline is a full member of the IATA Clearing House (the airline industry's standard accounts settlement system) that eases the settlement of accounts between members and strengthens Cebu Pacific's standing and reputability in the industry.

Cebu Pacific has an internal sales and marketing department and uses 13 external sales agents. It intends to focus on enhancing its own sales and marketing staff to pursue regional sales policies and increase the focus on corporate clients.

In addition, Cebu Pacific has entered into interliner agreements and alliances with several airlines including Northwest Airlines, Singapore Airlines, British Airways, Asiana Airlines, China Airlines, Emirates Air, Cathay Pacific, Thai Airways, Air Mauritius, Qatar Airways, Dragon Air, KLM, EVA Airways and Qantas Air.

The following table sets out selected operating and traffic statistics for Cebu Pacific for the periods indicated.

		Years ended and as at 31 December			Three month periods ended and as at 31 March	
	Unit	2001	2002	2003	2003	2004
Available seat kilometres[1]	Million	1,532	2,119	2,371	544	617
Available cargo ton kilometres	Million	45	71	93	35	34
Available ton kilometres (ATK)[2]	Million	150	218	266	63	69
Revenue passenger kilometres (RPK)[3]	Million	922	1,146	1,479	325	435
Cargo revenue ton kilometres[4]	Million	20	22	29	8	7
Revenue ton kilometres (RTK)[5]	Million	96	117	148	36	42
Passenger load factor[6]	%	60	54	62	5973	71
Cargo load factor[7]	%	45	31	31	23	20
Revenue load factor[8]	%	64	54	56	57	60
Yield per RPK[9]	₱	3.59	3.87	3.40	4	3.47
Yield per RTK[10]	₱	39.30	44	34	31	25
Unit cost per ATK[11]	₱	24.30	23.70	23	22	28
Employees at year end	No.	1,086	1,173	1,241	1,172	1,245
ATK per employee	'000	138	186	214	53	56
Length of scheduled route network[12]	'000 km	13,599	16,245	18,127	4,245	4,699
Average length of scheduled flights[13]	Km	573	617	646	647	632
Daily average utilisation	Hrs. per day					
DC 9		6.1	6.4	5.6	5	6
Boeing 757		7.3	7.8	7.3	6	8

(1) Available seat kilometres is the number of seats made available for sale multiplied by the distance flown.

(2) Available ton kilometres is calculated for each sector by multiplying the capacity, measured in tons available for the carriage of passengers, excess baggage and cargo on that sector by the sector distance.

(3) Revenue passenger kilometres is calculated by multiplying the number of revenue passengers carried by the distance flown.

(4) Cargo revenue ton kilometres is calculated by multiplying tons of cargo carried by the distance flown.

(5) *Revenue ton kilometres is calculated by multiplying revenue load carried (in tons) by the distance flown.*
(6) *Passenger load factor is calculated by dividing revenue passenger kilometres by available seat kilometres and represents the percentage of aircraft passenger capacity utilised.*
(7) *Cargo load factor is calculated by dividing cargo revenue ton kilometres by available cargo ton kilometres.*
(8) *Revenue load factor is calculated by dividing traffic revenue by maximum potential traffic revenue derived at full load of the aircraft.*
(9) *Yield per RPK equals net passenger revenue divided by revenue passenger kilometres.*
(10) *Yield per RTK equals total net revenue from operations divided by revenue ton kilometres.*
(11) *Unit cost per ATK is calculated by dividing airline operating costs by available ton kilometres.*
(12) *Length of scheduled network is calculated by multiplying the total flights operated by the sector distance of each flight.*
(13) *Average length of scheduled flights is calculated by dividing the total length of scheduled network by the total flights flown.*

Recent Developments

In the period ended 31 March 2004, domestic operations accounted for 150% of operating income and regional operations accounted for -50% of operating income. Cebu Pacific's net income in the period ended 31 March 2004 was ₱92 Million, which represented approximately 19% of the Company's total net income.

For the three-month period ended 31 March 2004, domestic operations accounted for ₱138 Million in net income while international operations accounted for a ₱46 Million in net loss.

Fuel and maintenance costs are largely paid in US dollars and in the three-month period ended 31 March 2004, fuel costs accounted for 35% of all costs.

The Philippines, like many countries, has been subject to declining tourism following the terrorist attacks on the United States on 11 September 2001. Cebu Pacific, like other domestic and international airlines, has been subject to increased insurance and security costs and declining passenger numbers. The terrorist activities and kidnappings carried out by the Abu Sayaf and other separatist groups have also contributed to a decline in tourism and air travel to and within the Philippines. Cebu Pacific has introduced additional security measures to protect its passengers from the threat of terrorism. These include improvements in its security procedures, employment of an independent professional security agency and strict implementation of Positive Passenger Baggage Match where baggage of passengers who fail to embark are immediately off-loaded. A new x-ray machine for cargo was acquired to augment the manual inspection of cargo currently being performed by the Philippine National Police.

The outbreak of Severe Acute Respiratory Syndrome ("SARS") in early 2003, that began in the PRC and Hong Kong and spread beyond these countries worldwide, had an adverse effect on the aviation and tourism industries throughout Asia, including the Philippines, and in particular, led to a reduction in airline capacity on routes which cover destinations such as the PRC and Hong Kong. In response, Cebu Pacific reduced its flights to Hong Kong from twice to once daily and used a DC9 instead of a larger Boeing 757. Global passenger travel has rebounded in the second half of 2003 due to the containment of SARS. In response, Cebu Pacific has since reinstated the frequency and capacity of its flights to pre-SARS levels. However, health experts including those representing the World Health Organization ("WHO") have stated that the threat of SARS has not disappeared and may resurface at anytime. Cebu Pacific has contingency plans to adjust its route network, frequencies and capacities accordingly should SARS resurface.

Cargo Operations

Cebu Pacific operates cargo sales and services using its passenger aircraft. As part of its cargo operations, Cebu Pacific aligned with Northwest Airlines and Emirates in offering one-stop-shop cargo services from domestic points to overseas destinations via Manila. This accounts for

- approximately 0.4% of Cebu Pacific's cargo operations. Cargo from Davao and Cebu are loaded in Cebu Pacific's domestic flights as Northwest or Emirates Cargo. These are later transferred to the corresponding flights of each carrier out of the Philippines. Cebu Pacific is paid an agreed price per kilo for the domestic sector through the IATA Clearing House.

Aircraft

Cebu Pacific leases its DC9 aircraft and its helicopter from Pacific Virgin Islands Holdings Co. Ltd., a wholly-owned subsidiary of the Company. It has also entered into lease agreements with Pegasus Aviation, Inc. and Boullion Aviation Services with respect to its Boeing 757 aircraft. The following table sets out selected information with respect to Cebu Pacific's fleet of aircraft as at 31 March 2004.

Cebu Pacific Technical Fleet Data

Aircraft type	Aircraft registry	Year of manufacture	Year leased by CEB	Passenger seat capacity (seats)	Cargo capacity (kgs.)	Time since new (flt. hrs.)	Max one-tank flight distance (km.)
DC9	RPC1508	1967	1997	110	5,404	83,130	2,445
	RPC1509	1967	1997	110	5,404	84,232	2,445
	RPC1536	1969	1998	110	5,404	81,840	2,445
	RPC1537	1973	1998	115	5,404	62,659	2,371
	RPC1538	1969	1999	115	5.404	69,441	2,445
	RPC1540	1977	1999	115	5,404	60,923	2,445
	RPC1541	1981	2001	110	5,404	51,610	2,481
	RPC1542	1979	2003	110	5,404	54,432	2,481
	RPC1543	1979	2003	110	5,404	54,729	2,481
	RPC1544	1979	2002	110	5,404	54,808	2,481
	RPC1545	1980	2003	110	5404	52,920	2,481
	RPC1546	1980	2003	110	5,404	52,157	2,481
B757	RPC2714	1989	2002	179	11,657	39,311	5,741
	RPC2715	1987	2001	179	11,657	40,042	5,741
	RPC2716	1992	2002	186	11,657	33,244	5,741
Helicopter	RPC1409	1996		5	-	1,158	570

Cebu Pacific's strategy is to operate a simplified fleet: a single type (DC9) for domestic services and a single type for short-range regional operations reducing maintenance and training costs. The B757s are generally used for regional services, but also operate on the top two domestic routes to Cebu and Davao.

In the short term, Cebu Pacific plans to maintain the DC9 fleet at 12 units. In 2003, five of the existing 13 DC9 aircraft were retired and an additional four aircraft were leased to replace them. As more domestic capacity is needed, DC9 time will be freed up by expanding the deployment of the larger B757s into the domestic system. The DC9 fleet will be fully replaced by 2008 as all of the aircraft will have been due for comprehensive overhauls by that time. Cebu Pacific will evaluate which replacement aircraft it will choose in light of its low cost carrier strategy.

Maintenance Programme

Cebu Pacific's maintenance programme for its DC9s has been approved by the Philippine Air Transportation Office. This involves pre-flight checks before the first flight of the day for each aircraft, thru-checks on every aircraft on turn-around and daily checks involving the inspection of each aircraft from nose to wingtip to tail. DC9s are checked in-house after every 250,500 and

3,000 flying hours. Every six calendar years each aircraft receives a comprehensive overhaul and Cebu Pacific usually avails of the services of Air Asia Co. Ltd. of Taiwan, a repair facility accredited by the Federal Aviation Administration.

For its B757s, Cebu Pacific performs its own ground handling requirements and is capable of the following maintenance functions: brake assemblies; tyre change; and minor maintenance for wheels. Other maintenance requirements of Cebu Pacific are performed by third parties.

TEXTILES

The Company, principally through its wholly-owned subsidiary Litton Mills, Inc. ("LMI"), engages in the manufacture of textile and yarns.

In the early 1970s, the Company's textile operations commenced with the formation of Robina Textile Mills, specialising in the production of cotton, synthetic and blended fabrics. LMI, a manufacturer of denim, twills, knitted fabrics and garments, was acquired in the late 1970s.

Selected Financial Information

The following table sets out selected financial information of LMI as at and for the periods indicated.

	Years ended and as at 30 September (Audited)			Three month period ended and as at 31 December (Unaudited)	
(in P Millions)	2001	2002	2003	2003	2004
Income statement data:					
Net sales	2,029	2,175	2,066	476	531
Cost of sales	1,734	2,022	1,784	420	481
Operating expenses	127	205	225	41	43
Income/(loss) from operation	168	(52)	57	15	8
Other charges – net	25	(13)	17	(7)	(5)
Net income (loss)	150	(84)	71	8	3
Balance sheet data:					
Total assets	3,838	3,638	3,408	3,387	3,195
Total liabilities	1,734	1,617	1,316	1,358	1,101
Stockholders' equity	2,104	2,020	2,091	2,029	2,095
Total liabilities and stockholders' equity	3,838	3,638	3,408	3,387	3,195

Raw Materials

The principal raw materials used by LMI are cotton and polyester. As cotton is an agricultural product, LMI's policy is to maintain an inventory of three to four months of cotton for blending purposes. The cost of cotton is volatile and LMI purchases cotton in forward contracts of up to 16 months that can be shipped over a scheduled period. For polyester, LMI's policy is to purchase in forward contracts of two to three months.

Production Facilities

LMI has a cotton yarn spinning plant and a denim preparation and finishing plant in Pasig and a blended polyester and cotton spinning plant and another denim preparation and finishing plant in Calamba. The cotton yarn spinning plant is used to manufacture denim fabric. The plants in Pasig and the spinning plant in Calamba are currently operating at 100% utilisation. The denim preparation and finishing plant in Calamba is currently operating at 70% utilisation. The utilisation rates have increased in the last year as a result of increased demand for cotton and polyester due to a reduction in imports, as well as a strong global demand for cotton-based products.

Products

LMI is currently involved in all aspects of textile production, from spinning to dyeing and finishing, of denim and yarn. Its knitted fabric and khaki lines were closed in 1998 and 2002, respectively due to declining sales volume. The principal factors in a product's success are speed-to-market and innovative marketing and product development. LMI has cut its speed-to-market time from 12 weeks to 6 weeks through improvements in operational efficiency and its marketing and product development activities are enhanced by a governance structure that ensures that each stage of development is overseen by senior management.

Marketing and Product Development

In May 1998, LMI forged a marketing and technical exchange alliance with Swift Denim USA ("Swift"), a leading US denim company with over 100 years of manufacturing experience. The alliance provides LMI with access to Swift's worldwide customer base and marketing network and Swift's technical innovation and product development. The alliance is for 10 years and Swift receives commissions and royalties on net collected sales and a technical fee per yard sold from LMI. Payment of the technical fee was completed in May 2003 based on the agreed amount of US$1.5 million. The access to Swift's customer base has been significant in increasing LMI's denim exports that currently account for approximately 80% of total denim sales.

Customers and Revenue

LMI's principal customers are Old Navy® and Levi Strauss® through the alliance with Swift and Osh-Kosh® directly. It also counts among its stable list of customers, international brands such as Tommy Hilfiger® and DKNY®. Export sales accounted for 78% of total net sales. LMI also made sales in Turkey for the first time, and resumed sales in Japan, in 2003. Increasing sales prices and the decrease in operating expenses as a result of a retrenchment programme contributed to a net income of ₱3.34 Million in the period ended 31 December 2003.

LMI completed a six-year US$64 Million mill-wide modernisation programme in 1995, which involved the installation and operation of the following: new ring spinning and open end machines to increase capacity for producing woven fabrics, a new rope-dyeing range, new weaving machines and new finishing equipment. LMI was the first textile mill in the Philippines to utilise a computerised system with the Engineered Fiber Selection Cotton Management System of Cotton Inc. of the United States in its production of high-quality and cost-effective textile products. In March 1999, LMI attained the ISO 9001 certification from the Société Générale de Survéillance. As at 31 December 2003, LMI was capable of producing 2 million metres of denim fabric per month.

OTHER BUSINESS INTERESTS

The Company's other businesses include: power generation, through its 20% interest in First Private Power Corporation, whose 93.25% owned subsidiary, Bauang Private Power Corp., owns and operates a 215 MW diesel-fired power plant in Bauang, La Union; printing and packaging

services; insurance brokering; and securities investments. Revenue derived from these other business interests for the year ended 31 December 2003 and for the three month period ended 31 March 2004 was ₱161 Million and ₱37 Million respectively, each representing less than 1% of the Company's total consolidated revenue for the respective periods. Such other business interests made a net income of ₱3 Million and ₱2 Million in the year ended 31 December 2003 and the three-month period ended 31 March 2004, respectively.

COMPETITION

Many of the Company's and Group's activities are carried on in highly competitive industries. Given the Group's diversity, the Company and the Group compete with different companies domestically and internationally, depending on the product, service or geographic area. While the Group is one of the largest conglomerates in the Philippines, its subsidiaries compete in different sectors against a number of companies with greater manufacturing, financial, research and development and market resources than the Company and the Group.

The Company and the Group believe that the primary basis of competition is a combination of manufacturing capability, services, management oversight, manufacturing quality, price, production capacity, manufacturing technology, design expertise, breadth of product line, time to production and reliability of delivery. The Company and the Group believe they currently compete favourably with respect to these factors. However, to remain competitive, the Company and the Group must continue to monitor effectively and respond to these various factors. No assurance can be given that the Company or the Group will remain competitive or that increased competition as regards to the Company's and the Group's operations will not have a material adverse effect on the financial condition and results of operation of the Company and the Group.

FINANCING

Historically the Group companies have sometimes advanced excess cash to one another. Such loans were generally undertaken to save on bank intermediation fees. All of these advances between the Group companies were short-term and were at interest rates that the parties considered to be market interest rates.

However, in 2002, the Company's policy towards intra-Group lending changed, and it is now the policy that each subsidiary and affiliate should be self-sufficient and responsible for raising their own finances from external sources. Any further advances between Group companies would result from ordinary business activities or be for investment purposes only.

Various intra-Group transactions occurred to facilitate this change, including the repayment of ₱6.8 Billion owed by the Company to URC by way of cash, the Company's debt securities and other government and corporate securities and settlement of the debt owed by JGSPC to the Company through a cash payment and the issue of common shares of JGSPC. DIGITEL intends to repay advances of US$150 Million from the Company through the issuance of convertible bonds in principal amount of up to US$200 Million during 2004.

As at 31 March 2004, the Company's consolidated long-term debt amounted to ₱61.9 Billion, of which ₱6.0 Billion was attributable to the Company and ₱55.9 Billion, consisting of local and foreign currency borrowings, was attributable to its subsidiaries. This is compared to ₱69.2 Billion of consolidated long-term debt as at 31 December 2003, of which ₱6.2Billion was attributable to the Company and ₱63.0 Billion was attributable to its subsidiaries. It is the Company's policy to have a diversified portfolio of temporary investments. As at 31 March 2004, its total temporary investments were ₱24.14 Billion, which consisted of marketable long-term debt securities largely denominated in US dollars, comprising a mix of government and corporate bonds from both domestic and international issuers.

The Company aims to keep a sufficient amount of cash, cash equivalents and temporary investments to provide liquidity to cover any obligations maturing over the next 12 months and as at 31 March 2004, it had ₱7.9 Billion of cash and cash equivalents. As at that date, the current portion of the Company's consolidated long-term debt was ₱8.2 Billion. The temporary investments are long-term debt securities that the Company does not intend to hold to maturity. These securities are mostly denominated in foreign currencies, predominantly in US dollars. The Company seeks to balance the goal of providing liquidity with the need to keep the excess of its borrowing costs over the return on its investments to a manageable level. In general, it invests in higher-yielding fixed income securities that it believes provide an appropriate risk/return, such as domestic and foreign government bonds or corporate bonds. The Company aims to have at least 50% of its temporary investments portfolio in investment grade securities and to limit the total amount of securities rated below Ba3/BB- to under 20% of its total temporary investments portfolio. Under Philippine GAAP, the Company marks to market its temporary investments and recognizes the resulting unrealized gains or losses in its financial statements as other income (charges).

CAPITAL EXPENDITURE

The following table sets out the total capital expenditure by the Company as extracted from its audited consolidated financial statements for the three years ended 31 December 2003 and its unaudited consolidated interim financial statements for the three months ended 31 March 2004, respectively:

	Years ended and as at 31 December		Three month period ended and as at 31 March
(in ₱ Millions)	2002	2003	2004
Capital expenditure	12,660	15,089	3,079

For the year ended 31 December 2003, of the ₱15.1 Billion that was incurred by the Company for capital expenditure, ₱8.4 Billion was invested in DIGITEL, ₱2.7 Billion was invested in URC and ₱2.7Billion was invested in RLC. The Company incurred approximately ₱3.1 Billion on capital expenses in the three-month period ended 31 March 2004 of which ₱1.1 Billion was spent on the roll-out of DIGITEL's wireless network, ₱393 million on production facilities for URC International's operations in Indonesia and Thailand, and ₱1.1 Billion on the development of new and existing shopping malls by RLC.

DIGITEL expects to incur capital expenditure of approximately US$200 to US$250 Million on the expansion of its cellular telecommunications businesses in 2004, substantially all of which is intended to be funded by export agencies.

URC expects to incur total capital expenditure of approximately ₱2.0 Billion in 2004 of which ₱1.5 Billion will be spent on the expansion of its BCF operations in South-East Asia (primarily Vietnam and Indonesia).

RLC expects to incur capital expenditure of approximately ₱1.5 to ₱2.0 Billion in 2004 and 2005 on development of new and existing shopping malls.

The Company, in the ordinary course of its business as a holding company, may make additional investments in its existing subsidiaries and affiliates as well as make acquisitions of and equity investments in other companies and participate in joint ventures.

OWNERSHIP

MARKET INFORMATION

JGSHI is publicly listed in the Philippine Stock Exchange with a market capitalization of ₱12.23 Billion as of 7 July 2004.

STOCKHOLDERS

The following table sets forth the Company's top twenty shareholders and their corresponding number of shares held as of 31 March 2004.

Stockholder of Record	No. of Shares Held	% to Total Outstanding
JOHN L. GOKONGWEI, JR.	1,734,450,649	25.52
GOKONGWEI BROTHERS FOUNDATION, INC.	1,129,135,267	16.61
EQUITABLE PCI BANK NO. 203-78848-4	1,033,319,225	15.20
PDTC NOMINEE CORPORATION (FILIPINO)	763,974,779	11.24
EXPRESS HOLDINGS, INC.	284,676,715	4.19
JOHNSON ROBERT L. GO	239,669,172	3.53
LANCE Y. GOKONGWEI and/or ELIZABETH GOKONGWEI	234,845,280	3.46
JAMES L. GO	196,616,656	2.89
JOHN GOKONGWEI, JR. and/or LANCE GOKONGWEI	141,030,450	2.07
GOSOTTO & CO., INC.	115,644,494	1.70
LILY NGO CHUA	76,722,997	1.13
ROBINA GOKONGWEI &/OR ELIZABETH GOKONGWEI	74,342,275	1.09
PDTC NOMINEE CORPORATION (NON-FILIPINO)	72,345,278	1.06
UNIVERSAL ROBINA CORPORATION	57,663,430	0.85
LIZA YU GOKONGWEI and/or ELIZABETH GOKONGWEI	54,200,000	0.80
NICRIS DEVELOPMENT CORPORATION	38,073,252	0.56
CATALINO S. NGO CHUA	36,907,869	0.54
HOPE GOKONGWEI TANG and/or ELIZABETH GOKONGWEI	36,100,000	0.53
MARCIA GOKONGWEI SY and/or ELIZABETH GOKONGWEI	36,100,000	0.53
FAITH GOKONGWEI ONG and/or ELIZABETH GOKONGWEI	36,100,000	0.53
Total	6,391,917,788	94.04

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the audited consolidated financial statements of the Company for the fiscal years ending 31 December 2002 and 2003 and the unaudited consolidated financial statements of the Company for the three-month period ending 31 March 2004. The Company's future performance will depend on the performance of its direct and indirect subsidiaries and the ability of these subsidiaries to pay dividends to the Company, among other things. External factors that may affect the Company's financial performance are discussed in the section "Risk Factors" found elsewhere in this Offering Circular.

ACCOUNTING POLICIES

Principles of Consolidation

The unaudited consolidated interim financial statements as of and for the quarters ended 31 March 2004 and 2003 represent the consolidation of the financial statements of JG Summit Holdings, Inc. (the Parent Company) and the following subsidiaries directly and indirectly owned by the Parent Company:

	Effective Percentage of Ownership	
Companies	2004	2003
Foods		
Universal Robina Corporation and Subsidiaries	86.10	88.64
Textiles		
Litton Mills, Inc.	100.00	100.00
Westpoint Industrial Mills Corporation	100.00	100.00
Real Estate and Hotels		
Robinsons Land Corporation and Subsidiaries	91.89	92.03
Asia Development and Management Corporation	100.00	100.00
Telecommunications		
Digital Telecommunications Philippines, Inc. and Subsidiaries	49.90	49.90
International Capital and Financial Services		
JG Summit (Cayman), Ltd.	100.00	100.00
JG Summit Philippines Ltd. and Subsidiaries	100.00	100.00
JG Summit Limited	100.00	100.00
JG Summit Capital Services Corporation and Subsidiaries	100.00	100.00
Express Holdings, Inc. and a Subsidiary	100.00	100.00
Multinational Finance Group, Ltd.	100.00	100.00
Petrochemicals		
JG Summit Petrochemical Corporation	82.28	80.00
Air Transportation		
Cebu Air, Inc.	100.00	100.00
CP Air Holdings, Inc.	100.00	100.00

Supplementary Businesses		
Premiere Printing Company, Inc.	100.00	100.00
Terai Industrial Corporation	100.00	100.00
Unicon Insurance Brokers Corporation	100.00	100.00
Hello Snack Foods Corporation	100.00	100.00
JG Cement Corporation	100.00	100.00
Cebu Pacific Manufacturing Corporation	100.00	100.00
Savannah Industrial Corporation	100.00	100.00
Cambridge Electronics Corporation	100.00	100.00

Under generally accepted accounting principles (GAAP), it is acceptable to use, for consolidation purposes, financial statements of subsidiaries for fiscal periods differing from that of the Parent Company if the difference is not more than three months. Subsidiaries in the following businesses have financial year-end of September 30: foods, textiles, real estate and hotels, petrochemicals, and supplementary businesses, substantially all subsidiaries.

Revenue and Cost Recognition

Revenue is recognized when the goods are shipped to the buyer. Revenues are measured at the fair value of the consideration received or receivable, net of any trade discounts and volume rebates.

Service fees are recognized as revenue when the related services have been rendered.

Real estate sales of subsidiaries are generally accounted for under the full accrual method. Under this method, the gain on sale is recognized when (a) the collectibility of the sales price is reasonably assured, (b) the earnings process is virtually complete, and (c) the seller does not have a substantial continuing involvement with the subject properties. The collectibility of the sales price is considered reasonably assured when (a) the buyers have actually confirmed their acceptance of the related loan applications after the same have been delivered to and approved by either the banks or other financing institutions for externally-financed accounts; or (b) the full downpayment comprising a substantial portion of the contract price is received and the capacity to pay and credit worthiness of buyers have been reasonably established for sales under the deferred cash payment arrangement. When a sale does not meet the requirements for income recognition, the gain is deferred until such requirements are met.

Real estate sales where the subsidiary has material obligations under the sales contracts to provide improvements after the subject properties are sold are accounted for under the percentage-of-completion method. Under this method, the gain (loss) on sale is recognized as the related obligations are fulfilled.

A subsidiary leases out its commercial real estate properties to others through operating leases. Rental income on leased properties is recognized as earned based on the terms of the lease contracts.

Revenues from hotel operations are recognized when services are rendered. Revenues from banquets and other special events are recognized when the events take place. Rental income on leased areas of the hotel is recognized as earned based on the terms of the lease contracts.

Operating revenues from telecommunications comprise the value of all telecommunications services provided and equipment rentals. Such revenues, which are accounted for under the accrual basis, are stated net of interconnection charges. Revenues from internet access comprise the value of all internet services provided and are based on contractual agreements.

Sale of prepaid phone cards is initially deferred and recognized as earned only upon actual usage.

Passenger ticket and cargo waybill sales from airline operations are recorded as current liability in the Unearned revenue account until recognized as revenue when the transportation service is provided.

For a summary of other significant accounting policies, see Note 1 of the Company's Notes to the audited financial statements.

RESULTS OF OPERATIONS

Management's discussion of Results of Operations is presented in two parts, namely Consolidated Operations and Segment Operations.

CONSOLIDATED OPERATIONS

Three-month periods ended 31 March 2004 vs. 31 March 2003

JG Summit Holdings, Inc. posted a net income of ₱474.3 Million for the first quarter ended March 31, 2004, down by 48.5% from the net income of ₱920.8 Million for the same period last year. Excluding non-recurring charges amounting to ₱30.4 Million, first quarter profits would have decreased by 25.7% to ₱504.7 Million. Recurring net income for the previous year was ₱679.2 Million. Our core businesses, food and property sectors, continue to provide Company with improved net profits. The airline businesses picked up considerably during the period due to the increased market share in its domestic routes resulting to net income in the first quarter this year compared to net loss for the same period last year. Our petrochemical business continues to narrow its losses. Despite the strong showing of these business units, however, the Company's bottom line was greatly affected by the losses incurred in the telecommunications business, particularly in its wireless business and increasing interest rates, which reduced the earnings of our financial services business unit.

Consolidated revenues amounted to ₱14.23 Billion for the first quarter ended March 31, 2004, up by 11.2% from last year's ₱12.80 Billion. Revenues of most business units improved, particularly the growing revenues of the telecommunication and airline businesses with an increase of 35.4% and 29.9%, respectively. Foods and real estate businesses reported a stable revenue growth as well as the enhanced performance of petrochemical and textiles businesses during the period.

Gross profit for the first quarter ended March 31, 2004 amounted to ₱4.70 Billion from last year's ₱4.00 Billion, up by 17.4%. Operating expenses grew from ₱3.23 Billion last year to ₱3.63 Billion this year, or a 12.5% increase mainly attributable to the telecommunication business for its wireless segment operations and foods business for its expanding operations.

Interest expense significantly increased by 47.3% ₱1.49 Billion from last year's ₱1.01 Billion due to additional borrowings made during the period and the effects of the depreciation of the value of peso against US dollar.

As a result, net operating income went down by 22.1% from ₱825.6 Million last year to ₱643.0 Million this year.

Other income (charges) account consists of, among others, amortization of goodwill, foreign exchange loss and provision for probable losses, net recovery in value of temporary investments. For the three months ended March 31, 2004, other charges amounted to ₱102.2 Million as against last year's other income of ₱133.4 Million.

EBITDA (earnings before interest, taxes and depreciation charges) slightly increased from ₱3.62 Billion in 2003 to ₱3.64 Billion for the three months ended March 31, 2004. Excluding non-recurring charges in 2004, EBITDA would have increased by 8.7% to ₱3.67 Billion.

Years ended 31 December 2003 vs. 31 December 2002

JG Summit Holdings, Inc. posted net income of ₱2.14 Billion for the year ended December 31, 2003, down by 13.8% from last year's net income of ₱2.48 Billion. Excluding non-recurring items amounting to ₱219.0 Million and ₱613.6 Million in 2003 and 2002, respectively, net income would have decreased by 23.8% from ₱3.09 Billion in 2002 to ₱2.35 Billion in 2003. Non-recurring items include write-off of various plant equipment and other assets, shutdown expenses, net of gain from sale of fixed assets and certain equity securities and recovery in value of temporary investment and marketable securities.

Consolidated revenues amounted to ₱53.91 Billion for the year ended December 31, 2003, an 11.6% improvement from last years ₱48.30 Billion. Revenues of most business units improved, anchored by the steady revenue growth in the foods business and the huge sales registered by petrochemical business during the year, as well as the rising revenues from the airlines and telecommunication business.

Gross profit amounted to ₱16.59 Billion from last year's ₱14.79 Billion, up by 12.1% due significantly to improved gross margins of most business units, narrowed by the start up costs in the mobile phone business. Operating expenses significantly grew by 28.7%, from ₱11.45 Billion in 2002 to ₱14.73 Billion in 2003, mainly due to higher operating expenses reported by telecommunication business, again attributable to operation of its mobile phone line. Foods business reported also a considerable increase in operating expense by 21.5% as a result of expanding regional operations and sustained marketing activities.

Interest and other financing charges slightly increased by 2.1% from ₱4.85 Billion in 2002 to ₱4.95 Billion as of December 31, 2003.

As a result, operating income substantially decreased by 52.1% to ₱1.82 Billion from last year's ₱3.81 Billion.

Other income (expenses) account consists of, among others, recovery in market value of temporary investments, provision for doubtful accounts, amortization of goodwill, foreign exchange loss net of other income and gain on sale of fixed assets. For the year ended December 31, 2003, other income amounted to ₱75.13 Million as against last year's other expenses of ₱491.57 Million.

EBITDA (earnings before interest, taxes, depreciation and amortization) slightly decrease from ₱14.84 Billion in 2002 to ₱14.07 Billion in 2003. Excluding the non-recurring items, EBITDA would have decreased by 7.5% from ₱15.45 Billion in 2002 to ₱14.29 Billion in 2003.

Years ended 31 December 2002 vs. 31 December 2001

JG Summit Holdings, Inc. posted net income of ₱2.48 Billion for the year ended December 31, 2002, up from ₱2.39 Billion net income in 2001. Excluding nonrecurring items amounting to ₱613.6 Million and ₱181.1 Million in 2002 and 2001, respectively, net income would have increased by 20.2% from ₱2.57 Billion in 2001 to ₱3.09 Billion in 2002. Nonrecurring items include the loss on sale of its 20% stake in Toledo Power Corporation, losses from sale of fixed assets and certain equity securities, write down in value of temporary investment and marketable securities, write-off of various plants, and shutdown expenses.

Consolidated revenues amounted to ₱48.30 Billion for the year ended December 31, 2002, a 9.3% improvement from last year's ₱44.18 Billion. Revenue growth was recorded for the foods, airline,

FIXED LINE

For the year ended 31 December 2003, the fixed line business accounted for ₱5.1 Billion or 79% of DIGITEL's total revenue, while in the three months ended 31 March 2004, it accounted for ₱1.3 Billion or 73% of DIGITEL's total revenues. Despite an increase in domestic and international in-payment revenues, fixed line revenues declined as a result of (i) decreasing subscription to postpaid plans due to conversion to prepaid from postpaid coupled with the reduction of installation charges, (ii) increased access charges levied by a major local carrier, (iii) declining domestic toll traffic due to the growing popularity of the short messaging service as an alternative to voice, and (iv) increased competition from cellular companies offering lower international call charges.

Franchise and Authority

Under the Philippine Constitution, franchises for the operation of public utilities, which include telecommunication services, can only be granted to citizens of the Philippines or to corporations at least 60% of the capital stock of which is owned by Philippine citizens. Congressional franchises are subject to amendment, alteration or repeal by the Philippine Congress. On 17 February 1994, the Philippine Congress, through Republic Act No. 7678, granted DIGITEL the right to construct, maintain and operate telecommunications systems, including a telephone service, throughout the Philippines for a period of 25 years. DIGITEL was also required to obtain a Certificate of Public Convenience and Necessity ("CPCN") from the National Telecommunications Commission ("NTC") in order to exercise its rights under the franchise. Pending the issuance of a CPCN, the NTC issued a provisional authority ("PA") allowing DIGITEL to commence operations. DIGITEL obtained various PAs which allowed it to operate an international gateway facility in Binalonan, Pangasinan, local exchanges in Regions I to V, Quezon City, Valenzuela and Malabon in Metro Manila and the Province of Tarlac and a second international gateway facility in Quezon City. On 22 July 2002, NTC granted DIGITEL a CPCN to install, operate, maintain and develop (i) telecommunication facilities in Regions I to V, (ii) telephone systems, networks and services pursuant to its roll-out plan in Quezon City, Valenzuela City and Malabon in Metro Manila and the Province of Tarlac, and (iii) international gateway facilities in Binalonan, Pangasinan and Quezon City in the National Capital Region.

Network

DIGITEL is the second largest provider of fixed lines in the Philippines in terms of subscribed lines, after Philippine Long Distance Telephone Company ("PLDT"), with a national market share of 12%. As at 31 March 2004, DIGITEL telephones were available in 265 towns and cities through 673 regional and local exchanges throughout Luzon, excluding Metro Manila. DIGITEL is the market leader in Luzon with a market share of approximately 43% as at 31 March 2004 in terms of lines in service. DIGITEL has 628,339 installed lines system-wide and a subscriber base of approximately 414,000 net active lines, with an annual growth rate of approximately 4.7%.

DIGITEL began operating a broadband backbone transmission network that was completed in 2003 at a cost of approximately US$23 Million. Currently, this network is being used to complement the existing backbone transmission network in the Luzon region and is supporting various multimedia and broadband services including voice and data transmission, internet, TV and video, and its CMTS.

Services and Revenues

DIGITEL's voice products and services include the provision of local call, national and international toll services, enhanced by DIGITEL's suite of value-added services, payphones and pre-paid phone cards. DIGITEL began offering a fixed line text messaging service in February 2004.

property, petrochemicals and textile businesses while declines were posted for telecommunications and electronics businesses.

Gross profit amounted to ₱14.79 Billion from last year's ₱15.07 Billion, slightly down by 1.8%. Operating expenses were controlled with only 0.7% increase from ₱11.37 Billion in 2001 to ₱11.45 Billion in 2002 due in part to the Company's conscious effort to be more cost efficient and effective. Foods and telecommunication businesses reported reduced operating expenses partially offset by the expanded operations of airline business during the year and the increased depreciation of property business attributable to the change in estimated useful lives of properties.

Interest and other financing charges went up by 3.8% from ₱4.67 Billion in 2001 to ₱4.85 Billion in 2002 mainly due to the effects of the depreciation of the value of peso against US dollar and additional borrowings made during the period offset by the payment of the outstanding balance of the US$200 Million Global Medium Term Note in May 2002.

As a result, operating income slightly increased to ₱3.81 Billion, from last year's ₱3.62 Billion.

Other income (expenses) account consists of, among others, provision for probable losses, amortization of deferred charges and goodwill, foreign exchange loss net of other income and loss on sale of fixed assets. For the year ended December 31, 2002, other income (expenses) account increased to ₱491.8 Million from last year's ₱37.4 Million primarily due to additional provisions made, losses from sale of Toledo Power and certain equity securities and from sale of fixed assets.

EBITDA (earnings before interest, taxes depreciation and amortization) grew by 3.6% from ₱14.32 Billion in 2001 to ₱14.84 Billion in 2002. Excluding the non-recurring items, EBITDA would have increased by 6.7% from ₱14.50 Billion in 2001 to ₱15.45 Billion in 2002.

Interest charges, net losses for 2002 were narrowed to ₱0.88 Billion from last year's net loss of ₱1.10 Billion.

SEGMENT OPERATIONS

Three month periods ended 31 March 2004 vs. 31 March 2003

Foods. Universal Robina Corporation (URC) reported a consolidated net sales and services of ₱6.39 Billion for the three months ended December 31, 2003, an increase of 5.4% over the same period last year despite the depressed economic condition prevailing in the region and highly competitive environment. Revenue growth was lead by the strong performance of its core business. Branded Consumer Foods (BCF) business, particularly its expanding international operations in Southeast Asia, and the notable increase in sales of its Agro-Industrial business. URC's gross margin went down by 4.5% compared to the same period last year to ₱1.72 Billion due to rising cost of major raw materials. Income from operations went down by 25.4% to ₱642.15 Million due to lower gross margin and higher operating expenses. Operating expenses increased by 14.6% compared to the same period last year to ₱1.08 Billion as a result of expanding regional operations and sustained marketing activities. Despite the decrease in gross margin and increase in operating expenses, net income for the period was still up by ₱18.62 Million, 3.5% better compared to the same period of last year.

The BCF business unit, including the packaging division, posted sales and services value growth of 5.3% to ₱4.89 Billion compared to the same period of last year. This was attributed to URC's regional snack food revenue growth of 22.5% and the continued strength of the Company's products in core categories such as candy, chocolate, noodle and biscuit segments completed by strong exports.

The Company's Agro-industrial business unit recorded net sales of ₱871.85 Million, up by 14.4% from the same period of last year. The increase in net sales resulted from higher prices and volume sold by the fields and farms businesses.

URC's Commodity Foods business unit garnered a net sales and services value of ₱624.88 Million, slightly lower compared to the same period of previous year of ₱654.43 Million. However, internal consumption of sugar and flour was higher this year as a result of increase in sales of candies, chocolates, biscuits and noodles.

Costs of sales and services increased by 9.6% to ₱4.66 Billion for the three months ended December 31, 2003 from ₱4.25 Billion for the same period of last year. The increase was primarily due to higher sales volume and costs of major raw materials notably in the flour and feeds products and in the manufacture of BOPP films by the packaging division.

Other charges-net was ₱73.22 Million for the three months ended December 31, 2003 compared to ₱255.83 Million for the same period of last year. The decrease in other charges-net was substantially due to gain on appreciation in market value of temporary investments.

Provision for income tax was much lower this year due to higher non-taxable income and recognition of additional deferred income tax on unrealized foreign exchange losses.

Minority interest in net loss of subsidiaries went up by ₱11.69 Million, or 109.1%, to ₱22.40 Million for the three months ended December 31, 2003 from ₱10.71 Million for the three months ended December 31, 2002 due to net loss incurred by subsidiaries.

The Company's revenues and operating income are expected to improve further for the remaining period of the fiscal year as it continues to improve and expand its regional operations and domestically firm up its leadership in its core categories, consistently build strong brands, and better its cost competitiveness.

Property. RLC recorded gross revenues of ₱1,002.8 Million for the first quarter of fiscal year 2004, up by 8% from last year's ₱926.6 Million. Net income for the first quarter of fiscal year 2004 stood at ₱272.0 Million, up by 50% from last year's ₱181.3 Million.

The largest revenue contributor remains to be the Commercial Centers Division, contributing 63% of the Company's gross revenues. Rental revenues from Commercial Centers amounted to ₱630.9 Million as against last year's ₱571.7 Million. The 10% increase is due to additional malls which opened after the first quarter of FY 2003 such as, Robinsons Place-Sta. Rosa and Big R Supercenter in Cagayan De Oro and Robinsons Place-Dasmariñas. Moreover, with the recent addition of two more malls during the first quarter of FY 2004, the Robinsons Place – Lipa and Big R Supercenter in Cainta, revenue contribution of the Commercial Centers Division is expected to increase further.

RLC's High Rise Buildings Division registered an impressive 92% growth in realized revenues from ₱86.8 Million last year to ₱166.6 Million this year. This is mainly due to recognition of realized revenues from Bloomfields, a residential subdivision development in Novaliches, Quezon City. The Division also continues to enjoy recurring lease income from three of its office buildings (Galleria Corporate Center, Robinsons-Equitable Tower and Robinsons Summit Center-Ayala), all of which have become the choice corporate address of reputable multinational and domestic companies. Rental income from these three properties increased by 57% from ₱26.8 Million to ₱42.1 Million over the same period.

The Hotel Division, a major contributor to the company's recurring revenues, registered gross revenues of ₱118.5 Million for the first quarter as against ₱185.8 Million last year. The decrease in revenue is brought about by the closure of Manila Midtown Hotel last May 2003. Despite the industry slump, the Company's two remaining hotels and apartelle continue to register satisfactory

occupancy rates. The three-month average occupancy rate of Holiday-Inn Galleria Manila stood at 77%, the Cebu Midtown Hotel at 76%, and the Robinsons Apartelle in Mandaluyong at 32%.

The Company's Housing and Land Development Division, through its two housing subsidiaries, Robinsons Homes, Inc. and Trion Homes Development Corp., reported revenues amounting to ₱44.6 Million, as against last year's ₱55.3 Million. The lower revenue can be attributed to lower units sold and project completion.

Real estate cost increased slightly by 14% from ₱278.8 Million last year to ₱318.2 Million mainly due to higher revenue realized by High Rise Division this year, while hotel operations registered a 42% decrease compared to last year's due to the closure of Manila Midtown Hotel. General and Administrative expense was down by 7% due substantially to the amortization of pre-operating expenses last year, no amortization was incurred this year. Other income decreased by 76% due to higher common utility charges.

Telecommunications. DIGITEL reported consolidated net revenues rose to ₱1,747.8 Million for the three months ended March 31, 2004, a 35.4% increase from ₱1,290.9 Million for the three months ended March 31, 2003. The increase in consolidated net revenues was attributable to the ₱379.4 Million revenue by the wireless segment of the Company's business in 2004 as compared to the ₱52.7 Million contribution in 2003 since its launching on March 29, 2003. Further, this was boosted by the strong growth in international toll revenues by ₱147.3 Million or 36.5% due to higher inbound rates.

Consolidated costs and expenses amounted to ₱1,751.1 Million for the three months ended March 31, 2004, or a 38.0% increase from ₱1,268.9 Million for the three months ended March 31, 2003. The increase is largely due to the ₱474.9 Million increase in the costs and expenses of the wireless services segment amounting to ₱649.7 Million in 2004 as compared to ₱174.8 Million in 2003. This consisted substantially of marketing, selling and cost of sales; network related expenses; and staff-related and other administrative expenses.

As a result of the foregoing, DIGITEL generated a consolidated operating income of ₱5.3 Million for the three months ended March 31, 2004 compared to ₱23.4 Million for the same period in 2003.

Consolidated other charges – net (principally interest expense, net of interest income) amounted to ₱321.8 Million for the three months ended March 31, 2004. This posted a 15.2% increase from ₱279.3 Million for the three months ended March 31, 2003. As a result, consolidated pre-tax loss amounted to ₱316.5 Million for the three months ended March 31, 2004 compared to a loss of ₱255.9 Million for the three months ended March 31, 2003.

DIGITEL registered a consolidated EBITDA (earnings before interest, taxes, depreciation and amortization) of ₱595.5 Million despite a consolidated net loss of ₱299.5 Million for the three months ended March 31, 2004. For the three months ended March 31, 2003, consolidated EBITDA was ₱613.5 Million while consolidated net loss was ₱173.6 Million.

Textiles. Litton Mills, Inc. registered revenues of ₱531.4 Million for the first quarter of fiscal year ended December 31, 2003, an improvement of 11.3% from last year's ₱477.4 Million for the same period. However, net income decreased to ₱3.3 Million from last year's ₱8.1 Million brought about by the decrease in gross profit margin from last year's 36% to this year's 27%.

Petrochemicals. JG Summit Petrochemicals Corporation (JGSPC) reported net sales of ₱1.66 Billion, a 17% improvement from last year's ₱1.42 Billion. Increase in revenue was due to higher average selling price by 12% and minor increase in sales volume by 4%. Total sales volume for the first quarter of FY 2004 reached 42,765 metric tons of combined polypropylene (PP) and polyethylene (PE) products compared to last year's 41,219 metric tons. With improved revenues

and lower interest charges, net losses for the first quarter of fiscal year 2004 were narrowed to ₱32.9 Million from last year's ₱58.6 Million.

Air Transportation. Cebu Air, Inc. (Cebu Pacific) generated revenues of ₱1.80 Billion for the three-month period ended March 31, 2004, a 30% increase over last year's ₱1.38 Billion for the same period. Domestic operations reported a 33% revenue growth while regional operations registered 6% increase in revenue. Significant growth in revenues plus the increase in gross profit by 44% resulted to a net income of ₱91.8 Million as against last year's net loss of ₱80.9 Million.

Equity Earnings. Equity earnings were reported at ₱262.4 Million for the first quarter ended March 31, 2004, up by 26.3% from last year's earnings of ₱207.8 Million. The growth was attributable to higher equity earnings from United Industrial Corp., Limited and First Private Power Corporation.

Years ended 31 December 2003 vs. 31 December 2002

Foods reported a consolidated net sales and services of ₱23.4 Billion for the fiscal year ended September 30, 2003, a 10.7% increase over the same period last year despite the depressed economic conditions prevailing in the region and highly competitive environment. Revenue growth was spearheaded by the solid performance of its core business Branded Consumer Foods Group, particularly its international operations in Southeast Asia. In addition, the Company's agro-industrial and commodity food group operations likewise posted a modest increase in revenue.

URC's gross margin improved by 10.0% to ₱6.0 Billion compared to the same period last year of ₱5.5 Billion. However, income from operations was lower by 14.7% to ₱1.5 Billion due to higher operating expenses. Operating expenses increased by 21.5% to ₱4.6 Billion as a result of expanding regional operations and sustained marketing activities.

Net income for fiscal year 2003 is up by 12.7% to ₱1.4 Billion from last year's ₱1.3 Billion resulting in earnings per share of ₱0.84 better than last year's ₱0.74.

Real Estate and Hotels generated total gross revenues of ₱4.10 Billion for fiscal year 2003, an increase of 6% from ₱3.85 Billion of total gross revenues for fiscal year 2002. RLC's Commercial Centers Division contributed 57% to the Company's gross revenues. Operating profit for the year was ₱982.6 Million, an increase of 17% from ₱842.8 Million the previous year. RLC's net income increased by 20% to ₱721 Million compared to ₱600 Million for the same period last year.

The Commercial Centers Division accounted for ₱2.34 Billion of the real estate revenues for the year, as against ₱2.02 Billion last year. The 16% increase in revenues of the Commercial Centers Division is due to the improved rental of space in existing malls in Ermita, Pampanga, Iloilo and Pasig, and the excellent take-up of new malls opened in Sta. Rosa, Cagayan de Oro and in Dasmarinas, Cavite.

The Company's High Rise Buildings Division relalized gross revenues of ₱908 Million, down by 9% from ₱999 Million last year, due to the completion of Robinsons Place Residences, the twin tower project in Ermita, Manila and the Robins Equitable Tower. New projects (bloomfields and Galleria Regency) however, started to contribute higher level of realized profits this year. The Division continues to enjoy stable recurring lease income from three of its office buildings, Galleria Corporate Center, Robinsons Equitable Tower and Robinsons Summit Center, and a condominium, the Robinsons Place Residences. Rental income from these four buildings amounted to ₱133.3 Million compared to ₱72.1 Million over the same period last year on account of improved occupancy at Robinsons Summit Center. RLC will launch two new condominium projects in the coming fiscal year -- the Gateway Residences in Pioneer, Mandaluyong City and Adriatico Residences in Ermita, Manila.

The Hotels Division generated gross revenues of ₱565.4 Million, a decrease of 19% from ₱697.2 Million in revenues for the same period last year due to the closure of Manila Midtown Hotel on May 31, 2003. The remaining hotel properties, however, continue to enjoy satisfactory occupancy rates inspite of the slump in the industry.

The Housing and Land Development Division reported gross revenues of ₱285.5 Million as against ₱135.7 Million for the same period last year or an increase of 110%. The higher level of completion of existing projects resulted to better realized profits.

Telecommunications revenues rose to ₱6.47 Billion for the year ended December 31, 2003 or a 15.5% increase from ₱5.60 Billion for the year ended December 31, 2002. The increase was attributable to the ₱1.04 Billion revenue by the wireless segment of the Company's business; that is, ₱300.4 Million in DMPI and ₱743.8 Million included in wireline voice revenue. This was partially affected by a drop in local toll revenue by 69.5% due to the increase in non-metered subscribers and domestic toll revenue by 16% brought about by the unabated growth in Short Messaging Services offered by CMTS providers. In addition, monthly recurring charges consisting of line rentals and foreign currency adjustments and installation charges also declined by 13.0% and 22.1%, respectively, in 2003. Data and internet services revenue remained flat between 2003 and 2002 contributing to ₱340.9 Million and ₱354.2 Million, respectively, to DIGITEL's consolidated revenues.

Costs and expenses ballooned to ₱7.01 Billion for the year ended December 31, 2003, or a 61.6% increase from ₱4.35 Billion for the year ended December 31, 2002. The increase is largely due to the costs and expenses of the wireless services segment amounting to ₱2.50 Billion; i.e. ₱816.8 Million in DMPI and ₱1.69 Billion included in wireline voice segment. Primarily, this consisted of marketing, selling and cost of sales, network related expenses and staff-related and other administrative expenses.

As a result of the foregoing, DIGITEL incurred operating loss of ₱539.6 Million in 2003 compared to operating income of ₱1.25 Billion in 2002. It registered a net loss of ₱1.26 Billion in 2003 as against net income of ₱112.6 Million in 2002.

Air Transportation revenues grew by 18.1% to ₱6.09 Billion for the year ended December 31, 2003 from last year's ₱5.16 Billion mainly due to improved domestic operations. On the other hand, operating expenses also increased by 18.4% due to regional operations. This resulted to the decrease in operating income by 32.3% to ₱22.51 Million as against last year's ₱33.24 Million. In addition, provision for income tax significantly increased, from ₱2.45 Million in 2002 to ₱5.78 Million in 2003. Thus, net income substantially decreased by 50.7% to ₱12.4 Million as against last year's net income of ₱25.17 Million.

Petrochemicals revenues amounted to ₱6.71 Billion for the fiscal year ended September 30, 2003, up by 54.4% over last year's ₱4.35 Billion. With improved sales and lower interest charges, net losses decreased to ₱119 Million in 2003 from last year's net loss of ₱847 Million.

Textiles revenues slightly decreased by 6.4% to ₱2.04 Billion for the year ended September 30, 2003 against last year's ₱2.18 Billion. However, gross profit substantially increased to ₱282 Million, 83.84% above from last year's ₱153 Million due to higher selling prices and decrease in cost of sales. Last year's net loss of ₱83.8 Million was recovered to this year's net income of ₱70.9 Million.

Financial Services. Robinsons Savings Bank generated net earnings after tax of ₱132.1 Million for the year ended December 31, 2003, a decrease of 15.8% from last year's net income of ₱157.0 Million. As of December 31, 2003, total resources went down to ₱5.31 Billion from last year's ₱6.21 Billion. Loans slightly improved to ₱1.96 Billion from last year's ₱1.9 Billion while deposits declined to ₱3.85 Billion from last year's ₱4.89 Billion. **JG Summit Capital Markets Corporation** generated revenues of ₱249.5 Million for the year ended December 31, 2003,

slightly down by 4.3% from last year's revenues of ₱260.6 Million. Net profit substantially dropped by 44.5% to ₱41.7 Million for the year ended December 31, 2003 from last year's net profit of ₱75.1 Million, mainly attributable to higher interest charges and income tax. As of December 31, 2003, total assets stood at ₱3.81 Billion, significantly grew by 45.2% from last year's ₱2.63 Billion mainly due to increase in trading account securities.

Other Business Interests. **Printing** revenues posted at ₱135.9 Million for the year ended December 31, 2003, up by 21.8% from last year's ₱173.8 Million. Net profit remained flat at ₱0.9 Million with 0.2% growth from last year. Cambridge Electronics Corporation (CEC) ceased commercial operations on July 11, 2003. With such closure, CEC is no longer consolidated and the investment therein is accounted for at cost as of December 31, 2003.

Equity Earnings were reported at ₱720.4 Million for the year ended December 31, 2003, up by 18.9% from last year's equity earnings of ₱649.7 Million.

First Private Power Corporation (FPPC) reported a net income of ₱1.03 Billion, a 37.6% increase from last year's ₱750.71 Million, mainly due to the gain on sale of investment amounting to ₱127.31 Million and the substantial decrease of operating expenses by 45.3% to ₱7.09 Million in 2003 as against ₱12.97 Million in 2002.

UIC Ltd. posted a net loss of SGD121.61 Million in 2003 from a net loss of SGD134.23 Million in 2002. This includes exceptional loss of SGD187.5 Million and SGD206.96 Million in 2003 and 2002 respectively, due to the deficit on revaluation of its investment properties. Excluding the asset revaluation deficit, the attributable profit from operations in 2003 is SGD65.88 Million, down by 9.4% from last year's SGD72.73 Million. The decrease was due mainly to lower rental income and loss on sale of associated companies partially offset by lower tax expense.

UIC Ltd. follows the revaluation method of valuing property, plant and equipment. Since the Group's policy for the valuation of property, plant and equipment is the cost basis, the equity income taken up by the Group represents the adjusted amounts after reversal of the effect of revaluation of the said assets.

Years ended 31 December 2002 vs. 31 December 2001

Foods revenues increased 12.0% from ₱18.88 Billion net sales in 2001 to ₱21.15 Billion net sales for the fiscal year ended September 30, 2002. Despite the present economic slowdown, revenue growth was attained mainly due to the continued solid performance of URC's core business, branded consumer foods group, particularly its international operations in Southeast Asia and China. Likewise, URC's agro-industrial and commodity group operations posted substantial increase in revenue.

URC's gross profit margins increased by ₱170.7 Million or 3.2%, to ₱5.5 Billion in fiscal 2002 from ₱5.3 Billion in fiscal 2001. Income from operations also grew from ₱1.4 Billion to ₱1.7 Billion, translating into a 26.7% increase. This is attributable to URC's sustained marketing activities, continuous efforts of achieving operating efficiencies, effective supply chain management particularly in inventories and raw and packaging materials.

Net income for fiscal year 2002 increased by ₱192.9 Million, or 18.2% to ₱1.25 Billion from last year's ₱1.06 Billion.

Real Estate and Hotels revenues were ₱3.85 Billion for fiscal year 2002, an impressive increase of 13.1% from ₱3.41 Billion of total gross revenues for fiscal year 2001. The growth is largely attributed to the consistent high-level performance of RLC's Commercial Centers Division which contributed 53% to the Company's gross revenues.

Operating profit for the year was ₱842.8 Million, a decrease of 21% from ₱1.07 Billion the previous yea due to additional depreciation amounting to about ₱406 Million which resulted from the change in depreciable life of building and improvements from 33 years to 20 years. The adjustment was made to better reflect the estimated period during which these assets will remain in service.

RLC's net income decreased by 25.1% to ₱600.1 Million compared to ₱801.8 Million for the same period last year on account of increased depreciation.

Revenues of the Commercial Centers Division amounted to ₱2.02 Billion. The 36% improvement from last year's ₱1.49 Billion was due mainly to the improved rental of space in existing malls and the excellent take-up of new malls opened in Iloilo, Pampanga, Novaliches and Pasig.

RLC's High Rise Building Division realized gross revenues of ₱990.1 Million, up by 17% from ₱855.8 Million last year. The unprecedented growth is largely due to the success of Robinsons Place Residences, the twin project in Ermita, Manila. Additionally, the Division continues to enjoy recurring lease income from three of its office buildings. RLC will launch two new condominium projects in the coming fiscal year – the Gateway Residences in Pioneer, Mandaluyong City and Adriatico Residences in Ermita, Manila.

The Hotels Division generated gross revenues of ₱697.2 Million, a decrease of 7.3% from ₱751.9 Million in revenues for the same period last year. RLC's hotel, however, continue to enjoy satisfactory occupancy rates inspite of the slump in the industry.

The Housing and Land Development Division reported gross revenues of ₱135.7 Million as against ₱305.2 Million for the same period last year or a decline of 55.6%. The division's operations have been affected by the unfavorable outlook of the housing industry as a whole.

Telecommunications revenues decreased by 14.0% from ₱6.52 Billion for the year ended December 31, 2001 to ₱5.60 Billion for the year ended December 31, 2002. Contributory factors to the reduction in revenues were the declining domestic toll and local toll revenues due to the increasing popularity of the Short Message Service offered by CMTS providers and the lower foreign currency adjustment caused by declining trend in foreign exchange rates.

Operating and general expenses fell by 14.3% from last year's ₱5.08 Billion to ₱4.35 Billion in 2002. The decline was attributable to lower depreciation and amortization in 2002 caused by full depreciation of assets by the end of 2001. Lower provision for doubtful accounts, advertising and repairs contributed to the reduction in operating expenses as well.

Considering the factors above, DIGITEL reported an operating income of ₱1.25 Billion in 2002 down by 12.6% from last year's ₱1.43 Billion. Net income in 2002 amounted to ₱112.6 Million, 56.5% lower than last year's ₱157.2 Million.

Air Transportation revenues improved by 37.1% to ₱5.16 Billion for the year ended December 31,2002 from last year's ₱3.76 Billion. Such improvement was mainly attributed to international operations that started in November 2001. However, operating costs also increased due also to the international flight operations, thus operating income from ₱61.9 Million in 2001 to ₱33.2 Million in 2002. Net profit increased by 23.4% from last year's ₱38.7 Million to ₱38 Million in 2002.

Petrochemicals revenues amounted to ₱4.35 Billion for the fiscal year ended September 30, 2002, up by 9.7% over last year's ₱3.96 Billion. With improved sales and lower interest charges, net losses for 2002 were narrowed to ₱0.85 Billion from last year's net loss of ₱1.09 Billion.

Textiles revenues went up to ₱2.18 Billion for the fiscal year ended September 30, 2002, or a 5.4% increase over last year's ₱2.06 Billion. Despite slight improvement in revenues, textiles

business swung to a year loss of ₱83.8 Million for the fiscal year ended September 30, 2002 compared to last year's net profit of ₱147.6 Million due to lower gross profit, higher freight and selling expenses and booking of provision for inventory obsolescence.

Financial Services. Robinsons Savings Bank generated net earnings after tax of ₱157.1 Million for the year ended December 31, 2002, up by 75.7% from last year's net income of ₱75.2 Million. As of December 31, 2002, total resources grew to ₱6.21 Billion from last year's ₱2.99 Billion due to acquisition of additional branches in 2002. Loans improved to ₱1.90 Billion from last year's ₱1.51 Billion while deposits grew to ₱4.89 Billion from last year's ₱1.10 Billion. **JG Summit Capital Markets Corporation** generated revenues of ₱260.6 Million for the year ended December 31, 2002, slightly down by 1.0 % from last year's revenues of ₱258.6 Million. Despite slight drop in revenues, net profit soared to ₱74.8 Million for the year ended December 31, 2002 from last year's net profit of ₱22.8 Million, mainly attributable to lower interest charges. As of December 31, 2002, total assets stood at ₱2.63 Billion, slightly up by 7.4% from last year's ₱2.45 Billion.

Other Business Interests. Electronics revenues were reported at ₱495.2 Million, down by 40.7% from last year's ₱835.4 Million due to lower sales volume and average selling price. Net loss for the year ended September 30, 2002 increased by 17.8% to ₱40.4 Million from last year's ₱34.3 Million. **Printing** revenues were posted at ₱173.8 Million for the year ended December 31, 2002, up by 13.8% from last year's ₱152.6 Million. Net profit remained flat at ₱0.9 Million with 4.2% growth from last year.

Equity Earnings were reported at ₱649.7 Million for the year ended December 31, 2002, up by 28.7% from last year's equity earnings of ₱504.6 Million.

UIC, Ltd. posted a net loss of US$134.23 Million in 2002 from a net loss of US$21.51 Million in 2001. This includes exceptional loss of US$206.96 Million and US$77.59 Million in 2002 and 2001, respectively, due to the deficit on valuation of its investment properties. Excluding the asset revaluation deficit, the attributable profit from operations in 2002 is US$72.73 Million, up by 29.7% from last year's US$56.08 Million. The improvement in profit was primarily a result of lower finance costs and provision for foreseeable losses in properties held for sale.

UIC, Ltd. Follows the revaluation method of valuing property, plant and equipment. Since the Group's policy for the valuation of property, plant and equipment is the cost basis, the equity income taken up the Group represents the adjusted amounts after reversal of the effect of valuation of the said assets.

FINANCIAL POSITION

March 31, 2004 vs. March 31, 2003

As of March 31, 2004, the Company's balance sheet remains solid, with consolidated assets of ₱170.40 Billion from ₱173.22 Billion as of December 31, 2003. Current ratio stood at 1.48:1.

Cash and cash equivalents decreased from ₱10.03 Billion as of December 31, 2003 to ₱7.95 Billion as of March 31, 2004. The principal sources of cash were from operating activities and investing activities amounting to ₱2.66 Billion and ₱567.2 Million, respectively. As of March 31, 2004, net cash used in financing activities amounted to ₱5.22 Billion. Temporary cash investments, which consist mostly of investments in debt securities, went down by 13.4% from ₱27.87 Billion as of December 31, 2003 to ₱24.14 Billion as of March 31, 2004. Overall, cash and near-cash items (cash and cash equivalents and temporary cash investments) decreased from ₱37.90 Billion as of year-end 2003 to ₱32.09 Billion. The Company does not expect any liquidity problems that may arise in the near future.

Inventories slightly increased by 4.6% from ₱8.52 Billion as of December 31, 2003 to ₱8.91 Billion as of March 31, 2004.

Investments in real properties grew by 5.4% from ₱16.65 Billion as of year-end 2003 to ₱17.56 Billion as of March 31, 2004 due to acquisition of land in Fort Bonifacio and on-going construction of new malls located in Angles, EDSA and Bacolod.

Property, plant and equipment increased by 1.2% from ₱67.93 Billion as of year end 2003 to ₱68.72 Billion as of March 31, 2004. This is mainly attributable to Digitel's continuous capital expenditures for its mobile phone operations.

Other assets rose by 4.1% from ₱5.20 Billion as of December 31, 2003 to ₱5.41 Billion as of March 31, 2004.

Accounts payable and accrued expenses increased by 10.2% from ₱16.40 Billion as of year-end 2003 to ₱18.08 Billion mainly due to higher trade payables.

Notes payable remained flat from ₱11.13 Billion as of December 31, 2003 to ₱11.00 Billion as of March 31, 2004.

Long-term debt, including current portion, went down by 10.5% from ₱69.16 Billion as of December 31, 2003 to ₱61.87 Billion due to maturity of outstanding balance of JG 04 bond in March 2004 and the partial payment of supplier's credit agreement. Total liabilities to equity ratio stood at 1.71:1 and gearing ratio at 1.24:1 as of March 31, 2004. Net debt stood at ₱40.78 billion as of March 31, 2004 and net debt to equity ratio decreased to 0.69:1 from 0.73:1 as of December 31, 2003.

Stockholders' equity grew to ₱58.78 Billion as of March 31, 2004 from ₱58.23 Billion at the end of 2003. Book value per share improved from ₱8.57 per share as of December 31, 2003 to ₱8.65 per share as of March 31, 2004.

As of March 31, 2004, the Company is not aware of any events and uncertainties that would have a material impact on the Company's net sales, revenues, and income from operations and future operations.

December 31, 2003 vs. December 31, 2002

As of December 31, 2003, the Company's balance sheet remains solid, with consolidated assets of ₱173.22 Billion, an increase of 19.7% from last year's ₱144.66 Billion. Current ratio stood at 1.50:1. The Company's indebtedness remained manageable with an improvement in net debt to equity to 0.73:1 as of December 31, 2003 from last year's 0.65:1, though financial debt to equity ratio increased to 1.38:1 in 2003 from 1.00:1 in 2002.

Cash and cash equivalents totaled ₱10.03 Billion as of December 31, 2003, up by 24.5% from last year's ₱8.06 Billion. The principal sources of cash were from financing activities amounting to ₱24.8 Billion. The Company's principal uses of cash have been the acquisition of additional plant, property and equipment in connection with the expansion programs of the Company's operating subsidiaries and debt refinancing. Temporary cash investments, which consist mostly of investments in debt securities, went up by 143.8%. This is due to additional investments in dollar bonds by URC and JG Philippines. Overall, cash and near-cash items (cash and cash equivalents and temporary cash investments) increased from ₱19.49 Billion to ₱37.9 Billion. The Company does not expect any liquidity problems that may arise in the near future.

Receivables grew to ₱16.23 Billion as of December 31, 2003 from last year's ₱14.7 Billion mainly due to higher accrued interest from outstanding investments.

Inventories slightly decreased by 3.9% from ₱8.86 Billion as of December 31, 2002 to ₱8.52 Billion as of December 31, 2003.

Equity investments and advances remained flat with a minor increase of 5.7% from ₱16.92 Billion in 2002 to ₱17.88 Billion as of December 31, 2003. The equity income taken up by the Company during the year amounted to ₱720.4 Million.

Investment in real properties rose by 9.66% from ₱15.19 Billion as of December 31, 2002 to ₱16.65 Billion as of December 31, 2003 due to aggressive construction of various mall projects of the real estate business of the Company.

Property, plant and equipment went up by 11.7% from last year's ₱60.84 Billion to ₱67.93 Billion as of December 31, 2003. The growth was attributable mainly to intensified capital structure build-up of DIGITEL caused by its undertaking into the mobile phone business.

Other assets went down by 26% from ₱7.03 Billion as of December 31, 2002 to ₱5.20 Billion as of December 31, 2003 mainly due to adoption of SFAS 38/IAS 38 which requires expenditures on start up and research to be expensed as incurred. Accordingly, certain subsidiaries changed the method of accounting for developmental and pre-operating expenses and reversed this unamortized portion to conform to the standard.

Accounts payable slightly grew by 6.2% from ₱15.44 Billion as of December 31, 2002 to ₱16.4 Billion as of December 31, 2003 due to higher trade payables.

Notes payable substantially increased by 11.3% from ₱10 Billion as of December 31, 2002 to ₱11.13 Billion as of December 31, 2003 due to additional short-term loans obtained from foreign and local banks.

Long-term debt, including current portion, considerably increased by 50.4% from ₱45.99 Billion as of December 31, 2002 to ₱69.16 Billion as of December 31, 2003 due to issuance of US$425 Million bonds and additional borrowings from foreign and local banks. The issuance of bonds and availment of loans are partially offset by maturity of the outstanding balance of bonds in December 2003.

Total liabilities, excluding minority interest, increased by 31.5% from ₱78.87 Billion as of December 31, 2002 to ₱103.74 Billion as of December 31, 2003.

Minority interest in consolidated subsidiaries grew by 14.7% from ₱9.81 Billion as of December 31, 2002 to ₱11.25 Billion as of December 31, 2003 due to conversion of advances to equity.

Stockholders' equity stood at ₱58.23 Billion as of December 31, 2003, a 4% improvement from last year's ₱55.98 Billion. Book value per share improved from ₱8.24 per share as of December 31, 2002 to ₱8.57 a share as of December 31, 2003.

December 31, 2002 vs. December 31, 2001

As of December 31, 2002, the Company's balance sheet remains solid, with consolidated assets of ₱144.66 Billion, an increase of 3.5% from last year's ₱139.74 Billion. Current ratio stood at 1:1. The Company's indebtedness remained manageable with an improvement in net debt to equity to 0.65:1 as of December 31, 2002 from last year's 0.70:1 and financial debt to equity ratio of 1.00:1, consistent with last year.

Cash & cash equivalents totaled ₱8.06 Billion as of December 31, 2002, up by 132.7% from last year's ₱3.46 Billion. The principal sources of cash were from operating activities amounting to ₱18.18 Billion. The Company's principal uses of cash have been the acquisition of additional plant, property and equipment in connection with the expansion programs of the Company's

operating subsidiaries and payment of short-term borrowings. Temporary cash investments, which consist mostly of investments in debt securities, went down by 34.4%. This is due to termination of cash investments to pay-off short-term obligations. Overall, cash and near-cash items (cash and cash equivalents and temporary cash investments) decreased from ₱20.88 Billion to ₱19.49 Billion. The Company does not expect any liquidity problems that may arise in the near future.

Receivables remained flat at ₱14.70 Billion as of December 31, 2002, down by 1.5% from last year's ₱14.48 Billion mainly due to lower trade receivables.

Inventories - net fell by 12.9% from ₱10.18 Billion as of December 31, 2001 to ₱8.86 Billion as of December 31, 2002 as costs of completed high-rise units amounting to ₱1.63 Billion were reclassified to Investment in Real Properties.

Equity investments and advances remained flat with a slight decrease of 2.6% from ₱17.38 Billion in 2001 to ₱16.92 Billion in 2002. Although equity income taken up by the Company during the year amounted to ₱649.7 Million, the accounts declined due to the offsetting effect of the sale of stake in Toledo Power Corporation and reclassification of advances to receivables.

Investment in real properties-net soared 14.5% from ₱13.27 Billion as of December 31, 2001 to ₱15.19 Billion as of December 31, 2002 due to reclassification of costs of high-rise completed units. Aggressive construction of various mall projects of real estate business of the Company also contributed to the upsurge.

Property, plant and equipment went up by 6.6% from last year's ₱57.05 Billion to ₱60.84 Billion as of December 31, 2002. The growth was attributable to intensified capital structure build-up of DIGITEL caused by its undertaking into the mobile phone business and due to expansion of URC's packaging and flourmill plant facilities.

Other assets went up by 43.5% from ₱5.16 Billion as of December 31, 2001 to ₱7.41 Billion as of December 31, 2002 mainly due to DIGITEL's investment in escrow account representing US dollar time deposits and money market funds with a foreign bank. This investment is exclusively reserved for GSM-related projects.

Accounts payable grew by 33.7% from ₱11.55 Billion as of December 31, 2001 to ₱15.44 Billion as of December 31, 2002 mainly due to increased payables relative to increased deposit liabilities following the expansion of Robinsons Savings Bank branch network.

Notes payable dropped by 11.8% from ₱11.34 Billion as of December 31, 2001 to ₱10.00 Billion as of December 31, 2002 due to payments of foreign currency denominated short term borrowings.

Long-term debt, including current portion, decreased slightly by 2.1% from ₱46.97 Billion as of December 31, 2001 to ₱45.98 Billion as of December 31, 2002, as the Company paid outstanding balance of US$200 Million Global Medium Term Notes in May 2002. The payment, however, was partially offset by the issuance of US$100 Million medium-term guaranteed note in January 2002 and the additional borrowing from a local bank to finance the expansion of URC's packaging plant facilities.

Total liabilities, excluding minority interest, increased by 5.2% from ₱74.98 Billion as of December 31, 2001 to ₱79.87 Billion as of December 31, 2002.

Minority interest in consolidated subsidiaries dropped by 13.05% from ₱11.29 Billion as of December 31, 2001 to ₱9.81 Billion as of December 31, 2002 due to increase in percentage of ownership of the Company in URC and RLC.

Stockholders' equity stood at ₱55.98 Billion as of December 31, 2002, a 4.7% improvement from last year's ₱53.47 Billion. Book value per share improved from ₱7.87 a share as of December 31, 2001 to ₱8.24 a share as of December 31, 2002.

MANAGEMENT

The Board of Directors of JGSHI as of December 31, 2003 is composed of the following:

Name	Age	Position
John Gokongwei, Jr.	77	Director, Chairman Emeritus
James L. Go	64	Director, Chairman of the Board and Chief Executive Officer
Johnson Robert L. Go, Sr.	69	Director, Vice Chairman of the Board
Lance Y. Gokongwei	37	Director, President and Chief Operating Officer
Ignacio O. Gotao	75	Director, Senior Vice President
Lily G. Ngochua	72	Director
Patrick Henry C. Go	33	Director
Gabriel C. Singson	74	Director
Ricardo J. Romulo	70	Director
Cornelio T. Peralta	70	Director
Jose T. Pardo	64	Director

All of the above directors and officers have served their respective offices since the Company's formation in 1990 except for the following directors: Gabriel C. Singson, who was elected in 1999, Patrick Henry C. Go, who was appointed in January 2000, Messrs. Cornelio T. Peralta and Ricardo J. Romulo, who were elected in July 2000, and Mr. Jose T. Pardo who was elected in August 2003.

The independent directors elected to the Board of JGSHI are Messrs. Ricardo J. Romulo and Cornelio T. Peralta.

The directors of the Company are elected at the annual stockholders' meeting and hold office until the next succeeding annual meeting and until their respective successors have been elected and qualified.

The Members of the Advisory Board of JGSHI as of December 31, 2003 are stated hereunder.

Name	Age	Position
Octavio V. Espiritu	60	Member
Oscar S. Reyes	57	Member
Aloysius B. Colayco	53	Member
Washington SyCip	83	Member

The Management of JGSHI as of December 31, 2003 is stated hereunder.

Name	Age	Position
James L. Go	64	Chief Executive Officer
Lance Y. Gokongwei	37	President and Chief Operating Officer
Johnson Robert L. Go, Sr.	69	Executive Vice President
Eugenie M. L. Villena	55	Senior Vice President and Chief Finance Officer
Ignacio O. Gotao	75	Senior Vice President
Constante T. Santos	55	Senior Vice President and Controller
Rosalinda F. Rivera	33	Corporate Secretary

Officers of the Company are appointed or elected annually by the Board of Directors. Appointed or elected officers are to hold office until a successor shall have been elected, appointed or shall have qualified.

FAMILY RELATIONSHIPS

James L. Go and Johnson Robert L. Go, Sr. are brothers of John Gokongwei, Jr.
Lance Y. Gokongwei is the son of John Gokongwei, Jr.
Lily G. Ngochua is the sister of John Gokongwei, Jr.
Patrick Henry C. Go is the nephew of John Gokongwei, Jr.

AUDITED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED 31 DECEMBER 2002 and 2003

JG SUMMIT HOLDINGS, INC.
AND SUBSIDIARIES

Consolidated Financial Statements
December 31, 2003 and 2002
and Years Ended December 31, 2003, 2002 and 2001

and

Report of Independent Auditors

SGV & Co

SyCip Gorres Velayo & Co.
6760 Ayala Avenue
1226 Makati City
Philippines

Phone (632) 891-0307
Fax (632) 819-0872
www.sgv.com.ph

BOA/PRC Reg. No. 0001
SEC Accreditation No. 0012-FR-1

Report of Independent Auditors

The Stockholders and the Board of Directors
JG Summit Holdings, Inc.
43rd Floor, Robinsons-Equitable Tower
ADB Avenue corner Poveda Road, Pasig City

We have audited the accompanying consolidated balance sheets of JG Summit Holdings, Inc. and Subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the Philippines. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of JG Summit Holdings, Inc. and Subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the Philippines.

Sycip Gorres Velayo & Co.
A. B. CABAL
Partner
CPA Certificate No. 15534
SEC Accreditation No. 0068-A
Tax Identification No. 105-342-543
PTR No. 7012954
January 5, 2004
Makati City

April 13, 2004

JG SUMMIT HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31	
	2003	2002 (As restated)
ASSETS		
Current Assets		
Cash and cash equivalents (Note 3)	**₱10,030,587,485**	₱8,059,423,759
Temporary investments - net (Note 4)	**27,870,107,342**	11,432,646,764
Receivables - net (Notes 5 and 22)	**16,229,244,413**	14,695,553,570
Inventories - net (Notes 6 and 13)	**8,517,513,521**	8,864,082,830
Other current assets (Notes 7 and 20)	**2,905,355,466**	1,639,353,426
Total Current Assets	**65,552,808,227**	44,691,060,349
Noncurrent Assets		
Investments in associates and advances - net (Notes 8 and 22)	**17,880,784,057**	16,920,069,547
Investments in real properties - net (Note 9)	**16,654,540,617**	15,187,689,347
Property, plant and equipment - net (Notes 10 and 14)	**67,929,636,918**	60,837,193,159
Other assets (Notes 11, 14 and 20)	**5,201,336,828**	7,025,940,070
Total Noncurrent Assets	**107,666,298,420**	99,970,892,123
	₱173,219,106,647	₱144,661,952,472
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts payable and accrued expenses (Note 12)	**₱16,399,669,504**	₱15,442,006,702
Notes payable (Notes 13)	**11,128,216,523**	9,996,505,025
Current portion of long-term debt (Notes 10 and 14)	**12,878,786,627**	12,742,537,441
Estimated land development costs	**525,735,086**	317,578,875
Income tax payable	**73,506,341**	136,716,513
Customers' deposits and other current liabilities (Note 20)	**2,643,290,775**	2,014,170,606
Total Current Liabilities	**43,649,204,856**	40,649,515,162
Noncurrent Liabilities		
Long-term debt - net of current portion (Notes 10 and 14)	**56,279,893,106**	33,242,861,948
Due to affiliated companies and other liabilities (Notes 20 and 22)	**3,809,581,973**	4,976,613,273
Total Noncurrent Liabilities	**60,089,475,079**	38,219,475,221
Total Liabilities	**103,738,679,935**	78,868,990,383
Minority Interest in Consolidated Subsidiaries	**11,253,503,830**	9,812,937,546
Stockholders' Equity (Note 15)		
Common shares	**6,895,273,657**	6,895,273,657
Additional paid-in capital	**5,961,714,437**	5,961,714,437
Cumulative translation adjustments	**1,210,458,301**	894,923,390
Retained earnings	**44,881,324,776**	42,949,961,348
Treasury shares	**(721,848,289)**	(721,848,289)
Total Stockholders' Equity	**58,226,922,882**	55,980,024,543
	₱173,219,106,647	₱144,661,952,472

See accompanying Notes to Consolidated Financial Statements.

JG SUMMIT HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

	Years Ended December 31		
	2003	2002 (As restated)	2001 (As restated)
REVENUE			
Food	₱23,414,734,363	₱21,152,115,832	₱18,883,254,049
Telecommunications	6,470,678,966	5,602,910,636	6,516,975,445
Air transportation	6,091,734,320	5,157,918,072	3,761,551,289
Petrochemicals	6,713,290,277	4,348,919,250	3,962,657,840
Real estate and hotels	4,102,807,938	3,853,388,773	3,406,688,426
Textiles	2,035,654,620	2,175,348,458	2,064,567,888
Other supplementary businesses	160,901,595	687,623,350	997,030,777
Equity in net earnings of associates (Note 8)	720,351,722	649,724,910	504,645,402
Interest, investment and other income	4,200,093,225	4,669,232,545	4,087,758,527
	53,910,247,026	48,297,181,826	44,185,129,643
COST AND EXPENSES			
Cost of sales and services (Note 16)	32,400,647,170	28,185,252,895	24,523,823,475
Operating and other expenses (Note 17)	14,734,284,021	11,451,441,645	11,368,930,948
Interest expense (Notes 13 and 14)	4,951,327,654	4,848,805,188	4,669,091,313
	52,086,258,845	44,485,499,728	40,561,845,736
NET OPERATING INCOME	1,823,988,181	3,811,682,098	3,623,283,907
OTHER INCOME (EXPENSES) - net (Note 18)	75,125,822	(491,568,299)	(37,355,270)
INCOME BEFORE PROVISION FOR INCOME TAX AND NET EARNINGS (LOSSES) APPLICABLE TO MINORITY INTEREST	1,899,114,003	3,320,113,799	3,585,928,637
PROVISION FOR INCOME TAX (Notes 20 and 23)	248,499,765	850,921,380	950,594,903
INCOME BEFORE NET EARNINGS (LOSSES) APPLICABLE TO MINORITY INTEREST	1,650,614,238	2,469,192,419	2,635,333,734
NET EARNINGS (LOSSES) APPLICABLE TO MINORITY INTEREST	(484,664,940)	(7,059,236)	246,771,351
NET INCOME	₱2,135,279,178	₱2,476,251,655	₱2,388,562,383
Basic Earnings Per Share* (Note 21)	₱0.31	₱0.38	₱0.37

* As of December 31, 2002 and 2001, the assumed conversion of convertible bonds is anti-dilutive. Dilutive effect for the EPS in 2003 was no longer computed.

See accompanying Notes to Consolidated Financial Statements.

JG SUMMIT HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Years Ended December 31					
	2003		2002 (As restated)		2001 (As restated)	
	In Shares	Amounts	In Shares	Amounts	In Shares	Amounts
COMMON SHARES - ₱1 par value						
Authorized	14,850,800,000	₱14,850,800,000	14,850,800,000	₱14,850,800,000	14,850,800,000	₱14,850,800,000
Issued:						
Balance at beginning of year	6,895,273,657	6,895,273,657	6,895,273,657	6,895,273,657	6,277,347,185	6,277,347,185
Stock dividends (Note 16)	–	–	–	–	617,926,472	617,926,472
Balance at end of year	6,895,273,657	6,895,273,657	6,895,273,657	6,895,273,657	6,895,273,657	6,895,273,657
ADDITIONAL PAID-IN CAPITAL		5,961,714,437		5,961,714,437		5,961,714,437
CUMULATIVE TRANSLATION ADJUSTMENTS						
Balance at beginning of year		894,923,390		711,472,824		274,409,044
Adjustments during the year		315,534,911		183,450,566		437,063,780
Balance at end of year		1,210,458,301		894,923,390		711,472,824
RETAINED EARNINGS (Note 16)						
Appropriated:						
Balance at beginning of year		8,827,315,950		–		–
Reversal of appropriated retained earnings		(8,827,315,950)		–		–
Transfer from unappropriated retained earnings		8,000,000,000		8,827,315,950		–
		8,000,000,000		8,827,315,950		–
Unappropriated:						
Balance at beginning of year						
As previously reported		42,652,457,701		40,498,891,905		38,930,550,318

(Forward)

	Years Ended December 31					
	2003		2002 (As restated)		2001 (As restated)	
	In Shares	**Amounts**	In Shares	Amounts	In Shares	Amounts
Effect of change in accounting for:						
Preoperating expenses (Note 2)		**(₱682,435,724)**		(₱704,997,315)		(₱775,303,821)
Provisions (Note 2)		**979,939,371**		883,730,899		875,328,385
As restated		**42,949,961,348**		40,677,625,489		39,030,574,882
Net income		**2,135,279,178**		2,476,251,655		2,388,562,383
Transfer to appropriated retained earnings		**(8,000,000,000)**		(8,827,315,950)		–
Stock dividends - 10%		–		–		(617,926,472)
Cash dividends - ₱0.03 per share in 2003 and 2002 and ₱0.02 per share in 2001		**(203,915,750)**		(203,915,796)		(123,585,304)
Balance at end of year		**36,881,324,776**		34,122,645,398		40,677,625,489
		44,881,324,776		42,949,961,348		40,677,625,489
TREASURY SHARES (Note 16)	**(98,082,000)**	**(721,848,289)**	(98,082,000)	(721,848,289)	(98,082,000)	(721,848,289)
		₱58,226,922,882		₱55,980,024,543		₱53,524,238,118

See accompanying Notes to Consolidated Financial Statements.

JG SUMMIT HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31		
	2003	2002 (As restated)	2001 (As restated)
CASH FLOWS FROM OPERATING ACTIVITIES			
Income before income tax and net earnings (losses) applicable to minority interest	₱1,899,114,003	₱3,320,113,799	₱3,585,928,637
Adjustments to reconcile income before income tax and net earnings (losses) applicable to operating income before changes in operating accounts:			
Depreciation	6,517,247,022	6,141,837,086	5,748,253,291
Interest expense	4,941,556,515	4,848,805,188	4,669,091,313
Interest income	(2,697,826,692)	(3,243,489,449)	(3,241,088,166)
Equity in net earnings of associates (including goodwill amortization)	(720,351,722)	(649,724,910)	(504,645,402)
Provision for doubtful accounts	655,107,809	672,974,852	634,424,064
Provision for (recovery from) decline in value of marketable equity securities and temporary cash investments	(378,456,549)	104,580,252	414,223,964
Amortization	220,775,089	521,929,737	477,178,886
Provision for inventory losses	43,119,998	132,690,871	18,896,968
Gain on repurchase of bonds	(12,576,520)	(7,503,350)	(157,036,323)
Unrealized foreign exchange gain	(8,348,429)	(122,020,199)	(143,790,115)
Loss on sale of equity investments	–	202,222,697	–
Operating income before changes in operating accounts	10,459,360,524	11,922,416,574	11,501,437,117
Decrease (increase) in:			
Receivables	(2,188,798,652)	(891,008,144)	(1,195,713,853)
Inventories	303,449,311	1,184,969,229	(2,305,759,883)
Other current assets	(822,859,247)	239,919,083	(300,526,840)
Other assets	1,656,361,846	(1,756,891,176)	(520,799,193)
Increase (decrease) in:			
Accounts payable and accrued expenses	957,662,802	3,263,854,113	(1,006,286,786)
Customers' deposits and other current liabilities	638,140,554	1,139,824,611	431,249,210
Estimated liability for aircraft maintenance			
Net cash generated from operations	11,003,317,138	15,103,084,290	6,603,599,772
Interest received	2,697,826,693	3,243,489,449	2,452,947,345
Interest paid	(4,941,556,516)	(4,848,805,188)	(2,340,040,111)
Income taxes paid	(506,829,810)	(733,320,851)	(519,904,932)
Net cash provided by operating activities	8,252,757,505	12,764,447,700	6,196,602,074
CASH FLOWS FROM INVESTING ACTIVITIES			
Decrease (increase) in:			
Temporary investments	(16,059,004,029)	5,677,757,388	(2,979,722,634)
Investments in real properties	(1,258,695,059)	(2,210,627,059)	(2,260,946,290)
Investments in associates and advances	75,172,123	594,933,358	59,772,287

(Forward)

		Years Ended December 31	
	2003	2002 (As restated)	2001 (As restated)
Decrease (increase) in:			
Property, plant and equipment	(₱13,830,465,870)	(₱10,449,573,453)	(₱10,644,299,788)
Deferred credits			
Cash dividends received	–	–	220,000,000
Net cash used in investing activities	(31,072,992,835)	(6,387,509,766)	(15,605,196,425)
CASH FLOWS FROM FINANCING ACTIVITIES			
Cash dividends paid	(203,915,750)	(203,915,796)	(123,585,304)
Increase (decrease) in:			
Long-term debt	23,194,205,293	(989,408,440)	(905,481,952)
Notes payable	1,131,711,498	(1,343,982,671)	8,042,121,288
Due to affiliated companies and other liabilities	(1,255,833,209)	2,101,907,565	344,826,628
Minority interest in consolidated subsidiaries	1,925,231,224	(1,345,763,681)	(150,864,197)
Net cash provided by (used in) financing activities	24,791,399,056	(1,781,163,023)	7,207,016,463
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	1,971,163,726	4,595,774,911	(2,201,577,888)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	8,059,423,759	3,463,648,848	5,665,226,736
CASH AND CASH EQUIVALENTS AT END OF YEAR	₱10,030,587,485	₱8,059,423,759	₱3,463,648,848

See accompanying Notes to Consolidated Financial Statements.

JG SUMMIT HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. General Information

JG Summit Holdings, Inc. (the Company) was incorporated in the Republic of the Philippines on November 23, 1990 and listed on the Philippine Stock Exchange on August 9, 1993.

The Company is the holding company of the JG Summit Group (the Group), with principal business interests in branded consumer foods, agro-industrial and commodity food products, real property development, hotels, textiles, banking and financial services, telecommunications, petrochemicals, air transportation and power generation. In addition, the Company has business interests in other sectors, including printing, packaging and printed circuit board manufacturing.

The Company, through its subsidiaries, conducts business throughout the Philippines, but primarily in and around Metro Manila where it is based, and in the regions of Visayas and Mindanao. The Company also has branded food businesses in the People's Republic of China and the Association of Southeast Asian Nations region, and an interest in a property development business in Singapore.

The Company's registered office address and principal place of business is at the 43rd Floor, Robinsons-Equitable Tower, ADB Avenue corner Poveda Road, Pasig City.

The Company's and its consolidated subsidiaries' employees averaged at 14,351 in 2003 and 14,475 in 2002.

The accompanying consolidated financial statements of JG Summit Holdings, Inc. and Subsidiaries were authorized for issue by the Audit Committee and the Board of Directors (BOD) on April 13, 2004.

2. Summary of Significant Accounting Policies

Basis of Financial Statement Preparation
The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the Philippines (Philippine GAAP) using the historical cost convention, except for certain derivative instruments that are carried at fair value.

Changes in Accounting Policies
On January 1, 2003, the Group adopted the following accounting standards:

- Statement of Financial Accounting Standards (SFAS) 8/International Accounting Standard (IAS) 8, *Deferred Foreign Exchange Differences*, eliminates the deferral of foreign exchange losses arising from long-term monetary items. In previous years, such foreign exchange losses were deferred and amortized. The adoption of this standard has no material impact on the accompanying consolidated financial statements.

- SFAS 10/ IAS 10, *Events After the Balance Sheet Date*, prescribes the accounting and disclosures related to adjusting and non-adjusting subsequent events. Additional disclosures required by the standard were included in the financial statements, principally the date of authorization for issuance of the financial statements.

- SFAS 22/IAS 22, *Business Combinations*, requires that an acquisition where an acquirer can be identified should be accounted for by the purchase method. Any goodwill arising from the acquisition should be amortized generally over 20 years and reviewed for impairment. The adoption of this standard has no effect on the Group's goodwill amortization on its investments in investees carried at equity method since existing goodwill is amortized over a period not exceeding 20 years.

- SFAS 37/IAS 37, *Provisions, Contingent Liabilities and Contingent Assets*, provides the criteria for the recognition and bases for measurement of provisions, contingent liabilities and contingent assets. Accordingly, certain subsidiaries changed their method of accounting for provisions, contingent liabilities and contingent assets.

- SFAS 38/IAS 38, *Intangible Assets*, establishes the criteria for the recognition and measurement of intangible assets. It also requires that expenditures on research, start-up, training, advertising and relocation be expensed as incurred. Accordingly, certain subsidiaries changed their method of accounting for developmental and preoperating expenses and reversed their unamortized developmental and preoperating expenses to conform to the standard. Previously, such expenses were deferred and amortized.

Adoption of SFAS 37/IAS 37 and SFAS 38/IAS 38 in 2003 resulted to an increase in net income amounting to ₱118.7 million and ₱78.7 million in 2003 and 2002, respectively. The effect of the change was accounted for retroactively and the comparative consolidated financial statements for 2002 and 2001 have been restated.

<u>New Accounting Standards Subsequent to 2003</u>
The Accounting Standards Council has approved certain new accounting standards that will be effective subsequent to 2003. The standards relevant to the financial statements of the Group follow:

- SFAS 12/ IAS 12, *Income Taxes*, effective in 2004, prescribes the accounting treatment for current and deferred income taxes. The standard requires the use of a balance sheet liability method in accounting for deferred income taxes. It requires the recognition of a deferred tax liability and, subject to certain conditions, deferred tax asset for all temporary differences with certain exceptions. The standard provides for the recognition of a deferred tax asset when it is probable that taxable income will be available against which the deferred tax asset can be used. It also provides for the recognition of a deferred tax liability with respect to asset revaluations.

- SFAS 17/IAS 17, *Leases*, effective in 2004, prescribes the accounting policies and disclosures applicable to finance and operating leases. Finance leases are those that transfer substantially all risks and rewards of ownership to the lessee.

A lessor is required to record finance leases as receivables at an amount equal to the net investment in the lease. Lease income should be recognized on the basis of a constant periodic rate of return on the lessor's outstanding net investment. A lessor should present as an asset and depreciate accordingly assets that are subject to operating leases. Rental income from operating leases should be recognized by the lessor on a straight-line basis over the lease term unless another systematic basis is more representative of the time pattern of the user's benefit.

- SFAS 21/IAS 21, *The Effects of Changes in Foreign Exchange Rates*, effective in 2005, provides restrictive conditions for the capitalization of foreign exchange losses. Accordingly, certain companies within the Group will no longer be able to capitalize foreign exchange differentials effective January 1, 2005. On such date, any remaining balance of the capitalized foreign exchange differentials, except for the interest differential component of capitalized foreign exchange losses representing borrowing costs (see Note 10) will be adjusted retroactively against retained earnings and comparative consolidated financial statements will be restated. Capitalizable borrowing costs during the construction period shall continue to be capitalized to the property, plant and equipment account. As of December 31, 2003, the undepreciated capitalized foreign exchange losses amounted to ₱5,889.7 million (see Note 10).

The Group will adopt the foregoing new standards when they become effective. The Group has not yet determined the financial impact of the adoption of these standards.

Basis of Consolidation

The consolidated financial statements include the financial statements of the Company and the following wholly and majority-owned subsidiaries:

	Effective Percentage of Ownership	
Subsidiaries	**2003**	2002
Food:		
Universal Robina Corporation (URC) and Subsidiaries	**86.12**	88.64
Telecommunications:		
Digital Telecommunications Philippines, Inc. and Subsidiaries (DIGITEL)	**49.90**	49.91
Air Transportation:		
Cebu Air, Inc. (CAI)	**100.00**	100.00
CP Air Holdings, Inc.	**100.00**	100.00
Petrochemicals:		
JG Summit Petrochemical Corporation (JGSPC)	**82.28**	80.00
Real Estate and Hotels:		
Robinsons Land Corporation (RLC) and Subsidiaries	**91.89**	92.03
Adia Development and Management Corporation	**100.00**	100.00
International Capital and Financial Services:		
Express Holdings, Inc. (EHI) and a Subsidiary	**100.00**	100.00

(Forward)

Subsidiaries	Effective Percentage of Ownership 2003	2002
JG Summit Capital Services Corp. (JGSCSC) and Subsidiaries	**100.00**	100.00
JG Summit (Cayman), Ltd. (JGSCL)	**100.00**	100.00
JG Summit Philippines Ltd. (JGSPL) and Subsidiaries	**100.00**	100.00
JG Summit Limited (JGSL)	**100.00**	100.00
Textiles:		
Litton Mills, Inc.	**100.00**	100.00
Westpoint Industrial Mills Corporation	**100.00**	100.00
Supplementary Businesses:		
Cebu Pacific Manufacturing Corporation	**100.00**	100.00
Hello Snack Foods Corporation	**100.00**	100.00
JG Cement Corporation	**100.00**	100.00
Premiere Printing Company, Inc.	**100.00**	100.00
Savannah Industrial Corporation	**100.00**	100.00
Terai Industrial Corporation	**100.00**	100.00
Unicon Insurance Brokers Corporation	**100.00**	100.00
Cambridge Electronics Corporation (CEC)	–	100.00

On August 9, 2001, DIGITEL established Digitel Capital Philippines, Ltd. (DCPL), a wholly owned subsidiary, which will engage in any activity allowed under any law of the British Virgin Islands. As of December 31, 2003, DCPL has not yet started commercial operations.

On September 18, 2001, DIGITEL established Digitel Mobile Philippines Inc. (DMPI), a wholly owned subsidiary, which will provide wire and wireless public and private telecommunication services.

On July 24, 2002, the Company's BOD approved the recommendation by management to convert its debt into equity in its 80%-owned subsidiary, JGSPC. In 2003, the Company entered into a Restructuring Agreement with JGSPC and Marubeni Corporation, the other stockholder of JGSPC, to undertake the quasi-reorganization of JGSPC. The quasi-reorganization of JGSPC, which was approved by the Securities and Exchange Commission (SEC) on September 30, 2003, increased the equity ownership of the Company in JGSPC to 82.28%.

On July 11, 2003, the BOD of CEC approved the closure of CEC. With such closure, CEC is no longer consolidated and the investment therein is accounted for at cost as of December 31, 2003. Prior year consolidated financial statements were not restated.

The excess of cost of an acquisition over the Company's interest in the fair value of the net identifiable assets and liabilities acquired as of the date of exchange transaction is recorded as goodwill and recognized as an asset in the consolidated balance sheets. With respect to investments in associates, goodwill is included in the carrying amount of the investments. Goodwill is carried at cost less accumulated amortization and accumulated impairment losses and is amortized on a straight-line basis over a period of 10 to 20 years.

Negative goodwill represents the unamortized balance of the net excess of equity in fair value of net assets at dates of acquisition over costs relating to the acquisition of shares of stock of certain consolidated subsidiaries. Negative goodwill is presented in the same balance sheet classification as goodwill.

Under Philippine GAAP, it is acceptable to use, for consolidation purposes, the financial statements of subsidiaries for fiscal periods differing from that of the Company if the difference is not more than three months. Subsidiaries in the following businesses have a financial year-end of September 30: food, textiles, real estate and hotels, petrochemicals and substantially all subsidiaries in supplementary businesses.

Except as stated otherwise, consolidated financial statements are prepared using uniform accounting policies for like transactions and other events in similar circumstances. All significant intercompany transactions and balances are eliminated in consolidation.

Revenue and Cost Recognition

Revenue is recognized when it is probable that the economic benefits associated with the transaction will flow to the Group and the amount can be reliably measured. The Group recognizes revenue when goods are shipped to the buyer. Revenues are measured at the fair value of the consideration received or receivable, net of any trade discounts and volume rebates.

Service fees from tolling activities are recognized as revenue when the related services have been rendered.

Revenues from a subsidiary's telecommunications operations include the value of all telecommunications services provided, net of free usage allocations, discounts and promotions credited to the subscribers' bills. Revenues are recognized when earned and stated net of the share of other foreign and local carriers and content providers, if any, under existing correspondence and interconnection, and settlement agreements. Telecommunications services provided to postpaid subscribers are billed throughout the month according to the bill cycle of subscribers. As a result of bill cycle cut-off, service revenues earned but not yet billed at end of month are estimated and accrued. These estimates are based on actual usage less estimated free usage using historical ratio of free over billable usage.

Inbound revenues and outbound charges are based on agreed transit and termination rates with other foreign and local carriers and content providers. Inbound revenues represent settlement received from telecommunications providers who sent traffic to the subsidiary's network, while outbound charges represent settlement to telecommunications providers for traffic originating from the subsidiary's network. Uncollected inbound revenues are included under the Receivables - net account in the consolidated balance sheets, while unpaid outbound charges are included under the Accounts payable and accrued expenses account in the consolidated balance sheets.

Both the inbound revenues and outbound charges are accrued based on actual volume of traffic monitored by the subsidiary from the switch. Adjustments are made to the accrued amount for discrepancies between the traffic volume per the subsidiary's records and per records of other carriers. The adjustments are recognized as these are determined and are mutually agreed on by the parties.

Installation fees received from landline subscribers are also credited to the Revenues account in the consolidated statements of income. The related labor costs on installation, which exceed the installation fees, are also charged to operations.

Proceeds from sale of handsets, phonekits, accessories and subscriber identity module cards/packs and one-time registration fees received from certain mobile subscribers are also included under the Revenues accounts in the consolidated statements of income.

The proceeds from sale of prepaid cards are initially recognized as deferred revenues shown under Accounts payable and accrued expenses account in the consolidated balance sheets. Revenue is realized upon actual usage of the airtime value of the card, net of free service allocation, or expiration of the unused value of the card, whichever comes earlier. Interconnection fees and charges arising from the actual usage of prepaid cards are recorded as incurred.

Unearned discounts are recognized as income over the life of the loan using the interest method. Interest income on nondiscounted receivables is recognized based on the accrual method of accounting, except in the case of nonaccruing receivables. Interest income in these nonaccruing loans is recognized upon actual collection.

Loan commitment fees are recognized as earned over the terms of the credit lines granted to each borrower.

Service charges and penalties are recognized only upon collection or are accrued when there is reasonable degree of certainty as to its collectibility.

Passenger ticket and cargo waybill sales are recorded as a current liability in the Unearned Revenue account until recognized as revenue when the transportation service is provided. Revenue from charter flights and excess baggage are immediately recognized as revenue when the transportation service is provided.

Real estate sales of a subsidiary are generally accounted for under the full accrual method. Under this method, the gain on sale is recognized when: (a) the collectibility of the sales price is reasonably assured; (b) the earnings process is virtually complete; and, (c) the seller does not have a substantial continuing involvement with the subject properties. The collectibility of the sales price is considered reasonably assured when (a) the buyers have actually confirmed their acceptance of the related loan applications after the same have been delivered to and approved by either the banks or other financing institutions for externally-financed accounts; or (b) the full downpayment comprising a substantial portion of the contract price is received and the capacity to pay and credit worthiness of buyers have been reasonably established for sales under the deferred cash payment arrangement. When a sale does not meet the requirements for income recognition, gain is deferred until such requirements are met.

Real estate sales where the subsidiary has material obligations under the sales contracts to provide improvements after the subject properties are sold are accounted for under the percentage-of-completion method. Under this method, the gain on sale is recognized as the related obligations are fulfilled.

If any of the criteria under the full accrual method or the percentage-of-completion method is not met, the deposit method is applied until all the conditions for recording a sale are met. Pending recognition of sale, cash received from buyers are presented under the Customers' deposits and other liabilities account in the consolidated balance sheets.

Cost of subdivision land, condominium and residential units sold before completion of the project is determined based on actual costs and project estimates of contractors and technical staff.

The cost to complete the development of sold subdivision land, condominium and residential units presented under the Estimated land development costs account in the consolidated balance sheets. Interest costs on loans which are directly attributable to the construction are capitalized, while the development is in progress.

A subsidiary leases out its commercial real estate properties to others through operating leases. Rental income on leased properties is recognized as earned based on the terms of the lease contracts.

Revenues from hotel operations are recognized when services are rendered. Revenues from banquets and other special events are recognized when the events take place. Rental income on leased areas of the hotel is recognized as earned based on the terms of the lease contracts.

Deferred Commissions and Subsidies

Subscriber acquisition costs pertaining to postpaid subscriptions which primarily include commissions and handset subsidy, are deferred and amortized over the base contract period, which is 24 months from the date in which they are incurred. Deferred commissions and subsidies are shown under the Other assets account in the consolidated balance sheets. The related amortizations of subscriber acquisition costs are charged against current operations.

The subsidiary performs an overall realizability test to support the deferral of the subscriber acquisition costs. An overall realizability test, a basis to estimate net cash inflow, is done by determining the minimum contractual revenue after deduction of direct costs associated with the service contract over the base contract period. This is in accordance with the provisions of Financial Accounting Standards Board, SFAS No. 91, *Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases*, (as explained in the Staff Accounting Bulletin (SAB) No. 104, *Topic 13: Revenue Recognition*) which provides that costs can be deferred and amortized if there is a nonrefundable contract or a reliable basis for estimating net cash inflows under a revenue producing contract which exists to provide a basis for recovery of incremental direct costs.

Cash and Cash Equivalents

Cash includes cash on hand and in banks. Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash with original maturities of three months or less from dates of placements and that are subject to insignificant risk of change in value.

Receivables

Receivables are recognized and carried at original invoice amount or outstanding principal balance less allowances for probable losses and unearned discounts.

Finance receivables are classified as nonaccruing or nonperforming in accordance with Bangko Sentral ng Pilipinas (BSP) regulations, or when, in the opinion of management, collection of interest or principal is doubtful. Finance receivables are not reclassified as accruing until interest and principal payments are brought current or the loans are restructured in accordance with existing BSP regulations, and future payments appear assured.

Temporary Investments
Temporary investments are comprised of long-term debt securities and marketable equity securities. Investments in marketable equity securities are stated at lower of cost or market. Unrealized and realized gains and losses on decline in market value are accounted for directly to current operations.

Inventories
Inventories are valued at the lower of cost or net realizable value, after allowance for inventory obsolescence. Costs incurred in bringing each product to its present location and condition are generally accounted for as follows:

> Finished goods, work-in-process raw materials and packaging materials - determined using the average method; cost includes direct materials and labor and a proportion of manufacturing overhead costs based on normal operating capacity.
>
> Materials in-transit - purchase cost on a specific identification basis.
>
> Spare parts and other supplies - determined using the first-in, first-out method.

Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and estimated costs necessary to make the sale.

An allowance for inventory losses is provided for slow-moving, obsolete and defective inventories based on management's physical inspection and evaluation. When inventories are sold, the cost and related allowance are removed from the accounts and the difference is charged to operations.

Investments in Associates
Investments in associates are accounted for under the equity method of accounting. An associate is an entity in which the Company and its subsidiaries have a significant influence and which is neither a subsidiary nor a joint venture.

Investments in associates are carried in the consolidated balance sheets at cost plus post-acquisition changes in the Company's and its subsidiaries' share in the net assets of the associates, less any impairment in value. The consolidated statements of income reflect the Company's and its subsidiaries' share in the results of operations of the associates. Unrealized gains arising from intercompany transactions are eliminated to the extent of the Company's and its subsidiaries' interest thereon. Unrealized losses are eliminated similarly but only to the extent of the Company's and its subsidiaries share thereon. Dividends received are treated as a reduction in the carrying values of the investments.

The Company's and its subsidiaries investments in associates include goodwill on acquisition (net of any accumulated amortization and any impairment in value). Goodwill represents the excess of the cost of acquisition over the fair value of identifiable net assets of the investee at the date of acquisition which is not identifiable to specific assets. Goodwill is amortized on a straight-line basis over a 10 to 20-year period. Goodwill is reviewed for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable.

Amortization of goodwill is included under the Equity in net earnings of associates account in the consolidated statements of income.

Investments in the following associates are accounted for under the equity method:

Affiliates	Effective Percentages of Ownership 2003	2002
Sterling Holdings and Security Corporation	49.00	49.00
Hunt-Universal Robina Corporation	43.06	44.32
Joyco-Universal Robina Corporation	43.06	44.32
Jobstreet.com Philippines, Inc.	40.00	40.00
United Industrial Corp., Limited (UIC Limited)	25.12	25.12
Bayantrade Dotcom, Inc.	20.50	20.50
First Private Power Corporation	20.00	20.00
Cebu Light Industrial Park, Inc.	20.00	20.00
Cambridge Multi-Chem Electronics Corporation	–	50.00
Cambridge Electronics Europe, Ltd.	–	20.00

Investment in shares of stock of companies in which the Company and its subsidiaries do not exercise significant influence are carried at cost less any substantial and presumably permanent decline in aggregate carrying values of these investments.

Investments in Real Properties

Investments in land are carried at cost less any impairment in value. Land improvements and buildings are carried at cost less accumulated depreciation and impairment in value, if any. All costs that are directly attributable to the construction of the building are capitalized, including interest incurred during the construction period. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, as follows:

Land improvements	10 years
Building and improvements	20 years

Property, Plant and Equipment

Property, plant and equipment and capital leases are carried at cost less accumulated depreciation and amortization and, any impairment in value.

The initial cost of property, plant and equipment comprises its purchase price, including import duties and non-refundable purchase taxes and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Cost also includes the cost of borrowed funds used during construction and installation of significant property, plant and equipment and foreign exchange differential arising from restatement to prevailing exchange rate of foreign currency denominated liabilities related to the acquisition of property. Expenditures incurred after the property, plant and equipment have been put into operation, such as repairs and maintenance and overhaul costs, are normally charged to income in the period the costs are incurred. In situations where it can be clearly demonstrated that the expenditures have resulted in an increase in the future economic benefits expected to be obtained from the use of an item of property, plant and equipment beyond its originally assessed standard of performance, the expenditures are capitalized as an additional cost of property, plant and equipment. When assets are retired or otherwise disposed of, both the cost and the related accumulated depreciation, amortization and any impairment losses are removed from the accounts, and any resulting gain or loss is credited or charged to current operations.

Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets, as follows.

Land improvements	10 to 40 years
Building and improvements	10 to 50 years *
Machinery and equipment	4 to 50 years *
Outside plant facilities	15 years
Investments in cable facilities	15 years
Central office equipment	15 years
Furniture, fixtures and equipment	5 years
Transportation equipment	5 years
Flight equipment and others	5 years
Leased facilities	3 years

* *Revised*

The useful life and the depreciation and amortization method are reviewed periodically to ensure that the period and method of depreciation and amortization are consistent with the expected pattern of economic benefits from items of property, plant and equipment.

As a result of the periodic review of the estimated useful lives and depreciation methods applied to property, plant and equipment, the management of a subsidiary concluded that there has been a significant change in the expected pattern of economic benefits from machinery and equipment and buildings of the subsidiary. The subsidiary prospectively revised the estimated useful lives of machinery and equipment from 30 years to 50 years and buildings from 40 years to 50 years. The change was accounted for as change in accounting estimate (see Note 10).

Projects under construction represent properties under construction and are stated at cost. This includes cost of construction, borrowing costs and other direct costs. Projects under construction are transferred to the related property and equipment account when the construction or installation and related activities necessary to prepare the property and equipment for their intended use are complete and ready for service. Projects under construction are not depreciated until such time as the relevant assets are complete and put into operational use.

Starting January 1, 2003, in accordance with the provisions of Standing Interpretations Committee (SIC) - 23, *Property, Plant and Equipment - Major Inspection or Overhaul Costs*, the cost of major inspection or overhaul of an item of property and equipment of a certain subsidiary occurring at regular intervals over the useful life of the asset and made to allow the continued use of the asset should be capitalized and accounted for as a component of the asset when (a) the subsidiary has identified as a separate component of the asset an amount representing major inspection or overhaul and has already depreciated that component to reflect the consumption of benefits which are replaced or restored by the subsequent major inspection or overhaul; (b) it is probable that future economic benefits associated with the asset will flow to the subsidiary; and (c) the cost of the major inspection or overhaul to the enterprise can be measured reliably (see Changes in Accounting Policies - SFAS 37/IAS 37, *Provisions, Contingent Liabilities and Contingent Assets*).

<u>Impairment of Assets</u>
An assessment is made at each balance sheet date of whether there is any indication of impairment of any long-lived asset and intangible asset, or whether there is any indication that an impairment

loss previously recognized for an asset in prior years may no longer exist or may have decreased. If any such indication exists and where the carrying values exceed the estimated recoverable amounts, the assets or cash-generating unit are written down to their recoverable amounts. An asset's recoverable amount is calculated as the higher of the asset's value in use or its net selling price.

An impairment loss is recognized only if the carrying amount of an asset exceeds its recoverable amount. An impairment loss is charged to the profit and loss account in the year in which it arises.

A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the recoverable amount of an asset, but not to an amount higher than the carrying amount that would have been determined (net of any depreciation and amortization) had no impairment loss been recognized for the asset in prior years. A reversal of an impairment loss is credited to current operations.

Debt Issuance Expenses

Underwriting fees and other expenses incurred in connection with the issuance of bonds and notes are deferred and are amortized over the lives of the respective debt securities issued. Debt issuance expenses are included in the Other assets account in the consolidated balance sheets.

Provisions

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where the Group expects a provision to be reimbursed, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain.

Borrowing Costs

Borrowing costs are generally expensed as incurred. Interest and other finance costs incurred during the construction period on borrowings used to finance property development (included under subdivision land and condominium and residential units for sale, investments in land and improvements and buildings and property, plant and equipment) are capitalized to the appropriate asset accounts. Capitalization of borrowing costs commences when the activities to prepare the asset are in progress and expenditures and borrowing costs are being incurred. The capitalization of these borrowing costs ceases when substantially all the activities necessary to prepare the asset for sale or its intended use are complete. If the carrying amount of the asset exceeds its recoverable amount, an impairment loss is recorded. Capitalized borrowing cost is based on the applicable weighted average borrowing rate.

Foreign Currency Translation/Transactions

In the preparation of consolidated financial statements, the financial statements of foreign subsidiaries which are regarded as foreign entities are translated using the current rate method. Under this method, all assets and liabilities are translated using the closing exchange rates prevailing at balance sheet date, and revenues and expenses at the average exchange rate for the year. The resulting translation adjustments are reflected under the Accumulated translation adjustments account in the consolidated statements of changes in stockholders' equity.

Transactions denominated in foreign currencies during the year are recorded in the respective functional currencies of the Company and its subsidiaries using exchange rates prevailing at

transaction dates. Foreign currency-denominated monetary assets and liabilities are restated using the closing exchange rates at balance sheet date. Exchange gains or losses arising from foreign currency transactions are credited or charged to current operations, except as stated below.

Additionally, under Philippine GAAP, any exchange difference that result from a devaluation or from depreciation of a currency against which there is no practical means of hedging and that affect liabilities arising directly on the acquisition of assets invoiced and payable in foreign currency is included in the carrying amount of the related assets.

Consistent with Philippine GAAP, the Group capitalizes as part of the cost of the assets acquired or constructed, foreign exchange translation adjustments on foreign currency liabilities incurred in the acquisition and construction of property, plant and equipment.

Retirement Costs

Certain subsidiaries' retirement costs are determined using various methods such as the attained age cost method and age actuarial cost method which reflects the services rendered by the employees to the date of valuation and incorporates assumptions concerning employees' projected salaries. Unrecognized experience adjustments and past service costs are amortized over the expected remaining working lives of the employees. On the other hand, the Company and the other subsidiaries and associates accrue estimated retirement costs to meet the provisions of Republic Act (RA) No. 7641.

Income Taxes

The Group follows the balance sheet liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial reporting bases of assets and liabilities and their related tax bases, the carryforward benefits of the excess of minimum corporate income tax (MCIT) over regular corporate income tax and the tax effect of net operating loss carryover (NOLCO). The MCIT may be applied against income tax liability for the next three years, while NOLCO may be claimed as tax deductions within the next three years. Deferred tax assets and liabilities are measured using the tax rate applicable to taxable income in the years in which those temporary differences are expected to be recovered or settled, and MCIT and NOLCO are expected to be applied. A valuation allowance is provided for the portion of deferred tax assets, if any, which is not expected to be realized in the future.

Earnings Per Share

Basic earnings per share (EPS) is computed by dividing net income applicable to common stock (net income less dividends on preferred stock) by the weighted average number of common shares issued and outstanding during the year, adjusted for any subsequent stock dividends declared. Diluted EPS is computed by dividing net income applicable to common stock plus interest and amortization expense (net of income tax) on securities assumed to be converted by the weighted average number of common shares issued and outstanding during the year after giving effect to assumed conversion of potential common shares and the retroactive effect of stock dividends declared.

Derivative Instruments

Certain subsidiaries use forward exchange contracts and cross-currency swaps with varying maturities. These foreign exchange transactions are entered into as a means of managing well-defined foreign currency risks and providing greater flexibility in managing cash flows.

Translation gains or losses on these foreign exchange transactions are computed by multiplying the forward/swap notional amounts by the difference between the spot exchange rates prevailing on balance sheet date and the spot exchange rates on the contract inception date (or the last reporting date). The resulting translation gains or losses are offset against the translation losses or gains on the underlying hedged transactions. Any premium or discount is amortized over the period of the contract and charged or credited to current operations. Net interest income/expense on cross-currency swaps is accrued as of balance sheet date.

Certain subsidiaries are party to various derivative contracts which are entered into for trading purposes. These are marked to fair value with the changes in fair value accounted for directly through earnings. Amounts contracted are recorded as contingent accounts which are not included in the statements of condition. Realized and unrealized gains and losses on such contracts are recognized as current income or expense.

Segments

The Group's operating businesses are organized and managed separately according to the nature of the products and services provided, with each segment representing a strategic business unit that offers different products and serves different markets. Financial information on business segments is presented in Note 25.

Contingencies

Contingent liabilities are not recognized in the consolidated financial statements. They are disclosed unless the possibility of an outflow of resources embodying economic benefits is remote.

A contingent asset is not recognized in the financial statements but disclosed when an inflow of economic benefits is probable.

Subsequent Events

Post-year-end events that provide additional information about the Group's position at the balance sheet date (adjusting events) are reflected in the consolidated financial statements. Post-year-end events that are not adjusting events are disclosed in the notes to the consolidated financial statements, when material.

3. Cash and Cash Equivalents

Cash and cash equivalents consist of the following:

	2003	2002
Cash on hand and in banks (Note 22)	**₱2,305,311,245**	₱4,185,461,864
Money market placements	**7,725,276,240**	3,873,961,895
	₱10,030,587,485	₱8,059,423,759

Cash in banks earns interest at the respective bank deposit rates. Money market placements are made for varying periods depending on the immediate cash requirements of the Group, and earn interest at the respective short-term investment rates.

4. Temporary Investments

This account includes investments in foreign bonds amounting to ₱23,433.8 million in 2003 and ₱9,323.3 million in 2002, net of allowance for market decline of ₱2,182.3 million in 2003 and ₱2,198.1 million in 2002.

This account also includes marketable securities subject of sold put options with an aggregate notional amount of US$25.0 million in 2003. The net mark-to-market change on these options amounting to ₱21.4 million loss is included in the net income for the period. The total mark-to-market value of outstanding sold put options as of December 31, 2003 amounted to ₱59.4 million.

5. Receivables

Receivables consists of:

	2003	2002
Trade receivables	**₱8,704,367,644**	₱8,450,057,490
Related parties (Note 22)	**3,129,048,707**	2,960,622,342
Finance receivables - net of unearned income	**2,050,869,406**	1,954,574,146
Interest receivable	**1,510,047,971**	828,580,584
Advances to suppliers	**558,434,494**	535,624,837
Other receivables	**1,706,704,330**	1,155,541,182
	17,659,472,552	15,885,000,581
Less allowance for probable losses	**1,430,228,139**	1,189,447,011
	₱16,229,244,413	₱14,695,553,570

Finance receivables represent receivables from customers of Robinsons Savings Bank (RSB) Corp., a subsidiary of JGSCSC.

6. Inventories

Inventories consist of:

	2003	2002
At cost:		
Finished goods	**₱1,851,326,351**	₱1,640,308,514
Raw materials	**1,916,538,028**	1,967,596,970
Materials in-transit	**1,014,940,404**	1,141,215,959
	4,782,804,783	4,749,121,443
At net realizable value:		
Work-in-process	**350,366,352**	378,343,409
Spare parts, packaging materials and other supplies	**2,002,054,745**	2,446,130,482

(Forward)

	2003	2002
Poultry and hog breeder stock, market stock and by-products	₱539,560,669	₱517,646,321
Subdivision land and condominium and residential units for sale	959,609,818	864,714,417
Allowance for inventory obsolescence	(116,882,846)	(91,873,242)
	3,851,591,584	4,206,834,629
	₱8,517,513,521	₱8,864,082,830

Under the terms of the agreements covering liabilities under trust receipts amounting to ₱2.6 billion in 2003 and 2002, certain inventories have been released to certain subsidiaries in trust for the banks. Certain subsidiaries are accountable to the banks for the value of the trusteed inventories or their sales proceeds.

7. Other Current Assets

This account consists of:

	2003	2002
Input tax	₱1,587,110,945	₱809,458,630
Deferred tax assets (Note 20)	796,429,317	353,286,523
Other prepaid expenses	257,964,669	207,177,153
Prepaid insurance	116,597,104	90,826,352
Deferred expenses	115,685,867	112,955,207
Other current assets	31,567,564	65,649,561
	₱2,905,355,466	₱1,639,353,426

Deferred expenses represent off-milling costs incurred by certain subsidiaries during the year, which are applicable to the next crop year. These costs will be charged to production costs when regular milling for the next crop year commences.

8. Investments in Associates and Advances

This account consists of investments in:

	2003	2002 (As restated)
At equity:		
Acquisition cost	₱11,657,713,849	₱11,158,399,502
Accumulated equity in net earnings:		
Balance at beginning of year		
As previously stated	1,857,143,099	1,451,321,436
Effect of change in accounting for preoperating expenses - share in reversal of unamortized preoperating expenses (Note 2)	(23,201,376)	(23,201,376)
As restated	1,833,941,723	1,428,120,060

(Forward)

	2003	2002 (As restated)
Equity in net earnings for the years, net of amortization of goodwill	720,351,722	649,724,910
Effect of change in accounting for investment in CEC from equity to cost method (Note 2)	(1,683,227)	–
Sale of investments	–	(114,129,719)
Cash dividends received	(307,214,155)	(129,773,528)
Balance at end of year	2,245,396,063	1,833,941,723
	13,903,109,912	12,992,341,225
At cost - net of allowance for decline in value ₱150.1 million in 2003 and 2002	2,180,593,572	2,023,152,836
Advances (Note 22)	1,797,080,573	1,904,575,486
	₱17,880,784,057	₱16,920,069,547

The Company's equity in the net assets of its associates and the related percentages of ownership follow:

	Percentage of Ownership		Equity in Net Assets	
	2003	2002	2003	2002
Foreign:				
UIC Limited	25.1%	25.1%	₱12,905,200,231	₱11,845,358,740
Digitel Crossing	40.0%	40.0%	275,783,876	286,341,968
Domestic:				
First Private Power Corporation	20.0%	20.0%	401,480,748	435,021,956
Others	Various	Various	320,645,057	425,618,561
			₱13,903,109,912	₱12,992,341,225

Financial information of a significant associate (amounts in millions, except EPS):

UIC Limited	2003	2002
Total current assets	₱8,696.7	₱10,068.2
Total assets	114,854.2	117,889.3
Total current liabilities	12,478.2	13,800.5
Total liabilities	26,852.5	25,549.5
Net income	2,154.2	2,096.3
EPS	1.56	1.52

UIC Limited follows the revaluation method of valuing property, plant and equipment. Since the Group's accounting policy for the valuation of property, plant and equipment is the cost basis, the financial information above on UIC Limited represents the adjusted amounts after reversal of the effect of revaluation on the said assets.

On April 1, 2002, the Company's BOD and stockholders of EHI approved the assignment of its partnership interest in Toledo Power Corporation and the sale of its investment in Toledo Holdings Corp. to ARB Power Ventures, Inc. and Mirant (Philippines) Resources Development Corporation, respectively. The total excess of the carrying amount of investments sold over the selling price amounting to ₱52.1 million is shown as Loss on sale of investments included under Other income (expense) account in the 2002 consolidated statements of income (see Note 18).

As discussed in Note 2, the BOD of CEC approved the closure of CEC on July 11, 2003. With such closure, CEC is no longer consolidated and the investment therein is accounted for at cost as of December 31, 2003.

9. Investments in Real Properties

This account consists of investments in:

	2003	2002
Land and improvements	**₱4,216,498,239**	₱4,119,166,923
Buildings and improvements	**13,757,439,147**	12,327,631,365
	17,973,937,386	16,446,798,288
Less accumulated depreciation and amortization	**3,337,504,113**	2,660,589,839
	14,636,433,273	13,786,208,449
Construction in progress	**2,018,107,344**	1,401,480,898
	₱16,654,540,617	₱15,187,689,347

Interest expense on loans capitalized to investment in properties amounted to ₱318.0 million, ₱385.0 million and ₱445.0 million in 2003, 2002 and 2001, respectively.

On April 29, 2003, the BOD of a subsidiary authorized the closure of the hotel operations of Manila Midtown Hotel, a division of RLC, effective May 31, 2003. Costs related to the closure amounted to about ₱60.0 million.

10. Property, Plant and Equipment

Property, plant and equipment are classified as follows:

	December 31, 2002	Additions	Disposals/Others	**December 31, 2003**
Cost				
Land and improvements	₱2,390,616,991	₱17,217,376	(₱42,809,671)	**₱2,365,024,696**
Buildings and improvements	10,105,571,412	371,264,359	219,592,664	**10,696,428,435**
Outside plant facilities	11,796,589,249	101,445,000	100,951,000	**11,998,985,249**
Machinery and equipment	29,574,499,237	1,523,757,686	(761,468,662)	**30,336,788,261**
Central office equipment	9,889,651,994	158,078,000	88,005,000	**10,135,734,994**
Transportation, furnishing and other equipment	5,845,353,249	620,690,918	(100,169,276)	**6,365,874,891**
Investments in cable systems	952,531,000	32,160,000	–	**984,691,000**
Flight equipment and others	4,364,773,666	686,837,480	(1,098,215,860)	**3,953,395,286**
Construction in progress and equipment in transit	10,162,376,118	10,096,753,503	(739,272,840)	**19,519,856,781**
Leased facilities	4,419,920,840	–	–	**4,419,920,840**
	₱89,501,883,756	₱13,608,204,322	(₱2,333,387,645)	**₱100,776,700,433**

	December 31, 2002	Depreciation, Amortization and Provision for Impairment Loss	Disposals/Others	December 31, 2003
Accumulated Depreciation and Amortization and Allowance for Impairment Loss				
Land and improvements	₱230,486,148	₱40,611,341	(₱7,653,577)	₱263,443,912
Buildings and improvements	2,500,665,064	498,088,123	(21,244,471)	2,977,508,716
Outside plant facilities	3,818,246,841	770,981,400	(400)	4,589,227,841
Machinery and equipment	11,953,527,876	1,964,858,517	(327,545,501)	13,590,840,892
Central office equipment	2,741,176,207	706,726,500	(200)	3,447,902,507
Transportation, furnishing and other equipment	3,209,519,460	776,018,596	(107,386,152)	3,878,151,904
Investment in cable systems	–	12,298,000	–	12,298,000
Flight equipment and others	2,077,682,808	543,023,884	(981,767,142)	1,638,939,550
Leased facilities	2,133,386,193	315,364,000	–	2,448,750,193
	₱28,664,690,597	₱5,627,970,361	(₱1,445,597,443)	₱32,847,063,515

	2002	2003
Net Book Value		
Land and improvements	₱2,160,130,843	₱2,101,580,784
Buildings and improvements	7,604,906,348	7,718,919,719
Outside plant facilities	7,978,342,408	7,409,757,408
Machinery and equipment	17,620,971,361	16,745,947,369
Central office equipment	7,148,475,787	6,687,832,487
Transportation, furnishing and other equipment	2,635,833,789	2,487,722,987
Investment in cable systems	952,531,000	972,393,000
Flight equipment and others	2,287,090,858	2,314,455,736
Construction in progress and equipment in transit	10,162,376,118	19,519,856,781
Leased facilities	2,286,534,647	1,971,170,647
	₱60,837,193,159	₱67,929,636,918

Change in Accounting Estimates

As discussed in Note 2, as a result of the periodic review of the estimated useful lives and depreciation methods applied to property, plant and equipment, the management of a subsidiary concluded that there has been a significant change in the expected pattern of economic benefits from machinery and equipment and buildings. The subsidiary prospectively revised the estimated useful lives of machinery and equipment from 30 years to 50 years and buildings from 40 years to 50 years. The change was accounted for as a change in accounting estimates. The change in the estimated useful lives resulted in a decrease in the depreciation expense of machinery and equipment and buildings in 2003 by about ₱130.0 million and ₱9.0 million, respectively.

Sources of Funds

A significant source of financing for the subsidiaries' acquisitions of property, plant and equipment is derived from foreign loans requiring repayment in currencies other than Philippine pesos, principally United States dollars (see Note 14).

Financial Lease Agreement

The leased facilities account represents the net present value of the future lease payments covering the local exchange facilities being leased from the Department of Transportation and Communication under the Financial Lease Agreement for a term of 30 years. The corresponding lease obligation is included in Long-term Debt. The present value of future lease payments for the next five years (in millions) are as follows: 2004 - ₱175.2; 2005 - ₱168.2; 2006 - ₱158.9; 2007 - ₱148.9, 2008 - ₱140.2.

Capitalized Costs

Certain property accounts include the following capitalized costs:

a) Interest on loans

Interest charges on loans capitalized to the subsidiaries' property accounts amounted to ₱366.2 million in 2003, ₱439.9 million in 2002, and ₱527.0 million in 2001.

b) Foreign exchange losses

Capitalized foreign exchange losses (inclusive of borrowing costs) net of foreign exchange gains amounted to ₱1,224.7 million in 2003, ₱633.5 million in 2002 and ₱1,077.4 million in 2001. In light of SFAS 21/IAS 21 which is effective January 1, 2005 and which provides stringent conditions on capitalization of foreign exchange losses, management is in the process of segregating the borrowing cost component of the capitalized foreign exchange losses. Management intends to adopt SFAS 21/IAS 21 effective January 1, 2005 which means the borrowing cost component of capitalized foreign exchange losses shall be retained as part of Property, plant and equipment and the remaining balance shall be adjusted against Retained earnings. As of December 31, 2003, the unamortized foreign exchange losses amounted to about ₱5,889.7 million.

Impairment Loss

In 2003, a subsidiary booked impairment losses amounting to ₱374.0 million to record the write-down of the net book value of certain specialized machinery and equipment.

11. Other Assets

This account consists of:

	2003	2002 (As restated)
Goodwill - net	**₱1,380,572,796**	₱894,666,692
Miscellaneous deposits (Note 24)	**670,703,249**	737,944,337
Miscellaneous investments	**638,944,577**	632,703,179
Deferred commissions and subsidies	**554,468,112**	–
Bond issue costs - net (Note 14)	**545,172,355**	430,868,702
Deferred tax assets (Note 20)	**247,142,587**	415,383,983
Investment in escrow accounts	–	2,867,511,525
Others	**1,164,333,152**	1,046,861,652
	₱5,201,336,828	₱7,025,940,070

As discussed in Note 2, certain subsidiaries adopted SFAS 38/IAS 38 and accordingly reversed their unamortized deferred and preoperating expenses in order to conform to standard. Previously, such expenses were deferred and amortized. The change in accounting for developmental and preoperating expenses was accounted for retroactively and comparative statements for 2002 and 2001 have been restated. The change increased net income in 2002 and 2001 by ₱72.3 million and ₱78.7 million, respectively.

12. Accounts Payable and Accrued Expenses

This account consists of:

	2003	2002
Trade payables	₱5,729,936,743	₱4,250,093,730
Accrued expenses (Note 19)	5,433,999,502	4,052,097,643
Finance liabilities	4,030,495,563	4,965,925,844
Related parties (Note 22)	60,378,712	114,585,230
Other payables (Note 24)	1,144,858,984	2,059,304,255
	₱16,399,669,504	₱15,442,006,702

Accrued expenses and other payables include accruals for interest expense, retirement cost and various expenses.

Finance liabilities represent deposit liabilities of RSB as of December 31, 2003 and 2002.

13. Notes Payable

Notes payable represents various short-term Philippine peso and US dollar-denominated loans obtained from local and foreign banks at prevailing market rates.

Breakdown of notes payable as to security follows:

	2003	2002
Secured:		
Subsidiaries	₱2,637,093,573	₱2,584,104,163
Unsecured:		
Company	542,700,000	127,700,000
Subsidiaries	7,948,422,950	7,284,700,862
	8,491,122,950	7,412,400,862
	₱11,128,216,523	₱9,996,505,025

The foregoing secured notes payable in 2003 and 2002 are covered by certain inventories amounting to ₱2.8 billion and ₱1.8 billion, respectively.

14. Long-term Debt

Long-term debt consists of:

	2003	2002
Company:		
Foreign Currencies:		
Loan from a foreign bank at interest rate of London Interbank Offered Rate (LIBOR) plus spread; payable in 14 equal semi-annual amortizations	₱5,170,573,998	₱–
Philippine Peso:		
Term loan from a local bank	1,000,000,000	–
Long-term commercial paper maturing up to 2003, interest is payable quarterly at the rate agreed upon with the creditors	–	1,500,000,000
	6,170,573,998	1,500,000,000
Subsidiaries:		
Foreign Currencies:		
Suppliers' credit agreements with maturities up to 2007, at interest rates of 1.5% to 2% over LIBOR	13,665,736,495	13,258,461,398
JG Summit (Cayman) Ltd. (JGSCL) US$300 million 3½% Convertible Bonds	–	5,482,446,046
US$200 million 8.375% Notes Due 2004	4,323,757,010	4,142,362,390
JG Summit Limited (JGSL) 9.25% US$100 million Notes Due 2006	5,419,635,000	5,325,400,000
JG Summit Philippines, Ltd. (JGSPL) Guaranteed Floating Rate Notes and Term Loan Facility Agreement US$102.3million Due 2006	4,852,657,800	5,447,884,200
Universal Robina (Cayman), Ltd. (URCL) US$100 million 8 3/8% Notes Due 2006	2,893,499,579	2,789,627,070
JGSPL US$300 million, 8.25% Notes Due 2008	16,286,698,000	–
URC Philippines, Limited (URCPL) US$125 million 9% Notes Due 2008	6,859,625,000	–
DIGITEL Zero Coupon 12% Convertible Bonds Due 2013	10,911,188	–
Various borrowings from banks payable in 14 and 16 semi-annual installments at interest rates of 1.5% to 2% over 180-day LIBOR	1,809,770,496	2,331,435,259

(Forward)

	2003	2002
Various loans from foreign banks, payable in semi-annual installments at interest rates ranging from 3.86% to 8.07%	**₱1,567,556,199**	₱1,349,106,787
Minimum capacity purchase agreement	**750,411,000**	798,810,000
	58,440,257,767	40,925,533,150
Philippine Peso:		
Capital lease obligation (see Note 10)	**2,475,539,962**	2,483,408,260
URC 5-Year Promissory note payable in 6 semi-annual amortization with remaining balance at maturity	**1,000,000,000**	1,000,000,000
RLC ₱1,000 Million Bonds	**1,000,000,000**	–
Philippine Sugar Corporation restructured loan payable in 25 equal annual amortizations	**72,308,006**	76,457,979
	4,547,847,968	3,559,866,239
	69,158,679,733	45,985,399,389
Less current portion	**12,878,786,627**	12,742,537,441
	₱56,279,893,106	₱33,242,861,948

Except for the liability under the minimum capacity purchase agreement, the repayment of the long-term debt follows:

	2003	2002
2003	**₱–**	₱12,742,537,441
2004	**12,878,786,627**	7,671,356,573
2005	**5,161,789,065**	3,831,167,783
2006	**17,470,811,034**	16,449,754,904
2007	**1,504,910,404**	2,816,253,824
2008	**25,410,462,313**	–
Thereafter	**5,981,509,290**	1,675,518,864
	₱68,408,268,733	₱45,186,589,389

The liability under the minimum capacity purchase agreement is payable based on the actual material capacity purchased.

The exchange rates used to restate the foreign currency borrowings were ₱55.586 to US$1.00 and ₱53.254 to US$1.00 as of December 31, 2003 and 2002, respectively, except for the foreign currency borrowings of certain subsidiaries with fiscal year ending September 30, which were restated at ₱54.877 to US$1.00 and ₱52.410 to US$1.00 in 2003 and 2002, respectively.

Underwriting fees and other expenses incurred in connection with the issuance of bonds and notes have been deferred and are being amortized over the terms of the respective debt securities issued. Accumulated amortization included under Other assets account in the consolidated balance sheets amounted to ₱607.3 million and ₱566.9 million as of December 31, 2003 and 2002, respectively.

Certain loan agreements contain provisions which, among others, require the maintenance of specified financial ratios at certain levels and impose negative covenants which, among others, prohibit a merger or consolidation with other entities, dissolution, liquidation or winding-up except with any of its subsidiaries; prohibit purchase or redemption of any issued shares or reduction of registered and paid-up capital or distribution of assets resulting in capital base impairment. As of December 31, 2003 and 2002, the subsidiaries covered by the aforementioned loan agreements are in compliance with such loan covenants.

The following significant transactions affected the Company's long-term debt:

Long-term Commercial Paper
On March 1, 1996, the Company was granted authority by the SEC to issue long-term commercial papers (LTCPs) amounting to ₱5.0 billion. As of December 31, 2002, outstanding issuances by the Company of LTCPS amounted to ₱1.5 billion. The LTCPs were fully settled in 2003. Interest rates ranged from 5.5% to 9.5% per annum.

JGSCL 3 ½% Convertible Bonds
The Company is contingently liable as guarantor of 3 ½% Convertible Bonds Due 2003 (the Bonds) issued by its wholly owned subsidiary, JGSCL. As of December 31, 2002, the outstanding balance of the Convertible Bonds amounted to US$102.9 million (₱5,482.4 million).

Unless previously purchased and cancelled or redeemed, the Bonds are convertible into the Company's common shares up to November 23, 2003; provided, however, that subject to existing constitutional limitations, the Company shall have the option to pay the cash equivalent to the converting bondholder. The Bonds are redeemable at the option of JGSCL, in whole or in part, at 100% of their principal amount plus accrued interest to the date of redemption subject to certain conditions.

Under the terms and conditions of the Bonds, neither the Company, JGSCL nor any principal subsidiary (subsidiary whose gross revenues or total assets exceed 15% of the consolidated gross revenues or consolidated assets of the Group where the percentage of ownership exceeds 50%), will create or permit to subsist any mortgage, charge, pledge, lien or other form of encumbrance or security interest upon the whole or any part of its property, assets or present or future revenues to secure any public debt. Exceptions are when, at the same time or prior thereto, JGSCL's obligations under the Convertible Bonds and the indenture dated December 23, 1993 (the Indenture) or, as the case may be, the Company's obligations under the Indenture agreement:

(i) are secured equally and ratably therewith or benefit from a guaranty or indemnity in substantially identical terms thereto, as the case may be; or

(ii) have the benefit of such other security, guaranty, indemnity or other arrangement as shall be approved by the extraordinary resolution of the bondholders.

These convertible bonds were fully settled in 2003.

JGSL 9.25% Notes Due 2006
On January 4,2002, the Company established JGSL, a wholly owned subsidiary incorporated as an international business company with limited liability under the laws of the British Virgin Islands.

In January 2002, JGSL issued US$100 million, 9.25% Notes due 2006 which are unconditionally and irrevocably guaranteed by the Company. The terms and conditions of the Notes provide for a negative pledge and financial covenants to be complied with by JGSL and the Company starting 2002. As of December 31, 2003, the outstanding balance of the Notes amounted to US$100.0 million (₱5,419.6 million)

JGSPL Guaranteed Floating Rate Notes and Term Loan Facility Agreement

Guaranteed Floating Rate Notes
In August 2001, JGSPL issued Guaranteed Floating Rate Notes Due 2006, with the Company as guarantor. As of December 31, 2003, outstanding balance of the Guaranteed Floating Rate Notes amounted to US$37.3 million (₱2,073.3 million).

Under the agreement, the obligations of the Company will constitute direct, unconditional, unsecured and unsubordinated obligations of the Company and will rank pari passu with all other present and future unsecured and unsubordinated obligations of the Company, save for such as may be preferred by mandatory provisions of applicable law.

Term Loan Facility Agreement
On the same date, JGSPL entered into a Term Loan Facility Agreement, with the Company as guarantor. As of December 31, 2003, the outstanding balance of the loan amounted to US$50.0 million (₱2,779.3 million). The term loan has a put option where creditor-banks may request repayment from JGSPL of the whole or any part of its participation in the loan on September 10, 2004, the option date.

Under the term loan facility agreement, neither JGSPL nor the Company shall procure that no major subsidiary (URC, RLC and DIGITEL) will create or permit to subsist, any security interest (means any mortgages, pledge, lien, charge, assignment or arrangement having the effect of conferring security) of any of its assets. However, this does not apply to the following security interests: (a) over any asset in favor of an export credit agency securing an amount not more than the amount financed or guaranteed by that export credit agency in connection with the acquisition of that asset; or (b) securing any loan or credit accommodation classified by the Manual of Regulations for Banks and Other Financial Intermediaries of the Bangko Sentral ng Pilipinas as a loan or credit accommodation made by a bank or a financial institution to its directors, officers, stockholders and their related interests; or (c) securing supplier's credit incurred in the ordinary course of business of the borrowing entity; or (d) arising in the ordinary course of the trade finance business; or (e) as set out in the agreement and securing principal amounts outstanding on the agreement date.

In addition, neither JGSPL nor the Company shall procure that no major subsidiary shall: (a) sell, transfer or otherwise dispose of any of its assets to a third party on terms whereby it is or may be leased to or reacquired or acquired by the Company or any of its related subsidiaries and entities; or (b) sell, transfer or otherwise dispose of any of its receivables to a third party on recourse terms, except for the discounting of bills or notes in the ordinary course of trading, in circumstances where the transaction is entered into primarily as a method of incurring indebtedness except where the sole purpose of the transaction is tax management.

URCL 8 3/8% Notes Due 2006
On December 19, 1996, URCL issued US$100 million 8 3/8 % Notes Due 2006 guaranteed by URC. Unless previously redeemed or purchased and cancelled, the Notes will be redeemed at their principal amount, plus accrued and unpaid interest, on December 19, 2006. URCL reacquired US$0.5 million worth of the 8 3/8% Notes in 2003 which resulted to a gain of ₱0.2 million. Related gain on reacquisition is included under Other income (expenses) account in the consolidated statements of income.

JGSPL 8.25% Guaranteed Notes Due 2008
In June 2003, JGSPL issued US$ 300 million 8.25% Guaranteed Notes Due 2008 which are unconditionally and irrevocably guaranteed by the Company. Unless previously purchased and cancelled the 8.25% Guaranteed Notes will be redeemed at their principal amount on June 20, 2008.

Bayerische Hypo-und Vereinsbank Loans
On October 26, 2001 (as amended on January 25, 2002), the Company, on behalf of its subsidiary, DIGITEL, entered into a loan agreement with Bayerische Hypo-und Vereinsbank AG (Vereinsbank), Munich in order to refinance the latter's contract with Alcatel, to the extent covered by the insurance of Compagnie Francaise d'Assurance pour le Commerce Exterieur S.A. (COFACE), a credit insurance agency. The maximum estimated balance of the loan amounts to US$98.49 million, out of which US$93.97 million will be used to finance up to 85% of the contract value with Alcatel and US$4.52 million will be used to finance 100% of the COFACE premium. Under the loan agreement, the borrower shall ensure that its obligations pursuant to the loan agreement will rank at least pari passu with all other not subordinated obligations of the borrower. As of December 31, 2003, the outstanding balance of the loan amounted to US$93.0 million (₱5,170.5 million).

URC entered into two credit-term loan facilities with Vereinsbank, in order to finance the supply of certain property and equipment for its biaxially-oriented polypropylene plant. Details of the loans follow:

	2003	2002	Maturity Date	Interest Rate
Line 1	₱190,912,845	₱155,487,038	September 12, 2005	EURIBOR/USD LIBOR ranging from 2.94% to 4.061% per annum
Line 2	462,599,972	572,021,804	April 30, 2008	EURIBOR/USD LIBOR ranging from 2.86% to 4.26% per annum
Total	₱653,512,817	₱727,508,842		

URC also entered into credit-term loan facilities with the Vereinsbank to finance the supply of certain property and equipment for its flour mill plant. The outstanding balance bears interest at floating rate based on the US Dollar LIBOR plus certain margins per annum. This loan is payable in 14 equal, consecutive, semi-annual payments starting 6 months after the weighted average delivery period of all units or at the latest starting 6 months after August 1, 2002, whichever date shall occur earlier, with the last repayment installment due October 15, 2009.

URCPL 9% Guaranteed Notes
On February 5, 2003, URCPL issued US$125 million, 9% Guaranteed Notes Due 2008 which are unconditionally and irrevocably guaranteed by URC. Unless previously redeemed or purchased and cancelled, the 9% Guaranteed Notes will be redeemed at their principal amount, plus accrued

and unpaid interest, on February 6, 2008. Related terms and conditions provide for financial covenants to be complied with by URCPL and URC.

DIGITEL Zero Coupon Convertible Bonds

On November 24, 2003, DIGITEL issued Zero Coupon Convertible Bonds Due 2013 (the Bonds) with face value of US$31.11 million and issue price of US$10.02 million. As of December 31, 2003, the outstanding balance of the Zero Coupon Convertible Bonds amounted to US$10.19 million or ₱566.60 million.

Unless previously converted, cancelled or redeemed, the Zero Coupon Convertible Bonds are convertible into DIGITEL's common shares at ₱1 par value at the end of the tenth year after the issue date and are redeemable at the option of DIGITEL, in whole or in part, at the end of each year starting one year after the issue date and every year thereafter at the following redemption dates and values:

Redemption Date	Redemption Value*
End of 1st year from issue date	US$35.3
End of 2nd year from issue date	38.7
End of 3rd year from issue date	42.6
End of 4th year from issue date	47.0
End of 5th year from issue date	51.8
End of 6th year from issue date	57.3
End of 7th year from issue date	63.4
End of 8th year from issue date	70.2
End of 9th year from issue date	77.9
End of 10th year from issue date	86.4

** Per US$100 of face value*

Alternately, the bondholders will have the right to convert the Bonds into common shares of DIGITEL at redemption date. The number of conversion shares to be received by the bondholders upon exercise of the conversion right equivalent to the total redemption value which the bondholders would have received if the Bonds were redeemed multiplied by the exchange rate for the relevant date divided by the ₱1 par value. Unless previously converted, purchased and cancelled or redeemed, the Bonds shall be converted into the common shares of DIGITEL at the end of the tenth year after the issue date.

The Bonds constitute direct, unconditional, unsubordinated and unsecured obligations of DIGITEL and shall at all times rank pari passu and without preference among themselves and at least equally with all other present and future unsubordinated, unsecured obligations of DIGITEL, except as may be preferred by virtue of mandatory provision of law.

The bondholders have the option, through a resolution approved by 75% of the face value of the Bonds then outstanding, to require a lien on unencumbered assets of DIGITEL not subject to a dispute, valued at approximately US$200,000, subject to the limitations, conditions and restrictions of a Mortgage Trust Indenture (MTI). The MTI will be administered by a Security Trustee appointed in accordance with the MTI.

The proceeds from the sale of the Bonds will be used by DIGITEL to partially fund the phased projects of Digitel Mobile Phils., Inc. (DMPI) valued at approximately US$200.0 million with

completion of approximately 681 cellular sites covering key urban cities nationwide pursuant to a Provisional Authority (PA) issued by the National Telecommunications Commission (NTC).

Philippine Sugar Corporation Restructured Loan
RA No. 7202 dated February 24, 1992 provided for, among others, the condonation of all penalties and surcharges on loans granted to sugar producers from crop year 1974-1975 up to and including 1984-1985. The guidelines for the implementation of RA No. 7202 was issued under Executive Order No. 31 dated October 29, 1992, directing all government lending financial institutions to write-off from their respective books the interest in excess of 12% yearly and all penalties and surcharges due. Certain assets of a subsidiary with net book value of ₱85.3 million and ₱94.5 million as of September 30, 2003 and 2002, respectively are used to secure the loan. The loan is payable in 25 equal annual amortization of ₱9.9 million. Unpaid interest on the loan amounted to ₱4.1 million and ₱5.7 million as of September 30, 2003 and 2002, respectively.

RLC ₱1,000 Million Bonds
On March 13, 2003, RLC issued ₱1,000 million bonds constituting direct, unconditional, unsubordinated and unsecured obligations ranking pari passu with all direct, unconditional, unsubordinated and unsecured obligations of RLC at par of 100% of face value. The term of the bond is 5 years and 1 day from issue date and shall be redeemable at par upon maturity or on a date which is 5 years and 1 day from issue date.

Interest on the outstanding principal sum of the bonds shall be paid at a rate determined for each quarterly interest period, accrued and payable quarterly on the dates indicated in the interest coupon of the bonds. The interest shall be the sum of the base rate plus a spread of 2%.

URC 5-Year Promissory Note
URC obtained a 5-year loan from a local bank payable in 6 semi-annual amortization of ₱100 million to commence on the 30th of the month from draw date, with the remaining balance payable at maturity. The loan, which bears interest at prevailing market rate, is used to finance capital expenditures relative to expansion of snack food, candy and biscuits operations of the branded consumer foods segment.

15. Stockholders' Equity

Retained earnings include undistributed earnings amounting to ₱25.5 billion, ₱21.8 billion, and ₱19.9 billion as of December 31, 2003, 2002 and 2001, respectively, representing accumulated equity in the net earnings of consolidated subsidiaries and associates, which is not available for dividend declaration until received in the form of dividends from the investees.

In April 2002, the Company's BOD approved to appropriate ₱8,827.3 million from its unrestricted retained earnings for the following (in millions):

Appropriation for JGSPL Note under the Global Medium Term Note Program	₱7,327.3
Appropriation for the Company's LTCPs maturing in 2003	1,500.0
	₱8,827.3

On July 24, 2002, the Company's BOD declared cash dividends at the rate of ₱0.03 per share or a total of ₱203.9 million from the Company's unrestricted retained earnings as of December 31, 1997 to shareholders of record as of August 7, 2002.

In April 2003, the Company's BOD approved the reversal of appropriated retained earnings of ₱8,827.3 million and appropriated ₱8.0 billion from its unrestricted retained earnings for the liquidation of various bonds of wholly owned subsidiaries.

On August 6, 2003, the Company's BOD declared cash dividends at the rate of ₱0.03 per share or a total of ₱203.9 million from the Company's unrestricted retained earnings as of December 31, 1997 to shareholders of record as of September 5, 2003.

The Company has outstanding treasury shares of 98,082,000 shares in 2003, 2002 and 2001. Such treasury shares amounting to ₱721.8 million as of December 31, 2003, 2002 and 2001 restrict the Company from declaring equivalent amount from unappropriated retained earnings as dividends.

16. Cost of Sales and Services

This account consists of:

	2003	2002	2001
Raw materials used	₱18,927,780,566	₱16,027,583,500	₱14,975,616,748
Direct labor	800,396,535	740,462,376	672,920,139
Overhead cost	8,151,028,854	8,016,423,583	6,848,194,824
Total manufacturing cost	27,879,205,955	24,784,469,459	22,496,731,711
Goods in process	(55,349,851)	5,874,945	(351,218,540)
Cost of goods manufactured	27,823,856,104	24,790,344,404	22,145,513,171
Finished goods	(317,633,962)	(55,199,014)	(271,198,236)
Cost of sales	27,506,222,142	24,735,145,390	21,874,314,935
Cost of services	4,894,425,028	3,450,107,505	2,649,508,540
Cost of sales and services	₱32,400,647,170	₱28,185,252,895	₱24,523,823,475

17. Operating and Other Expenses

This account consists of:

	2003	2002	2001
Depreciation and amortization	₱3,369,873,835	₱3,178,307,285	₱3,561,536,517
Outside services	3,603,650,423	2,067,383,992	2,208,130,817
Salaries and wages (Note 20)	2,169,909,880	2,069,948,177	1,701,158,838
Utilities and supplies	426,148,007	379,815,926	400,584,448
Provision for doubtful accounts	655,107,809	636,441,746	620,526,701
Leases	640,098,546	499,366,052	422,688,679
Others	3,869,495,521	2,620,178,467	2,454,304,948
	₱14,734,284,021	₱11,451,441,645	₱11,368,930,948

On July 24, 2002, the Company's BOD declared cash dividends at the rate of ₱0.03 per share or a total of ₱203.9 million from the Company's unrestricted retained earnings as of December 31, 1997 to shareholders of record as of August 7, 2002.

In April 2003, the Company's BOD approved the reversal of appropriated retained earnings of ₱8,827.3 million and appropriated ₱8.0 billion from its unrestricted retained earnings for the liquidation of various bonds of wholly owned subsidiaries.

On August 6, 2003, the Company's BOD declared cash dividends at the rate of ₱0.03 per share or a total of ₱203.9 million from the Company's unrestricted retained earnings as of December 31, 1997 to shareholders of record as of September 5, 2003.

The Company has outstanding treasury shares of 98,082,000 shares in 2003, 2002 and 2001. Such treasury shares amounting to ₱721.8 million as of December 31, 2003, 2002 and 2001 restrict the Company from declaring equivalent amount from unappropriated retained earnings as dividends.

16. Cost of Sales and Services

This account consists of:

	2003	2002	2001
Raw materials used	₱18,927,780,566	₱16,027,583,500	₱14,975,616,748
Direct labor	800,396,535	740,462,376	672,920,139
Overhead cost	8,151,028,854	8,016,423,583	6,848,194,824
Total manufacturing cost	27,879,205,955	24,784,469,459	22,496,731,711
Goods in process	(55,349,851)	5,874,945	(351,218,540)
Cost of goods manufactured	27,823,856,104	24,790,344,404	22,145,513,171
Finished goods	(317,633,962)	(55,199,014)	(271,198,236)
Cost of sales	27,506,222,142	24,735,145,390	21,874,314,935
Cost of services	4,894,425,028	3,450,107,505	2,649,508,540
Cost of sales and services	₱32,400,647,170	₱28,185,252,895	₱24,523,823,475

17. Operating and Other Expenses

This account consists of:

	2003	2002	2001
Depreciation and amortization	₱3,369,873,835	₱3,178,307,285	₱3,561,536,517
Outside services	3,603,650,423	2,067,383,992	2,208,130,817
Salaries and wages (Note 20)	2,169,909,880	2,069,948,177	1,701,158,838
Utilities and supplies	426,148,007	379,815,926	400,584,448
Provision for doubtful accounts	655,107,809	636,441,746	620,526,701
Leases	640,098,546	499,366,052	422,688,679
Others	3,869,495,521	2,620,178,467	2,454,304,948
	₱14,734,284,021	₱11,451,441,645	₱11,368,930,948

18. Other Income (Expenses)

This account consists of:

	2003	2002	2001
Foreign exchange gains - net (Notes 20 and 22)	₱294,088,286	₱122,020,199	₱143,790,115
Gain on sale/repurchase of investment securities	12,516,520	7,503,350	247,312,080
Loss on sale of investment	–	(202,222,697)	–
Miscellaneous	(231,478,984)	(418,869,151)	(428,457,465)
	₱75,125,822	(₱491,568,299)	(₱37,355,270)

The miscellaneous account includes, among others, provision for decline in value of temporary investments, write-offs, amortization of deferred charges and goodwill, loss on sale of fixed assets, plant shutdown and other expenses, net of other income.

19. Pension Plans

Certain subsidiaries have separate noncontributory retirement plans covering all its regular employees. These plans provide retirement, separation, disability and death benefits to their members. The subsidiaries, however, reserve the right to discontinue, suspend or change the rate and amounts of its contributions at any time on account of business necessity or adverse economic conditions. The principal actuarial assumptions used to determine retirement benefits consist of (1) average service life of covered officers and employees of 24 years; (2) interest rates ranging from 0.875% to 11%; and (3) projected salary increases from 6.1% to 10%. The latest actuarial valuation studies were made in April 2003. Based on such studies, the aggregate unfunded past service liabilities of these subsidiaries, amounted to ₱553.7 million while plan assets at fair value amounted to ₱952.0 million as of December 31, 2003.

On the other hand, the Parent Company and the other subsidiaries and associates accrue estimated retirement expense to meet the provisions on pensions of RA No. 7641. The retirement cost estimate is computed at 50% of the monthly salary plus 1/12 of the 13th month pay and the cash equivalent of not more than 5 days of service incentive leaves. Based on said formula, the Parent Company and the other subsidiaries and associates accrued ₱205.8 million, ₱151.6 million and ₱236.5 million in 2003, 2002 and 2001, respectively. Total accrued retirement benefits of the Group inclusive of the funded retirement plans of the subsidiaries discussed in the preceding paragraphs amounted to about ₱1.1 billion.

Management believes that the level of accruals for retirement benefits is adequate to cover the future retirement benefits of all officers and staff.

20. Income Taxes

Provision for income tax consists of:

	2003	2002	2001
Current	₱443,619,638	₱453,563,786	₱613,684,808
Deferred	(195,119,873)	397,357,594	336,910,095
	₱248,499,765	₱850,921,380	₱950,594,903

Components of the Group's deferred tax assets and liabilities follow:

	2003	2002
Deferred tax assets on:		
Allowance for probable losses	**₱480,947,606**	₱375,336,985
NOLCO	**347,594,881**	113,167,053
Unrealized foreign exchange loss	**237,574,460**	318,083,946
Allowance for impairment loss	**119,733,234**	--
Unfunded pension benefits	**34,318,806**	11,012,181
Unamortized past service costs	**191,706**	191,706
Others	**(57,318,277)**	(64,211,562)
MCIT carryforward	**29,463,709**	15,090,196
	1,192,506,125	768,670,505
Deferred tax liabilities on:		
Unamortized capitalized interest	**(1,257,731,960)**	(1,122,753,930)
Realized foreign exchange gain	**(496,682,633)**	(380,635,255)
Double depreciation	**(107,019,419)**	(93,773,197)
Unrealized profit on excess of market value over cost of hog market stocks	**(23,559,069)**	(31,963,427)
Unrealized foreign exchange gain on advances	**(22,167,541)**	(521,950)
Others	**425,437,486**	370,738,420
	(1,481,723,136)	(1,258,909,339)
	(₱289,217,011)	(₱490,238,834)

The net current and noncurrent components of deferred tax assets and liabilities are included in the following accounts in the consolidated balance sheets:

	2003	2002
Other current assets (Note 7)	**₱796,429,317**	₱353,286,523
Other assets (Note 11)	**247,142,587**	415,383,983
Customers' deposits and other current liabilities	**(1,257,796)**	(10,278,181)
Due to affiliated companies and other liabilities	**(1,331,531,119)**	(1,248,631,159)
	(₱289,217,011)	(₱490,238,834)

A reconciliation between the statutory tax rate and the effective tax rate follows:

	2003	2002	2001
Statutory income tax rate	32.00%	32.00%	32.00%
Tax effect of:			
Nontaxable income	(13.23)	(0.19)	(1.21)
Equity in net earnings of unconsolidated subsidiaries/affiliates	(12.16)	(6.37)	(14.62)
Valuation allowance on NOLCO	2.82	8.24	14.14
Income subjected to lower tax rates	(1.94)	(1.08)	(3.71)
Nondeductible interest expense	1.31	0.14	0.09
Provision for decline in value of equity investments	–	0.06	–
Board of Investments (BOI) tax credit and others	(0.96)	(0.99)	(0.88)
Others - net	5.24	(6.18)	0.70
Effective income tax rate	13.08%	25.63%	26.51%

21. Earnings Per Share

The following table presents information necessary to calculate EPS:

	2003	2002 (As restated)	2001 (As restated)
Net income	₱2,135,279,178	₱2,476,251,655	₱2,388,562,383
Add interest expense on convertible bonds	–	213,711,137	273,329,914
Net income applicable to common stock	₱2,135,279,178	₱2,689,962,792	₱2,661,892,297
Weighted average number of common shares	6,797,191,657	6,797,191,657	6,797,191,657
Potential common shares on convertible bonds	–	208,668,264	310,366,401
Common and potential common shares from assumed conversion	6,797,191,657	7,005,859,921	7,107,558,058
Basic EPS	₱0.31	₱0.38	₱0.37

As of December 31, 2002 and 2001, the assumed conversion of convertible bonds is anti-dilutive. Dilutive effect for the EPS in 2003 was no longer computed.

22. Related Party Transactions

The Group, in the regular conduct of its business has entered into transactions with associates and other related parties principally consisting of sales, purchases, advances and reimbursement of expenses, various guarantees, regular banking transactions, leases and, management and administrative service agreements. Under the policy of the Group and its subsidiaries, these transactions are made substantially on the same terms as with other individuals and businesses of comparable risks.

Intercompany transactions are eliminated in the accompanying consolidated financial statements.

Related party transactions not eliminated are as follows:

	2003	2002
Advances to affiliated companies (shown under):		
Receivables	**₱3,129,048,707**	₱2,960,622,342
Investments in associates and advances	**1,797,080,573**	1,904,575,486
Accounts payable and accrued expenses	**60,378,712**	114,585,230
Due to affiliated companies	**2,477,225,909**	2,386,809,570

23. Registration with Government Authorities/Franchise

Certain operations of consolidated subsidiaries are registered with the BOI as preferred pioneer and non-pioneer activities. A particular consolidated subsidiary is also registered with the Philippine Tourism Authority. As registered enterprises, these consolidated subsidiaries are subject to some requirements and are entitled to certain tax and nontax incentives which are considered in computing the provision for income tax.

DIGITEL

In February 1993, DIGITEL was awarded a 30-year exclusive contract by the Department of Transportation and Communications (DOTC) to manage, operate, develop and rehabilitate certain telecommunications facilities owned by the DOTC.

In February 1994, DIGITEL was granted a franchise to provide domestic and international telecommunications services nationwide. Pursuant to its national franchise, DIGITEL filed the corresponding application before the NTC for the issuance of a certificate of public convenience and necessity to install, operate and maintain telecommunications systems.

On September 27, 1994, DIGITEL was granted by the NTC a PA to operate an international gateway facility (IGF). A PA was also secured from the NTC on January 11, 1995 to install, operate, maintain and develop telecommunications facilities in Regions I to V including the facilities currently leased from the DOTC, and to provide at least 925,000 additional lines within 10 years. In this regard, DIGITEL initiated in 1995 a 10-year strategic program to expand and upgrade its existing fixed telephone network and entered into agreements with NEC Corporation (NEC), Ericsson Business Networks AB, Sumitomo Corporation (Sumitomo), American Telephone and Telegraph Company, TRT Telephoniques and Telegreenland for the supply and installation of telephone facilities for its fixed telephone network and IGF.

On January 14, 1998, DIGITEL was registered with the BOI as an expanding operator of public telecommunications services and International Gateway Facility - 2 (IGF - 2) on a non-pioneer status with a registered capacity of 786,000 lines covering the areas of Regions I to V and the Cordillera Autonomous Region. Under the terms of its registration, DIGITEL is entitled to income tax holiday (ITH) for 3 to 6 years on income derived from certain areas, additional deduction of labor expenses for five years but not simultaneous with the ITH, employment of foreign nationals for five years and unrestricted use of consigned equipment. However, DIGITEL is subject to certain requirements such as; (a) maintaining a base equity of at least 25%; (b) filing of specialized financial reports with the BOI; and (c) the need for prior approval for the (i) issuance of stock convertible into voting stock; (ii) repurchase of its own stock; (iii) investment in, extension of loans or purchase of bonds in substantial amount from any enterprise other than

those bonds issued by the Philippine Government; (iv) expansion of its capacity, with or without incentives; and (v) transfer of ownership or control of DIGITEL.

DMPI

On August 7, 2000, DIGITEL was granted by the NTC, a PA, authorizing it to construct, install, operate and maintain a Nationwide Cellular Mobile Telephone System (CMTS) using Global System for Mobile (GSM) and/or Code Division Multiple Access (CDMA) technology.

The effectivity of the PA granted to DIGITEL, which was originally valid for 18 months from date of issuance, has been extended by the NTC up to February 7, 2005.

On August 10, 2001, DIGITEL was registered with the BOI as a new operator of telecommunication systems on nationwide CMTS-GSM communication network on a pioneer status with a registered capacity of 553,451 lines. Under the terms of its registration, DIGITEL is entitled to ITH for 6 years, reckoned from January 2003 or from the actual start of commercial operation, whichever comes first, but in no case earlier than the date of registration; provided however, that DIGITEL has complied with the infusion of the minimum investment cost of ₱1.0 billion not later than four years from the date of its registration. In case of failure to comply with the said investment requirement, the BOI shall be constrained to automatically amend the project's status of the registration from pioneer, entitled to six years ITH, to non-pioneer, entitled to four years ITH. Prior to availment of ITH incentive, DIGITEL shall submit proof of compliance with the Tree Planting Program of the BOI. DIGITEL is also allowed an additional deduction of 50% of the wages if the project meets the prescribed ratio of capital equipment to number of workers set by the BOI of not more than US$10,000 to one worker and provided that this incentive shall not be availed of simultaneously with the ITH. Also, DIGITEL shall have unrestricted use of consigned equipment and shall employ foreign nationals.

On December 11, 2002, the President of the Philippines, Gloria Macapagal-Arroyo signed into law, RA No. 9180 granting the DMPI a franchise to construct, install, establish, operate and maintain wire and/or wireless telecommunications systems throughout the Philippines.

The NTC approved the assignment of the PA to DMPI on August 28, 2003.

On October 23, 2003, the BOI registration was transferred to DMPI subject to the following conditions:

a. Submission of a board resolution duly approved by the BOD accepting all the terms and conditions imposed by the BOI on the registration;

b. Start of the period of availment of incentives of DMPI from the date of the registration; and

c. Compliance with other requirements/conditions as may be imposed by the BOI.

In relation to the incentives from BOI, DMPI is required to maintain a 70:30 debt to equity ratio within a specific period as prescribed by the BOI.

CAI

CAI operates under a franchise which extends up to the year 2031 granted by the Philippine Government under RA No. 7151. As provided for under the franchise, CAI is subject to franchise tax of five percent of the gross revenues derived from transport operations.

CAI shall also be subject to income tax levied under Title II of the National Internal Revenue Code, as amended, and tax on its real property under existing laws on revenues earned from activities other than air transportation.

In the event that any competing individual, partnership or corporation receives and enjoys tax privileges and other favorable terms which tend to place the subsidiary at any disadvantage, then such provisions shall be deemed *ipso facto* part hereof and shall operate equally in favor of the subsidiary. Hence, for purposes of computing the corporate income tax, CAI depreciates its assets to the extent of not more than twice as fast the normal rate of depreciation, pays the lower of the franchise tax and the corporate income tax and carryovers as a deduction from taxable income any net loss incurred in any year up to 5 years following the year of such loss.

JGSPC

On May 24, 1994, JGSPC was registered with the BOI as a new domestic producer of polyethylene and polypropylene under the 1987 Omnibus Investment Code with a capacity of 175,000 metric tons of polyethylene and 180,000 metric tons of polypropylene per year. Under this registration, the Company is entitled to certain incentives, the more significant of which are: (a) ITH for six years from projected start of commercial operations or actual start of commercial operations whichever comes first; (b) additional deduction for incremental labor expense; (c) tax and duty free importation of capital equipment; (d) tax credit for taxes and duties paid on raw materials used for its export products; (e) exemption from contractor's tax, wharfage due and any export tax, duty, impost and fees; (f) employment of foreign nationals; and (g) unrestricted use of consigned equipment.

Litton Mills, Inc. (LMI)

LMI is registered with the BOI as a non-pioneer export producer of garments and domestic producer of fabric which requires that the LMI to maintain at all times a minimum of 60% Filipino voting equity and to export at least 50% of its products. The LMI is also registered with the BOI under the Textile Modernization Program on a preferred non-pioneer status.

As a registered enterprise, the LMI is entitled to certain tax incentives provided for under Presidential Decree 1789, as amended by Batas Pambansa Blg. 391. The tax credits earned by the Company under these incentives amounted to ₱49,868,433 and ₱130,708,399 in 2003 and 2002, respectively.

24. Commitments and Contingent Liabilities

a. ₱2.03 Billion Bid for the Philippine Government's Equity in Philippine Shipyard and Engineering Corporation (Philseco)

In December 1993, the Company, as a member with a 60% interest in a consortium with Jurong Shipping Ltd. and Sembawang Holdings Pte Ltd. (co-bidders), submitted the highest bid amounting to ₱2.03 billion for the acquisition of the Philippine Government's equity representing 87.67% of the outstanding capital stock of Philseco.

In January 1994, the Committee on Privatization (COP) of the Asset Privatization Trust (APT) awarded the Philseco sale to Philyards Holdings, Inc. (Philyards) on the basis of its exercise of an option to top the highest bid by 5%, made possible by the other losing bidders joining Philyards to package their topping bid. The Company believes that this decision is without merit and has filed before the Supreme Court on March 11, 1994 a petition for mandamus to nullify the award to Philyards and to compel the COP and the APT to award the sale to the Company.

On November 20, 2000, the Supreme Court of the Philippines upheld the Company's case and rendered its decision awarding to the Company the highest bid for the acquisition of Philseco shares.

On January 29, 2001, respondents Philyards, the COP and APT have filed with the Supreme Court, a motion for reconsideration of the November 20, 2000 Supreme Court's decision. As of March 31, 2003, the final resolution of the case is pending with the Supreme Court. It is the opinion of the management that this claim will be resolved without material adverse effect on the accompanying consolidated financial statements.

As of December 31, 2003, Other assets account includes ₱130.0 million (see Note 11) representing required bid deposit paid to APT. The bid deposit, of which 60% belongs to the Company and the remaining 40% to the co-bidders, is currently being held under escrow with Equitable-PCIBank Inc. pending resolution of the case described in the preceding paragraph. The amount due to the Company's co-bidders of ₱52.0 million is shown under Accounts payable and accrued expenses account in the consolidated balance sheets.

b. Supply Contract with NEC

On October 8, 2002, NEC filed a Request for Arbitration with the International Chamber of Commerce (ICC), claiming a total amount of US$236,976, together with overdue interest and other fees and charges against DIGITEL, as payment for the outstanding balance under the turnkey and installation contract for the supply of 300,000 fixed lines for the DIGITEL's Switched Telephone Network Project (the Supply Contract).

On March 19, 2003, NEC filed a petition with the Philippine Regional Trial Court, requesting that it recognize the request for arbitration it filed with the ICC Arbitral Tribunal (ICCAT) and permit NEC to apply for judicial relief in support of the arbitration and/or any award the ICCAT may make in the future. NEC also sought to refrain DIGITEL from selling, disposing or encumbering any of the equipment supplied with the Supply Contract. DIGITEL opposed NEC's petition in the grounds that NEC has no legal capacity to sue under Philippine Laws,

that the NTC has jurisdiction to hear the case and not the local courts, and that the petition was premature since no arbitral award had been rendered. The Philippine court upheld all of DIGITEL's claims and dismissed NEC petition on April 30, 2003.

On May 15, 2003, NEC filed a motion to intervene in NTC to oppose the transfer of PA to operate and maintain a CMTS-GSM to its wholly owned subsidiary DMPI. The motion was denied by the NTC; consequently, on August 9, 2003, NEC filed a petition with urgent application for temporary restraining order and writ of preliminary injunction with the Court of Appeals (CA).

On September 29, 2003, DIGITEL filed a complaint and request for adjudication against NEC in the Construction Industry Arbitration Commission.

On January 21, 2004, DIGITEL and NEC agreed to fully and finally settle all claims, liabilities, causes of action, suits, damages and expenses that either party has or may have, either now or in the future, against the other arising out of, relating to or in any way in connection with the Supply Contract dated April 4, 1995, and the Contract dated July 8, 1999 which was entered to supplement the Supply Contract. DIGITEL and NEC further agreed to withdraw and terminate the ICC case, CA case, NTC case and CIAC case.

c. Operating Lease Commitments

RLC has future minimum rentals payable under non-cancellable operating leases with lease terms ranging from 25 to 50 years. The future minimum rentals payable follow:

	2003	2002
Within one year	**₱26,067,844**	₱5,257,989
After one year but not more than five years	**111,751,136**	–
After more than five years	**5,362,407,069**	–
	₱5,500,226,049	₱5,257,989

d. Capital Commitments

RLC and its subsidiaries have commitments of ₱1.4 billion in 2002 and ₱1.5 billion in 2003 for the construction of new malls and residential condominium and office building developments.

e. Others

Certain consolidated subsidiaries are defendants to lawsuits or claims filed by third parties which are pending decisions by the courts or are under negotiation, the outcomes of which are not presently determinable. In the opinion of management, the eventual liability under these lawsuits or claims, if any, will not have a material adverse effect on the consolidated financial statements.

In the normal course of business, the Company also makes various commitments and has certain contingent liabilities that are not reflected in the accompanying consolidated financial statements. The commitments and contingent liabilities include various guarantees, commitments to extend credit, standby letters of credit for the purchase of equipment and tax

assessments. The Company does not anticipate any material losses as a result of the commitments and contingent liabilities.

f. Off-Balance Sheet Items

In the normal course of a subsidiary bank's operations, there are various outstanding contingent liabilities and bank guarantees which are not reflected in the accompanying consolidated financial statements. The subsidiary bank does not anticipate material unreserved losses as a result of these transactions.

g. Derivative Instruments

The Group enters into derivative and foreign exchange futures, forwards, European-type options and swaps to transfer, modify or reduce foreign exchange and other market risks in its existing currency positions and investments in foreign currency-denominated investment grade securities, and also to enhance profitability. As a matter of policy, the Group transacts only with counterparties which are credit rated at least BBB- to AA by international credit rating agencies.

As of December 31, 2003, the aggregate unrealized mark-to-market gain on the Group's forward buy and sell contracts and European-type call and put options amounted to ₱167.1 million and ₱58.3 million, respectively. As of April 13, 2004, outstanding forward buy and sell contracts amounted to US$30.0 million. All of the European-type call and put options were allowed to expire at various dates until March 2004. Accordingly, the balance of the premium received amounting to about US$1.1 million was credited to income.

25. Business Segment Information

SFAS No. 31, Segment Reporting, requires that a public business enterprise report financial and descriptive information about reportable segments. Generally, financial information is required to be reported on the basis that it is used internally for evaluating segment performance and deciding how to allocate resources among operating segments.

The industry segments where the Group operates are as follows:

- Food, agro-industrial and commodities businesses - manufacturing of snack foods, granulated coffee and pre-mixed coffee, chocolates, candies, biscuits, instant noodles, ice cream and frozen novelties, pasta and tomato-based products and canned beans; raising of hog, chicken and manufacturing and distribution of animal feeds, corn products and vegetable oil and the synthesis of veterinary compound; and sugar milling and refining and flour milling.

- Petrochemicals - manufacturer of polypropylene, polyethylene and other industrial chemicals.

- Telecommunications - service provider of voice and data telecommunication services which include international gateway facilities, a local exchange network and traditional business services (fax, telex, leased lines and other value-added network products; value-added network provider using electronics data interchange).

- Air transportation - air transport services, both domestic and international.

- International capital and financial services - thrift banking operations; foreign exchange and securities dealing; and offshore financial institutions.

- Real estate and hotels - ownership, development, leasing and management of shopping malls and retail developments; ownership and operation of prime hotels in major Philippine cities; development, sale and leasing of office condominium space in office buildings and mixed use developments including high rise residential condominiums; and development of land into residential subdivisions and sale of subdivision lots and residential houses and the provision of customer financing for sales.

- Textiles - manufacturer and exporter of pure cotton and blended yarns as well as pure cotton and blended fabrics including denim and piece-dyed fabrics (twills and canvass) chambray.

- Other supplementary businesses - manufacturer of printed circuit boards; air charter services; power generation; printing services; internet-related services; packaging materials; and insurance brokering and securities investments.

Financial information about the operations of these business segments is summarized as follows:

	Revenue		Expenses		Net Income	
	2003	2002 (As restated)	**2003**	2002 (As restated)	**2003**	2002 (As restated)
	(In millions)					
Food, agro-industrial and commodities	**₱23,414.7**	₱21,152.1	**22,196.9**	₱20,039.7	**₱1,217.9**	₱1,112.4
Petrochemicals	**6,713.3**	4,348.9	**6,811.2**	5,026.3	**(97.9)**	(677.4)
Telecommunications	**6,470.7**	5,602.9	**7,100.6**	5,546.7	**(629.9)**	56.2
Air transportation	**6,091.7**	5,157.9	**6,079.3**	5,132.7	**12.4**	25.2
International capital and financial services	**4,920.4**	5,319.0	**4,024.5**	3,786.6	**895.9**	1,532.4
Real estate and hotels	**4,102.8**	3,853.4	**3,439.9**	3,301.1	**662.9**	552.2
Textiles	**2,035.7**	2,175.3	**1,964.7**	2,259.1	**70.9**	(83.8)
Other supplementary businesses	**160.9**	687.6	**157.8**	728.5	**3.1**	(40.9)
	₱53,910.2	₱48,297.2	**₱51,775.0**	₱45,820.9	**₱2,135.3**	₱2,476.3

	Total Assets		Total Liabilities		Net Assets	
	2003	2002 (As restated)	**2003**	2002 (As restated)	**2003**	2002 (As restated)
	(In millions)					
Food, agro-industrial and commodities	**₱44,088.0**	₱33,87[illegible]	**₱26,155.0**	₱16,438.8	**₱17,932.9**	₱17,436.2
Petrochemicals	**11,867.7**	11,27[illegible]0	**5,689.7**	11,401.2	**6,178.0**	(128.2)
Telecommunications	**46,169.5**	40,98[illegible].3	**41,301.0**	35,490.0	**4,868.5**	5,499.4
Air transportation	**2,012.0**	2,[illegible]39.0	**1,319.3**	1,558.6	**692.7**	680.3
International capital and financial services	**44,314.8**	32,[illegible]03.5	**28,[illegible]24.2**	12,317.7	**15,490.5**	20,185.8
Real estate and hotels	**20,936.7**	18,[illegible]41.9	**[illegible].5**	8,183.0	**10,900.1**	10,358.9
Textiles	**3,407.7**	3,[illegible]37.8	**1,316.3**	1,617.3	**2,091.4**	2,020.5
Other supplementary businesses	**422.7**	1,602.5	**350.0**	1,675.4	**72.8**	(72.9)
	₱173,219.1	₱144,6[illegible]2.0	**₱114,992.0**	₱88,682.0	**₱58,226.9**	₱55,980.0

UNAUDITED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTH PERIOD ENDED 31 MARCH 2004

JG SUMMIT HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In Thousands)

	March 31, 2004 (Unaudited)	December 31, 2003 (Audited)
ASSETS		
Current Assets		
Cash and cash equivalents	**P7,947,107**	P10,030,588
Temporary investments - net	**24,138,337**	27,870,107
Receivables - net	**16,386,068**	16,229,244
Inventories - net (Note 2)	**8,911,972**	8,517,514
Other current assets	**3,017,820**	2,905,355
Total Current Assets	**60,401,304**	65,552,808
Investments in Associates and Advances - net	**18,309,712**	17,880,784
Investments in Real Properties - net	**17,561,342**	16,654,541
Property, Plant and Equipment - net	**68,720,681**	67,929,637
Other Assets	**5,413,065**	5,201,337
	P170,406,104	P173,219,107
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts payable and accrued expenses	**P18,077,365**	P16,399,669
Notes payable	**10,992,128**	11,128,217
Current portion of long-term debt (Note 3)	**8,248,699**	12,878,787
Estimated land development costs	**528,127**	525,735
Income tax payable	**355,921**	73,506
Customers' deposits and other current liabilities	**2,612,612**	2,643,291
Total Current Liabilities	**40,814,852**	43,649,205
Long-term Debt - net of current portion (Note 3)	**53,619,137**	56,279,893
Due to Affiliated Companies and Other Liabilities	**5,992,205**	3,809,582
Total Liabilities	**100,426,194**	103,738,680
Minority Interest in Consolidated Subsidiaries	**11,197,498**	11,253,504
Stockholders' Equity	**58,782,412**	58,226,923
	P170,406,104	P173,219,107

See accompanying Notes to Unaudited Consolidated Financial Statements.

JG SUMMIT HOLDINGS, INC. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME

(In Thousands Except Per Share Amounts)

	Three Months Ended March 31	
	2004	2003
REVENUES		
Foods	P6,388,186	P6,059,728
Telecommunications	1,747,780	1,290,894
Air transportation	1,794,988	1,382,359
Real estate and hotels	1,002,806	926,556
Petrochemicals	1,661,913	1,424,685
Textiles and other supplementary businesses	568,395	651,574
Equity in net earnings of associates	262,409	207,769
Interest, investment and other income	803,016	854,223
	14,229,493	12,797,788
COST AND EXPENSES		
Cost of sales and services	8,465,890	7,734,121
Operating and other expenses	3,630,219	3,226,517
Interest expense	1,490,385	1,011,515
	13,586,494	11,972,153
NET OPERATING INCOME	642,999	825,635
OTHER INCOME (EXPENSES) - net	(102,218)	133,428
INCOME BEFORE PROVISION FOR INCOME TAX AND NET LOSSES APPLICABLE TO MINORITY INTEREST	540,781	959,063
PROVISION FOR (BENEFIT FROM) INCOME TAX		
Current	106,013	127,620
Deferred	40,246	(55,009)
	146,259	72,611
INCOME BEFORE NET LOSSES APPLICABLE TO MINORITY INTEREST	394,522	886,452
NET LOSSES APPLICABLE TO MINORITY INTEREST	79,739	34,378
NET INCOME	P474,261	P920,830
Earnings Per Share (Note 4)	P0.07	P0.14

See accompanying Notes to Unaudited Consolidated Financial Statements.

Certain accounts on March 31, 2003 Unaudited Consolidated Financials Statements were restated to conform with the March 31, 2004 Unaudited Consolidated Financial Statements.

JG SUMMIT HOLDINGS, INC. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(In Thousands)

	Three Months Ended March 31	
	2004	2003
Capital stock - P1 par value		
Authorized - 14,850,800,000 shares		
Issued - 6,895,273,657 shares	**P6,895,274**	P6,895,274
Additional paid-in capital	**5,961,714**	5,961,714
Accumulated translation adjustment	**1,291,686**	966,109
Retained earnings		
Beginning	**44,881,325**	42,652,458
Effect of adoption of SFAS/IAS 37 and 38 (Note 1)	**-**	(511,252)
As restated	**44,881,325**	42,141,206
Net income	**474,261**	920,830
End	**45,355,586**	43,062,036
Treasury stock -at cost	**(721,848)**	(721,848)
	P58,782,412	P56,163,285

See accompanying Notes to Unaudited Consolidated Financial Statements.

JG SUMMIT HOLDINGS, INC. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands)

	Three Months Ended March 31	
	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES		
Income before income tax and net earnings (losses) applicable to minority interest	**P394,522**	P886,452
Adjustments for:		
Depreciation and amortization	**1,527,309**	1,610,392
Interest expense	**1,490,385**	1,011,515
Interest income	**(841,705)**	(534,345)
Provision for doubtful accounts	**152,162**	102,306
Equity in net earnings of associates	**(262,409)**	(207,769)
Operating income before working capital changes	**2,460,264**	2,868,551
Changes in operating assets and liabilities:		
Decrease (increase) in:		
Receivables	**(241,567)**	(1,092,038)
Inventories	**(394,458)**	(593,553)
Other current assets	**(112,465)**	(786,868)
Other assets	**(355,181)**	470,034
Increase (decrease) in:		
Accounts payable and accrued expenses	**2,334,319**	(888,215)
Income tax payable	**282,414**	208,531
Customers' deposits and other current liabilities	**(30,679)**	(263,641)
Net cash generated from operations	**3,942,647**	(77,199)
Interest received	**774,287**	353,025
Interest paid	**(2,147,008)**	(838,838)
Net cash provided by (used in) operating activities	**2,569,926**	(563,012)
CASH FLOWS FROM INVESTING ACTIVITIES		
Net decrease (increase) in:		
Temporary investments	**3,731,771**	523,811
Investments in associates and advances	**(85,291)**	7,789
Property, plant and equipment	**(2,115,297)**	(2,314,480)
Investments in real properties	**(964,014)**	(352,703)
Net cash provided by (used in) investing activities	**567,169**	(2,135,583)
CASH FLOWS FROM FINANCING ACTIVITIES		
Increase (decrease) in:		
Notes payable	**(136,089)**	465,664
Long-term debt	**(7,290,844)**	1,885,706
Due to affiliated companies and other liabilities	**2,182,624**	44,575
Minority interest in consolidated subsidiaries	**23,733**	20,745
Net cash provided by (used in) financing activities	**(5,220,576)**	2,416,690
NET DECREASE IN CASH AND CASH EQUIVALENTS	**(P2,083,481)**	(P281,905)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	**10,030,588**	8,059,424
CASH AND CASH EQUIVALENTS AT END OF PERIOD	**P7,947,107**	P7,777,519

See accompanying Notes to Unaudited Consolidated Financial Statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Preparation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the Philippines (Philippine GAAP) and under the historical cost convention, except for property, plant and equipment which are carried at revalued amounts.

The preparation of financial statements in accordance with Philippine GAAP requires the Group to make estimates and assumptions that affect the reported amounts on income, expenses, assets and liabilities and disclosure of contingent assets and liabilities. Actual results could differ from those estimates. Management believes that actual results will not be materially different from those estimates.

Among others, the Group adopted the following accounting standards effective January 1, 2003.

Statement of Financial Accounting Standards (SFAS) 37/International Accounting Standard (IAS) 37, *Provisions, Contingent Liabilities and Contingent Assets,* provides the criteria for the recognition and bases for measurement of provisions, contingent liabilities and contingent assets. Accordingly, certain subsidiaries changed their method of accounting for provisions, contingent liabilities and contingent assets.

SFAS 38/IAS 38, *Intangible Assets,* establishes the criteria for the recognition and measurement of intangible assets. It also requires that the expenditures on research, start-up, training, advertising and relocation be expensed as incurred. Accordingly, certain subsidiaries changed their method of accounting for developmental and preoperating expenses and reversed their unamortized developmental and preoperating expenses to conform to the standard. Previously, such expenses were deferred and amortized.

Principles of Consolidation

The unaudited consolidated financial statements as of and for the quarters ended March 31, 2004 and 2003 represent the consolidation of the financial statements of JG Summit Holdings, Inc. (the Parent Company) and the following subsidiaries directly and indirectly owned by the Parent Company:

	Effective Percentage of Ownership	
Companies	**2004**	2003
Foods		
Universal Robina Corporation and Subsidiaries	**86.12**	88.64
Textiles		
Litton Mills, Inc.	**100.00**	100.00
Westpoint Industrial Mills Corporation	**100.00**	100.00
Real estate and Hotels		
Robinsons Land Corporation and Subsidiaries	**91.89**	92.03
Adia Development and Management Corporation	**100.00**	100.00
Telecommunications		
Digital Telecommunications Philippines, Inc. and Subsidiaries	**49.90**	49.91
International Capital and Financial Services		
JG Summit (Cayman), Ltd.	**100.00**	100.00
JG Summit Philippines Ltd. and Subsidiaries	**100.00**	100.00
JG Summit Limited	**100.00**	100.00
JG Summit Capital Services Corporation and Subsidiaries	**100.00**	100.00
Express Holdings, Inc. and a Subsidiary	**100.00**	100.00
Multinational Finance Group Ltd.	**100.00**	100.00

	Effective Percentage of Ownership	
	2004	2003
Petrochemicals		
JG Summit Petrochemical Corporation	**82.28**	80.00
Air Transportation		
Cebu Air, Inc.	**100.00**	100.00
CP Air Holdings, Inc.	**100.00**	100.00
Supplementary Businesses		
Premiere Printing Company, Inc.	**100.00**	100.00
Teral Industrial Corporation	**100.00**	100.00
Unicon Insurance Brokers Corporation	**100.00**	100.00
Hello Snack Foods Corporation	**100.00**	100.00
JG Cement Corporation	**100.00**	100.00
Cebu Pacific Manufacturing Corporation	**100.00**	100.00
Savannah Industrial Corporation	**100.00**	100.00
Cambridge Electronics Corporation (CEC)	-	100.00

Under generally accepted accounting principles (GAAP), it is acceptable to use, for consolidation purposes, financial statements of subsidiaries for fiscal periods differing from that of the Parent Company if the difference is not more than three months. Subsidiaries in the following businesses have a financial year-end of September 30: foods, textiles, real estate and hotels, petrochemicals, and supplementary businesses, substantially all subsidiaries.

On July 11, 2003, the Board of Directors of CEC approved the closure of CEC. With such closure, CEC is no longer consolidated and the investment therein is accounted for at cost as of December 31, 2003. Prior year consolidated financial statements were not restated.

2. INVENTORIES

Inventories consist of:	March 31, 2004 (Unaudited)	December 31, 2003 (Audited)
At cost:		
Finished Goods	**P1,670,171**	P1,851,326
Raw materials	**2,386,987**	1,916,538
Materials in-transit	**1,023,110**	1,014,941
	5,080,268	4,782,805
At net realizable value:		
Work-in-process	**308,043**	350,366
Spare parts, packaging materials and other supplies	**2,270,929**	2,002,055
Poultry and hog breeder stock, market stock and by-products	**505,566**	539,561
Subdivision land and condominium and residential units for sale	**911,009**	959,610
Allowance for inventory obsolescence	**(163,843)**	(116,883)
	3,831,704	3,734,709
	P8,911,972	P8,517,514

Under the terms of the agreements covering liabilities under trust receipts, certain inventories have been released to certain subsidiaries in trust for the banks. Certain subsidiaries are accountable to the banks for the value of the trusteed inventories or their sales proceeds.

3. LONG-TERM DEBT

Long-term debt is summarized as follows:

	March 31, 2004 (Unaudited)	December 31, 2003 (Audited)
Parent Company:		
Foreign Currency:		
Loan from a foreign bank at interest rate of LIBOR plus spread; payable in 14 equal semi-annual amortizations	P 4,991,256	P 5,170,574
Philippine Peso:		
Borrowing from a local bank	1,000,000	1,000,000
	5,991,256	6,170,574
Subsidiaries		
Foreign currencies:		
Supplier's credit agreements with maturities up to 2007 at interest rates of 1.5% to 2% over 180-day LIBOR	6,355,265	13,665,737
US$200 million 8.375% Notes Due 2004	-	4,323,757
US$100 million 8 3/8% Notes Due 2006	2,930,883	2,893,500
US$ 102.3 million Guaranteed Floating Rate Notes and Term Loan Facility Agreement Due 2006	4,907,657	4,852,658
US$ 100 million 9.25% Notes Due 2006	5,481,060	5,419,635
US$ 300 million 8.25% Notes Due 2008	16,471,288	16,286,698
US$ 125 million, 9% Guaranteed Notes Due 2008 interest payable on February 6 and August 6 of each year	6,948,250	6,859,625
Zero Coupon 12% Convertible Bonds Due 2013	11,035	10,911
Various bank borrowings	7,520,594	3,377,326
Minimum capacity purchase agreement	702,700	750,411
	51,328,732	58,440,258
Philippine Pesos:		
Capital lease obligation	2,475,540	2,475,540
Philippine Sugar Corporation, restructured loan payable in twenty five equal annual amortizations	72,308	72,308
Five-year promissory note payable in six semi-annual amortization with remaining balance at maturity	1,000,000	1,000,000
P1,000 million Bonds	1,000,000	1,000,000
	4,547,848	4,547,848
	61,867,836	69,158,680
Less current portion	8,248,699	12,878,787
	P 53,619,137	P 56,279,893

The exchange rate used to restate the foreign currency denominated long-term borrowings as of March 31, 2004 was P56.216:US$1, except for the foreign currency denominated borrowings of certain subsidiaries with fiscal year ending September 30 where such borrowings were restated at the rate of P55.586:US$1.

4. EARNINGS PER SHARE

The following table presents information necessary to calculate EPS as of March 31, 2004 and 2003:

	Three Months Ended March 31	
	2004	2003
Net income	**P 474,261**	P 920,830
Add interest expense on convertible bonds	-	54,397
Net income applicable to common stock	**P 474,261**	P 975,227
Weighted average number of common shares	**6,797,191,657**	6,797,191,657
Potential common shares on convertible bonds	-	214,748,992
Common and potential common shares from assumed conversion	**6,797,191,657**	7,011,940,649
Earnings per share		
Basic	**P 0.07**	P 0.14
Diluted	-	P 0.14

As of March 31, 2003 the assumed conversion of convertible bonds is anti-dilutive. Dilutive effect for the EPS in March 31, 2004 was no longer computed.

5. BUSINESS SEGMENT INFORMATION

The industry segments where the Group operates are as follows:

a. Food, agro-industrial and commodities businesses
b. Property development and hotel management
c. Telecommunications
d. Textiles
e. Petrochemicals
f. International Capital and financial services
g. Air transportation
h. Other supplementary businesses

Financial information about the operations of these business segments as of March 31 is summarized as follows:

	REVENUES		EXPENSES	
	2004	2003	**2004**	2003
Food, agro-industrial and commodities	**P 6,388,186**	P 6,059,728	**P 5,912,792**	P 5,597,608
Telecommunications	**1,747,780**	1,290,894	**1,897,212**	1,377,538
Petrochemicals	**1,661,913**	1,424,685	**1,688,947**	1,471,591
Air transportation	**1,794,988**	1,382,359	**1,703,233**	1,463,278
Real estate & hotels	**1,002,806**	926,556	**752,959**	759,719
Textiles and other supplementary business	**568,395**	651,574	**563,387**	653,153
Parent/International, capital and financial services	**1,065,425**	1,061,992	**1,236,702**	554,071
	P 14,229,493	P 12,797,788	**P 13,755,232**	P 11,876,958

	NET INCOME		TOTAL ASSETS	
	2004	2003	2004	2003
Food, agro-industrial and commodities	P 475,394	P 462,120	P 44,214,863	P 35,112,087
Telecommunications	(149,432)	(86,644)	47,255,951	42,865,000
Petrochemicals	(27,034)	(46,906)	11,833,346	11,641,249
Air transportation	91,755	(80,919)	2,333,444	4,285,394
Real estate & hotels	249,847	166,837	21,854,196	18,748,084
Textiles and other supplementary business	5,008	(1,579)	3,593,531	4,876,166
Parent/International, capital and financial services	(171,277)	507,921	39,320,773	29,937,446
	P 474,261	P 920,830	P170,406,104	P 147,465,426

	LIABILITIES		NET ASSETS	
	2004	2003	2004	2003
Food, agro-industrial and commodities	P 25,760,137	P 17,140,061	P 18,454,726	P 17,972,026
Telecommunications	42,536,856	37,382,436	4,719,095	5,482,564
Petrochemicals	5,682,417	11,526,378	6,150,929	114,871
Air transportation	1,538,987	3,927,984	794,457	357,410
Real estate & hotels	10,704,203	8,222,361	11,149,993	10,525,723
Textiles and other supplementary business	1,426,144	2,961,950	2,167,387	1,914,216
Parent/International, capital and financial services	23,974,948	10,140,971	15,345,825	19,796,475
	P111,623,692	P 91,302,141	P 58,782,412	P 56,163,285

JG SUMMIT HOLDINGS, INC. & SUBSIDIARIES
AGING OF RECEIVABLES
AS OF MARCH 31, 2004
(IN THOUSAND PESOS)

	TOTAL	UP TO SIX MONTHS	OVER SIX MONTHS TO ONE YEAR
TRADE RECEIVABLES	9,159,300	8,070,150	1,089,150
Less: Allowance for doubtful accounts	(1,789,974)	(1,395,526)	(394,448)
NET TRADE RECEIVABLES	7,369,326	6,674,624	694,702
NON-TRADE RECEIVABLES			
Finance receivables	2,207,537	2,207,537	
Others	6,809,205	5,626,171	1,183,034
	9,016,742	7,833,708	1,183,034
	16,386,068	14,508,332	1,877,736

ANNEX "B"

Investor Name				Address			Legal Residence	QIB	Amount Purchased (Pesos)
Last Name1	First Name1	MI	Name 2	Street	District	City			
			PCI CAPITAL CORPORATION	20/F EPCIB TOWER 1	MAKATI AVE.	MAKATI	METRO MANILA	✓	200,000,000.00
PRUDENTIAL BANK	AS TRUSTEE OF		PRUDENTIALIFE PLANS, INC. TRUST FUNDS	3/F PRUDENTIAL BANK	AYALA AVE.	MAKATI CIT	METRO MANILA	✓	20,000,000.00
			EAST WEST BANKING CORPORATION-TRUST DEPARTME	20/F PBCOM TOWER	6795 AYALA AVE	MAKATI CIT	METRO MANILA	✓	25,000,000.00
KNIGHTS OF	COLUMBUS		FRATERNAL ASSOCIATION OF THE PHILIPPINES, INC.	GEN. LUNA ST.	INTRAMUROS	MANILA	METRO MANILA	✓	10,000,000.00
			EQUITABLE PCI BANK AS TRUSTEE FOR VARIOUS ACCOUNTS	16/F EPCIB TOWER 1	MAKATI AVE.	MAKATI CITY	METRO MANILA	✓	877,450,000.00
EQUITABLE PCI BANK	TRUST AS TRUSTEE		FOR VARIOUS TAXABLE ACCOUNTS	16/F EPCIB TOWER 1	MAKATI AVE.	MAKATI CITY	METRO MANILA	✓	12,100,000.00
EQUITABLE PCI BANK	TRUST AS TRUSTEE		FOR VARIOUS TAX-EXEMPT ACCOUNTS	16/F EPCIB TOWER 1	MAKATI AVE.	MAKATI CITY	METRO MANILA	✓	92,950,000.00
EQUITABLE PCI BANK	AS INVESTMENT		MANAGER FOR ARMSTRONG SECURITIES (TAXABLE)	16/F EPCIB TOWER 1	MAKATI AVE.	MAKATI CITY	METRO MANILA	✓	1,000,000.00
EQUITABLE PCI BANK	AS INVESTMENT		MANAGER (TAX-EXEMPT) FOR PHILEX RETIREMENT TRUST	16/F EPCIB TOWER 1	MAKATI AVE.	MAKATI CITY	METRO MANILA	✓	9,000,000.00
EQUITABLE PCI BANK	AS INVESTMENT		MANAGER (TAX-EXEMPT) FOR XAVIER UNIVERSITY	16/F EPCIB TOWER 1	MAKATI AVE.	MAKATI CITY	METRO MANILA	✓	1,000,000.00
EQUITABLE PCI BANK	AS INVESTMENT		MANAGER (TAX-EXEMPT) FOR ST. LOUIS UNIVERSITY	16/F EPCIB TOWER 1	MAKATI AVE.	MAKATI CITY	METRO MANILA	✓	1,000,000.00
EQUITABLE PCI BANK	AS TRUSTEE TO		INTEL TECHNOLOGY (TAX-EXEMPT)	16/F EPCIB TOWER 1	MAKATI AVE.	MAKATI CITY	METRO MANILA	✓	1,500,000.00
EQUITABLE PCI BANK	AS TRUSTEE TO		INTEL PHILS. MFG. (TAX-EXEMPT)	16/F EPCIB TOWER 1	MAKATI AVE.	MAKATI CITY	METRO MANILA	✓	500,000.00
EQUITABLE PCI BANK	AS INVESTMENT		MANAGER (TAX-EXEMPT) FOR CISI	16/F EPCIB TOWER 1	MAKATI AVE.	MAKATI CITY	METRO MANILA	✓	2,500,000.00
EQUITABLE PCI BANK	AS INVESTMENT		MANAGER FOR NATCCO (TAXABLE)	16/F EPCIB TOWER 1	MAKATI AVE.	MAKATI CITY	METRO MANILA	✓	1,000,000.00
EQUITABLE PCI BANK	TRUST AS TRUSTEE		FOR PRUDENTIAL LIFE PLAN GROUP	16/F EPCIB TOWER 1	MAKATI AVE.	MAKATI CITY	METRO MANILA	✓	20,000,000.00
TOTAL									**1,275,000,000.00**

FILE

PSE Code HO-180

COVER SHEET

1	8	4	0	4	4

S.E.C. Registration Number

JG SUMMIT HOLDINGS, INC.

(Company's Full Name)

43/F ROBINSONS-EQUITABLE TOWER, ADB AVE. COR. POVEDA ST ORTIGAS CENTER, PASIG CITY

(Business Address: No. Street City/Town /Province)

ROSALINDA F. RIVERA
Corporate Secretary

Contact Person

633-7631 to 40

Company Telephone Number

12 Month **31** Day

Fiscal Year

FORM TYPE

Second Thursday of June

Month Day

Annual Meeting

Terms and Conditions of the Preferred Shares of JG Summit Holdings, Inc. designated as Tranche 1 of Series A

N/A

Secondary License Type, If Applicable

Dept. Requiring this Doc.

N/A

Amended Articles Number/Section

Total Amount of Borrowings

Total No. of Stockholders

N/A

Domestic

N/A

Foreign

To be accomplished by SEC Personnel concerned

File Number

LCU

Document I.D.

Cashier

STAMPS

Remarks : pls. use black ink for scanning purposes

JG SUMMIT
HOLDINGS, INC.
43rd FLOOR ROBINSONS EQUITABLE TOWER ADB AVE. COR. POVEDA RD. ORTIGAS CENTER, PASIG CITY
TEL. NO.: 633-7631, 637-1670, 240-8801 FAX NO.: 633-9387 OR 633-9207

August 10, 2004

SECURITIES AND EXCHANGE COMMISSION
SEC Building, EDSA
Mandaluyong City

Re : Terms and Conditions of the Preferred Shares of JG Summit Holdings, Inc. designated as Tranche 1 of Series A

Gentlemen:

In compliance with the requirement under Section 6 of the Corporation Code that a certificate be filed with the Securities and Exchange Commission in order to render effective the terms and conditions of preferred shares of stock, please find attached herein a Secretary's Certificate attesting to the adoption by the Board of Directors of JG Summit Holdings, Inc. (the "Company") of resolutions on July 27, 2004 which set forth the features, rights and privileges of the redeemable and non-voting preferred shares of the Company designated as Tranche 1 of Series A.

Very truly yours,

ROSALINDA F. RIVERA
Corporate Secretary

JG SUMMIT HOLDINGS, INC.
Metro Manila

<u>SECRETARY'S CERTIFICATE</u>

I, ROSALINDA F. RIVERA, of legal age, Filipino, with office address at the 40th Floor, Robinsons Equitable Tower, ADB Avenue corner Poveda Street, Ortigas Center, Pasig City, being the duly elected Corporate Secretary of **JG SUMMIT HOLDINGS, INC.**, ("Corporation") with office address at 43rd Floor, Robinsons Equitable Tower, ADB Avenue corner Poveda Street, Ortigas Center, Pasig City, after having been duly sworn in accordance with law, hereby depose and state that the following resolutions were duly adopted by the Board of Directors of the Corporation on July 27, 2004:

"**RESOLVED**, That the Board of Directors of JG Summit Holdings, Inc. (the "Corporation") hereby authorizes the offer and issuance of Two Hundred Fifty Five Million (255,000,000) redeemable preferred shares (Preferred Stock), and the preferences, qualifications, limitations, restrictions and the relative or special rights in respect of the offer and issuance of the Preferred Stock as set forth in the Terms Agreement attached hereto as Annex "A" and incorporated by reference hereof are hereby approved and adopted;

"**RESOLVED FURTHER,** That the Preferred Stock shall have the following preferences, qualifications, limitations, restrictions and the relative or special rights in addition to the preferences, qualifications, limitations, restrictions and the relative or special rights set forth in the Terms Agreement:

1. The Preferred Stock shall be designated as Tranche 1 Series A.
2. The Preferred Stock shall have a par value of ₱1.00 per share and an issue price of ₱5.00 per share.
3. The Preferred Stock shall be redeemed on the fifth year from issue date.
4. The dividend rate shall be twelve (12%) per annum. Dividends shall be payable quarterly until final redemption.
5. The Corporation shall establish a sinking fund for the Preferred Stock, and for the sole purpose of providing funds to pay the Redemption Value, with the trust department of a bank in Metro Manila, not later than thirty (30) Business Days after the issue date of the Preferred Stock.

"**RESOLVED FINALLY,** That Corporation hereby authorizes its Chairman and Chief Executive Officer, Mr. James L. Go, and/or its President and Chief Operating Officer, Mr. Lance Y. Gokongwei, to perform the following acts, for and on behalf of the Corporation:

a) to execute and sign the Terms Agreement in favor of the holders of the Preferred Stock including any supplement thereto.

b) to sign and deliver any and all documents, forms, undertakings, filings and agreements including but not limited to the offering circular and to take any other action deemed desirable or appropriate in connection with (i) any filing with the Philippine Securities and Exchange Commission and (ii) any filing with other proper government agencies in the Philippines as they may deem necessary to effect the transaction contemplated herein.

c) to appoint legal counsel, advisors, accountants, trustees and agents as they may deem necessary."

APPROVED: July 27, 2004.

ROSALINDA F. RIVERA
Corporate Secretary

ATTESTED BY:

JAMES L. GO
Chairman and Chief Executive Officer

SUBSCRIBED AND SWORN to before me this JUL 29 2004 day of ____________, 2004 at CITY OF MAKATI Affiant exhibited to me her Community Tax Certificate No. 13765581 issued at Quezon City on January 13, 2004.

Doc. No.: 108 ;
Page No.: 22 ;
Book No.: V ;
Series of 2004.

RUMMEL R. VELUZ
NOTARY PUBLIC
UNTIL DECEMBER 31, 2005
PTR [illegible]

PREFERRED STOCK
TERMS AGREEMENT

This Preferred Stock Terms Agreement (the "Agreement") is executed on this 27th day of July, 2004, at Pasig City, Philippines, by **JG SUMMIT HOLDINGS, INC.**, a corporation duly organized and existing under and by virtue of the laws of the Republic of the Philippines, with principal office at the 43/F Robinsons Equitable Tower, ADB Avenue corner. P. Poveda Road, Ortigas Complex, Pasig City, Philippines represented herein by its Chairman and Chief Executive Officer, JAMES L. GO (the "**Issuer**") in favor of the holders of the Preferred Stock (the "**Holders**") to be issued by the Issuer.

W I T N E S S E T H: THAT –

WHEREAS, the Issuer is a corporation organized as a holding company having subsidiaries in the Philippines;

WHEREAS, the Issuer will have, as of each Issue Date (as defined herein), approved and authorised the issuance of a tranche of the Preferred Stock with par value one peso (Php1.00) per share, in accordance with the resolutions of its Board of Directors;

WHEREAS, the Issuer intends to offer one or more Series of the Preferred Stock, as defined herein, in one or more Tranches, by private placement, for distribution to qualified institutional buyers under Section 10.1(l) of the Securities Regulation Code, or for distribution to the public, as the Issuer may decide, via the execution of a supplement substantially in the form of Annex A;

NOW, THEREFORE, for and in consideration of the foregoing premises, the Issuer hereto has agreed and has bound itself as follows:

SECTION 1
DEFINITIONS

1.1 The following terms shall have the respective meanings set forth below:

"Accounts"	means (i) as at each 31st December and for the twelve month period then ending, the audited consolidated statements of income and retained earnings and balance sheet of the Issuer prepared in accordance with Applicable Accounting Principles and (ii) as at each 31st March, 30th June and 30th September and for the three-month period then ending, means the unaudited consolidated statements of income and retained earnings and balance sheet of the Issuer prepared in accordance with Applicable Accounting Principles; provided that if the Issuer shall change its financial year so as to end on a date other than 31st December, the foregoing shall be deemed to be amended as necessary; and further provided that if the accounting principles, standards and practices generally accepted in the Republic of the Philippines should be changed and the consolidated statements of income and retained earnings and balance sheet of the Issuer are prepared on such changed basis, the Accounts may comprise such consolidated financial statements together with a certificate of the Auditors setting out the adjustments necessary to restate such financial statements in accordance with Applicable Accounting Principles.
"Applicable Accounting Principles"	means the accounting principles, standards and practices generally accepted in the Republic of the Philippines and in accordance with the laws of the Republic of the Philippines on the basis of which the audited consolidated financial statements of the Issuer were prepared as at and for the twelve months ended 31st December 2003, and includes the accounting policies which were used in the preparation of those accounts.
"Agreement"	means this Terms Agreement, as the same may be amended or supplemented (including but not limited to the Supplements) from time to time.
"Base Rate"	means the bid yield for the applicable 5-year Fixed Rate Treasury Notes ("FXTN") based on the

secondary market bids as displayed on the MART 1 page of Bloomberg at approximately 11:30 a.m. on the Dividend Rate Fixing Date (as defined herein).

In the event that the Base Rate cannot be determined from MART 1 on the Dividend Rate Fixing Date, then the Base Rate on the immediately preceding Business Day from the Dividend Rate Fixing Date shall be used. In the event that the Base Rate still cannot be determined on such date, then the Base Rate two (2) Business Days before the Dividend Rate Fixing Date shall be used.

If the Base Rate ceases to be an acceptable mark-to-market benchmark yield for the FXTN that members of the Bankers' Association of the Philippines can utilize, then the Base Rate shall be replaced by such acceptable mark-to-market benchmark yield.

"Break Funding Cost"	has the meaning in Section 9.2 (b).
"Business Day"	means a day, except Saturday or Sunday or legal holidays, in which Philippine banks are required to be open for business in Makati City.
"Certification Date"	has the meaning in Section 7.7.
"Change in Circumstance Notice"	has the meaning in Section 9.2 (a).
"Change in Circumstance Redemption"	has the meaning in Section 9.2 (a).
"Change in Circumstance Redemption Date"	has the meaning in Section 9.2 (a).
"Common Shares"	has the meaning in Section 2.2.
"Compliance Certificate"	means a certificate (i) in respect of the unaudited interim Accounts, signed by two directors of the Issuer and (ii) in respect of the audited annual Accounts, signed by the Auditors, in each case confirming compliance with the financial ratios set out in this Condition by reference to the Accounts which the certificate accompanies and setting out in reasonable detail the computations necessary to

demonstrate such compliance;

"Consolidated Current Assets" means the aggregate value of those consolidated assets of the Group which would be classified as current assets in accordance with generally accepted accounting principles in the Republic of the Philippines and as shown in the Accounts including but not limited to stock in trade, work in progress, marketable securities, cash and bank balances of the Group and moneys owing to the Group payable on demand or within one year from the date of computation.

"Consolidated Current Liabilities" means the aggregate amount of those consolidated liabilities of the Group which would be classified as current liabilities in accordance with generally accepted accounting principles in the Republic of the Philippines and as shown in the Accounts including but not limited to liabilities to pay money on demand or within one year from the date of computation (including the current portion of any long-term debt).

"Consolidated Stockholders' Equity" means at any time the aggregate of:

i. the amount paid up or credited as paid up on the issued share capital of the Issuer; and

ii. the amount standing to the credit of the consolidated retained earnings, accumulated translation adjustments and other adjustments to the capital accounts of the Group based on the Accounts.

"Consolidated Total Borrowings" means the aggregate of the Financial Indebtedness of the Group (without double-counting).

"Daily Dividend per Share" has the meaning in **Section 4.2.**

"Debt" means any indebtedness in respect of:

i. moneys borrowed;

ii. any debenture, bond, note, loan, stock or other

security;

iii. any acceptance or documentary credit;

iv. receivables sold or discounted (otherwise than on a non-recourse basis);

v. the acquisition cost of any asset to the extent payable before or after the time of acquisition or possession by the party liable where the advance or deferred payment is arranged primarily as a method of raising finance or financing the acquisition of that asset;

vi. any lease entered into primarily as a method of raising finance or financing the acquisition of the asset leased;

vii. any currency swap or interest swap, cap or collar arrangement or any other derivative instrument;

viii. any amount raised under any other transaction having the commercial effect of a borrowing or raising of money;

ix. any amount payable pursuant to a redemption or repurchase of shares of stock or other securities; or

x. any guarantee, indemnity or similar assurance against financial loss of any person.

but in any event shall not include indebtedness arising in respect of equipment purchases where the relevant equipment is subject to good faith dispute by the Issuer or the Principal Subsidiary, as applicable.

"Dividend Default" has the meaning in **Section 8.1.a.**

"Dividend" or "Dividends" has the meaning in **Section 4.**

"Dividend Payment Date" means as to each dividend payment, the due date for such payment which falls on the last day of a Dividend Period, provided, however, that such Dividend Payment Date(s) shall be automatically adjusted to fall on the immediately succeeding Business Day if the Dividend Payment Date(s) are declared or allowed to be non-working holidays or non-Business Days in Makati City.

"Dividend Period" — means the period commencing on the Issue Date and having three (3) Months and each period thereafter commencing on the day following the last day of the then current dividend period and having a duration of three (3) Months.

"Dividend Rate Fixing Date" — means the date prior to the start of an Offer Period.

"Dividend Rate" — means the (i) sum of the Base Rate and a spread to be determined at each Issue Date, or (ii) a fixed rate, as shall be mutually agreed upon by the Issuer and the relevant underwriters on a Dividend Rate Fixing Date.

"Early Redemption" — means redemption of the Preferred Stock pursuant to **Section 9.1**.

"Early Redemption Date" — shall have the meaning in **Section 9.1**.

"Final Redemption" — means redemption of the Preferred Stock pursuant to **Section 9.3**.

"Final Redemption Date" — means the date which is the Final Redemption Date of each Series or Tranche of the Preferred Stock.

"Financial Indebtedness" — means any indebtedness in respect of:

i. moneys borrowed;

ii. any debenture, bond, note, loan stock or other security;

iii. any acceptance or documentary credit;

iv. receivables sold or discounted (otherwise than on a non-recourse basis);

v. the acquisition cost of any asset to the extent payable before or after the time of acquisition or possession by the party liable where the advance or deferred payment is arranged primarily as a method of raising finance or financing the acquisition of that asset;

vi. any lease entered into primarily as a method of raising finance or financing the acquisition of the asset leased;

vii. any currency swap or interest swap, cap or collar,

arrangement or any other derivative instrument;

viii. any amount raised under any other transaction having the commercial effect of a borrowing or raising of money; or

ix. any guarantee, indemnity or similar assurance against financial loss of any person.

provided that any currency swap involving the proceeds of an Offer of Preferred Stock shall not be deemed Financial Indebtedness.

"Financial Statement"	means the financial statement in **Section 2.12.**
"Group"	means the Issuer and its Subsidiaries.
"Holder"	means a holder of the Preferred Stock as registered in the records of the Stock Transfer Agent.
"Holder Trigger Notice"	means the notice given by the Holder to the Issuer under **Section 8.2(b)**.
"Issue Date"	means the relevant Issue Date of each Series or Tranche of a Series of the Preferred Stock.
"Issue Price"	means the issue price per share of a Series or Tranche of the Preferred Stock.
"Issue Value"	means the product of an Issue Price and the number of Preferred Stock offered in a Series or Tranche.
"Issuer"	refers to JG Summit Holdings, Inc.
"Law"	means (i) any statute, decree constitution, regulation, rule, order or any directive of the Republic of the Philippines, (ii) any treaty, pact, compact or other agreement to which the Republic of the Philippines is a signatory or a party, (iii) any judicial or administrative interpretation or application of any Law described in clause (i) or (ii) above, and (iv) any amendment or revision of any Law described in clause (i), (ii) or (iii) above.
"Lead Underwriter"	refers to the financial institution to be appointed by

the Issuer to underwrite such Series or Tranche of the Preferred Stock, pursuant to the applicable underwriting agreement.

"Liquidation Value" has the meaning in Section 5.1.

"Majority Holder" has the meaning in Section 7.10.

"Material Adverse Effect" means:

(a) a material adverse effect on the business or financial condition of the Issuer, a Principal Subsidiary or the Group as a whole; or

(b) a material adverse effect on the ability of the Issuer to perform its obligations under this Agreement and the Preferred Stock.

"Material Subsidiary" means:

i. any Subsidiary of the Issuer:

(1) whose gross revenues, as shown by the then latest audited statement of income (consolidated where applicable) of such Subsidiary, is at least ten per cent (10%) of the consolidated gross revenues of Issuer as shown by its latest audited consolidated statement of income; or

(2) whose total net income before taxation and extraordinary items, as shown by the then audited statement of income (consolidated where applicable) of such Subsidiary, are at least ten per cent (10%) of the total consolidated net income before taxation and extraordinary items of the Issuer as shown by its latest audited consolidated statement of income; or

(3) whose total assets, as shown by the then audited balance sheet (consolidated where applicable) of such Subsidiary, are at least ten per cent (10%) of the total consolidated assets of the Issuer as shown by its latest audited consolidated balance sheet;

provided that:

(A) in the case of a Subsidiary acquired,

or a company becoming a Subsidiary, after the end of the financial period to which the latest consolidated audited accounts of the Issuer relate, the reference to the then latest consolidated audited accounts of the Issuer for the purposes of the calculation above shall, until consolidated audited accounts of the Issuer for the financial period in which the acquisition is made or, as the case may be, in which the relevant company becomes a Subsidiary are submitted to the Philippines Securities and Exchange Commission (the "SEC") or the Philippine Stock Exchange (the "PSE"), be deemed to be a reference to the then latest consolidated audited accounts of the Issuer adjusted to consolidate the latest audited accounts (consolidated where applicable) of such Subsidiary in such accounts;

(B) if at any relevant time in relation to the Issuer or any Subsidiary in respect of which financial consolidation is relevant, no consolidated accounts are prepared and audited, gross revenues, or net income before taxation and extraordinary items or, as the case may be, total assets of the Issuer and/or any such Subsidiary shall be determined on the basis of pro-forma consolidated accounts prepared for this purpose by the auditors for the time being of the Issuer;

(C) if at any relevant time in relation to any Subsidiary, no accounts are audited, its gross revenues, or net income before taxation and extraordinary items or, as the case may be, total assets (consolidated where applicable) shall be determined on the basis of pro-forma accounts (consolidated where applicable) of the relevant Subsidiary prepared for this purpose by the auditors for the time being of the Issuer; and

(D) if the accounts of any Subsidiary (not being a Subsidiary referred to in proviso (A) above) are not consolidated with those of the Issuer, then the determination of whether or not such Subsidiary is a Material Subsidiary shall be based on a pro-forma consolidation

of its accounts (consolidated where applicable) with the consolidated accounts (determined on the basis of the foregoing) of the Issuer; or

(ii) any Subsidiary of the Issuer to which is transferred the whole or substantially the whole of the assets of a Subsidiary which immediately prior to such transfer was a Material Subsidiary, provided that the Material Subsidiary which so transfers its assets shall forthwith upon such transfer cease to be a Material Subsidiary (unless such Subsidiary would continue to be a Material Subsidiary on the basis of such accounts by virtue of the provisions of paragraph (i) above) and the Subsidiary to which the assets are so transferred shall become a Material Subsidiary at the date on which the first audited accounts (consolidated where applicable) of the Issuer prepared as of a date later than such transfer are submitted to the SEC or the PSE.

"Month"	means the period starting on one day in a calendar month and ending on the numerically corresponding day in the next succeeding calendar month, save that if there is no numerically corresponding day in the month in which that period ends, that period shall end on the last Business Day in that succeeding month (references to "**Months**" shall be construed accordingly).
"Offer"	means the offer by the Issuer for the issuance of a Series or Tranche of the Preferred Shares
"Offer Period"	means the applicable offer period for each Series or Tranche of the Preferred Stock as set forth in the Supplements, which shall commence not later than three (3) Business Days immediately prior to each Issue Date.
"Offering Circular"	means the selling material, including any amendment or supplement thereto distributed by the Issuer for the purpose of an Offer of the Preferred Stock through any means (including a private placement or an offer to qualified institutional buyers) other than through a public offer.
"Paying Agency and Stock	means the Paying Agency and Stock Transfer

Transfer Agency Agreement"	Agency Agreement dated 27 July 2004 which forms an integral part of this Agreement by way of reference.
"Paying Agent"	means Equitable PCI Bank – Trust Banking Group which is appointed as Paying Agent in accordance with the Paying Agency and Stock Transfer Agency Agreement.
"Payment Date"	means (i) in respect of a redemption of the Preferred Stock, the applicable Redemption Date and (ii) in respect of a payment of Dividends, the applicable Dividend Payment Date.
"Payment Default"	has the meaning in **Section 8.1.b.**
"Permit to Sell"	means the SEC approval authorizing the offer for sale and distribution of the Preferred Stock to the public.
"Penalty Interest"	means the penalty interest payable by the Issuer pursuant to Section 10 of this Agreement.
"Preferred Stock"	means Series A of Preferred Shares, with a par value of one peso (Php 1.00) per share, including each Tranche thereof, which are issued pursuant to the terms of this Agreement and the relevant Supplements.
"Preferred Shares"	has the meaning in Section 2.2.
"Principal Subsidiary"	means

i. any Subsidiary of the Issuer

(1) whose gross revenues, as shown by the then latest audited statement of income (consolidated where applicable) of such Subsidiary, is at least fifteen percent (15%) of the consolidated gross revenues of the Issuer as shown by its latest audited consolidated statement of income, or

(2) whose total assets as shown by the then audited balance sheet (consolidated where applicable) of such Subsidiary, are at least fifteen percent (15%) of the total consolidated assets of the Issuer as shown by

its latest audited consolidated balance sheet;

provided that:

(A) in the case of a Subsidiary acquired, or a company becoming a Subsidiary, after the end of the financial period to which the latest consolidated audited accounts of the Issuer relate, the reference to the then latest consolidated audited accounts of the Issuer for the purposes of the calculation above shall, until consolidated audited accounts of the Issuer for the financial period in which the acquisition is made or, as the case may be, in which the relevant company becomes a Subsidiary are submitted to the SEC or the PSE, be deemed to be a reference to the then latest consolidated audited accounts of the Issuer adjusted to consolidate the latest audited accounts (consolidated where applicable) of such Subsidiary in such accounts;

(B) if at any relevant time in relation to the Issuer or any Subsidiary in respect of which financial consolidation is relevant, no consolidated accounts are prepared and audited, gross revenues, or, as the case may be, total assets of the Issuer and/or any such Subsidiary shall be determined on the basis of pro-forma consolidated accounts prepared for this purpose by the auditors for the time being of the Issuer;

(C) if at any relevant time in relation to any Subsidiary, no accounts are audited, its gross revenues, or, as the case may be, total assets (consolidated where applicable) shall be determined on the basis of pro-forma accounts (consolidated where applicable) of the relevant Subsidiary prepared for this purpose by the auditors for the time being of the Issuer; and

(D) if the accounts of any Subsidiary (not being a Subsidiary referred to in proviso (A) above) are not consolidated with those of the Issuer, then the determination of whether or not such Subsidiary is a Principal Subsidiary shall be based on a pro-forma

consolidation of its accounts (consolidated where applicable) with the consolidated accounts (determined on the basis on the foregoing) of the Issuer; or

ii. any Subsidiary of the Issuer to which is transferred the whole or substantially the whole of the assets of a Subsidiary which immediately prior to such transfer was a Principal Subsidiary, provided that the Principal Subsidiary which so transfers its assets shall forthwith upon such transfer cease to be a Principal Subsidiary (unless such Subsidiary would continue to be a Principal Subsidiary on the basis of such accounts by virtue of the provisions of paragraph (i) above) and the Subsidiary to which the assets are so transferred shall become a Principal Subsidiary at the date on which the first audited accounts (consolidated where applicable) of the Issuer prepared as of a date later than such transfer are submitted to the SEC or the PSE.

"Prospectus" means the selling material, including any amendment or supplement thereto, filed by the Issuer with, and approved by the SEC for the purpose of an Offer to the public and made an integral part hereof.

"Redemption Date" means for each Series or Tranche: (a) in respect of Early Redemption, the Early Redemption Date, (b) in respect of Change in Circumstance Redemption, the Change in Circumstance Redemption Date, and (c) in respect of Final Redemption, the Final Redemption Date.

"Redemption Value" means

i. in respect of a Final Redemption, an Early Redemption or a Change in Circumstance Redemption under Section 9.2(a)(ii), the sum of the Issue Value of the Preferred Stock plus all accrued and unpaid Dividends payable on a Redemption Date; and

ii. in respect of a Change in Circumstance Redemption under Section 9.2(a)(i), an amount equivalent to the sum of the accrued and unpaid Dividends on the Preferred Stock plus the net

present value of the Issue Value and the unaccrued Dividends (the "Discounted Cash Flows") on the Preferred Stock discounted at the yield of the "comparable benchmark tenor" as shown on the MART1 page of Bloomberg (or, if such page is not available, on such successor Bloomberg page or similar page provided by another information supplier) at 11:30 a.m. on the second Business Day preceding the Change in Circumstance Redemption Date, provided, however, that the Discounted Cash Flows shall not exceed one hundred five percent (105%) nor be less than one hundred percent (100%) of the Issue Value of the Preferred Stock being redeemed.

For the avoidance of doubt, the "comparable benchmark tenor" shall mean the nearest benchmark tenor equivalent to the period from the Change in Circumstance Redemption Date to the Final Redemption Date of such Preferred Stock.

"Registration Statement"	means the Registration Statement filed by the Issuer with the SEC for the purpose of registering the Preferred Stock to be offered to the public as the Issuer may decide, in compliance with the provisions of the Securities Regulation Code, as the same may be amended or supplemented.
"SEC"	means the Securities and Exchange Commission of the Republic of the Philippines.
"Securities Regulation Code or the "SRC"	means Republic Act 8799 of the Republic of the Philippines, as the same may be amended from time to time.
"Sinking Fund"	has the meaning in **Section 11.**
"Stock Transfer Agent"	means Equitable PCI Bank – Trust Banking Group which was appointed as Stock Transfer Agent in accordance with the Paying Agency and Stock Transfer Agency Agreement.
"Subsidiary"	of a company means any company or other business entity which the first company owns or controls (either directly or indirectly through another or other Subsidiaries) 50% or more of the issued share capital

or other ownership interest having ordinary voting power to elect directors, managers or trustees of such company or other business entity, or any company or other business entity which at any time has its accounts consolidated with those of the first company, or which under Philippine law, regulations or generally accepted accounting principles from time to time, should have its accounts consolidated with those of the relevant company.

"Tax" means any present and future taxes (including documentary stamp tax or value-added tax), levies, imposts, duties, filing and other fees or charges imposed by the Republic of the Philippines or any political subdivision or taxing authority hereof.

"Trigger Event" shall mean an event contemplated in **Section 8.1.**

"Trigger Event Notice" has the meaning in **Section 8.2(a).**

"Underwriters" refers to the financial institutions to be appointed by the Lead Underwriter to underwrite such Series or Tranche of the Preferred Stock, on a firm basis, pursuant to the applicable participation agreement.

1.2 All terms defined in this Agreement shall have their defined meanings when used in any certificate, report or other document or instrument made or delivered pursuant hereto. All Annexes shall be considered integral parts of this Agreement. Titles of provisions in this Agreement are used for convenience of reference only and do not limit or affect the interpretation of the provisions hereof. Words denoting persons shall include individuals, corporations, partnerships, joint ventures, trusts, unincorporated organizations, political subdivisions, agencies or instrumentalities. Other than to a "third party", references to "party", "parties" or "parties hereto" or similar references and references to "Section" or "Sections" are to be construed as references to a party or the parties to this Agreement and Sections of this Agreement. No representation, undertaking or promise shall be taken to have been given or be implied from anything said or written in negotiations among the parties prior to the execution of this Agreement, except as set out herein.

Section 2
REPRESENTATIONS AND WARRANTIES OF THE ISSUER

The Issuer hereby represents and warrants to the Holders as follows:

2.1 The Issuer is a corporation duly organized, validly existing and in good standing

under and by virtue of the laws of the Republic of the Philippines, has its principal office at the address indicated in this Agreement, is registered or qualified to do business in every jurisdiction where registration or qualification is necessary and has the corporate power and authority to conduct its business as presently being conducted and to own its properties and assets now owned by it as well as those to be hereafter acquired by it for the purpose of its business;

2.2 The Issuer has an authorized capital stock of Fourteen Billion Eight Hundred Fifty Million Eight Hundred Thousand Pesos (P14,850,800,000) divided into Twelve Billion Eight Hundred Fifty Million Eight Hundred Thousand (12,850,800,000) common shares with a par value of One Peso (Php 1.00) per share (**"Common Shares"**) and Two Billion (2,000,000,000) preferred shares with par value of One Peso (Php 1.00) per share (**"Preferred Shares"**), of which capital stock Six Billion Seven Hundred Ninety Seven Million One Hundred Ninety One Thousand Six Hundred Fifty Seven (6,797,191,657) Common Shares are as of the date of this Agreement issued and outstanding (net of Ninety Eight Million Eighty Two Thousand [98,082,000] Common Shares held in treasury).

The preferences, privileges, and voting powers of the Preferred Shares as provided in the Amended Articles of Incorporation of the Issuer are as follows:

1. The Preferred Shares may be issued by the Board of Directors for such amount (not less than par), in such series, and purpose or purposes as shall be determined by the Board of Directors.

2. The Preferred Shares shall be non-convertible, non-voting, cumulative and non-participating.

3. The Preferred Shares may be redeemable at the option of the Issuer at any time, upon payment of their aggregate par or issue value, plus all accrued and unpaid dividends, on such terms as the Board of Directors may determine at the time of issuance. Preferred Shares so redeemed may be reissued by the Issuer upon such terms and conditions as the Board of Directors may determine.

4. The holders of Preferred Shares will have preference over holders of Common Shares in the payment of dividends and in the distribution of corporate assets in the event of dissolution, liquidation or winding up of the Issuer, whether voluntary or involuntary. In such an event, the holders of Preferred Shares shall be paid in full or ratably, insofar as the assets of the Issuer will permit, the par or issue value of each preferred share held by them, as the Board of Directors may determine upon their issuance, plus unpaid cumulated dividends up to the current period, before any assets of the Issuer shall be paid or distributed to the holders of the Common Shares.

5. The holders of Preferred Shares shall be entitled to the payment of current as well as any accrued or unpaid dividends on the Preferred Shares before any dividends can be paid to the holders of Common Shares.

6. The holders of Preferred Shares shall not be entitled to any other or further dividends beyond that specifically payable on the preferred shares.

7. The holders of Preferred Shares shall not be entitled to vote (except in those cases specifically provided by law) or be voted for.

8. The holders of Preferred Shares shall have no pre-emptive rights, options or any other similar rights to subscribe or receive or purchase any or all issues or other disposition of Common or other Preferred shares of the Issuer.

9. The Preferred Shares shall be entitled to receive dividends at a rate or rates to be determined by the Board of Directors upon their issuance.

The Board of Directors shall be authorized to fix, implement, amend and provide such other terms and conditions of the preferred shares as it shall deem fit.

2.3 Except as disclosed in writing to each of the Holders, there are no securities convertible into or exchangeable for additional shares of equity securities of any kind, and except for this Agreement and the Supplements, there are no subscription, option, warrant, conversion or other rights or agreements of any kind obligating the Issuer to issue or sell any shares of any class of equity securities of the Issuer, or any securities convertible into or exchangeable for any such shares, and no authorization therefor has been given. Other than as provided in this Agreement and the Supplements, there are no outstanding contractual or other rights or obligations to, or of the Issuer to repurchase, redeem or otherwise acquire any outstanding shares or other equity interests of the Issuer.

2.4 All issued and outstanding shares of capital stock of the Issuer have been duly and validly issued and are fully paid and non-assessable.

2.5 Upon authorization, issuance, sale and delivery of the Preferred Stock, (i) the Preferred Stock will be duly authorized and validly issued, (ii) each Holder, or its nominee as the case may be, will acquire good and valid title to its Preferred Stock, free and clear of any mortgage, claim, security interest or other encumbrance (other than as provided in this Agreement and the Supplements).

2.6 All corporate authorizations, approvals and other acts legally necessary for the Offer and issuance of the Preferred Stock, and for the Issuer to enter into and comply with its obligations under this Agreement, have been obtained or effected or shall have been obtained or effected on or before each Offer Period.

2.7 All government authorizations, approvals, rulings, registrations and other acts legally necessary for the Offer and payment of the Preferred Stock, for the circulation of the Prospectus and the Offering Circular, if any, as may be amended or supplemented, have been obtained.

2.8 All conditions required under the SRC and the Permit to Sell and those imposed by

the SEC with respect to the applicable Offer have been complied with by the Issuer as of the date and/or time that they are required to be complied with.

2.9 The Registration Statement and the Prospectus, if any are required by applicable law, or the Offering Circular do not violate any statute, or any rule or regulation of any government agency or office and do not contain any untrue or misleading statement of a material fact or omit any material fact necessary or required to be stated therein for purposes of fair disclosure or to prevent any statement therein from becoming misleading. The Offering Circular or the Registration Statement and the Prospectus contain a reasonably complete description of the business, properties and operations of the Issuer, its capitalization, the Preferred Stock, and the terms of the Offer.

2.10 The Offer and the obligations of the Issuer under this Agreement and the Supplements will constitute its legal, valid and binding obligations enforceable in accordance with the terms hereof, and the compliance by the Issuer with its obligations under this Agreement will not conflict with, nor constitute a breach of or default of, the Articles of Incorporation, By-laws or any resolution of the Board of Directors of the Issuer, or any rights of the stockholders of the Issuer, or any contract or other instrument by which the Issuer is bound, or by any law of the Republic of the Philippines or any regulation, judgment, or order of any office, agency or instrumentality thereof applicable to the Issuer.

2.11 Except as the Issuer may have otherwise disclosed in writing to the Holders, on or prior to the date hereof, there are no legal, administrative or arbitration actions, suits or proceedings pending or, to the best of its knowledge, threatened against or affecting the Issuer which, if adversely determined, would have a Material Adverse Effect on the business operations, properties, assets or financial conditions of the Issuer or which enjoin or otherwise adversely affect the execution, delivery or performance of this Agreement, the Offer and the issuance of the Preferred Stock.

2.12 The audited financial statements of the Issuer as of December 31, 2003 (the "**Financial Statements**") are in accordance with the books and records of the Issuer, are complete and correct in all material respects, have been prepared in accordance with generally accepted Philippine accounting principles and practices, and fairly represent the Issuer's financial condition and results of operations as of the date thereof and for the period then ended. Since such date, there has been no material change in the financial condition or results of operations of the Issuer sufficient to impair its ability to perform its obligations under the Preferred Stock according to the terms thereof.

2.13 Except to the extent reflected or adequately reserved against in the Financial Statements or in the explanatory notes thereto, the Issuer has, as of the date thereof, no liabilities or obligations of any nature, whether accrued, absolute, contingent or otherwise, including but not limited to tax liabilities due or to become due and whether incurred in respect of or measured by any income for any period prior to such date or arising out of transactions entered into or any state of facts existing prior thereto, which will in any case or in the aggregate, have a Material Adverse Effect on the Issuer's ability to discharge its obligations under this Agreement and

the Supplements.

2.14 Except as disclosed in writing to the Holders since the respective dates as of which information is given in an Offering Circular or a Registration Statement and Prospectus, as the case may be, there has been no change in the financial condition, assets and liabilities of the Issuer, other than changes which do not, either in any case or in the aggregate, have a Material Adverse Effect on the Issuer's ability to discharge its obligations under this Agreement and the Supplements.

2.15 Except as otherwise disclosed in writing by the Issuer, no event has occurred and is continuing which constitutes a default by the Issuer under or in respect of any agreement binding upon the Issuer and no event has occurred which, with the giving of notice, lapse of time, or other condition would constitute a default by the Issuer under or in respect of such agreement, which default shall have a Material Adverse Effect on the Issuer's ability to comply with this Agreement and pay the Dividends and Redemption Value which may be due on the Preferred Stock.

2.16 Except as otherwise disclosed in writing by the Issuer, the Issuer has good and marketable title to all its properties, free and clear of liens, encumbrances, restrictions, pledges, mortgages, security interest or charges.

2.17 Except where such non-compliance could not individually or in the aggregate reasonably be expected to have a Material Adverse Effect on the Issuer's ability to discharge its obligations under this Agreement and pay for amounts due on the Preferred Stock, (i) the Issuer is conducting its business and operations in compliance with the applicable laws and regulations of government authorities; and (ii) the Issuer has filed true, complete and timely tax returns and has paid all taxes due in respect of the ownership of its properties and assets or the conduct of its operations, except to the extent that the payment of such taxes is being contested in good faith and by appropriate proceedings.

2.18 The Issuer and each of its Material Subsidiaries has obtained the necessary concessions, permits, or privileges required for the conduct of its business and operations, and shall have free and continued use and exercise thereof.

2.19 The Issuer and each of its Material Subsidiaries maintains insurance with responsible and reputable insurance companies in such amounts and covering such risks as are prudent and appropriate and as are usually carried by companies engaged in similar business and owning similar properties in the same geographical areas as those in which the Issuer operates.

2.20 The Issuer and each of its Material Subsidiaries maintains the services of a responsible and reputable external auditor.

The above representations and warranties are true and correct as of the date of this Agreement and shall remain true and correct as long as the Preferred Stock or any portion thereof remains outstanding, subject only to any written disclosures made by the Issuer in the relevant Supplements.

K

On the date of execution of each Supplement, the above representations and warranties shall be deemed repeated; provided that (i) any disclosure under Section 2.2 shall be made by the Issuer on of before the date of such Supplement and (ii) the audited financial statements under Section 2.12 shall be in respect of the fiscal year immediately preceding the fiscal year in which the Supplement is executed; provided further, that if the Supplement shall be executed prior to the date that the Issuer is required by law or regulation to complete its audited financial statements for the immediately preceding fiscal year, the most recent audited financial statements shall apply; provided finally, that the representations and warranties modified and repeated on the date of each Supplement shall remain true and correct as long as the Preferred Stock or any portion thereof remains outstanding, subject only to any written disclosures made by the Issuer in the relevant Supplements.

Section 3
THE PREFERRED STOCK

3.1 The Issuer may offer, issue and sell the Preferred Stock in one or more series (each, a "**Series**") with one or more tranches (each, a "**Tranche**") subject to the terms and conditions stated herein. The aggregate number of shares of Preferred Stock which may be issued and delivered by the Issuer under this Agreement shall not exceed Eight Hundred Million (800,000,000).

3.2 For each Series or Tranche of the Preferred Stock issued and sold by the Issuer, the Issuer shall authorize and execute a supplement to this Agreement (each, a "**Supplement**") substantially in the form of **Annex A**, which shall set forth, but shall not be limited to, the following terms:

a. The designation of the Series or Tranche;

b. The number of Preferred Stock subject of the Offer;

c. The Issue Price;

d. Issue Value;

e. The Dividend Rate;

f. The Issue Date;

g. Offer Period;

h. The schedule of Dividend Payment Dates;

i. The Final Redemption Date; and

j. Lead Underwriter, and/or syndicate of Underwriters, as the case may be. K

3.3 The obligations of the Issuer consist of: (i) all its obligations at any time under the Preferred Stock pursuant to this Agreement, including the payment of Dividends, the Redemption Value, as well as any and all reasonable expenses to be incurred in enforcing any of the rights, powers and remedies of the Holders under this Agreement, including reasonable compensation to a Holder's agents, attorneys and counsel, and any reasonable expenses or liabilities incurred without negligence or bad faith by the Holders, and (ii) all its obligations under a Supplement or Supplements, as the case may be.

3.4 The Preferred Stock will rank, with respect to dividend rights and with respect to rights on liquidation, distribution of assets upon winding-up and dissolution of the Issuer, as applicable, senior to the Common Stock of the Issuer as provided herein.

3.5 The Holders shall have no pre-emptive rights or other similar rights to subscribe to, receive or purchase any or all issues or other disposition of shares of the capital stock of the Issuer.

Section 4
DIVIDENDS

4.1 The Holders will be entitled to receive on a Dividend Payment Date, when and as declared by the Board of Directors, out of the unrestricted retained earnings of the Issuer, cumulative dividends (the "**Dividends**") based on the applicable Issue Price accruing from the applicable Issue Date and computed in accordance with **Section 4.2**.

4.2 Dividends shall be computed on the basis of 30/360 days. Accordingly, the amount of Dividends to accrue daily in respect of a share of Preferred Stock shall be equivalent to the product of the Issue Price of a Preferred Stock and the Dividend Rate divided by three hundred sixty (360) days (the "**Daily Dividend per Share**"), provided that the amount of Dividends to accrue during each Dividend Period shall be equivalent to the Daily Dividend per Share multiplied by ninety (90) days.

4.3 Dividends on the Preferred Stock shall be cumulative and shall accrue on a daily basis from the Issue Date, whether or not declared and whether or not in any fiscal year there shall be unrestricted retained earnings available for the payment of Dividends in such fiscal year, so that if in any fiscal year or years, Dividends in whole or in part are not paid upon the Preferred Stock, unpaid Dividends shall accumulate as against the holders of the Common Stock. Dividends undeclared or unpaid on each Dividend Payment Date shall compound at the Dividend Rate, in accordance with the following formula:

$$\text{Compounded Dividends Due} = D * (1+R/m)^{mn}$$

where:

D	=	Dividends due
R	=	Dividend Rate per Tranche or Series
n	=	years
m	=	compounding periods per annum

4.4 The Holder on a record date, as set out in the Paying Agency and Stock Transfer Agency Agreement, with respect to the payment of Dividends shall be entitled to receive Dividends on such share of Preferred Stock on the corresponding Dividend Payment Date [notwithstanding that after such record date, the Issuer redeems such Preferred Stock or defaults in the payment of the Dividends payable with respect to such share of Preferred Stock on such Dividend Payment Date].

4.5 All Dividends which become due and payable will be paid in cash and in same day funds and shall be declared in Philippine Pesos and as set out in the Paying Agency and Stock Transfer Agency Agreement.

4.6 So long as any shares of Preferred Stock are outstanding, in no event shall (i) any dividends whatsoever, whether in cash, stock or otherwise, be paid or declared, or set aside for payment, or other distributions be made, on any shares of Common Stock or series of preferred stock junior to the Preferred Stock of the Issuer either as to dividends or upon liquidation, dissolution or winding up, or (ii) any shares of Common Stock or of any series of preferred stock of the Issuer ranking on liquidation junior to the Preferred Stock be purchased, redeemed, retired or otherwise for valuable consideration by the Issuer unless all accrued Dividends in respect of the Preferred Stock have been paid in full as set forth in **Section 4.1**.

4.7 In the absence of any statutory restriction on the Issuer to declare Dividends, the Issuer shall declare and pay Dividends on the Preferred Stock to the full extent legally possible, in accordance with this Agreement and the Supplements, out of any monies or funds legally available to the Issuer.

4.8 Without prejudice to **Section 5, Section 9, and Section 10** of this Agreement, no other dividends on the Preferred Stock shall be paid beyond that expressly payable herein.

Section 5
LIQUIDATION

5.1 The liquidation value (the "**Liquidation Value**") of each share of Preferred Stock is equal to the Issue Value of such share plus any accrued and unpaid Dividends in respect of such share.

5.2 In the event of any voluntary or involuntary liquidation, dissolution or winding-up of the Issuer, after satisfaction of the claims of creditors and before the payment or distribution of assets is made on any Common Stock or on any other series of Preferred Shares ranking on liquidation junior to the Preferred Stock, the Holders of

shares of Preferred Stock (not otherwise redeemed in accordance with **Section 9** herein) will be entitled to receive a liquidation preference equal to the Liquidation Value of their shares. If the assets of the Issuer are not sufficient to pay in full the Liquidation Value due to each of the Holders, then the Holders shall share ratably in such distribution of assets in accordance with the amount which would be payable on such distribution if the amounts to which the Holders and other stock of equal rank (if any) are entitled were paid in full. The consolidation or merger of the Issuer with another entity shall not be deemed a voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Issuer provided the Issuer is the surviving entity, and shall not give rise to any rights provided in this Section except as specifically provided in this Agreement and the Supplements. After payment of any liquidation preferences, including any accrued and unpaid Dividends to which the Preferred Stock are entitled, the entire remaining assets and funds of the Issuer legally available for distribution, if any, will be distributed among the holders of each other class of capital stock or series of preferred shares of the Issuer entitled to share therein.

Section 6
VOTING

6.1 Except as otherwise required by law and the provisions of **Section 7**, the Holders shall not be entitled to vote on any matter on which the holders of Common Stock of the Issuer are entitled to vote.

6.2 Notwithstanding that the Holders of the Preferred Stock are not entitled to vote in a shareholders meeting of the Issuer, each such Holder shall be entitled to attend any such shareholders meeting, and to receive notices of all such meetings, on substantially the same basis as the holders of Common Stock.

Section 7
COVENANTS

7.1 Without the prior written consent of the Holders of each outstanding share of Preferred Stock, the Issuer shall not:

a. amend the Resolutions of the Board of Directors of the Issuer regarding the terms and conditions of each Series or Tranche of a Series of Preferred Stock; or

b. without prejudice to the ability of the Issuer to issues a Series of Preferred Stock in accordance with the specific commercial terms enumerated in Section 3.1 and Section 3.2, take any action that may amend or modify the rights or interests of the Holders of the Preferred Stock as shareholders in the Issuer, including, without limitation: (x) the creation, offer, sale or distribution of a class or series of shares which will have, or increase the number of shares in an existing class which has, voting rights (other than

voting rights exercisable by the holders of Common Stock), distribution rights, rights of preference as to payment of dividends or other distributions, rights in liquidation, conversion rights, anti-dilution rights or redemption rights which are superior to the rights of the Holders of the Preferred Stock; or (y) the cancellation or reduction of any rights of the Holders of Preferred Stock.

7.2 **Dividend Restriction**

The Issuer will procure that no Material Subsidiary will permit any restriction on the payment of dividends to, or on the making or repayment of loans to, the Issuer or any other Subsidiary of the Issuer, other than (i) such restrictions arising by operation of law; (ii) such restrictions as are in existence as of the date of this Agreement and disclosed in the Prospectus or Offering Circular; or (iii) in respect of any company which becomes a Material Subsidiary after the date of issue of the Preferred Stock, any restrictions on such company as may be in existence on the date such company becomes a Material Subsidiary (provided such restrictions were not imposed in contemplation of such company becoming a Material Subsidiary); provided that nothing in this paragraph shall prevent a Material Subsidiary from agreeing in a syndicated loan, or an agreement in respect of export credit agency financing or supplier credit, to such a restriction so long as the restriction permits it to distribute at least fifty percent (50%) of its prior year's unrestricted retained earnings in annual dividends.

7.3 **Significant Subsidiaries**

The Issuer will ensure that Universal Robina Corporation and Robinsons Land Corporation, or any Subsidiary to which is transferred the whole or substantially the whole of either of their respective assets, remains a Subsidiary of the Issuer.

7.4 **Accounts**

The Issuer agrees that (i) within fourteen (14) days of the same becoming available and in any event within one hundred twenty (120) days (or on such other date as may be allowed by the SEC) after each 31st December (beginning with 31st December 2004), the Issuer will deliver to each Holder and the Paying Agent its annual report and audited Accounts as at the end of and for the financial year ending on such 31st December; (ii) within 14 days of the same becoming available and in any event within 45 days (or on such other date as may be allowed by the SEC) after each 31st March, 30th June and 30th September (beginning with 30th June 2004), the Issuer will deliver to each Holder and the Paying Agent one copy of its unaudited interim Accounts as at the end of the three-month period ending on such dates, provided that if and to the extent that the financial statements are not prepared or adjusted on a basis consistent with that used for the preceding relevant quarterly or annual fiscal period, that fact shall be stated and provided that if the Issuer shall change its financial year so as to end on a date other than 31st December, (i) and (ii) above will be deemed to be amended as necessary; (iii) with each set of unaudited interim Accounts delivered by it under this Agreement, the Issuer will deliver to each Holder

and the Paying Agent the Compliance Certificate; and (iv) with each set of audited annual Accounts delivered by it under this Agreement, the Issuer will deliver to each Holder and the Paying Agent the Compliance Certificate.

7.5 **Financial Covenants**

The Issuer shall procure that:

a. the ratio of Consolidated Current Assets to Consolidated Current Liabilities is not at any time less than 1:1; and

b. the ratio of Consolidated Total Borrowings to Consolidated Stockholders' Equity does not at any time exceed 1.5:1.

7.6 **Books of Account**

The Issuer shall keep, and will procure that each of its Principal Subsidiaries keeps, proper books of account.

7.7 **Certificate of Directors**

The Issuer shall send to each of the Holders, within fourteen days from the date that its annual audited financial statements are made available to its stockholders, and also within 14 days from the date of any request by any Holder a certificate of the Issuer signed by any two of its Directors that, having made all reasonable enquiries, to the best of the knowledge, information and belief of the Issuer, as at a date (the "**Certification Date**") not more than five days before the date of the certificate no Trigger Event or other breach of this Agreement had occurred since the Certification Date of the last such certificate or (if none) the date of this Agreement or, if such an event had occurred, giving details of it.

7.8 **Further Acts**

The Issuer shall, so far as permitted by applicable law, do such further things as may be necessary in the opinion of the Holders to give effect to this Agreement.

7.9 **Notice of Non-payment**

The Issuer shall immediately give notice to the Holders of any non-payment of any sum due in respect of the Preferred Shares.

7.10 **Change in Agents**

The Issuer shall give at least fourteen days' prior notice to the Holders of any future appointment, resignation or removal of a Paying Agent or of any change by a Paying Agent of its specified office and not make any such appointment or removal without the prior written consent of Holders of the Preferred Stock holding, at the relevant time, more than fifty percent of the aggregate Issue Value per Series of the

outstanding shares of Preferred Stock (the "Majority Holders").

7.11 Material Subsidiaries

The Issuer shall give to the Holders at the same time as sending the certificate referred to in **Section 7.8** or within 14 days of a request by any Holder, a certificate by the Auditors listing those Subsidiaries of the Issuer which as at the last day of the last financial year of the Issuer or as at the date specified in such request were Material Subsidiaries.

7.12 Documentary Stamp Taxes

The Issuer shall promptly pay any and all documentary, stamp or similar taxes and fees levied in the Philippines in connection with (i) the execution and delivery of this Agreement, (ii) the issuance and the original delivery of the Preferred Stock to the Holders; (iii) the execution and delivery of each Supplement; and (iv) the filing of any Registration Statement, notice of exemption or confirmation of exemption, as applicable, with the SEC.

Section 8
TRIGGER EVENTS

8.1 Trigger Events

The following events shall constitute a trigger event ("**Trigger Event**"):

a. **Dividend Default**

The Issuer fails to declare or pay Dividends (**the "Dividend Default"**) on a Dividend Payment Date notwithstanding the absence of any statutory restrictions on the Issuer, and the Dividends due on such Dividend Payment Date remain unpaid for a period of fourteen (14) days thereafter.

b. **Payment Default**

The Issuer fails to pay the Redemption Value (the "**Payment Default**") on the applicable Final Redemption Date and such failure shall continue for seven (7) days.

c. **Breach of Other Obligations**

A default is made by the Issuer in the performance or observance of any covenant, condition or provision under or in respect of this Agreement or the Preferred Stock (other than a default referred to in paragraphs a and b above) and on its part to be performed or observed which default is not capable of remedy or, if in the opinion of the Holder is capable of remedy,

continues for the period of thirty (30) days next following the service on the Issuer by any Holder of notice requiring such default to be remedied.

d. **Cross Default**

Any other present or future Debt having a principal amount exceeding US$10,000,000 (or its equivalent in any other currency) of the Issuer or any Principal Subsidiary becomes due and payable prior to its stated maturity by reason of an event of default (however called) or any such Debt is not paid when due or, as the case may be, within any applicable grace period or the Issuer or any Principal Subsidiary fails to pay when due any amount payable by it under any present or future guarantee of Debt of others having a principal amount exceeding US$10,000,000 (or its equivalent in any other currency).

e. **Enforcement Proceedings**

A distress, execution, attachment order or seizure before judgement is levied or enforced upon or sued out against a part of the property of the Issuer or a Material Subsidiary which (1) has a fair market value in excess of ten per cent (10%) of the Issuer's consolidated tangible net worth (determined by reference to the Issuer's most recent audited financial statements), and (2) is not discharged within sixty days thereof.

f. **Appointment of Receiver or Trustee**

A receiver or trustee or similar authority is appointed over all or a material part of the assets of the Issuer or any Material Subsidiary pursuant to the powers of the Philippines Securities and Exchange Commission under P.D. 902-A (or any provision of Philippine law of comparable effect), as amended, and such appointment is not rescinded or enjoined within sixty days thereafter, provided that during such period, the Issuer, or such Material Subsidiary, as applicable, is contesting such appointment in good faith.

g. **Insolvency**

(1) The Issuer or any Material Subsidiary shall initiate or consent to proceedings relating to itself under applicable bankruptcy, reorganisation, corporate rehabilitation or insolvency law or laws of similar or comparable effect, make a general assignment for the benefit of its creditors or generally become unable to pay its debts as they become due, or (2) proceedings shall have been initiated against the Issuer, or any Material Subsidiary under any applicable bankruptcy, reorganisation, corporate rehabilitation or insolvency law and such proceedings shall not have been discharged or stayed within a period of sixty (60) days.

h. Winding up

(1) An order of a court of competent jurisdiction is made (which is not discharged or enjoined within sixty days) or a resolution is passed that the Issuer be wound up or dissolved or the Issuer disposes of all or substantially all of its assets, otherwise, in any such case, than for the purposes of, or pursuant to, and followed by a consolidation, amalgamation, merger or reconstruction, the terms of which shall have been previously approved in writing by the Holders or (2) an order of a court of competent jurisdiction is made (which is not discharged or enjoined within sixty days) or a resolution is passed for the winding-up or dissolution of any Material Subsidiary or a Material Subsidiary disposes of all or substantially all of its assets, except (A) for the purpose of, or pursuant to, and followed by a consolidation or amalgamation with or merger into the Issuer or any other Subsidiary thereof, (B) for the purposes of, or pursuant to, and followed by a consolidation, amalgamation, merger or reconstruction (other than described in (A) above) the terms of which shall have previously been approved in writing by the Holders by way of a voluntary winding up or dissolution where there are surplus assets in such Material Subsidiary and such surplus assets attributed to the Issuer and/or any other Subsidiary are distributed to the Issuer and/or any such other Subsidiary, (D) in the case of a disposal of all or substantially all of a Material Subsidiary's assets, where those assets are vested in the Issuer or another Subsidiary, or (E) in the case of a disposal of all or substantially all of the Material Subsidiary's assets, where those assets are disposed of in the ordinary course of business for a consideration equal to at least ninety per cent (90%) of the fair market value of the assets (as determined in good faith by the Issuer's Board of Directors).

8.2 Notice of Trigger Events

(a) The Issuer shall notify each of the Holders in writing within one (1) Business Day on becoming aware of the occurrence of any Trigger Event (the "**Trigger Event Notice**"). The Issuer shall publish such Trigger Event Notice in a newspaper of general circulation in Metro Manila for two (2) consecutive days, which publication shall indicate that the Holders or their duly authorized representatives may obtain any information relating to such occurrence of a Trigger Event at the principal office of the Issuer upon the Holder's presentation of sufficient and acceptable identification.

(b) Without prejudice to Section 8.2(a), upon becoming aware of the occurrence of any Trigger Event, any Holder may give to the Issuer written notice of such Trigger Event (a "**Holder Trigger Notice**") and upon receipt by the Issuer of the Holder Trigger Event Notice, the Issuer shall give the Trigger Event Notice in respect of such Trigger Event, if the same had not been given earlier.

8.3 Waiver of Trigger by the Holders

Any past Trigger Event or any event which, with the giving of notice or the lapse of time or both, will constitute a Trigger Event, except a Dividend Default or a Payment Default, each of which shall be understood to be a non-waivable Trigger Event, and any of the consequences thereof may be waived in writing by the Majority Holders. Any such waiver shall be conclusive and binding upon any and all Holders of such Series, provided it is obtained prior to the exercise by any Holder of its Early Redemption rights under **Section 9.1**. If the waiver is obtained after an exercise by any Holder of its Early Redemption rights, such waiver is binding only on the Holders that gave the same.

It is further agreed that for purposes of determining the Majority Holders, Preferred Stock held by affiliates of the Issuer shall be excluded. Affiliates shall refer to any person who (a) controls, is controlled by, or is under common control with the Issuer, (b) has officers or directors who are also officers or directors of the Issuer, (c) directly or indirectly controls more than 20% of the equity interest in the Issuer, or (d) has more than 20% of its equity interest owned by the Issuer.

SECTION 9
REDEMPTION OF THE PREFERRED STOCK AND PAYMENT

9.1 **Early Redemption**

If any one or more of the Trigger Events shall have occurred, provided no waiver of such Trigger Event has been obtained, each Holder, by prior notice in writing delivered to the Issuer (the "**Early Redemption Notice**"), has the right to require the Issuer to purchase all the Preferred Stock held by such Holder for redemption (the "**Early Redemption**"), and upon such notice, the Issuer shall have the obligation to purchase such Preferred Stock at the applicable Redemption Value on or before the thirtieth day from receipt of the Early Redemption Notice (the "**Early Redemption Date**"). Within two (2) Business Days immediately following the date of the Early Redemption Notice, the Issuer shall advise all Holders of record of the Preferred Stock of (i) the exercise of the Early Redemption option and (ii) the Early Redemption Date.

9.2 **Redemption due to Change in Circumstance**

In the event there are (i) new laws or regulations or any amendments, modifications or changes in the interpretation by government or any taxing authority of any provision of law applicable as of Issue Date, which new laws, regulations, amendments, modifications or changes in interpretation would require Issuer to make any incremental deduction or withholding on any sum payable to the Holders of Preferred Stock, or Series thereof, or which will impose or subject such Holders to a Tax on the Dividends or the Redemption Value (other than what is required under laws applicable as of Issue Date) and the Issuer shall be liable to pay said Taxes, or (ii) any new laws or regulations or any amendments, modifications or

changes in the interpretation by government or any taxing authority of any provision of law applicable as of Issue Date, which new laws, regulations, amendments, modifications or changes in interpretation prohibit the Issuer from complying with its obligations in relation to the Preferred Stock or render Issuer's obligations under this Agreement and under the Preferred Stock illegal, the Issuer shall have the option to redeem, subject to the payment of the applicable Redemption Value, all but not less than all of the Preferred Stock or relevant Series thereof (the "**Change in Circumstance Redemption**"), by giving prior written notice (the "**Change in Circumstance Notice**") of such redemption due to a change in circumstance to all Holders of record of the relevant Series of Preferred Stock at least seven (7) Business Days prior to the date of redemption (the "**Change in Circumstance Redemption Date**").

9.3 **Final Redemption**

a. On the Final Redemption Date, the Issuer shall redeem all outstanding Preferred Stock by paying in cash and in same day funds the applicable Redemption Value to all Holders of the Preferred Stock as of Final Redemption Date.

b. On Final Redemption Date, provided that (i) all funds necessary for redemption of the Preferred Stock shall have been set aside by the Issuer and made available to the Paying Agent, separate and apart from its other funds so as to be and continue to be available therefor and (ii) payment of such funds to redeem the Preferred Stock is permitted by Law, notwithstanding that any certificate for shares of Preferred Stock so called for redemption shall not have been surrendered for cancellation, the shares represented thereby shall not be deemed to be outstanding after such Redemption Date and the right to receive Dividends thereon shall cease to accrue from and after the Redemption Date and all rights with respect to such shares of Preferred Stock so called for redemption shall forthwith on such redemption cease and terminate except only the right of the Holders to receive the Redemption Value of such Preferred Stock so to be redeemed but without interest thereon.

9.4 **Payment**

a. On each Payment Date, the Redemption Value or Dividend, as the case may be, shall be paid at the office of the Paying Agent or such other office or offices as the Issuer may designate.

b. Payment of the Dividends or the Redemption Value, as the case may be, will be made upon presentation by the Holder or the Holder's representative of proof satisfactory to the Paying Agent (such as but not limited to acceptable identification of the Holder) that such person claiming the Dividend or Redemption Value is a Holder or an authorized representative of the Holder.

c. Payment of the Redemption Value or the Dividends, as the case may be, on

each Payment Date shall be in accordance with the terms of the Paying Agency and Stock Transfer Agency Agreement.

9.5 Taxes

a. Without prejudice to the Issuer's option to redeem the Preferred Stock under a Change in Circumstance Redemption, all amounts payable to a Holder under this Agreement (including Dividends, the Redemption Value, Penalty Interest, or the Break Funding Cost, if applicable) shall be made free and clear of any deductions or withholding for or on account of any Taxes, including interest and penalties thereon. If such Taxes are imposed, the same shall be for the account of the Issuer. Provided, however, that the Issuer shall not be liable for:

(i) the applicable final withholding tax imposed on dividends earned on the Preferred Stock under the National Internal Revenue Code of 1997, as amended and its implementing rules and regulations (the "**Tax Code**");

(ii) gross receipts tax under the Tax Code; and

(iii) taxes on the overall income of any securities dealer or Holder, whether or not subject to withholding.

b. Except for the capital gains tax that may be due as a result of the payment of the Redemption Value at any Redemption Date, which shall be for the account of the Issuer, any capital gains tax due as a result of a sale or transfer of the Preferred Stock shall be borne by the Holder thereof.

9.6 The Issuer has the option to cancel or to reissue the Preferred Stock redeemed pursuant to this Section 9; provided, that such reissuance of the redeemed Preferred Stock shall be under such terms and conditions as the Board of Directors may approve and subject to the terms, conditions and limitation of this Agreement (including without limitation **Section 7.1**).

SECTION 10
PENALTIES

10.1 **Penalty Interest**

(a) In case the Issuer fails (i) to declare or pay Dividends on a Dividend Payment Date notwithstanding the absence of any statutory restriction thereon, or (ii) to pay the Redemption Value on the applicable Redemption Date, the Issuer shall pay, in addition to the payment of the Dividends due or the Redemption Value, as the case may be, to the Holder entitled to the Dividend or the Redemption Value, a penalty interest thereon at the rate of twelve percent (12.0%) per annum (the "**Penalty Interest**"). Such Penalty

Interest shall accrue from the relevant Dividend Payment Date or Redemption Date, as the case may be, until the same is fully paid..

(b) In the event a Holder exercises its right to an Early Redemption due to a Dividend Default on such Holder's Preferred Stock, Penalty Interest shall accrue on the applicable Redemption Value from the relevant Dividend Payment Date on which the Issuer failed to pay the Dividend, until the Redemption Value payable to the Holder under the Early Redemption is fully paid.

10.2 In the event a Holder exercises an Early Redemption due to a Trigger Event other than a Dividend Default or a Payment Default, Penalty Interest on the Redemption Value payable under the Early Redemption shall accrue from the date of receipt by the Issuer of the Early Redemption Notice.

SECTION 11
THE SINKING FUND

11.1 As required by and in accordance with applicable law, the Issuer shall establish a sinking fund (the "**Sinking Fund**") for each Series or Tranche of Preferred Stock, and for the sole purpose of providing funds to pay the Redemption Value, with the trust department of a bank in Metro Manila (a "**Trustee Bank**"), not later than thirty (30) Business Days after the Issue Date of such Series or Tranche of Preferred Stock. The Issuer shall initially deposit into the Sinking Fund an amount equivalent to one-half of one percent (0.5%) of the aggregate Issue Value of the Preferred Stock per Series or Tranche. Thereafter, the Issuer shall gradually deposit cash into the Sinking Fund in accordance with this **Section 11** for the purpose of paying the applicable Redemption Value, such that on Final Redemption Date, the value of the Sinking Fund is equivalent to such applicable Redemption Value.

11.2 No earlier than three hundred sixty (360) days prior to the applicable Final Redemption Date, the Issuer shall gradually deposit cash into the Sinking Fund. The Sinking Fund shall be subject to review every thirty (30) days thereafter and the Issuer shall infuse additional funds after such review, provided that on Final Redemption Date, the value of the Sinking Fund is equivalent to the aggregate Redemption Value payable on Final Redemption Date.

11.3 The creation and management of the Sinking Fund shall be in accordance with terms and conditions mutually agreed upon by the Issuer and the Trustee Bank, and shall be subject to applicable laws and to the terms of this Agreement. The Sinking Fund shall not be invested in risky or speculative ventures.

Section 12
MISCELLANEOUS

12.1 This Agreement shall be binding on and inure solely to the benefit of the Holders and the Issuer, their respective successors and assigns and no other person shall acquire or have any right under this Agreement except the Holders who shall be held to be successors and assigns by reason of being the holders in due course of the outstanding Preferred Stock.

12.2 Any notice, request or instrument in writing authorized or required by this Agreement to be given to a Holder hereto shall be sufficiently given if delivered by registered mail to the Holder's address set forth in the records of the Stock Transfer Agent.

12.3 Any notice, request or instrument in writing authorized or required by this Agreement to be given to the Issuer shall be sufficiently given if delivered to the following:

To the Issuer:	JG Summit Holdings, Inc.
Attention:	Mr. James Go Chairman and Chief Executive Officer
Telefax::	(632) 636-2922
Address:	43/F Robinsons Equitable Tower, ADB Avenue corner. P. Poveda Road, Ortigas Complex, Pasig City

12.4 If any one or more of the provisions contained in this Agreement shall be invalid, illegal, unenforceable in any respect under any applicable law, the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired.

12.5 All remedies conferred by this Agreement to the Holders shall be cumulative and not exclusive and shall not be so construed as to deprive the Holders of any legal remedy by judicial or extra judicial proceedings appropriate to enforce the conditions and covenants of this Agreement. No delay or omission by the Holders to exercise any right or power arising from or on account of any default hereunder shall impair any such right or power, or shall be construed to be a waiver of any such default or an acquiescence thereto; and every power and remedy given by this Agreement to the Holders may be exercised from time to time and as often as may be necessary or expedient.

12.6 Any legal action or proceeding arising out of or connection with this Agreement shall be brought in the proper courts of Makati City, Philippines.

12.7 In the event of conflict or inconsistency between any of the provisions of this Agreement, and the the Paying Agency Agreement, or any agreement with a Trustee bank in respect of a Sinking Fund, the terms of this Agreement shall prevail.

12.8 This Agreement shall be governed by and construed in accordance with the laws of the Philippines.

EXECUTION PAGE FOLLOWS

IN WITNESS WHEREOF, the Issuer has caused this Agreement to be signed by its representative as of the date and at the place first above written.

JG SUMMIT HOLDINGS, INC.
Issuer

JAMES L. GO

ANNEX A

PREFERRED STOCK
SUPPLEMENTAL TERMS AGREEMENT

This Preferred Stock Supplemental Terms Agreement (the "**Agreement** ") is entered into this • 2004 in • City by and between:

> **JG SUMMIT HOLDINGS, INC.**, a corporation duly organized and existing under and by virtue of the laws of the Republic of the Philippines, with principal office at 43/F Robinsons Equitable Tower, ADB Avenue corner. P. Poveda Road, Ortigas Complex, Pasig City, represented herein by its Chairman and Chief Executive Officer, **JAMES L. GO** (the "**Issuer**");

and

> •, a private financial institution duly organized and existing under and by virtue of the laws of the Republic of the Philippines, with principal office at • represented herein by its •, • (the "**Lead Underwriter**");

W I T N E S S E T H: That –

WHEREAS, the Issuer is a corporation organized as a holding company having subsidiaries in the Philippines;

WHEREAS, on 27 July 2004 Issuer executed a Preferred Stock Terms Agreement (the "Terms Agreement") for the benefit of holders of Preferred Stock of the Issuer, governing the terms and conditions of the Preferred Stock, the rights of the Holders, and the obligations of the Issuer thereunder;

WHEREAS, under Section 3.1 of the Terms Agreement, the Issuer may offer, issue and sell the Preferred Stock in one or more Series with one or more Tranches subject to the terms and conditions stated in the Terms Agreement and a supplement to the Terms Agreement setting forth certain terms of such Series or Tranche of a Series of Preferred Stock;

WHEREAS, the Issuer intends to offer Tranche • of Series • of the Preferred Shares (the "Offered Preferred Stock") by • and pursuant to Section 3.1, wishes to execute this supplement to the Terms Agreement (the "Supplement") for the benefit of the Holders of the Offered Preferred Stock;

NOW, THEREFORE, for and in consideration of the foregoing premises, the parties herein have agreed as follows:

SECTION 1

TERMS AND CONDITIONS

The issuance of Series • Tranche • of the Preferred Shares shall be subject to the following terms and conditions:

Issue Date	: •
Issue Price	: •
Issue Value	: •
Number of Preferred Stock to be Offered	: •
Offer Period	: •
Dividend Rate	: •
Schedule of Dividend Payment Dates	: •
Final Redemption Date	: •
Lead Underwriter	: •
Syndicate of Underwriters	: •

All other terms and conditions not inconsistent with the foregoing, and as set forth in the Terms Agreement and the Offering Circular are deemed incorporated, and shall form an integral part of this Agreement. In the event of any conflict or inconsistency between the terms of this Agreement, and the Terms Agreement, the terms of this Agreement shall prevail. Unless otherwise defined herein, all terms shall have the meaning ascribed to them in the Terms Agreement and the Receiving Bank Agreement.

SECTION 2

REPRESENTATIONS AND WARRANTIES OF THE ISSUER

The Issuer hereby represents and warrants to the Holders as follows:

2.1 The Issuer has an authorized capital stock of Fourteen Billion Eight Hundred Fifty Million Eight Hundred Thousand Pesos (P14,850,800,000) divided into Twelve Billion Eight Hundred Fifty Million Eight Hundred Thousand (12,850,800,000) common shares with a par value of One Peso (Php 1.00) per share ("**Common Shares**") and Two Billion (2,000,000,000) preferred shares with par value of One Peso (Php 1.00) per share ("**Preferred Shares**"), of which capital stock Six Billion Seven Hundred Ninety Seven Million One Hundred Ninety One Thousand Six Hundred Fifty Seven (6,797,191,657) Common Shares are as of the date of this Agreement issued and outstanding (net of Ninety Eight Million Eighty Two Thousand [98,082,000] Common Shares held in treasury).

2.2 The audited financial statements of the Issuer as of 31 December 2003 (the "**Financial Statements**") are in accordance with the books and records of the Issuer, are complete and correct in all material respects, have been prepared in accordance with generally accepted Philippine accounting principles and practices, and fairly represent the Issuer's financial condition and results of operations as of the date thereof and for the period then ended. Since such date, there has been no material change in the financial condition or results of operations of the Issuer sufficient to impair its ability to perform its obligations under the Preferred Stock according to the terms thereof.

2.3 The above representations and warranties are true and correct as of the date of this Agreement and shall remain true and correct as long as the Preferred Stock or any portion thereof remains outstanding, subject only to any written disclosures made by the Issuer in the relevant Supplements.

2.4 All other representations and warranties not inconsistent with the foregoing, and as set forth in the Terms Agreement and the Offering Circular are deemed incorporated, and shall form an integral part of this Agreement. In the event of any conflict or inconsistency between the terms of this Agreement, and the Terms Agreement, the terms of this Agreement shall prevail.

SECTION 3
MODIFICATION

The parties may, in writing, modify, alter, delete from, or add to this Agreement in such manner and to such extent as the parties may consider expedient, necessary or desirable.

SECTION 4

NOTICES

All notices delivered hereunder shall be in writing and shall be communicated to the following addresses:

If to the Issuer

JG SUMMIT HOLDINGS, INC.
43/F Robinsons Equitable Tower, ADB Avenue corner. P. Poveda Road, Ortigas Complex, Pasig City

Attention: The President

Facsimile No.: (632) 636-2922

If to the Lead Underwriter

•

•

Attention: •

Facsimile No.: •

Any such notice shall be served either personally, by registered mail or telephone facsimile.

SECTION 5
VENUE AND GOVERNING LAW

This Agreement shall be governed by and construed in accordance with the laws of the Philippines. Any legal action or proceeding arising out of, or connection with, this Agreement shall be brought exclusively in the proper courts of Makati City, each of the parties expressly waiving any other venue.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective duly authorized officers on the date first above written.

Issuer

JG SUMMIT HOLDINGS, INC.

By:

JAMES L. GO

Chairman and Chief Executive Officer

Lead Underwriter

By:

SIGNED IN THE PRESENCE OF:

______________________ ______________________

ACKNOWLEDGMENT

REPUBLIC OF THE PHILIPPINES)
CITY OF MAKATI) S.S.

BEFORE ME, a Notary Public for and in the City of Makati, Philippines on this ___________________________, personally appeared the following with their respective Community Tax Certificates, to wit:

Name	Community Tax Cert. No.	Date/Place of Issue

known to me and to me known to be the same persons who executed the foregoing instrument and who acknowledged to me that the same is their free will and voluntary act and deed that of the corporations they respectively represent.

WITNESS MY HAND AND NOTARIAL SEAL on the date and place first above written.

Doc. No. ________;
Page No. ________;
Book No. ________;
Series of 2004.

US SEC FILE

PSE Code HO-180

COVER SHEET

				1	8	4	0	4	4

S.E.C. Registration Number

J G S U M M I T H O L D I N G S , I N C .

(Company's Full Name)

4 3 / F R O B I N S O N S - E Q U I T A B L E

T O W E R , A D B A V E . C O R . P O V E D A S T

O R T I G A S C E N T E R , P A S I G C I T Y

(Business Address: No. Street City/Town /Province)

Contact Person	Company Telephone Number
ROSALINDA F. RIVERA Corporate Secretary	633-7631 to 40

Fiscal Year (Month)	Fiscal Year (Day)	FORM TYPE	Annual Meeting (Month Day)
12	31	10-1	Second Thursday of June

NOTICE OF EXEMPT TRANSACTION UNDER 10.1 (L)
(for Tranche 2 of Series A)

N/A

Secondary License Type, If Applicable

Dept. Requiring this Doc.	Amended Articles Number/Section
-	N/A

Total Amount of Borrowings

Total No. of Stockholders	Domestic	Foreign
	N/A	N/A

To be accomplished by SEC Personnel concerned

File Number

LCU

Document I.D.

Cashier

STAMPS

Remarks : pls. use black ink for scanning purposes

JG SUMMIT HOLDINGS, INC. August 11, 2004

Name of issuer whose securities are being offered for sale or sold Date

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 10-1

NOTICE OF EXEMPT TRANSACTION UNDER 10.1(k)/(l) APPLICATION FOR CONFIRMATION UNDER SECTION 10.1 OF THE SECURITIES REGULATION CODE

Check Applicable Box:

✓ Notice of Exempt Transaction under 10.1 (l)

Application for Commission confirmation that the transaction qualifies as an exempt transaction under Section 10.1 of the Securities Regulation Code (Code).

1. **Where the Commission confirmation is being requested, state the provision of Section 10.1 of the Code under which confirmation is being requested:**

N/A

2. **Information about the securities for which this Notice/Application has been filed:**

(a) Title of class of securities being offered for sale/sold	preferred shares, designated as Tranche 2 of Series A
(b) Number and price/value of the securities being offered for sale/sold	171,900,000 redeemable preferred shares at an issue price of P5.00 per share.
(c) Are any of the issuer's securities listed on the Philippine Stock Exchange and, if so, describe which class is listed and latest trading price.	No
(d) Are the securities traded on any other trading market and, if so, disclose latest trading price	No

3. **Additional information about the securities where this notice is filed by the issuer thereof:**

(a) Exact name of issuer as specified in its charter	JG Summit Holdings, Inc.
(b) Place (province, country or other jurisdiction of incorporation) and date thereof	Metro Manila, Philippines November 23, 1990 (date of incorporation)
(c) SEC Identification Number	184044
(d) BIR Tax Identification Number	000-775-860
(e) Address of principal office	43/F Robinsons-Equitable Tower ADB Ave., Corner Poveda St. Ortigas Center Pasig City Metro Manila 1605
(f) Issuer's telephone number, including area code	(632) 633-7631 to 40
(g) Former name or former address, if any, since filing of last report with the SEC	N/A
(h) Are any of the issuer's securities listed on the Philippine Stock Exchange and, if so, describe which class is listed and latest trading price.	7,319,723,200 common shares P1.72 as of August 6, 2004

(i) Other securities registered with the Commission under the Revised Securities Act or the Securities Regulation Code (title of each class, number of shares of common stock and amount of debt outstanding, date of registration)	7,319,723,200 common shares
(j) Describe any other offer for sale/sale of securities by the issuer for the last 12 months for which exemptive relief from registration was claimed under RSA or Section 10.1 of the Code (whether or not this form was filed	None
(k) Name of underwriter or selling agent involved in the sale	PCI Capital Corporation as lead underwriter; BPI Capital Corporation, First Metro Investment Corporation and BDO Capital and Investment Corporation as participating underwriters.

4. If securities are being sold by the owner thereof, please disclose:

(a) Name of Selling Owner or Owner's Representative	N/A
(b) Date of acquisition and from whom (issuer, another person)	N/A
(c) Price of securities when acquired	N/A

5. Terms and Conditions of the Sale:

(a) Date and place of initiation of selling efforts (or proposed date and place of sale if prior confirmation is requested)	Philippines, August 5, 2004
(b) Unless being sold by the issuer or the owner, please disclose name of person selling the securities and his authority	PCI Capital Corporation as lead underwriter; BPI Capital Corporation, First Metro Investment Corporation and BDO Capital and Investment Corporation as participating underwriters.
(c) Lock-Up Period	N/A
(d) Summary of other terms and conditions of the sale.	Refer to the Offering Circular dated July 30, 2004. (Annex "A")

6. Information about purchasers

(a) Name, address and legal residence of each purchaser, and indicate whether each purchaser is a "qualified buyer" under Section 10.1(1) of the Code.	Refer to table. (Annex "B")
(b) Number of shares which shall be purchased/ purchased by each purchaser	Refer to Annex "B"
(c) For each purchaser, indicate whether such person is an officer, director or holder of at least 5% of any class of equity shares of the issuer	N/A

(d) Indicate the class, number, and percentage of all shares of the issuer already owned by each purchaser	N/A

7. Exhibits When Notice Being Provided

In addition to the above information, the applicant hereby submits with this Notice the following documents:

(a) Written Disclosure to Investors containing the required information under Paragraphs (1) and (4)(d) of SRC Rule 10-1; and

(b) Copy of other materials to be used/used in connection with the offering for sale or sale – Offering Circular dated July 30, 2004 (Annex "A").

8. Filing Fees in Connection with an Application for Confirmation

This application for confirmation of availability of an exemption under SRC Rule 10.1 of the Code has been submitted along with the payment of the prescribed fee in the amount of ___N/A_____ under O.R. No. ________________. *(Fill this up if applicable only) (not applicable)*

<u>**Signatures**</u>

The undersigned hereby certifies that the exemption applied for hereunder is available and all requirements set forth in SRC Rule 10-1 have been complied with.

Pursuant to the requirements of the Code and SRC Rule 10-1 thereunder JG Summit Holdings, Inc.
(Name of Seller)
has caused this certification to be signed on its behalf by a duly authorized person who, in case of a juridical person, shall be the President thereof.

Date: ____August 11, 2004__________

By: ______________________________
Lance Y. Gokongwei
President and Chief Operating Officer

<u>Instruction</u>

The applicant shall file with the Commission five (5) copies of this SEC Form 10-1, one of which shall be manually signed by a duly authorized person who, in case of a juridical person, shall be the President.

ANNEX "A"

JG SUMMIT HOLDINGS, INC.

A Corporation Duly Organized under Philippine Law
with address at 43/F Robinsons Equitable Tower,
ADB Avenue corner. P..Poveda Road
Ortigas Complex, Pasig City
Telephone Number 633-7631

171,900,000 Series "A" Tranche Two Redeemable Preferred Shares
due on 05 August 2009
Par Value: PhP1.00 per share
Issue Price: PhP5.00 per share
Dividend Rate: 11.75% per annum of Issue Price

Joint Issue Managers

JPMorgan

PCI CAPITAL CORPORATION

Lead Underwriter

PCI CAPITAL CORPORATION

Participating Underwriters

BPI CAPITAL CORPORATION
FIRST METRO INVESTMENT CORPORATION
BDO CAPITAL & INVESTMENT CORPORATION

Offering Circular dated 30 July 2004

ROMULO MABANTA BUENAVENTURA SAYOC
& DE LOS ANGELES LAW OFFICE

THE SECURITIES BEING OFFERED OR SOLD HEREIN HAVE NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION ("SEC") UNDER THE SECURITIES REGULATION CODE ("SRC"). ANY FUTURE OFFER OR SALE THEREOF IS SUBJECT TO REGISTRATION REQUIREMENTS UNDER THE CODE UNLESS SUCH OFFER OR SALE QUALIFIES AS AN EXEMPT TRANSACTION.

THE PREFERRED SHARES ARE BEING OFFERED TO INVESTORS IN THE PHILIPPINES ON THE CONDITION THAT EACH SUCH INVESTOR IS A "QUALIFIED BUYER" AS DEFINED IN THE SRC. CONSEQUENTLY, THE OFFER OF THE PREFERRED SHARES TO EACH SUCH INVESTOR IS EXEMPT FROM REGISTRATION UNDER SECTION 10.1 (L) OF THE SRC. A CONFIRMATION OF SUCH EXEMPTION FROM REGISTRATION UNDER THE SRC HAS NOT BEEN OBTAINED FROM THE SEC.

JG SUMMIT HOLDINGS, INC.
(A corporation duly organized and existing under Philippine laws)

Offer for Subscription of 171,900,000 11.75% Series "A" Tranche Two Redeemable Preferred Shares due on 05 August 2009 with Par Value PhP1.00 per share at an Offer Price of PhP5.00 per share

This Offering Circular relates to the offer for subscription (the "Offer") of 11.75% unissued Series "A" Redeemable Preferred Shares (the "Issue" or the "Preferred Stock") of JG Summit Holdings, Inc. (the "Issuer" or the "Company" or "JGSHI") due 05 August 2009 with par value of PhP1.00 per share, at an issue price of PhP5.00 per share (the "Issue Price").

The Company has 2,000,000,000 authorized Preferred Shares, of which 255,000,000 shares are issued and outstanding. Assuming that all the Preferred Shares subject of the Offer are fully subscribed and the Issue Price fully paid-up, the resulting capital structure of the Company will be:

Preferred Shares – ₱1.00/ share par value		
Authorized	-	2,000,000,000
Issued	-	426,900,000
Common Shares – ₱1.00/ share par value		
Authorized	-	12,850,800,000
Issued	-	6,895,273,657

The Issuer expects to raise gross proceeds amounting to PhP859,500,000 from the Offer. The net proceeds is estimated to be PhP847,896,750 after deducting expenses relating to the issuance of the Preferred Stock. Proceeds of the Offer will be used to raise permanent working capital, refinance debt, and other general corporate purposes (See "Use of Proceeds").

Unless otherwise stated, the information contained in this Offering Circular relating to the Company and its operations has been supplied by the Company, which hereby accepts full responsibility for the accuracy of the same, and confirms, having made all reasonable inquiries, that to the best of its knowledge and belief, there are no other material facts, the omission of which would make any statement in this Offering Circular misleading in any material respect. As to the other information which are made on the basis of, or in connection with, information, data or analyses which were either provided to the Company by its advisers and consultants or otherwise available in the market and from any public source, the Company confirms that it has made all reasonable inquiries in respect of the same and have used or adopted such information, data or analyses in good faith. Neither the delivery of this Offering Circular nor any sale made hereunder shall, under any circumstance, create any implication that the information contained herein is correct as of any time subsequent to the date hereof. J.P. Morgan (S.E.A.) Limited and PCI Capital Corporation, in its capacity as Joint Issue Managers, confirm that it has exerted reasonable efforts to verify the information contained herein but does not make any representation, express or implied, as to the accuracy or completeness of the materials contained herein.

No dealer, salesperson or other person has been authorized by the Company or the Joint Issue Managers to issue any advertisement or to give any information or make any representation in connection with the Offer or sale of the Preferred Stock other than those contained in this Offering Circular and, if issued, given or made, such advertisement, information or representation must not be relied upon as having been authorized by the Company or the Joint Issue Managers.

The Joint Issue Managers do not make any representation or warranty, express or implied, as to the accuracy or completeness of the information in this Offering Circular. Each person receiving this Offering Circular acknowledges that such person has not relied on the Joint Issue Managers or any other person in his investigation of the accuracy of such information or his investment decision. Each person contemplating an investment in the Preferred Stock must make his own investigation and analysis of the creditworthiness of the Company and his own determination of the suitability of any such investment. Prospective investors in the Preferred Stock are advised to observe certain risks in connection with such investment in the Preferred Stock as outlined in the section "Risk Factors" in the Offering Circular.

The Issuer is organized under the laws of the Philippines. Its principal office is at the 43rd Floor Robinsons Equitable Tower, ADB Avenue corner Poveda Road, Ortigas Complex, Pasig City, with telephone number (632) 633-7631.

JG SUMMIT HOLDINGS, INC.
Issuer

By:

LANCE Y. GOKONGWEI
President

TABLE OF CONTENTS

DEFINITION OF TERMS

"AASB"	ABN AMRO Savings Bank
"ADSL"	Asymmetric Digital Subscriber Line
"AFTA"	Asian Free Trade Agreement
"ASEAN"	Association of Southeast Asian Nations
"ATM"	Automated teller machine
"Application to Purchase"	The application to purchase the Preferred Stock to be accomplished by applicants
"BCF"	Branded Consumer Foods
"BOPP"	Bi-axially oriented polypropylene
"BSP"	Bangko Sentral ng Pilipinas (the Central Bank of the Philippines)
"Banking Day" or "Business Day"	A day, except Saturday, Sunday or legal holidays, in which Philippine banks are required to open for business in Makati City
"CMTS"	Cellular Mobile Telephone System
"CPCN"	Certificate of Public Convenience and Necessity
"Cebu Pacific"	Cebu Air, Inc.
"DIGITEL"	Digital Telecommunications Phils., Inc.
"DITSI"	Digitel Information Technology Services, Inc.
"DMPI"	Digitel Mobile Phils., Inc.
"Dividend Payment Date"	Due date for a dividend payment which falls on the last day of a Dividend Period, provided, however, that such Dividend Payment Date(s) shall be automatically adjusted to fall on the immediately succeeding Business Day if the Dividend Payment Date(s) are declared or allowed to be non-working holidays or non-business days in Makati City.
"Dividend Period"	Period commencing on the Issue Date and having three (3) months, and each period thereafter commencing on the day following the last day of the then current Dividend Period and having a duration of three (3) months.
"EBITDA"	Earnings before interest, taxes, depreciation and amortization, computed as income from operations plus depreciation and amortization expenses and other non-cash operating expenses for the period
"GAAP"	Generally Accepted Accounting Principles
"GPRS"	General packet radio services
"GSM"	Global system for mobile communications
"HDPE"	High density polyethylene
"IATA"	International Air Transport Association

"IHG"	Intercontinental Hotels Group
"JG Summit Group" or the "Group"	JG Summit Holdings, Inc. and its subsidiaries
"JGSHI" or "Company" or "Issuer"	JG Summit Holdings, Inc.
"JGSPC"	JG Summit Petrochemicals Corporation and its affiliates
"Joint Issue Managers"	Together, J.P. Morgan (S.E.A.) Limited and PCI Capital Corporation for the Preferred Stock on the cover of this Offering Circular
"LLDPE"	Linear low density polyethylene
"LMI"	Litton Mills, Inc.
"Lead Underwriter"	PCI Capital Corporation
"MFLAN"	Makati Fibre Loop Access Network
"MITA"	Multilateral Interline Traffic Agreement
"NCR"	National Capital Region
"NPL"	Non-performing loans
"NTC"	National Telecommunications Commission
"Offer Period"	The period during which the Preferred Stock shall be offered in accordance with this Offering Circular
"PA"	Provisional Authority
"PP"	Polypropylene
"PRC"	People's Republic of China
"PSE"	The Philippine Stock Exchange, Inc.
"Participating Underwriters"	Together, BPI Capital Corporation, First Metro Investment Corporation, and BDO Capital & Investment Corporation
"Paying Agent"	Equitable PCI Bank Trust Banking Group
"Preferred Stock" or "Issue" or "Offer"	171,900,000 redeemable, cumulative, non-convertible, non-voting, and non-participating Series "A" Tranche Two Preferred Shares of the Issuer
"Pesos" or "₱" or "PhP"	Philippine pesos, lawful currency of the Philippines
"Philippines"	The Republic of the Philippines
"R.A."	Republic Act
"RHI"	Robinsons Homes, Inc., a subsidiary of RLC
"RLC"	Robinsons Land Corporation
"ROPOA"	Real and other properties owned and acquired
"RSB"	Robinsons Savings Bank
"Receiving Bank"	Equitable PCI Bank Trust Banking Group
"SARS"	Severe Acute Respiratory Syndrome
"SEC"	The Securities and Exchange Commission of the Philippines
"SMS"	Short messaging service
"SRC"	Securities Regulation Code

"SingLand"	Singapore Land Limited
"Stock Transfer Agent"	Equitable PCI Bank Trust Banking Group
"THDC"	Trion Homes Development Corporation, a subsidiary of RLC
"Terms Agreement" or "Agreement"	The Preferred Stock Terms Agreement
"Trustee Bank"	Equitable PCI Bank Trust Banking Group, as Trustee for the Sinking Fund
"UCP"	Universal Corn Products
"UIC"	United Industrial Corporation Ltd.
"URC"	Universal Robina Corporation
"URC-PD"	URC Packaging Division
"WHO"	World Heath Organization
"WTO"	World Trade Organization

SUMMARY

The following summary is qualified in its entirety by the more detailed information and financial statements and notes thereto appearing elsewhere in this Offering Circular.

THE COMPANY

JG Summit Holdings, Inc., which is controlled by the Gokongwei family, was incorporated in November 1990 as the holding company for a group of companies with substantial business interests in branded consumer foods, agro-industrial and commodity food products, telecommunications, banking and financial services, petrochemicals, air transportation, property development and hotel management, and textiles. In addition, the Company has business interests in other sectors, including power generation, printing and insurance.

The Company conducts business throughout the Philippines, but primarily in and around Metro Manila and in the regions of Visayas and Mindanao. The Company also has branded foods businesses in the People's Republic of China and the Association of Southeast Asian Nations ("ASEAN") region and an interest in a property development business in Singapore.

The Group was founded in the mid-1950s when Universal Corn Products, Inc. was established to operate a cornstarch plant in Metro Manila. Since then, the business of the Group has diversified and expanded substantially, primarily through the reinvestment of internally generated funds. Based on its consolidated revenues for the year ended 31 December 2003, the Company is one of the largest and most diversified conglomerates within the Philippines. The Company was listed on the PSE in 1993 and trades under the symbol "JGS".

The Company provides members of the Group with certain corporate center services including corporate finance, corporate planning, procurement, human resources, legal and corporate communications. The Company also provides members of the Group with valuable market expertise in the Philippines as well as intra-group synergies.

FINANCIAL HIGHLIGHTS

For the year ended 31 December 2003, the Company's audited consolidated revenues was ₱53.9 Billion, and its audited consolidated net income was ₱2.1 Billion. For the three months ended 31 March 2004, the Company's unaudited consolidated revenues was ₱14.2 Billion and its unaudited consolidated net income was ₱474 Million.

As at 31 December 2003, the Company's audited consolidated total assets was ₱173.2 Billion and its audited shareholders' equity was ₱58.2 Billion. As at 31 March 2004, the Company's unaudited consolidated total assets was ₱170.4 Billion and its unaudited shareholders' equity was ₱58.8 Billion.

STRATEGY

The Company's objective is to further strengthen its position as one of the most solid and profitable conglomerates in the Philippines. The Company intends to achieve its objective through the following strategies:

- Maintain the balance and diversification of the Group's businesses and continue to exploit opportunities to further develop existing synergies among its different businesses.

- Strengthen the Group's strategic positions in some of the country's largest and most profitable business segments - branded consumer food, property development and telecommunications - by capitalizing on its experienced management, entrepreneurial skills and financial resources. In particular, develop the Group's brands through aggressive advertising and marketing.

- Increase the financial independence of each of the businesses in order that they can operate on a stand-alone basis.

- Utilize the stable cashflows of the Group's core food and property development businesses to assist in the development of new business areas with the potential for higher growth such as cellular mobile telephones.

- Grow the Group's existing businesses organically, but look for acquisition opportunities where they arise, particularly in the branded consumer foods sector.

- Retain a focus on the Philippines as its core geographical market, but look for opportunities to develop the Group's branded consumer food and property businesses in other parts of ASEAN and the People's Republic of China (the "PRC") as they arise.

FUTURE PLANS AND PROSPECTS

Over the next few years, the Company expects that the bulk of its capital expenditures will be concentrated on fast-growing businesses with large underserved markets, specifically wireless communications and data, commercial property development (i.e., mixed-use malls) and branded consumer foods business in other parts of the Asian region. Additional capital expenditures in the Company's other business units are expected to be more limited due to greater opportunities within these business units to rely on increasing asset utilization and expanding returns on capital employed.

RISKS OF INVESTING

Prospective investors in the Offer are advised to observe certain investment considerations contained in the section entitled "Risk Factors" found elsewhere in this Offering Circular. These investment considerations include the following:

1. Structure of the Issuer as a Holding Company
2. Subordinated Nature of Preferred Shares as a Financing Instrument
3. Business Risks
4. Financing for Future Projects
5. Control of the Company and Affiliate Transactions
6. Political and Economic Factors
7. Philippine Regulations
8. Tariffs and Competition
9. New Accounting Standards
10. Exchange Rate Fluctuations

USE OF PROCEEDS

The net proceeds from the Offer is estimated to be ₱847,896,750 after deducting expenses relating to the issuance of the Preferred Stock. Proceeds of the Offer will be used to raise permanent working capital, refinance debt, and other general corporate purposes. Please refer to the section on Use of Proceeds located elsewhere in this Offering Circular.

SUMMARY FINANCIAL INFORMATION

The selected financial information for each of the two years ended 31 December 2002 and 2003 and for the three month period ended 31 March 2004 has been derived from the Company's audited and unaudited consolidated financial statements. Such audited consolidated financial statements have been audited by SyCip Gorres Velayo & Co., independent auditors. The Company's fiscal year ends on 31 December of each year, while the fiscal years of the Company's principal operating subsidiaries (other than Digitel, Cebu Pacific, Robinsons Savings Bank ("RSB") and its International Capital and Financial Services Group) end on 30 September of each year. Consequently, the Company's financial statements for the years ended 31 December 2002 and 2003 and for the three month period ended 31 March 2004, reflect the results of operations of such principal operating subsidiaries or its equity interest in the net earnings of such principal subsidiaries as at and for an equivalent period ended three months prior to such dates. The financial information set forth below should be read in conjunction with the financial statements of the Company and the related notes thereto located elsewhere in this Offering Circular.

	Years ended 31 December (Audited)		Three month periods ended 31 March (Unaudited)	
(in ₱ Millions)	2002	2003	2003	2004
Consolidated Income Statement Data				
Revenues	48,297	53,910	12,798	14,229
Cost of sales and services	28,185	32,401	7,734	8,466
Operating and other expenses	11,451	14,734	3,226	3,630
Interest expense	4,849	4,951	1,012	1,490
Net operating income	3,812	1,824	826	643
Other income/(expenses) – net	(492)	75	133	(102)
Income before provision for income Tax and minority interest in net loss of subsidiaries	3,320	1,899	959	541
Provision for income tax	851	248	73	146
Income before minority interest in net income/(loss) of subsidiaries	2,469	1,651	886	395
Minority interest in net loss of Subsidiaries	(7)	(485)	(34)	(80)
Net income	2,476	2,135	921	474

(in ₱ Millions)	Years ended 31 December (Audited)		Three month period ended 31 March (Unaudited)
	2002	2003	2004
Consolidated Balance Sheet Data			
Current assets	44,691	65,553	60,401
Investment in associates and advances – net	16,920	17,881	18,310
Investment in real properties – net	15,188	16,655	17,561
Property, plant and equipment – net	60,837	67,930	68,721
Other assets	7,026	5,201	5,413
Total assets	144,662	173,219	170,406
Current liabilities	40,650	43,649	40,815
Long-term debt – net of current portion	33,243	56,280	53,619
Due to affiliated companies and other Liabilities	4,977	3,810	5,992
Total liabilities	78,869	103,739	100,426
Minority interest in consolidated subsidiaries	9,813	11,254	11,197
Stockholders' equity	55,980	58,227	58,782
Total liabilities and stockholders' equity	144,662	173,219	170,406

CAPITALIZATION

The following table sets out the unaudited consolidated cash position, short-term and long-term debt and capitalization of the Company as at 31 March 2004. This table should be read in conjunction with the Company's unaudited consolidated interim financial statements and the notes thereto located elsewhere in this Offering Circular.

(in ₱ Millions)	As at 31 March 2004
Cash and temporary cash investments	32,085
Short term debt	
Notes payable	10,992
Current portion of long term debt	8,249
Total short term debt	19,241
Long term debt	
Financial lease agreement	2,016
Supplier credits, bank loans and other borrowings	51,603
Total long term debt	53,619
Stockholders' equity	
Capital stock (₱1.00 par value per share) (1)	6,895
Additional paid-in capital	5,962
Accumulated translation adjustment	1,292
Retained earnings	45,356
Treasury stock	(722)
Total stockholders' equity	58,782
Total capitalization	**112,401**

(1) As at 31 March 2004, the Company's authorized capital was ₱14,850,800,000 divided into 12,850,800,000 common shares with a par value of ₱1.00 per share and 2,000,000,000 preferred shares with a par value of ₱1.00 per share, of which capital stock 6,797,191,657 common shares are issued and outstanding (net of 98,082,000 common shares held in Treasury).

DESCRIPTION AND TERMS AND CONDITIONS OF THE PREFERRED SHARES

The following does not purport to be a complete listing of all the features, rights, obligations, or privileges of the Preferred Shares, and is qualified in its entirety by reference to the Preferred Stock Terms Agreement (the "Terms Agreement" or the "Agreement"), the Receiving Bank Agreement, and the Paying Agency and Stock Transfer Agency Agreement. Some rights, obligations, or privileges may be further limited or restricted by other documents. Prospective investors are enjoined to carefully review the Articles of Incorporation, By-Laws and resolutions of the Board of Directors and Shareholders of the Company, the information contained in this Offering Circular, the Terms Agreement, the Receiving Bank Agreement, and the Paying Agency and Stock Transfer Agency Agreement, copies of which are available for inspection during business hours at the offices of the Corporate Secretary of the Issuer. Capitalized terms used in this section and not otherwise defined herein shall have the meanings given to such terms in the Terms Agreement.

The Preferred Shares will be issued under substantially the following terms and conditions:

ISSUER

JG Summit Holdings, Inc.

JOINT ISSUE MANAGERS

J.P. Morgan (S.E.A.) Limited and PCI Capital Corporation

INSTRUMENT

Redeemable, cumulative, non-convertible, non-voting, and non-participating Preferred Shares of the Issuer.

USE OF PROCEEDS

Proceeds from the Offer shall be used to raise permanent working capital, refinance debt, and other general corporate purposes.

ISSUE SIZE

Up to 171,900,000 Redeemable Series "A" Tranche Two Preferred Shares of the Issuer (the "Preferred Stock").

PAR VALUE

₱1.00 per share

ISSUE PRICE/DETERMINATION OF ISSUE PRICE

₱5.00 per share

MANNER OF OFFERING

The Preferred Stock will be sold to qualified institutional buyers through private placement.

OFFER PERIOD

The Offer period shall commence at the start of business hours on 02 August 2004 and end at 10:00 a.m. on 05 August 2004.

ISSUE DATE

- 05 August 2004

MANDATORY REDEMPTION

Five (5) years from Issue Date (the "Final Redemption Date")

DIVIDEND RATE

The dividend rate shall be 11.75% per annum, fixed for the duration of the Issue. The final Dividend Rate shall be determined prior to the start of the Offer Period.

DIVIDEND PAYMENTS

Dividends shall accrue at the Dividend Rate based on the Issue Price. Dividends shall be payable quarterly on the last day of each Dividend Period (the "Dividend Payment Date") for as long as the Preferred Stock are outstanding.

DIVIDEND CALCULATION

30/360

In the computation of dividends to be paid, the per annum rate shall be deemed to apply to a year of 360 days.

REDEMPTION VALUE

One hundred percent (100%) of the Issue Price of the Preferred Stock, or ₱5.00 per Preferred Stock including all accrued and unpaid dividends.

PAYMENT OF DIVIDENDS AND REDEMPTION PRICE

On each Dividend Payment Date, the Issuer shall make available funds to the Paying Agent which, in turn, shall correspondingly pay the amounts due to the holders of the Preferred Stock (the "Holders") through check payments made available at the principal office of the Paying Agent, or such other arrangements acceptable to the Paying Agent. For this purpose, a Paying Agency Agreement will be executed between the Issuer and the Paying Agent.

FEATURES OF THE PREFERRED SHARES

The preferences, privileges and voting powers of the Preferred Shares as provided in the Articles of Incorporation of the Issuer and in the Preferred Stock Terms Agreement are as follows:

Preference as to Dividends and Corporate Assets

The holders of Preferred Shares will have preference over holders of Common Shares in the payment of dividends and in the distribution of corporate assets in the event of dissolution, liquidation or winding up of the Issuer, whether voluntary or involuntary. In such an event, the holders of Preferred Shares shall be paid in full or ratably, insofar as the assets of the Issuer will permit, the par or issue value of each preferred share held by them, as the Board of Directors may determine upon their issuance, plus unpaid accumulated dividends up to the current period, before any assets of the Issuer shall be paid or distributed to the holders of the Common Shares.

As approved by the Issuer's Board of Directors and as embodied in the Terms Agreement, the Liquidation Value of each share of Preferred Stock is equal to the Issue Value of such share plus any accrued and unpaid dividends in respect of such share.

The holders of Preferred Shares shall be entitled to the payment of current as well as any accrued or unpaid dividends on the Preferred Shares before any dividends can be paid to the holders of Common Shares.

Cumulative

Dividends on Preferred Shares are cumulative from and after the Issue Date. Unpaid dividends shall compound at the Dividend Rate, in accordance with the following formula:

$$\text{Compounded Dividends Due} = D \times (1+R/m)^{nm}$$

Where:

	D	=	Dividends due
	R	=	Dividend Rate of applicable Series or Tranche
	n	=	Years
	m	=	Compounding periods per annum

No dividends shall be declared or issued on the Common Shares nor shall any Common Shares be purchased, retired or otherwise acquired by the Issuer, unless the Issuer shall have paid all accumulated dividends on the Preferred Shares for all past dividend periods.

Non-convertible

Preferred Shareholders have no right to convert the Preferred Shares to any other preferred or Common Shares in the Company.

Non-participating

Preferred Shareholders shall not be entitled to receive any other or further dividends of any kind beyond that specifically payable and described herein.

Non-voting

Preferred Shareholders shall not be entitled to vote (except in those cases specifically provided by law) or be voted for on any matter on which the holders of the common stock of the Issuer are entitled to vote. Notwithstanding that Preferred Shareholders are not entitled to vote in a shareholders' meeting of the Issuer, each Preferred Shareholder shall be entitled to attend any such shareholders' meeting, and to receive notices of all such meetings, on substantially the same basis as the holders of common stock.

No Pre-emptive Rights

The Preferred Shareholders have no pre-emptive rights, options or any other similar rights to subscribe to, or receive or purchase any issue or all issues or other disposition of common or preferred of the Issuer.

SINKING FUND

As required under the rules and regulations of the SEC, the Issuer shall establish a sinking fund (the "Sinking Fund") for the sole purpose of providing funds to pay the Redemption Value of the Preferred Stock on Final Redemption Date.

Accordingly, the Issuer shall, no later than 30 Business Days after the Issue Date of each series or tranche of the Preferred Stock, establish and maintain a Sinking Fund with the Trustee Bank. The Issuer shall initially deposit an amount equivalent to one-half of one percent (½ of 1%) of the aggregate Issue Value of the Preferred Stock per Series or Tranche (as the terms are defined in the Preferred Stock Terms Agreement).

The Issuer shall, no earlier than 360 days prior to Final Redemption Date, gradually deposit cash into the Sinking Fund. The Sinking Fund shall be subject to review every thirty (30) days thereafter, and the Issuer shall infuse additional funds after such review, provided that on Final Redemption Date, the value of the Sinking Fund shall be equivalent to the aggregate Redemption Value payable on Final Redemption Date.

REPRESENTATIONS AND WARRANTIES

The Issuer represents and warrants to the Holders that the following representations and warranties are true and correct as of the date of the Terms Agreement and shall remain true and correct as long as the Preferred Stock are outstanding, subject only to written disclosures made by the Issuer in the relevant Supplementary Agreements (the "Supplements") to the Terms Agreement.

(a) The Issuer is a corporation duly organized, validly existing and in good standing, under and by virtue of the laws of the Republic of the Philippines, has its principal office at the address indicated in the Agreement, is registered or qualified to do business in every jurisdiction where registration or qualification is necessary and has the corporate power and authority to conduct its business as presently being conducted and to own its properties and assets now owned by it as well as those to be hereafter acquired by it for the purpose of its business;

(b) The Issuer has an authorized capital stock of PhP14,850,800,000, divided into 12,850,800,000 common shares with a par value of One Peso (PhP1.00) per share ("Common Shares") and 2,000,000,000 preferred shares with a par value of One Peso (PhP1.00) per share ("Preferred Shares"), of which capital stock 6,797,191,657 Common Shares and 255,000,000 Preferred Shares are, as of the date of this Offering Circular, issued and outstanding (net of 98,082,000 Common Shares held in Treasury);

(c) Except as disclosed in writing to each of the Holders, there are no securities convertible into or exchangeable for additional shares of equity securities of any kind, and except for the Agreement and the Supplements, there are no subscription, option, warrant, conversion or other rights or agreements of any kind obligating the Issuer to issue or sell any shares of any class of equity securities of the Issuer, or any securities convertible into or exchangeable for any such shares, and no authorization therefor has been given. Other than as provided in the Agreement and the Supplements, there are no outstanding contractual or other rights or obligations to, or of the Issuer to repurchase, redeem or otherwise acquire any outstanding shares or other equity interests of the Issuer;

(d) All issued and outstanding shares of capital stock of the Issuer have been duly and validly issued and are fully paid and non-assessable;

(e) Upon authorization, issuance, sale and delivery of the Preferred Stock, (i) the Preferred Stock will be duly authorized and validly issued, (ii) each Holder, or its nominee as the case may be, will acquire good and valid title to its Preferred Stock, free and clear of any mortgage, claim, security interest or other encumbrance (other than as provided in the Agreement and the Supplements);

(f) All corporate authorizations, approvals and other acts legally necessary for the Offer and issuance of the Preferred Stock, and for the Issuer to enter into and comply with its

obligations under the Agreement, have been obtained or effected or shall have been obtained or effected on or before each Offer Period;

(g) All government authorizations, approvals, rulings, registrations and other acts legally necessary for the Offer and payment of the Preferred Stock, for the circulation of the Offering Circular, as may be amended or supplemented, have been obtained;

(h) All conditions required under the SRC and the Permit to Sell, including those imposed by the SEC with respect to the applicable Offer, have been complied with by the Issuer as of the date and/or time that they are required to be complied with;

(i) The Registration Statement and the Prospectus, if any are required by applicable law, or the Offering Circular do not violate any statute, or any rule or regulation of any government agency or office and do not contain any untrue or misleading statement of a material fact or omit any material fact necessary or required to be stated therein for purposes of fair disclosure or to prevent any statement therein from becoming misleading. The Offering Circular or the Registration Statement and the Prospectus contain a reasonably complete description of the business, properties and operations of the Issuer, its capitalization, the Preferred Stock, and the terms of the Offer;

(j) The Offer and the obligations of the Issuer under the Agreement and the Supplements will constitute its legal, valid and binding obligations enforceable in accordance with the terms hereof, and the compliance by the Issuer with its obligations under the Agreement will not conflict with, nor constitute a breach of or default of, the Articles of Incorporation, By-laws or any resolution of the Board of Directors of the Issuer, or any rights of the stockholders of the Issuer, or any contract or other instrument by which the Issuer is bound, or by any law of the Republic of the Philippines or any regulation, judgment, or order of any office, agency or instrumentality thereof applicable to the Issuer;

(k) Except as the Issuer may have otherwise disclosed in writing to the Holders, on or prior to the date hereof, there are no legal, administrative or arbitration actions, suits or proceedings pending or, to the best of its knowledge, threatened against or affecting the Issuer which, if adversely determined, would have a Material Adverse Effect on the business operations, properties, assets or financial conditions of the Issuer or which enjoin or otherwise adversely affect the execution, delivery or performance of the Agreement, the Offer and the issuance of the Preferred Stock;

(l) The audited financial statements of the Issuer as of December 31, 2003 (the "Financial Statements") are in accordance with the books and records of the Issuer, are complete and correct in all material respects, have been prepared in accordance with generally accepted Philippine accounting principles and practices, and fairly represent the Issuer's financial condition and results of operations as of the date thereof and for the period then ended. Since such date, there has been no material change in the financial condition or results of operations of the Issuer sufficient to impair its ability to perform its obligations under the Preferred Stock according to the terms thereof;

(m) Except to the extent reflected or adequately reserved against in the Financial Statements or in the explanatory notes thereto, the Issuer has, as of the date thereof, no liabilities or obligations of any nature, whether accrued, absolute, contingent or otherwise, including but not limited to tax liabilities due or to become due and whether incurred in respect of or measured by any income for any period prior to such date or arising out of transactions entered into or any state of facts existing prior thereto, which will in any case or in the aggregate, have a Material Adverse Effect on the Issuer's ability to discharge its obligations under the Agreement and the Supplements;

(n) Except as disclosed in writing to the Holders since the respective dates as of which information is given in an Offering Circular or a Registration Statement and Prospectus, as the case may be, there has been no change in the financial condition, assets and liabilities of the Issuer, other than changes which do not, either in any case or in the aggregate, have a Material Adverse Effect on the Issuer's ability to discharge its obligations under the Agreement and the Supplements;

(o) Except as otherwise disclosed in writing by the Issuer, no event has occurred and is continuing which constitutes a default by the Issuer under or in respect of any agreement binding upon the Issuer and no event has occurred which, with the giving of notice, lapse of time, or other condition would constitute a default by the Issuer under or in respect of such agreement, which default shall have a Material Adverse Effect on the Issuer's ability to comply with the Agreement and pay the Dividends and Redemption Value which may be due on the Preferred Stock;

(p) Except as otherwise disclosed in writing by the Issuer, the Issuer has good and marketable title to all its properties, free and clear of liens, encumbrances, restrictions, pledges, mortgages, security interest or charges;

(q) Except where such non-compliance could not individually or in the aggregate reasonably be expected to have a Material Adverse Effect on the Issuer's ability to discharge its obligations under the Agreement and pay for amounts due on the Preferred Stock, (i) the Issuer is conducting its business and operations in compliance with the applicable laws and regulations of government authorities; and (ii) the Issuer has filed true, complete and timely tax returns and has paid all taxes due in respect of the ownership of its properties and assets or the conduct of its operations, except to the extent that the payment of such taxes is being contested in good faith and by appropriate proceedings;

(r) The Issuer and each of its Material Subsidiaries has obtained the necessary concessions, permits, or privileges required for the conduct of its business and operations, and shall have free and continued use and exercise thereof;

(s) The Issuer and each of its Material Subsidiaries maintains insurance with responsible and reputable insurance companies in such amounts and covering such risks as are prudent and appropriate and as are usually carried by companies engaged in similar business and owning similar properties in the same geographical areas as those in which the Issuer operates; and

(t) The Issuer and each of its Matêrial Subsidiaries maintains the services of a responsible and reputable external auditor.

COVENANTS

Without the prior written consent of the holders of each outstanding share of Preferred Stock, the Issuer shall not:

a. amend the Resolutions of the Board of Directors of the Issuer regarding the terms and conditions of each Series or Tranche of a Series of Preferred Stock; or

b. without prejudice to the ability of the Issuer to issue a Series of Preferred Stock in accordance with the specific commercial terms approved by its Board of Directors, take any action that may amend or modify the rights or interests of the Holders of the Preferred Stock as shareholders in the Issuer, including, without limitation: (x) creation of a class or series of shares which will have, or increase the number of shares in an existing class which has, voting rights (other than voting rights exercisable by the holders of Common Stock), distribution rights, rights of preference as to payment of dividends or other distributions,

rights in liquidation, conversion rights, anti-dilution rights or redemption rights which are superior to the rights of the Holders of the Preferred Stock; or (y) cancellation or reduction of any rights of the Holders of Preferred Stock.

Dividend Restriction

The Issuer will procure that no Material Subsidiary will permit any restriction on the payment of dividends to, or on the making or repayment of loans to, the Issuer or any other Subsidiary of the Issuer, other than (i) such restrictions arising by operation of law; (ii) such restrictions as are in existence as of the date of the Agreement and disclosed in the Prospectus or Offering Circular; or (iii) in respect of any company which becomes a Material Subsidiary after the date of issue of the Preferred Stock, any restrictions on such company as may be in existence on the date such company becomes a Material Subsidiary (provided such restrictions were not imposed in contemplation of such company becoming a Material Subsidiary); provided that nothing in this paragraph shall prevent a Material Subsidiary from agreeing in a syndicated loan, or an agreement in respect of export credit agency financing or supplier credit, to such a restriction so long as the restriction permits it to distribute at least fifty percent (50%) of its prior year's unrestricted retained earnings in annual dividends.

Significant Subsidiaries

The Issuer will ensure that Universal Robina Corporation and Robinsons Land Corporation, or any Subsidiary to which is transferred the whole or substantially the whole of either of their respective assets, remains a Subsidiary of the Issuer.

Accounts

The Issuer agrees that (i) within fourteen (14) days of the same becoming available and in any event within one hundred twenty (120) days (or on such other date as may be allowed by the SEC) after each 31st December (beginning with 31st December 2004), the Issuer will deliver to each Holder and the Paying Agent its annual report and audited Accounts as at the end of and for the financial year ending on such 31st December; (ii) within 14 days of the same becoming available and in any event within 45 days (or on such other date as may be allowed by the SEC) after each 31st March, 30th June and 30th September (beginning with 30th June 2004), the Issuer will deliver to each Holder and the Paying Agent one copy of its unaudited interim Accounts as at the end of the three-month period ending on such dates, provided that if and to the extent that the financial statements are not prepared or adjusted on a basis consistent with that used for the preceding relevant quarterly or annual fiscal period, that fact shall be stated and provided that if the Issuer shall change its financial year so as to end on a date other than 31st December, (i) and (ii) above will be deemed to be amended as necessary; (iii) with each set of unaudited interim Accounts delivered by it under this Agreement, the Issuer will deliver to each Holder and the Paying Agent the Compliance Certificate; and (iv) with each set of audited annual Accounts delivered by it under the Agreement, the Issuer will deliver to each Holder and Paying Agent the Compliance Certificate.

Financial Covenants

The Issuer shall procure that:

a. the ratio of Consolidated Current Assets to Consolidated Current Liabilities is not at any time less than 1:1; and

b. the ratio of Consolidated Total Borrowings to Consolidated Stockholders' Equity does not at any time exceed 1.5:1.

Books of Account

The Issuer shall keep, and will procure that each of its Principal Subsidiaries keeps, proper books of account.

Certificate of Directors

The Issuer shall send to each of the Holders, within fourteen days from the date that its annual audited financial statements are made available to its stockholders, and also within 14 days from the date of any request by any Holder, a certificate of the Issuer signed by any two of its Directors that, having made all reasonable enquiries, to the best of the knowledge, information and belief of the Issuer, as at a date (the "Certification Date") not more than five days before the date of the certificate, no Trigger Event or other breach of the Agreement had occurred since the Certification Date of the last such certificate or (if none) the date of the Agreement or, if such an event had occurred, giving details of it.

Further Acts

The Issuer shall, so far as permitted by applicable law, do such further things as may be necessary in the opinion of the Holders to give effect to the Agreement.

Notice of Non-payment

The Issuer shall immediately give notice to the Holders of any non-payment of any sum due in respect of the Preferred Shares.

Change in Agents

The Issuer shall give at least fourteen days' prior notice to the Holders of any future appointment, resignation or removal of a Paying Agent or of any change by a Paying Agent of its specified office and not make any such appointment or removal without the prior written consent of Holders of the Preferred Stock holding, at the relevant time, more than fifty percent of the aggregate Issue Value per Series of the outstanding shares of Preferred Stock (the "Majority Holders").

Material Subsidiaries

The Issuer shall give to the Holders at the same time as sending the Certificate of Directors referred to above or within 14 days of a request by any Holder, a certificate by the Auditors listing those Subsidiaries of the Issuer which as at the last day of the last financial year of the Issuer or as at the date specified in such request were Material Subsidiaries.

Documentary Stamp Taxes

The Issuer shall promptly pay any and all documentary, stamp or similar taxes and fees levied in the Philippines in connection with (i) the execution and delivery of the Terms Agreement, (ii) the issuance and the original delivery of the Preferred Stock to the Holders; (iii) the execution and delivery of each Supplement; and (iv) the filing of any Registration Statement, notice of exemption or confirmation of exemption, as applicable, with the SEC.

TRIGGER EVENTS

The following events shall constitute a trigger event (the "Trigger Events"):

Dividend Default

The Issuer fails to declare or pay Dividends (the "Dividend Default") on a Dividend Payment Date notwithstanding the absence of any statutory restrictions on the Issuer, and such Dividends remain unpaid for a period of fourteen (14) days.

Payment Default

The Issuer fails to pay the Redemption Value (the "Payment Default") on the applicable Final Redemption Date and such failure shall continue for seven (7) days.

Breach of Other Obligations

A default is made by the Issuer in the performance or observance of any covenant, condition or provision under or in respect of the Agreement or the Preferred Stock (other than a Dividend Default or a Payment Default referred to above) and on its part to be performed or observed which default is not capable of remedy or, if in the opinion of the Holder is capable of remedy, continues for the period of thirty (30) days next following the service on the Issuer by any Holder of notice requiring such default to be remedied.

Cross Default

Any other present or future Debt (as such is defined in the Terms Agreement) having a principal amount exceeding US$10,000,000 (or its equivalent in any other currency) of the Issuer or any Principal Subsidiary becomes due and payable prior to its stated maturity by reason of an event of default (however called) or any such Debt is not paid when due or, as the case may be, within any applicable grace period or the Issuer or any Principal Subsidiary fails to pay when due any amount payable by it under any present or future guarantee of Debt of others having a principal amount exceeding US$10,000,000 (or its equivalent in any other currency).

Enforcement Proceedings

A distress, execution, attachment order or seizure before judgement is levied or enforced upon or sued out against a part of the property of the Issuer or a Material Subsidiary which (1) has a fair market value in excess of ten per cent (10%) of the Issuer's consolidated tangible net worth (determined by reference to the Issuer's most recent audited financial statements), and (2) is not discharged within sixty days thereof.

Appointment of Receiver or Trustee

A receiver or trustee is appointed over all or a material part of the assets of the Issuer or any Material Subsidiary pursuant to the powers of the Philippines Securities and Exchange Commission under P.D. 902-A (or any provision of Philippine law of comparable effect), as amended, and such appointment is not rescinded or enjoined within sixty days thereafter, provided that during such period, the Issuer, or such Material Subsidiary, as applicable, is contesting such appointment in good faith.

Insolvency

(1) The Issuer or any Material Subsidiary shall initiate or consent to proceedings relating to itself under applicable bankruptcy, reorganisation, corporate rehabilitation or insolvency law, make a general assignment for the benefit of its creditors or generally become unable to pay its debts as they become due, or (2) proceedings shall have been initiated against the Issuer, or any Material Subsidiary under any applicable bankruptcy, reorganisation, corporate rehabilitation or insolvency law and such proceedings shall not have been discharged or stayed within a period of sixty (60) days.

Winding Up

(1) An order of a court of competent jurisdiction is made (which is not discharged or enjoined within sixty days) or a resolution is passed that the Issuer be wound up or dissolved or the Issuer disposes of all or substantially all of its assets, otherwise, in any such case, than for the purposes of, or pursuant to, and followed by a consolidation, amalgamation, merger or reconstruction, the terms of which shall have been previously approved in writing by the Holders or (2) an order of a court of competent jurisdiction is made (which is not discharged or enjoined within sixty days) or a resolution is passed for the winding-up or dissolution of any Material Subsidiary or a Material Subsidiary disposes of all or substantially all of its assets, except (A) for the purpose of, or pursuant to, and followed by a consolidation or amalgamation with or merger into the Issuer or any other Subsidiary thereof, (B) for the purposes of, or pursuant to, and followed by a consolidation, amalgamation, merger or reconstruction (other than described in (A) above) the terms of which shall have previously been approved in writing by the Holders by way of a voluntary winding up or dissolution where there are surplus assets in such Material Subsidiary and such surplus assets attributed to the Issuer and/or any other Subsidiary are distributed to the Issuer and/or any such other Subsidiary, (D) in the case of a disposal of all or substantially all of a Material Subsidiary's assets, where those assets are vested in the Issuer or another Subsidiary, or (E) in the case of a disposal of all or substantially all of the Material Subsidiary's assets, where those assets are disposed of in the ordinary course of business for a consideration equal to at least ninety per cent (90%) of the fair market value of the assets (as determined in good faith by the Issuer's Board of Directors).

Notice of Trigger Events

a. The Issuer shall notify each of the Holders in writing within one (1) Business Day on becoming aware of the occurrence of any Trigger Event (the "Trigger Event Notice"). The Issuer shall publish such Trigger Event Notice in a newspaper of general circulation in Metro Manila for two (2) consecutive days, which publication shall indicate that the Holders or their duly authorized representatives may obtain any information relating to such occurrence of a Trigger Event at the principal office of the Issuer upon the Holder's presentation of sufficient and acceptable identification.

b. Without prejudice to the aforementioned paragraph, upon becoming aware of the occurrence of any Trigger Event, any Holder may give to the Issuer written notice of such Trigger Event (a "Holder Trigger Notice") and upon receipt by the Issuer of the Holder Trigger Notice, the Issuer shall give the Trigger Event Notice in respect of such Trigger Event, if the same had not been given earlier.

Waiver of Trigger by the Holders

Any past Trigger Event, or any event which, with the giving of notice or the lapse of time or both, will constitute a Trigger Event, except a Dividend Default or a Payment Default, each of which shall be understood to be a non-waivable Trigger Event, and any of the consequences thereof may be waived in writing by the Majority Holders. Any such waiver shall be conclusive and binding upon any and all Holders of such Series, provided it is obtained prior to the exercise by a Holder of its Early Redemption rights.

It is further agreed that for purposes of determining the Majority Holders, Preferred Stock held by affiliates of the Issuer shall be excluded. Affiliates shall refer to any person who (a) controls, is controlled by, or is under common control with the Issuer, (b) has officers or directors who are also officers or directors of the Issuer, (c) directly or indirectly controls more than 20% of the equity interest in the Issuer, or (d) has more than 20% of its equity interest owned by the Issuer.

EARLY REDEMPTION OPTION

If any one or more of the Trigger Events shall have occurred and provided no waiver of such Trigger Event has been obtained, each Holder, by prior notice in writing to the Issuer (the "Early Redemption Notice"), has the right to require the Issuer to purchase all the Preferred Stock held by such Holder for redemption, and upon such notice, the Issuer shall have the obligation to purchase such Preferred Stock at the applicable Redemption Value on or before the thirtieth day from receipt of the Early Redemption Notice (the "Early Redemption Date"). Within two (2) Business Days immediately following the date of the Early Redemption Notice, the Issuer shall advise all Holders of record of the Preferred Stock of (i) the exercise of the Early Redemption option; and (ii) the Early Redemption Date.

EARLY REDEMPTION DUE TO CHANGE IN CIRCUMSTANCE

In the event there are (i) new laws or regulations or any amendments, modifications or changes in the interpretation by government or any taxing authority of any provision of law applicable as of Issue Date, which new laws, regulations, amendments, modifications or changes in interpretation would require Issuer to make any incremental deduction or withholding on any sum payable to the Holders of the Preferred Stock or Series thereof, or which will impose or subject the Holders to a Tax on the Dividends or the Redemption Value (other than what is required under laws applicable as of Issue Date) and the Issuer shall be liable to pay said Taxes, or (ii) any new laws or regulations or any amendments, modifications or changes in the interpretation by government or any taxing authority of any provision of law applicable as of Issue Date, which new laws, regulations, amendments, modifications or changes in interpretation prohibit the Issuer from complying with its obligations in relation to the Preferred Stock or render Issuer's obligations under this Agreement and under the Preferred Stock illegal, the Issuer shall have the option to redeem, subject to the payment of the applicable Redemption Value, all but not less than all of the Preferred Stock or relevant Series thereof (the "Change in Circumstance Redemption"), by giving prior written notice (the "Change in Circumstance Notice") of such redemption due to a change in circumstance to all Holders of record of the relevant Series of Preferred Stock at least seven (7) Business Days prior to the date of redemption (the "Change in Circumstance Redemption Date").

The Redemption Value in respect of a Change in Circumstance Redemption under (i) above shall be computed as an amount equivalent to the sum of the accrued and unpaid Dividends on the Preferred Stock plus the net present value of the Issue Value and the unaccrued Dividends (the "Discounted Cash Flows") on the Preferred Stock discounted at the yield of the "comparable benchmark tenor" as shown on the MART1 page of Bloomberg (or, if such page is not available, on such successor Bloomberg page or similar page provided by another information supplier) at 11:30 a.m. on the second Business Day preceding the Change in Circumstance Redemption Date, provided, however, that the Discounted Cash Flows shall not exceed one hundred five percent (105%) nor be less than one hundred percent (100%) of the Issue Value of the Preferred Stock being redeemed.

For the avoidance of doubt, the "comparable benchmark tenor" shall mean the nearest benchmark tenor equivalent to the period from the Change in Circumstance Redemption Date to the Final Redemption Date of such Preferred Stock.

PAYMENTS

On each Payment Date, Dividends or the Redemption Value, as the case may be, shall be paid at the office of the Paying Agent or such other office or offices as the Issuer may designate and shall be in accordance with the terms of the Paying Agency and Stock Transfer Agency Agreement.

Payment of Dividends or the Redemption Value, as the case may be, will be made via check payable to the order of the relevant Holder upon presentation by the Holder or the Holder's

representative of proof satisfactory to the Paying Agent (such as but not limited to acceptable identification of the Holder) that such person claiming the Dividends or Redemption Value is a Holder or an authorized representative of the Holder.

All Redemption Value payments shall be made by the Paying Agent via checks payable to the order of the Holder, or his/her/its duly designated representative, on the Redemption Date, upon presentation to, and authentication by, the Paying Agent of identification and other documents required in Part II, Section 2.05 of the Paying Agency and Stock Transfer Agency Agreement and upon surrender by the Holder, its authorized signatory or its duly designated representative of the original stock certificate of the Preferred Stock issued by the Stock Transfer Agent.

PENALTY INTEREST

In case the Issuer fails (i) to declare or pay Dividends on a Dividend Payment Date notwithstanding the absence of any statutory restriction thereon, or (ii) to pay the Redemption Value on the applicable Redemption Date, the Issuer shall pay, in addition to the payment of the Dividends due or the Redemption Value, as the case may be, to the Holder entitled to the Dividend or the Redemption Value, a penalty interest thereon at the rate of twelve percent (12.0%) per annum (the "Penalty Interest"). Such Penalty Interest shall accrue from the relevant Dividend Payment Date or Redemption Date, as the case may be, until the same is fully paid.
In the event a Holder exercises its right to an Early Redemption due to a Dividend Default on such Holder's Preferred Stock, Penalty Interest shall accrue on the applicable Redemption Value from the relevant Dividend Payment Date on which the Issuer failed to pay the Dividend, until the Redemption Value payable to the Holder under the Early Redemption is fully paid.

In the event a Holder exercises Early Redemption due to a Trigger Event other than a Dividend Default or a Payment Default, Penalty Interest on the Redemption Value payable under the Early Redemption shall accrue from the date of receipt by the Issuer of the Early Redemption Notice.

PHILIPPINE TAXATION

The following is a general description of certain Philippine tax aspects of the Preferred Shares. This discussion is based upon laws, regulations, rulings, income tax conventions (treaties), administrative practices and judicial decisions in effect at the date of this Offering Circular. Subsequent legislative, judicial or administrative changes or interpretations may be retroactive and could affect tax consequences to Holders. The tax treatment of a Preferred Shareholder may vary depending on such Preferred Shareholder's particular situation, and certain holders may be subject to special rules not discussed below.

It does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase, own or dispose of the Preferred Shares. State, local and foreign (other than Philippine) tax consequences of the ownership and disposition of the Preferred Shares are not discussed below. Prospective purchasers should consult their tax advisers on the ownership and disposition of the Preferred Shares, including the applicability and effect of any state, local or foreign tax regulations.

In this discussion, the term "resident alien" refers to an individual whose residence is within the Philippines and who is not a citizen thereof, a "non-resident alien" is an individual whose residence is not within the Philippines and who is not a citizen of the Philippines; a non-resident alien who is actually within the Philippines for an aggregate period of more than 180 days during any calendar year is considered a "non-resident alien doing business in the Philippines"; otherwise, such non-resident alien who is actually within the Philippines for an aggregate period of 180 days or less during any calendar year is considered a "non-resident alien not doing business in the Philippines". A "resident foreign corporation" is a foreign corporation engaged in trade or business within the Philippines; a "non-resident foreign corporation" is a non-Philippine corporation not engaged in trade or business in the Philippines.

Taxation of Dividends

Cash and property dividends received by domestic corporations and resident foreign corporations are not subject to income tax. Cash and property dividends received by Philippine citizens and resident alien individuals are subject to a tax rate of ten percent (10%).

Cash dividends received by non-resident alien individuals engaged in trade or business in the Philippines are subject to a twenty percent (20%) final withholding tax, while that received by non-resident alien individuals not engaged in trade or business in the Philippines shall be taxed at the rate of twenty five percent (25%). Cash dividends received by non-resident foreign corporations are subject to thirty two percent (32%) withholding tax. The foregoing rates are subject to reduction under an applicable tax treaty.

Any applicable tax on dividend income shall be for the account of the Preferred Shareholder, and shall be withheld at source.

Documentary Stamp Tax

The issuance of the Preferred Shares shall be subject to a documentary stamp tax at the rate of One Peso (₱1.00) for every Two Hundred Pesos (₱200.00) or a fractional part thereof of the par value of the shares issued. The documentary stamp tax on the issuance of the shares shall be for the account of the Issuer.

Taxation on Sale or Transfer of Preferred Shares

Generally, a holder will recognize gain or loss upon the sale or other disposition (including redemption at maturity) of the Preferred Shares in an amount equal to the difference between the amount realized from such disposition and such holder's basis in the Preferred Shares. Under current laws, net capital gains realized from the sale, exchange or disposition of shares not traded through an established securities exchange, unless an applicable treaty exempts such net capital gains from tax, are subject to taxation at the rate of five percent (5%) for net capital gains not exceeding ₱100,000.00, and ten percent (10%) for net capital gains over ₱100,000.00. Pursuant to the Terms Agreement, except for capital gains tax that may be due as a result of the payment of the Redemption Value at any Redemption Date, which shall be for the account of the Issuer, any capital gains tax arising from the transfer of the Preferred Shares shall be for the account of the Preferred Shareholder.

The sale of the Preferred Shares shall be subject to a documentary stamp tax at the rate of Seventy Five Centavos (₱0.75) for every Two Hundred Pesos (₱200.00) or fractional part thereof of the par value of the shares sold.

Value-Added Tax

The sale or transfer of shares in the Philippines by dealers in securities will be subject to value-added tax at the rate of ten percent (10%) of the gross income they derive from the sale or transfer of the shares.

Estate and Donor's Tax

The transfer of shares by a deceased individual to his heirs, whether or not such individual was a resident in the Philippines, will be subject to an estate tax which is levied on the net estate of the deceased at progressive rates ranging from zero percent (0%) to twenty percent (20%) if the net estate is over ₱200,000.00, and otherwise will not be subject to any tax. The transfer of shares by gift to a stranger will be subject to a donor's tax at a flat rate of fifteen percent (15%) of the net gifts. A stranger is defined as any person who is not a brother or sister (whether by whole or half

blood), spouse, ancestor or lineal descendant or relative by consanguinity in the collateral line within the fourth degree of relationship. A donation to a non-stranger, however, will be subject to progressive rates ranging from two percent (2%) to fifteen percent (15%), if the net gifts made during the calendar year exceed ₱100,000.00, and otherwise will not be subject to any tax.

The estate tax as well as the donor's tax in respect of the Preferred Shares shall not be collected (i) if the deceased at the time of death or the donor at the time of the donation was a citizen and resident of a foreign country which at the time of his death or donation did not impose a transfer tax of any character in respect of intangible personal property of citizens of the Philippines not residing in that foreign country or (ii) if the laws of the foreign country of which the deceased or the donor was a citizen and resident at the time of his death or donation allows similar exemption from transfer or death taxes of every character or description in respect of intangible personal property owned by citizens of the Philippines not residing in that foreign country.

RECEIVING BANK

Equitable PCI Bank Trust Banking Group

PAYING AGENT AND STOCK TRANSFER AGENT

Equitable PCI Bank Trust Banking Group

TRUSTEE BANK FOR SINKING FUND

Equitable PCI Bank Trust Banking Group

PLAN OF DISTRIBUTION

J.P. Morgan (S.E.A.) Limited and PCI Capital Corporation are acting as Joint Issue Managers for this Issue. PCI Capital Corporation is also the Lead Underwriter for this Issue. BPI Capital Corporation, First Metro Investment Corporation and BDO Capital & Investment Corporation are Participating Underwriters for this Issue.

J.P. Morgan (S.E.A.) Limited is a company incorporated under the laws of the Republic of Singapore with registered address at 168 Robinson Road, 17th Floor Capital Tower, Singapore 068912. The company holds a merchant bank license, issued and approved by the Monetary Authority of Singapore. It conducts business relating to Credit and Rates markets, Treasury and Securities services, and Investment Banking.

PCI Capital Corporation is a wholly-owned subsidiary of Equitable PCIBank, a publicly-listed universal bank and the third largest domestic bank in the Philippines based on the latest BSP ranking as of March 23, 2004. PCI Capital was organized in April 1982 and is one of the leading domestic investment houses with a total capital of ₱2.76 Billion and total assets of ₱2.78 Billion as of December 31, 2003. PCI Capital issue managed and lead underwrote many of the local market's landmark equity and debt transactions over the past several years. It has a team of professional officers who have extensive experience in the Philippine capital markets.

As Joint Issue Managers, J.P. Morgan (S.E.A.) Limited and PCI Capital Corporation shall manage the offer of Preferred Shares by the Issuer. The Joint Issue Managers are subject to certain conditions in the appropriate agreement executed between the Issuer and the Joint Issue Managers. The Preferred Shares shall be distributed through PCI Capital Corporation as the Lead Underwriter for the Issue. An Underwriting Agreement shall be executed between the Issuer and the Lead Underwriter which agreement shall contain the conditions under which the Preferred Shares shall be distributed.

The Lead Underwriter may enter into agreements (the "Participation Agreement") with other persons (the "Participating Underwriters" or "Selling Agents") to distribute the Preferred Shares under substantially the same terms and conditions as those agreed to by the Underwriter and the Issuer. The obligations of each Participating Underwriter or Selling Agent (including that of PCI Capital as Lead Underwriter) shall be several, and not joint and solidary with such Participating Underwriters or Selling Agents, and nothing in the Participation Agreement shall be deemed to create a partnership or joint venture between and among any of them. Unless expressly provided in the Participation Agreement, the failure by any underwriter to carry out its obligations thereunder shall not relieve any other underwriter of its obligations thereunder, nor shall any underwriter be responsible for the obligations of any other underwriters thereunder.

J. P. Morgan (S.E.A.) Limited and PCI Capital Corporation are not related to JG Summit Holdings, Inc., nor to any of the members of the JG Summit Group. There exists no relationship between the Issuer and the Joint Issue Managers and Lead Underwriter, other than the issue management and underwriting engagements for this Offer. Further, there is no arrangement with the Issuer whereby the Joint Issue Managers or the Lead Underwriter has the right to designate or nominate a member, or members, to the Issuer's Board of Directors.

For managing and underwriting the Offer, the Company shall pay the Joint Issue Managers and Lead Underwriter issue management and underwriting fees based on the gross value of the Offer, inclusive of fees to be ceded to Participating Underwriters and Selling Agents. The said fee shall not exceed three per cent (3%) of the gross proceeds of the Offer.

The following includes a summary of certain provisions of the Underwriting Agreement that will be entered into by the Issuer with the Lead Underwriter. This summary does not purport to be

complete and are qualified in their entirety by reference to the Underwriting Agreement, a copy of which is available for inspection during business hours at the office of the Corporate Secretary of the Issuer.

MANNER OF OFFERING

The Preferred Shares will be offered and sold by private placement for distribution to "qualified institutional buyers" as such term is defined under the Securities Regulation Code and its Implementing Rules and Regulations, as may be amended or supplemented from time to time. Consequently, the offer of the Preferred Shares to each such investor is exempt from registration with the SEC under Sec. 10.1 (l) of the SRC. A confirmation of such exemption from registration under the SRC has not been obtained. However, in compliance with the SRC, the Issuer shall file with the SEC a notice of exemption from the registration requirements under Section 8 of the SRC on SEC Form 10-1, including, as an exhibit thereto, all pertinent information required to be furnished to the investors pursuant to this paragraph, within ten (10) days after the sale of the securities which are subject thereto. No filing fee shall be required for the said notice.

OFFER PERIOD

The Offer period shall commence at the start of business hours on 02 August 2004 and end at 10:00 a.m. on 05 August 2004.

APPLICATION TO PURCHASE

Applicants may purchase the Preferred Shares during the Offer Period by submitting to the Underwriter, Participating Underwriters or Selling Agents a properly completed Application to Purchase, together with two (2) signature cards, and the full payment of the purchase price of the Preferred Shares through a check drawn against a BSP authorized agent bank located in Metro Manila, payable to the order of "Equitable PCI Bank For Account of JG Summit Preferred Stock" and crossed "Payee's Account Only", or remit the subscription payments in same day available funds through the Philippine Payments System ("Philpass") or Real Time Gross Settlement System ("RTGS"). Corporate and institutional applicants must also submit, in addition to the foregoing, a copy of their SEC Certificate of Registration of Articles of Incorporation and By-Laws, Articles of Incorporation, By-Laws, and the appropriate authorization by their respective boards of directors and/or committees or bodies authorizing the purchase of the Preferred Shares and designating the authorized signatory(ies) thereof.

Completed Applications to Purchase and corresponding payments must reach the Lead Underwriter, Participating Underwriters or Selling Agents prior to the end of the Offer Period, or such earlier date as may be specified by the Lead Underwriter. Acceptance by the Lead Underwriter, Participating Underwriters or Selling Agents of the completed Application to Purchase shall be subject to the availability of the Preferred Shares and the acceptance by the Issuer. In the event that any check payment is returned by the drawee bank for any reason whatsoever, the Application to Purchase shall be automatically canceled and any prior acceptance of the Application to Purchase is deemed revoked.

MINIMUM PURCHASE

A minimum purchase of Ten Million Pesos (₱10,000,000.00) shall be considered for acceptance. Purchases in excess of the minimum shall be in multiples of Ten Million Pesos (₱10,000,000.00).

ALLOTMENT OF PREFERRED SHARES

If the Preferred Shares are insufficient to satisfy all Applications to Purchase, the Issue Managers may request the Issuer, whereupon the Issuer shall agree with the Issue Managers on the issuance of additional Preferred Shares.

If, after upsizing the Issue, the additional Preferred Shares are still insufficient to satisfy all the Applications to Purchase, the available Preferred Shares shall be allotted in accordance with the chronological order of submission of properly completed Applications to Purchase on a first-come, first-served basis, subject to the Issuer's right of rejection.

REFUNDS

If any application is rejected or accepted in part only, the application money or the appropriate portion thereof will be returned without interest. A refund check will be made out in favor of the respective applicant (or in the case of joint applicants, to the first named applicant) and crossed "Payee's Account Only". The refund check shall be made available at the office of the Receiving Bank not earlier than three (3) Business Days and not later than ten (10) Business Days after the end of the Offer Period, and if not claimed within the above-mentioned period, the check will be delivered to the Underwriter from whom the application was obtained.

FORM AND DENOMINATION

Certificates of Preferred Stock shall be issued to each registered Holder as their names appear in the records of the Stock Transfer Agent. The stock certificates shall be available for pick-up at the office of the Stock Transfer Agent beginning on the sixth (6th) Business Day after Issue Date.

UNCLAIMED PAYMENTS

Any payment of dividend on, or the Redemption Value of the Preferred Shares which remain unclaimed within ninety (90) days after the same shall have become due and payable, shall be returned to the Company. Thereafter, the Preferred Shareholders shall look only to the Company for such sums returned to the Company; provided, however, that the Paying Agent, before being required to make any such return to the Company may, at the expense of the Company, send a notice to the concerned Preferred Shareholder by registered mail, stating that such sums remain unclaimed, and that after a date therein, all sums shall be returned to the Company.

CANCELLATION AND RE-ISSUANCE

Preferred Shares which have been redeemed may be re-issued by the Issuer under such terms and conditions as may be approved by the Issuer's Board of Directors.

RISK FACTORS

In addition to the information contained in this Offering Circular, it is recommended that prospective investors carefully evaluate the following investment considerations and other risk factors set forth below. This section, however, is not meant to be an exhaustive discussion on the risks and other factors pertinent to this Offer. Investors are enjoined to make their own independent legal, financial and business examination of the Issuer and the prevailing financial markets under which the Issue is to be offered. Neither the Issuer nor the Issue Managers makes any warranty or representation on the marketability, price or market increments or profits that may or may not arise out of any subscription to the Preferred Shares.

HOLDING COMPANY STRUCTURE

The Company is organized and operated as a holding company. Most of the Company's assets are held by, and almost all of its earnings and cash flows are attributable to, its subsidiaries. As such, it is largely dependent upon dividends and distributions from its subsidiaries for almost all of its cash flow. The Company's liquidity, ability to service debt, meet expense obligations, including dividend payments under the Offer, and provide funds to its subsidiaries are dependent upon the flow of funds from those subsidiaries. There can be no assurance that the Company's subsidiaries will generate sufficient earnings and cash flows to pay dividends to enable it to meet its obligations under the Offer.

The ability of direct and indirect subsidiaries of the Company to pay dividends to their stockholders (including the Company) is subject to applicable law and restrictions contained in debt instruments of such subsidiaries and may also be subject to deduction of taxes. In particular, Universal Robina Corporation ("URC") has agreed with its creditors to restrictions on the payment of dividends subject to a percentage of net income in its US$125 Million fixed rate bond issue (the "Bonds"). Pursuant to Condition 3(b) of the Bonds the Company has undertaken to procure that no Material Subsidiary (as defined in Condition 3(b)) will permit a restriction on the payment of dividends to the Company and its subsidiaries subject to the conditions set out therein including any pre-existing restrictions and provided that any Material Subsidiary may agree to such restriction in a syndicated loan agreement or an agreement in respect of export credit agency financing or supplier credit, so long as such restriction permits it to distribute at least 50% of its prior year's unrestricted retained earnings in annual dividends. However, no assurance can be given that the Company will have sufficient cash flow from dividends to satisfy its obligations under the Guarantee or to make payments to the Issuer to enable the Issuer to meet its obligations under the Notes. Any shortfall would have to be made up from other sources of revenue, such as a sale of investments or financing, available to the Company.

SUBORDINATED NATURE OF PREFERRED SHARES AS A FINANCING INSTRUMENT

Under Philippine law, preferred shares are generally considered an equity instrument notwithstanding that its return qualities significantly mirror those of debt instruments. As such, claims of the holders of preferred shares are at all times subordinated to the claims of the Company's creditors, although the claims of the holders of preferred shares are superior to claims of the holders of common shares.

Furthermore, in the event of insolvency or dissolution of a subsidiary, claims of creditors of these subsidiaries, including trade creditors, lenders and all other creditors, and rights of holders of preferred shares of such entities (if any) will have priority as to the assets of such subsidiaries before any distributions are made in respect of the Company's shares in its subsidiaries. As a result, the Company's obligations under the Offer will be effectively subordinated to all existing and future obligations of the Company's subsidiaries and affiliates. As at 31 March 2004, the subsidiaries of the Company had indebtedness outstanding of approximately ₱67 Billion compared to ₱74 Billion as at 31 December 2003

Business Risks

The Issuer's subsidiaries operate within a competitive environment and may thus experience reduction in earnings or losses as a result of poor management, inability to control costs, weak financial management, product and technological obsolescence and other factors.

Financing for Future Projects

Some of the Group's operations, in particular, its telecommunication, property development and international branded consumer foods businesses, are capital intensive in nature. In order to continue to grow such businesses, the Group must continue to make capital investments. It is critical therefore that adequate financing for planned investments be available at all times to the Group on commercially acceptable terms. If adequate financing is not available, the business or growth prospects of the Group's operations may be adversely affected.

In addition, some of the Group's new projects have only recently begun commercial operations and may incur losses in the initial phase of operations. In particular, Digitel's mobile telephone business commenced operations only on 29 March 2003 and therefore its revenue and profit potentials are still to be proven. This business expects to continue to incur significant capital investment with respect to the roll-out and financing of its network, as well as with respect to the acquisition of new subscribers. Digitel's projected capital expenditure for 2004 on its mobile telephony business is US$200 to US$250 Million on its cellular services, although it is intended that substantially all of Digitel's financing requirements will be funded by export credit agencies.

Control of the Company and Affiliate Transactions

As of 31 December 2003, the Gokongwei family beneficially owns approximately 42% of the issued share capital of the Company. In addition, certain members of the Gokongwei family are trustees of the Gokongwei Brothers Foundation, Inc. which holds an interest of approximately 16.61% of the issued share capital of the Company. Members of the Gokongwei family, who either individually or collectively have controlled the Company since its inception, have private interests in a number of companies either alone or together with other family members. The respective businesses or activities of these companies do not compete with the Company's businesses or activities. However, certain of these companies have significant commercial transactions with the Company and its subsidiaries and affiliates. See Note 22 to the Audited Consolidated Financial Statements of the Company as at and for year ended 31 December 2003. All of these transactions have been entered into on arm's length commercial terms. However, there can be no assurance that, given the Gokongwei family's interests both within and outside the Group, conflicts of interest will not arise.

Political and Economic Factors

The growth and profitability of companies in the Group and subsequently the level of dividend remittances and distributions to the Company will be influenced by the general political situation in, and the state of the economy of, the Philippines. Any political or economic instability in the future may have a negative effect on the financial results of the Group and the level of dividends paid and distributions made to the Company.

Philippine Regulations

The Group operates a material part of its businesses including its food, real estate, banking and financial services, telecommunications, air transportation and textile businesses, in a highly regulated environment. Many of these businesses depend upon licenses or franchises issued by government authorities or agencies for their operation. These businesses would be materially adversely affected by the suspension or revocation of these licenses or franchises which may have a material adverse effect on the Company. In addition, the introduction, or inconsistent or

unpredictable application of, or changes in, regulations may from time to time materially affect the Group's operations.

In February 2005, the Provisional Authority granted to DIGITEL by the National Telecommunications Commission ("NTC") in respect of the operation of a nationwide cellular telephone system expires. DIGITEL intends to apply for a permanent Certificate of Public Convenience and Necessity ("CPCN") before this time. DIGITEL believes that the CPCN will be granted as it has complied with all of its commitments to the NTC in relation to the roll-out of its cellular network, however, there can be no assurance that it will be granted. If DIGITEL does not obtain the CPCN, it would have a material adverse effect on the financial condition and results of operations of DIGITEL and the Group.

The Group is subject to numerous environmental laws and regulations relating to the protection of the environment and human health and safety. These include laws and regulations governing air emissions, water and wastewater discharges, odor emissions and the management of, disposal of and exposure to hazardous materials. The implementation of the Clean Air Act has a particularly significant potential impact on certain of the Group's businesses such as the Group's sugar milling and refining operations and its petrochemical operations, as it requires manufacturing industries that are sources of air pollutants to install filtering systems to reduce certain emissions. The Group along with the industry associations in certain business sectors are currently in discussions with the Department of Environment in relation to the compliance requirements of the Clean Air Act. While the Group is in discussions with the Department of Environment, the full impact of the Clean Air Act on the Group's businesses, including compliance costs, cannot be assessed.

Many of these environmental laws and regulations are also becoming increasingly stringent and compliance with them is becoming increasingly complex and expensive. The Group could incur substantial costs, including clean-up costs, fines and civil or criminal sanctions, third-party property damage or personal injury claims and capital expenditures for equipment upgrades, as a result of non-compliance with, violations of or liabilities under environmental laws applicable to its facilities. The Group expects that the nature of its operations will continue to subject it to increasingly stringent environmental laws and regulations that may increase the costs of operating its facilities above currently projected levels and may require future capital expenditures. The Group expects to incur significant costs to achieve and maintain compliance with the requirements imposed by these regulations. In addition, the Group cannot predict what environmental or health and safety legislation or regulations will be amended or enacted in the future; how existing or future laws or regulations will be enforced, administered or interpreted; or the amount of future expenditures that may be required to comply with these environmental or health and safety laws or regulations or to respond to environmental claims.

TARIFFS AND COMPETITION

Many of the Group's activities are carried on in highly competitive industries. In addition, liberalization of protective laws and regulations is being implemented in the Philippines in part due to its membership in the World Trade Organization ("WTO") and as a signatory of the Asian Free Trade Agreement ("AFTA"). As a result of its commitments to the WTO and AFTA, the Philippines will reduce tariff barriers and permit increased foreign competition in certain business sectors in which the Group has interests, including agro-industrial and commodity foods, textiles and garments, petrochemicals and banking and financial services.

The Group's ability to compete effectively will require continuous efforts in sales and marketing of its existing products, development of new products and cost rationalization. Indeed in the three months ended 31 December 2003, URC incurred significant advertising and marketing expenditure that had a material impact on its results of operations. Furthermore, the Group cannot predict the pricing or promotional actions of its competitors or their effect on its ability to market and sell its products. There can be no assurance that the Group's sales volume or market shares would not be adversely affected by negative consumer reaction to its higher prices as a result of

any price reduction or promotional sales undertaken by its competitors, that the Group will not be forced to reduce its prices to meet its competition, or that the Group will otherwise be able to compete effectively.

NEW ACCOUNTING STANDARDS

The Company's and its subsidiaries' results of operations and financial condition for periods from 1 January 2003 onwards will continue to be affected by the introduction of a number of new or revised accounting standards in the Philippines, which are aimed at bringing Philippine accounting standards further into line with international accounting standards. These accounting standards will change the Company's treatment of foreign exchange losses, recognition of provision for aircraft maintenance and recognition and measurement of intangible assets. Under Philippine GAAP and as a matter of practice in the airline industry, the Company was recognizing provision for aircraft maintenance on an accrual basis until 1 January 2003, the effective date of SFAS 37/IAS 37. SFAS 37/IAS 37 precludes the recognition of such cost as a liability unless the following conditions are met: (1) there is a legal or constructive obligation as a result of past events; (2) it is probable that an outflow of resources will be required to settle the obligation; and (3) a reliable estimate can be made of the obligation. Further under Philippine GAAP, the Company was able to capitalize its foreign exchange losses, whereas under SFAS 21/IAS 21, effective from 1 January 2005, any undepreciated capitalized foreign exchange losses will be adjusted against the Company's retained earnings and prior years' financial statements will be restated to reflect this. This change of accounting standard will result in a reduction of previous years' retained earnings and stockholders' equity. As at 31 March 2004, the Company's consolidated undepreciated capitalized foreign exchange losses were ₱8.4 Billion. However, the effect on retained earnings will be reduced to the extent that the Company can capitalize the interest differential component of capitalized foreign exchange losses representing borrowing costs in accordance with SFAS/IAS21. In addition, SFAS 38/IAS 38, effective from 1 January 2003, requires that expenditures on research, start-up, training, advertising and relocation be expensed as incurred, whereas under Philippine GAAP, they could be deferred as pre-operating expenses.

EXCHANGE RATE FLUCTUATIONS

The revenues of the Group are predominantly denominated in Pesos, while certain expenses, specifically debt obligations, are denominated in currencies other than Pesos. Accordingly the Group is exposed to fluctuations in the Peso to US dollar exchange rate. A depreciation of the Peso against the US dollar will increase the amount of Peso revenue required to service US dollar-denominated debt obligations.

USE OF PROCEEDS

The Company expects to raise net proceeds of approximately ₱847,896,750 from the Offer after deducting all pertinent expenses related to the issuance of the Preferred Stock. The Company intends to use the proceeds for general corporate purposes (without specific allocation and with no particular order of priority), and to augment its working capital funds. In general, the Company intends to deploy the proceeds of the Offer in the most efficient manner possible consistent with its overall financial strategy of continually reducing capital costs.

The Company had outstanding short-term debts amounting to ₱11.0 Billion as of March 31, 2004. These short-term debts generally have maturities of one (1) year. These debts were obtained from various local banks and carry interest at prevailing market rates ranging from 7.5% to 9.125%. The Company also had approximately ₱62.0 Billion in outstanding long-term debts, 91% of which were denominated in foreign currency. A portion of the proceeds of the Offer may be used to refinance some of the Company's outstanding debts, including a maturing obligation of US$33.0 Million in September 2004.

THE COMPANY

JG Summit Holdings, Inc., which is controlled by the Gokongwei family, was incorporated in November 1990 as the holding company for a group of companies with substantial business interests in branded consumer foods, agro-industrial and commodity food products; telecommunications; banking and financial services; petrochemicals; air transportation; property development and hotel management; and textiles. In addition, the Company has business interests in other sectors, including power generation, printing and insurance.

The Company conducts business throughout the Philippines, but primarily in and around Metro Manila and in the regions of Visayas and Mindanao. The Company also has branded foods businesses in the People's Republic of China ("PRC") and in the Association of Southeast Asian Nations ("ASEAN") region and an interest in a property development business in Singapore.

The Group was founded in the mid-1950s when Universal Corn Products, Inc. was established to operate a cornstarch plant in Metro Manila. Since then, the business of the Group has diversified and expanded substantially, primarily through the reinvestment of internally generated funds. Based on its revenues for the year ended 31 December 2003, the Company is one of the largest and most diversified conglomerates within the Philippines. The Company was listed on the PSE in 1993 and trades under the symbol "JGS".

The Company provides members of the Group with certain corporate center services including corporate finance, corporate planning, procurement, human resources, legal and corporate communications. Through JGSHI, members of the Group are able to capitalize on intra-group synergies and exploit the Company's invaluable market expertise in the Philippines.

GROUP ORGANIZATIONAL STRUCTURE

The simplified organizational structure of the Group including its principal subsidiaries and affiliates as at 31 March 2004 is set out in the chart below.



JG SUMMIT HOLDINGS, INC.
Branded Consumer Foods, Agro-Industrial & Commodity Food Products
Property Development and Hotel Management
Telecommunications
Universal Robina Corporation (86.1%)
Robinsons Land Corp. (91.9%)
United Industrial Corp. (25%)
Digital Telecommunications Phils., Inc. (49%)
Digital Mobile Phils. (100%)
Supplementary Businesses
Air Transportation
Petrochemicals
International Capital & Financial Services
Textiles
Premiere Printing Company, Inc. (100%)
Cebu Air, Inc. (100%)
JG Summit Petrochemicals Corp. (82.3%)
JG Offshore Subsidiaries (100%)
Litton Mills, Inc. (100%)
First Private Power Corporation (20%)
JG Summit Capital Services Corp. and subsidiaries (100%)
Unicon Insurance Brokers Corp. (100%)
Robinsons Savings Bank (100%)
Westpoint Industrial Corp. (100%)
Express Holdings, Inc. & subsidiaries (100%)
Teral Industrial Corp. (100%)
Summit Forex Brokers Corp. (100%)

United Industrial Corporation, Ltd. is classified under the Company's Property Development and Hotel Management business segment. However, UIC's financial contribution is incorporated under the International Capital and Financial Services business segment.

CONTRIBUTION BY BUSINESS SEGMENT

The industry segments in which the Company and its subsidiaries and affiliates operate are summarized in the chart below.

The following table sets out the breakdown of the Company's consolidated revenues by industry segments.

Consolidated Revenues by Industry Segment	Years ended 31 December (Audited)				Three month periods ended 31 March (Unaudited)			
	2002		2003		2003		2004	
(in ₱ Millions)	₱	%	₱	%	₱	%	₱	%
Food, agro-industrial and commodity food products	21,152	44	23,415	43	6,060	47	6,388	45
Telecommunications	5,603	12	6,471	12	1,291	10	1,748	12
International capital and financial services	5,319	11	4,920	9	1,062	8	1,065	7
Petrochemicals	4,349	9	6,713	12	1,425	11	1,662	12
Air transportation	5,158	11	6,092	11	1,382	11	1,795	13
Property development and hotel management	3,853	8	4,103	8	927	7	1,003	7
Textiles	2,175	5	2,036	4	477	4	531	4
Other supplementary businesses	688	1	161	0	174	1	37	0
Total	48,297	100	53,910	100	12,778	100	14,229	100

The following table sets out the breakdown of the Company's consolidated net income (including minority interests) by industry segments.

Consolidated Net Income/ (Loss) By Industry Segment	Years ended 31 December (Audited)				Three month periods ended 31 March (Unaudited)			
	2002		2003		2003		2004	
(in ₱ Millions)	₱	%	₱	%	₱	%	₱	%
Food, agro-industrial and commodity food products	1,112	45	1,218	57	462	50	475	100
Telecommunications	56	2	(630)	-30	(87)	-9	(149)	-32
International capital and financial services	1,532	32	896	42	508	55	(171)	-36
Petrochemicals	(677)	-27	(98)	-5	(47)	-5	(27)	-6
Air transportation	25	1	12	1	(81)	-9	92	19
Property development and hotel management	55[illegible]	22	663	31	167	18	250	53
Textiles	(84)	-3	71	4	8	1	3	1
Other supplementary businesses	(41)	-2	3	0	(10)	-1	2	0
Total	2,476	100	2,135	100	921	100	474	100

The following table sets out the breakdown of the Company's consolidated total assets by industry segments.

Consolidated Assets By Industry Segment	Years ended 31 December (Audited)				Three month periods ended 31 March (Unaudited)			
	2002		2003		2003		2004	
(in ₱ Millions)	₱	%	₱	%	₱	%	₱	%
Food, agro-industrial and commodity food products	33,875	23	44,088	25	35,106	24	44,215	26
Telecommunications	40,989	28	46,170	27	42,746	29	47,256	28
International capital and financial services	32,504	22	44,315	26	29,665	20	39,321	23
Petrochemicals	11,273	8	11,868	7	11,641	8	11,833	7
Air transportation	2,239	2	2,012	1	4,285	3	2,333	1
Property development and hotel management	18,542	13	20,937	12	18,748	13	21,854	13
Textiles	3,638	3	3,408	2	3,387	2	3,195	2
Other supplementary businesses	1,602	1	423	0	1,489	1	398	0
Total	144,662	100	173,219	100	147,067	100	170,406	100

The following table sets out the breakdown of the Company's consolidated liabilities (including minority interest in consolidated subsidiaries and share of minority interest in net assets) by industry segments.

Consolidated Liabilities By Industry Segment	Years ended 31 December (Audited)				Three month periods ended 31 March (Unaudited)			
	2002		2003		2003		2004	
(in ₱ Millions)	₱	%	₱	%	₱	%	₱	%
Food, agro-industrial and commodity food products	16,439	19	26,155	23	17,134	19	25,760	23
Telecommunications	35,490	40	41,301	36	37,264	41	42,537	38
International capital and financial services	12,318	14	28,824	25	9,868	11	23,975	21
Petrochemicals	11,401	13	5,690	5	11,526	13	5,682	5
Air transportation	1,559	2	1,319	1	2,885	3	1,539	1
Property development and hotel management	8,183	9	10,037	9	8,222	9	10,704	10
Textiles	1,617	2	1,316	1	1,348	2	1,101	1
Other supplementary businesses	1,675	2	350	0	1,614	2	326	0
Total	88,682	100	114,992	100	89,860	100	111,624	100

BRANDED CONSUMER FOODS, AGRO-INDUSTRIAL AND COMMODITY FOOD PRODUCTS

The Company operates its food business through URC and its subsidiaries. URC has been listed on the PSE since 1994 and trades under the symbol "URC". As at 31 March 2004, the Company, directly and indirectly, owned approximately 86% of URC's outstanding common stock with the remaining shares being held by the public. URC is one of the largest branded food companies in the Philippines. It was founded in 1954 when Mr. John Gokongwei, Jr. established Universal Corn Products, Inc., a cornstarch manufacturing plant, in Pasig, Metro Manila. URC is involved in a wide range of food businesses. In 2000, URC acquired a majority stake in food manufacturing and distribution companies operating in the PRC and ASEAN region from Hongkong Peggy Foods and Pan Pacific Investment Pte. Ltd., related parties of the Group. (See Note 8 to the Audited Consolidated Financial Statements of the Company as at and for the years ended 31 December 2002 and 2003.) Subsequently, URC expanded its international branded consumer food operations.

URC operates its food business through operating divisions and wholly or majority-owned subsidiaries or joint ventures that are organized into three core business segments:

(i) Branded Consumer Foods ("BCF"), which manufactures and distributes, in the Philippines and other countries in Asia, a diverse mix of snacks, chocolates, candies, biscuits, beverages, noodles and pasta and tomato-based products;

(ii) Agro-Industrial, which operates three divisions engaged in hog and poultry farming, the production and distribution of animal health products, and the manufacture and distribution of animal feeds and soya products; and

(iii) Commodity Foods, which engages in sugar milling and refining, flour milling and the manufacture and distribution of bulk pasta.

URC is also involved in the packaging business through its packaging division, which manufactures bi-axially oriented polypropylene ("BOPP") film primarily used in the packaging industry.

URC generated ₱6.39 Billion in net sales in the three-month period ended 31 December 2003. The revenue contribution of each of the core business segments to URC's consolidated revenues for the period ended 31 December 2003 was: BCF 76%; Agro-Industrial products 14%; and Commodity Food Products 10%.

The Group owns 49.0% of the common shares and 100% of the preferred shares issued by URC International Company Limited ("URC International"), representing approximately 77.0% of URC International's issued equity capital.

Selected Financial Information

The following table sets out selected consolidated financial information of URC as of and for the periods indicated.

	Years ended and as at 30 September (Audited)		Three month periods ended and as at 31 December (Unaudited)	
(in ₱ Millions)	2002	2003	2002	2003
Income Statement Data				
Net sales and services	21,152	23,415	6,060	6,388
Cost of sales and services	15,658	17,372	4,255	4,663
Operating expenses	3,750	4,555	945	1,083
Income from operations	1,744	1,488	860	642
Net income	1,255	1,414	533	552
Balance Sheet Data				
Total assets	33,883	42,556	35,112	44,215
Total liabilities	13,017	20,573	13,640	21,632
Minority interest in consolidated subsidiary	1,195	1,160	1,197	1,154
Stockholders' equity	19,671	20,823	20,275	21,429
Total liabilities and stockholders' equity	33,883	42,556	35,112	44,215

BRANDED CONSUMER FOODS

BCF, which includes URC's packaging division, was established in the 1960s and is URC's largest business segment. The BCF Division is split further into two sub-divisions, snacks and grocery. In the period ended 31 December 2003, BCF, including the packaging division, accounted for approximately ₱4.9 Billion or 78% of URC's net sales, with 78% of its revenue being derived from the snacks division and 22% from the grocery division, including the packaging division. BCF's revenue represented approximately 34% of JGSHI's total consolidated revenue.

Products

URC was one of the first Filipino manufacturers of BCF products, including snack foods, granulated coffee and pre-mixed coffee and chocolates. Many of URC's products such as Jack `n' Jill and Maxx are now considered household names, as well as being market leaders in their respective markets. The BCF business segment manufactures and distributes a diverse mix of snack, chocolate, candy, biscuit, beverage, noodles and pasta and tomato-based products.

The following table sets out BCF's principal product categories according to net sales and the percentage contribution of each product category to total net sales of URC for the years ended 30 September 2002 and 2003 and three-month periods ended 31 December 2003.

	Years ended 30 September				Three month period ended 31 December	
	2002		2003		2003	
(in ₱ Millions)	₱	% to total net sales	₱	% of total net sales	₱	% of total net sales
Snacks	3,972	19	4,187	18	1,216	19
Chocolates	1,304	6	1,672	7	365	6
Candies	3,288	16	4,025	17	1,120	18
Biscuits	3,231	15	3,506	15	1,095	17
Beverages	666	3	653	3	201	3
Non-snacks	2,163	10	2,278	10	536	8
Tomato-based	467	2	452	2	136	2
Total	15,091	71	16,773	72	4,669	73

BCF Division continuously seeks to improve its existing products and develop new products for existing and new product ranges. Its strategy is to increase its market share and compete with market leaders by offering innovative products, value pricing and attractive sales opportunities for distributors and agents. In particular, BCF's grocery division intends to focus on the non-carbonated beverage market, including granulated coffee, bottled and cupped distilled and mineral water and juice drinks. Non-carbonated beverage production facilities, to be located outside of Metro Manila, are scheduled to commence operations in mid-2004 following an investment of ₱700 Million. Its affiliate, JG Summit Petrochemicals Corporation, offers important synergies for the development of this product range.

Production Facilities

URC's branded consumer foods division has 12 manufacturing facilities and 15 warehouses in the Philippines and 5 manufacturing facilities and 13 warehouses outside the Philippines. The beverage plant will add an additional domestic manufacturing facility. The average capacity utilization of BCF's domestic and international manufacturing facilities in the period ended 31 December 2003 was approximately 45%-74% and 51.45%, respectively. New lines will be added by BCF to some of its domestic manufacturing facilities during 2004 to increase confectionary production capacity and produce new segments in the candies category, including gelatine, snacks and dragees.

URC seeks to strengthen its market position in the BCF business by developing new and existing products, production processes and equipment. In the period ended 31 December 2003, URC spent ₱5.0 Million on research and development of its domestic operations. This is compared to ₱5.4 Million and ₱1.6 Million for the period ended 31 December 2002 and 2001, respectively.

Distribution, Sales and Marketing

In the Philippines, URC's BCF division has a nationwide distribution network for its products. It sells its products primarily to supermarkets, as well as directly to top wholesalers, large convenience stores and two types of sub-distributors, large-scale trading companies and independent business managers. Its distribution centers are all located near its production facilities and its products are distributed to approximately 40,000 retail outlets in the Philippines through its sales force. The division is currently reviewing its distribution network to further improve its responsiveness and effectiveness and expand its reach to more small retail stores.

URC's BCF division has established an export division to handle its export requirements. The division sells its domestically and internationally produced products, specifically in the core categories of confectionary, biscuits and snacks, directly to wholesalers, supermarkets and, in certain markets, distributors. Direct delivery sales are typically made on a cash basis, while 15 to 30 day credit terms are extended to wholesalers and supermarkets. Different distribution methods are used based on local market conditions.

URC's BCF division has a direct sales force that is located in the Philippines, Malaysia and Thailand. It also employs merchandisers/refillers in the Philippines and internationally who visit stores to ensure that its products are neatly and prominently displayed.

URC's BCF division dedicates substantial resources to advertising and promotional campaigns and market researc such that in the period ended 31 December 2003, its advertising and promotion expenses accounted for approximately 6% of its net sales, compared to 5% in the period ended 31 Decemer 2002. The increase was largely due to more aggressive advertising and promotional activity in URC's international operations. It engages in detailed market research and focuses its resources to develop advertising and promotional campaigns that are cost effective and efficient in reaching its target markets.

Joint Ventures

URC's BCF division has established joint ventures to manufacture and distribute various food products with Hunt-Wesson, Inc. (a subsidiary of ConAgra Foods Inc.) and Nissin Food Products Co., Ltd. URC has recently purchased the entire interest in its joint venture with Joyco Espana, S.A. Unipersonal, which becomes a wholly-owned subsidiary of URC. These investee companies provide it with strong brand names, such as Hunt's, Van Camp's, Swiss Miss, Knotts Berry Farm, Nissins Ramen Noodles and Nissins Cup Noodles. It also benefits from technical assistance and transfer of expertise in connection with product development and production provided by its joint venture partners.

It continues to review joint venture and acquisition opportunities to enhance or extend its existing BCF business segment as they arise.

BCF INTERNATIONAL OPERATIONS

The majority of BCF's business is conducted in the Philippines. However, in 2000, URC began to expand its BCF business more aggressively into other Asian markets, primarily through its subsidiary, URC International and its subsidiaries. In March 2000, URC International was acquired by the Group. URC owns approximately 77.0% of URC International's issued equity capital (49% of its common shares and 100% of its preferred shares) and the balance is owned, directly and indirectly, by the Gokongwei family.

Principal Products

URC's international operations include the manufacture, distribution, marketing and sales of a variety of BCF products. URC International sources its products from the URC product range and modifies them according to local market and cultural requirements. The principal URC products offered are snacks, chocolate, candies and biscuits. As far as possible, URC International aims to use the existing URC brands, however, these are also modified to local tastes where necessary. BCF's principal international operations are in Thailand, Malaysia, Indonesia, the PRC, Hong Kong and Singapore. BCF also exports its products to Japan, Korea, Taiwan, South Africa, the United States, Canada and Saudi Arabia. URC's international operations accounted for approximately 20% of URC's revenue for the period ended 31 December 2003.

Production Facilities

URC International has production facilities in Thailand, Malaysia, Indonesia and the PRC. It's production strategy is to locate facilities across the ASEAN region and in the PRC considering factors such as low tariffs, taxes, production costs and high consumer demand. The principal factors influencing production costs are the cost of raw materials, labor and taxes. URC International sells its products to the local markets and also exports them to URC's operations in other countries. In May 2003, URC announced plans to establish and operate production facilities in Vietnam at a cost of US$6 to US$8 Million. The registration papers for this new subsidiary in Vietnam were approved in December 2003. URC expects these facilities to begin production in early 2005 and the products will be sold to the domestic market.

There is a new factory building being built in Thailand that is expected to be completed in September 2004. This building is going to house URC's new biscuit line that is expected to arrive in October 2004.

URC plans to add a new snack line to its production facilities in Malaysia and add a second facility to its operations in Indonesia to meet increased demand for its products. Unused lines from its facilities in the PRC will be transferred to the new facility in Indonesia.

Distribution, Sales and Marketing

With the exception of its operations in Indonesia and the PRC, URC International supplies its customers through a distribution chain of wholesalers and supermarkets. Geographically, sales in Thailand account for the largest proportion of URC International's sales. In the period ended 31 December 2003, URC International had total revenues of US$23 Million (excluding intra-group sales) compared to US$20 Million for the period ended 31 December 2002 and sales (excluding intra-group sales) of US$9 Million in Thailand (excluding export sales), US$5 Million in Malaysia and US$7 Million in Indonesia. However, due to losses of US$1.2 Million incurred by its PRC operations for the period, URC International incurred a net loss of US$0.489 Million compared to a net income of US$0.254 Million for the period ended 31 December 2002.

As a result of the difficulties experienced in its PRC operations, in particular with distributors and sales agents, URC International has revised its PRC distribution and marketing strategy and is now focusing on selected key towns and cities including Shandong, Dalian, Shenyang and Harbin in the North, Dongquan, Zhongshan, Guangzhou and Fuzhou in the South, Wuhan, Chengdu and Hangzhou in Central and Nanjing in the East. URC International has also focused on product development to cater better to local tastes. All sales in the PRC are made on a cash only basis.

In the period ended 31 December 2003, intra-Group sales amounted to US$4 Million of URC International's revenue. Such sales were priced on a cost plus fixed margin basis.

URC International has sales and marketing personnel in Thailand, Malaysia, Indonesia, Hong Kong, Singapore and the PRC and in the period ended 31 December 2003, its advertising expenses accounted for approximately 10.22% of net sales.

AGRO-INDUSTRIAL PRODUCTS

URC's agro-industrial business is conducted through three divisions: Robina Farms, Robichem and Universal Corn Products ("UCP"). URC's agro-industrial business segment had net sales of approximately ₱872 Million for the period ended 31 December 2003, approximately the same level as the previous year. Growth in revenues was constrained by increased animal mortality and declining prices due to an increase in imports. Robina Farms' business consists of breeding and growing hogs and broiler and layer chicks. Robichem manufactures and sells its own animal health products such as vitamins and pharmaceuticals, and distributes veterinary products for third parties. UCP produces and sells animal feed and soya products.

The following table sets out URC's agro-industrial principal product categories according to net sales and the percentage contribution of each product category to total net sales of URC for the years ended 30 September 2002, 2003, and period ended 31 December 2003.

	Years ended 30 September				Three month period ended 31 December	
	2002		2003		2003	
(in ₱ Millions)	₱	% to total net sales	₱	% of total net sales	₱	% of total net sales
Day-old chicks	418	2	416	2	163	3
Hogs	1,221	6	1,121	4	327	5
Animal health	188	1	194	1	31	-
Animal feeds	1,126	5	1,133	5	314	5
Soya	61	-	178	1	37	1
Total	3,014	14	3,042	13	872	14

Production Facilities

URC's agro-industrial division has 16 manufacturing facilities, all of which are located in the Philippines. Except for two facilities, URC owns all of its manufacturing facilities, including the land on which they are located.

Disease is a significant risk to the animals bred by URC and is one of the principal factors influencing the price and availability of its animals. In the past, outbreaks of foot and mouth disease have killed significant numbers of hogs and layer chicks. To reduce the incidence and effect of disease, it has established a diagnostic laboratory to monitor continually the health of its hogs and chicks. During 2004, it aims to reduce the mortality rate of its hogs and chicks from 25% to 12.5%. It regularly vaccinates its hogs and chicks and, for the prevention of foot and mouth disease, vaccinates animals with hooves in the areas surrounding its farms. The Company believes that the incidence of disease in its facilities is comparable to its competitors. The division also imposes a strict bio-security system and maintains high health and hygiene standards at its farms.

Its chicken farms' capacity is approximately 425,000 parents, which produce approximately 14 to 15 million broiler chicks and approximately 6 to 8 million layer chicks per year. The market for chicks is cyclical and during 2003 the price fell due to over-supply. URC believes, however, that

the market will recover during 2004. Consequently, it has invested ₱80 Million to improve its production facilities in 2004. Its hog farming production capacity is approximately 246,000 hogs per year.

Its animal feed mills in Manila and Cebu have a total milling production capacity of 850 and 50 metric tons per day, respectively.

Distribution, Sales and Marketing

The division's distribution channels depend on the particular product. Distribution channels include direct sales, sales through dealers, truck and air delivery to purchasers, customer pick-ups and nationwide distribution networks.

The division has sales offices in Metro Manila and Cebu that focus on servicing its agro-industrial customers. URC's agro-industrial sales team is organized by customer type.

It maintains a number of ongoing marketing programs designed to build customer loyalty. To support its animal health products, the division provides in-store promotions and hosts seminars for end-users of its products and advertises its products in trade journals and other local publications.

COMMODITY FOOD PRODUCTS

URC's commodity food products business segment is conducted through its wholly-owned subsidiary Universal Robina Sugar Milling Corporation, its 94% owned subsidiary Southern Negros Development Corporation and its flour division, Continental Milling Company. URC's commodity food products business segment had net sales of ₱625 Million for the period ended 31 December 2003 compared to ₱654 Million for the period ended 31 December 2002. URC's commodity food products business segment's net sales represented approximately 4.3% of the JGSHI's total consolidated revenue. URC's commodity food products business includes sugar milling and refining, flour milling and pasta manufacturing.

The following table sets out URC's principal commodity food products and services according to net sales and the contribution of each commodity food product to total net sales of URC for the years ended 30 September 2001, 2002 and 2003.

	Years ended 30 September				Three month period ended 31 December	
	2002		2003		2003	
(in ₱ Millions)	₱	% to total net sales	₱	% of total net sales	₱	% of total net sales
Sugar milling and refining	610	3	623	2	164	3
Flour milling	1,475	7	1,574	7	424	7
Pasta manufacturing	164	1	141	1	37	1
Total	2,249	11	2,338	10	625	11

Production Facilities

URC's commodity food products division has six manufacturing facilities, all of which are located in the Philippines.

In the period ended 31 December 2003, URC processed approximately 687 thousand bags of raw sugar cane for its own use and for third parties and refined approximately 62 thousand bags of raw sugar. As at 31 Decmber 2003, URC's raw sugar production accounted for approximately 1.6% of the total Philippine raw sugar production for the 2002-2003 crop year. In the period ended 31 December 2003, URC's flour division produced approximately 42,288 metric tons of flour. Approximately 8% of the flour production is sold for use in URC's pasta business. UCP purchased 97% of URC's flour milling by-products. In the period ended 31 December 2003, URC produced approximately 4,238 metric tons of pasta.

URC's sugar cane milling, raw sugar refining and flour milling facilities had a rated capacity of 17,000 metric tons per day, 14,500 bags per day and 1,000 metric tons per day, respectively, as at 31 December 2003.

Given the age of its flour mills, URC's flour division has decided to invest ₱900 Million for a new mill in Pasig. The total capital expenditure required for maintenance of existing mills during 2003 was ₱241 Million.

Distribution, Sales and Marketing

URC's sugar division's distribution channels include customer pick-up from mills, refineries and warehouses as well as deliveries using transportation channels.

URC's sugar division sells raw and refined sugar and molasses to its BCF division, traders, industrial users and supermarkets. Approximately 57% of URC's mill share sugar is sold to the BCF division and the remainder to traders, industrial users and other commercial sales. URC's sugar division also accepts planter share raw sugar from traders for processing into refined sugar. URC's flour division sells flour and flour milling by-products principally to dealers and to UCP. Its hard flour is used to make pasta and breads and is sold principally under the Globe brand name. Soft flour is used to make biscuits and is sold principally under the White Rose brand name. URC's flour division sells pasta in bulk to its branded consumer foods business segment, dealers, food outlets and pasta processors. Approximately 42.4% of the flour division's pasta is sold to its BCF division.

PACKAGING

URC's, packaging division (URC-PD) manufactures and sells a variety of commodity and specialty films, which are BOPP-based. In the period ended 31 December 2003, URC-PD produced approximately 3,785 metric tons of BOPP films. URC's packaging division had net sales of ₱222 Million for the period ended 31 December 2003 compared to ₱335 Million for the period ended 31 December 2002.

Products and Raw Materials

Commodity films include plain films, laminating films and tape films. Specialty films include matt, pearlised, white opaque, metallizable, heat seal, cigarette and thin-gauge films. These films are mostly printed on and converted by its customers into flexible packaging for a wide variety of consumer products, including snack foods, candies, chocolates and gift-wraps and provide printability, visual appeal and protection from the effects of moisture and light.

URC's BOPP plant is located in Batangas and commenced operations in 1998. URC-PD purchases approximately 86% of the propylene used to manufacture BOPP from JGSPC at market price.

TELECOMMUNICATIONS

The Company, through its subsidiary DIGITEL, provides voice and data services through wireless and wireline technology in the Philippine telecommunications industry.

Established in 1987, DIGITEL is approximately 47% and 9% owned by the Company and TeliaSonera AB of Sweden, respectively. DIGITEL has been listed on the PSE since 1996 and trades under the symbol "DGTL". DIGITEL primarily engages in fixed line, domestic and international data transmission and internet services, and cellular mobile telecommunications. DIGITEL's cellular mobile telephone service commenced operations on 29 March 2003. For the year ended 31 December 2003 and the three month period ended 31 March 2004, DIGITEL had revenues of ₱6.5 Billion and ₱1.8 Billion, respectively, which represented approximately 12% of the Company's total consolidated revenue in the respective periods and a net loss of ₱530 Million and a net income of ₱5.3 Million, respectively.

On December 8, 2003, DIGITEL issued Zero Coupon Convertible Bonds Due 2013 with face value of US$ 31.1 Million and issue price of US$10.0 Million. As of December 31, 2003, the outstanding balance of the Bonds amounted to US$10.2 Million or ₱566.6 Million.

Selected Financial Information

The following table sets out selected consolidated financial information of DIGITEL as at and for the periods indicated.

	Years ended and as at 31 December (Audited)			Three month periods ended and as at 31 March (Unaudited)	
(in ₱ Millions)	2001[1]	2002[1]	2003	2003	2004
Income statement data:					
Net operating revenues	6,517	5,601	6,471	1,292	1,756
Cost and Expenses	5,162	4,567	7,000	1,269	1,751
Income/(loss) from operations	1,355	1,034	(530)	23	5
Other charges – net	(1,271)	(1,109)	(998)	(279)	(322)
Net income (loss)	78	(106)	(1,262)	(174)	(299)
Balance sheet data:					
Total assets	36,038	41,180	46,336	42,737	47,256
Total liabilities	24,913	30,162	36,580	31,892	37,799
Stockholders' equity	11,125	11,019	9,756	10,845	9,457
Total liabilities and stockholders' equity	36,038	41,180	46,336	42,737	47,256

(1) 2001 and 2002 income statement and balance sheet figures as restated.

FIXED LINE

For the year ended 31 December 2003, the fixed line business accounted for ₱5.1 Billion or 79% of DIGITEL's total revenue, while in the three months ended 31 March 2004, it accounted for ₱1.3 Billion or 73% of DIGITEL's total revenues. Despite an increase in domestic and international in-payment revenues, fixed line revenues declined as a result of (i) decreasing subscription to postpaid plans due to conversion to prepaid from postpaid coupled with the reduction of installation charges, (ii) increased access charges levied by a major local carrier, (iii) declining domestic toll traffic due to the growing popularity of the short messaging service as an alternative to voice, and (iv) increased competition from cellular companies offering lower international call charges.

Franchise and Authority

Under the Philippine Constitution, franchises for the operation of public utilities, which include telecommunication services, can only be granted to citizens of the Philippines or to corporations at least 60% of the capital stock of which is owned by Philippine citizens. Congressional franchises are subject to amendment, alteration or repeal by the Philippine Congress. On 17 February 1994, the Philippine Congress, through Republic Act No. 7678, granted DIGITEL the right to construct, maintain and operate telecommunications systems, including a telephone service, throughout the Philippines for a period of 25 years. DIGITEL was also required to obtain a Certificate of Public Convenience and Necessity ("CPCN") from the National Telecommunications Commission ("NTC") in order to exercise its rights under the franchise. Pending the issuance of a CPCN, the NTC issued a provisional authority ("PA") allowing DIGITEL to commence operations. DIGITEL obtained various PAs which allowed it to operate an international gateway facility in Binalonan, Pangasinan, local exchanges in Regions I to V, Quezon City, Valenzuela and Malabon in Metro Manila and the Province of Tarlac and a second international gateway facility in Quezon City. On 22 July 2002, NTC granted DIGITEL a CPCN to install, operate, maintain and develop (i) telecommunication facilities in Regions I to V, (ii) telephone systems, networks and services pursuant to its roll-out plan in Quezon City, Valenzuela City and Malabon in Metro Manila and the Province of Tarlac, and (iii) international gateway facilities in Binalonan, Pangasinan and Quezon City in the National Capital Region.

Network

DIGITEL is the second largest provider of fixed lines in the Philippines in terms of subscribed lines, after Philippine Long Distance Telephone Company ("PLDT"), with a national market share of 12%. As at 31 March 2004, DIGITEL telephones were available in 265 towns and cities through 673 regional and local exchanges throughout Luzon, excluding Metro Manila. DIGITEL is the market leader in Luzon with a market share of approximately 43% as at 31 March 2004 in terms of lines in service. DIGITEL has 628,339 installed lines system-wide and a subscriber base of approximately 414,000 net active lines, with an annual growth rate of approximately 4.7%.

DIGITEL began operating a broadband backbone transmission network that was completed in 2003 at a cost of approximately US$23 Million. Currently, this network is being used to complement the existing backbone transmission network in the Luzon region and is supporting various multimedia and broadband services including voice and data transmission, internet, TV and video, and its CMTS.

Services and Revenues

DIGITEL's voice products and services include the provision of local call, national and international toll services, enhanced by DIGITEL's suite of value-added services, payphones and pre-paid phone cards. DIGITEL began offering a fixed line text messaging service in February 2004.

For national calls, DIGITEL pays interconnection fees to other providers for calls terminating in their network and hauling fees for calls passing through other networks to the terminating network. These fees are negotiated between telecommunication service providers. However, the NTC may mediate between providers or determine such fees if providers fail to come to an agreement. DIGITEL also has agreements with international telecommunications operators including AT&T and Sprint under which the international operators pay DIGITEL fees for incoming calls and *vice versa* for outgoing calls.

DIGITEL's operating revenues are primarily derived from fixed monthly service charges and international inbound calls. DIGITEL offers two local service packages: the metered package offering low monthly service charges and charges for local calls; and the non-metered package offering a higher monthly service charge and free local calls. More than 72% of its customers have subscribed to the metered package as the non-metered package results in higher monthly service charges. From DIGITEL's subscriber base of approximately 414,000, 23% of subscribers generate average monthly revenues of approximately ₱3,200 per unit and 77% generate average monthly revenues of approximately ₱900 per unit. Pre-pay packages are also available with no monthly service charge and they generate an Average Monthly Revenue of approximately ₱450 per unit. Telecommunications service providers in the Philippines are required to submit call charge ranges to the NTC and each provider may set its charges within the approved range. In the year ended 31 December 2003, monthly fixed charges accounted for approximately 34% of total revenue for DIGITEL's fixed line business and for the three month period ended 31 March 2004, they accounted for approximately 34% of total revenue for DIGITEL's fixed line business.

DIGITEL's international long distance business accounted for 37% of its total fixed line revenue in the year ended 31 December 2003, substantially the same as the previous year, consisting of 2% for outbound calls and 98% for inbound calls. For the three month period ended 31 March 2004, it accounted for 40% of its total fixed line revenue, consisting of 3.5% for outbound calls and 96.5% for inbound calls.

The following table sets out the principal components of DIGITEL's fixed line gross revenues and their respective contributions to fixed line gross revenue for the periods indicated.

	Year ended 31 December 2003		Three month period ended 31 March 2004	
Charge	Gross revenue (in ₱ Millions)	% of total gross revenue (%)	Gross revenue (in ₱ Millions)	% of total gross revenue (%)
Monthly service charges	1,726	34%	447	34%
Local call charges	354	7%	44	3%
National call charges				
Inbound	446	9%	106	8%
Outbound	553	11%	135	10%
International call charges				
Inbound	1920	37%	512	40%
Outbound	30		18	2%
Internet	115	2%	35	3%
Total	5,144	100%	1,298	100%

Total billed minutes in the three month period ended 31 March 2004 amounted to 0.56 billion. Total billed minutes in the year ended 31 December 2003 amounted to 2.2 billion.

DATA TRANSMISSION AND INTERNET SERVICES

In 1999, DIGITEL began offering corporate customers and consumers, access to international and domestic high-speed data transmission and internet services through its wholly-owned subsidiary, Digitel Information Technology Services, Inc. ("DITSI"). In March 2002, DIGITEL decided to integrate the operations of DITSI into its own and as a result a new division named DigitelOne was created. Since June 2002, when the integration was completed, DIGITEL offered its data transmission services through this division. DigitelOne operates under the franchise and PAs granted to DIGITEL described above. DigitelOne currently offers data communications services throughout Luzon, in the National Capital Region (NCR), the Visayas, and Mindanao.

Network and Services

Data transmission is effected through lines leased to customers, frame relays, asynchronous transfer mode (ATM) and Internet Protocol networks. As at 31 March 2004, approximately 6,402 circuits were in place with 4,224 being used by 135 corporate accounts for high-speed data transmission and internet services. DIGITEL continues to expand its current network facilities by expanding its current capacity and adding more than 30,000 circuits in Luzon and 7,500 circuits in Metro Manila through its Luzon broadband and Makati Fiber Loop Access Network (MFLAN) projects. DIGITEL's expansion projects strengthen its transmission coverage throughout the country, thereby ensuring reliable and efficient nationwide connectivity to major metropolitan business and commercial districts.

In December 2000, Asia Global Crossing and DIGITEL formed a joint venture, DIGITEL Crossing, to improve international broadband connectivity in the Philippines. DIGITEL Crossing built the second physical landing station in the country that connects DIGITEL's Luzon broadband backbone with Asia Global Crossing's pan-Asian network linking the Philippines directly with more than 200 major cities in 27 countries worldwide through Asia Global Crossing's and Global Crossing's networks. In addition, in October 2002, DIGITEL established a point of presence in the United States providing a direct connection between the United States and the Philippines for International Private Leased Circuit (IPLC) services and internet hubs, connecting DIGITEL to major IP ports such as AT&T, Sprint and UUNET. Furthermore the link provides an end-to-end connectivity for subscribers of internet facilities in the Philippines. The project will increase access to international capacities by more than 13,200 circuits. Substantially all of Asia Global Crossing's operating subsidiaries were acquired by Asia Netcom, a company organized by China Netcom on behalf of a consortium of investors in March 2003. Asia Netcom continued the joint venture with DIGITEL on substantially the same terms. DIGITEL is currently in discussions with Asia Netcom regarding its capacity purchase commitment under the joint venture obligation that currently amounts to US$18 Million.

NetDirect is DIGITEL's dial-up internet service that provides dial-up services to approximately 20,000 users as at 31 March 2004. DIGITEL also offers an Asymmetric Digital Subscriber Line ("ADSL") service to both business and high-end residential markets. As at 31 March 2004, 834 users have subscribed to DIGITEL's ADSL services.

Revenue and Subscribers

In the year ended 31 December 2003, data transmission and internet services accounted for ₱349.5 Million or 5% of DIGITEL's total revenue. DigitelOne incurred a net income of ₱30 Million, largely due to increased financing charges. In the three month period ended 31 March 2004, DigitelOne contributed ₱93.1 Million or 5% of DIGITEL's total revenue. For the same period, DigitelOne's net income was ₱38.5 Million.

As a result of competition from other data transmission and internet service providers, subscriber charges have declined at a rate of approximately 25% per annum for the last three years and customers are willing to sign contracts for a maximum period of one year only. In order to increase the number of subscribers, DigitelOne has undertaken marketing activities aimed specifically at industrial parks and call centers that have increasing demand for these services.

CELLULAR MOBILE TELECOMMUNICATIONS

In 2000, the NTC granted DIGITEL a provisional authority ("PA") authorizing it to construct, install, operate and maintain a nationwide cellular telephone system ("CMTS") using the global system for mobile communication ("GSM") and/or code division multiple access technology until 7 February 2005. On 18 September 2001, Digitel Mobile Philippines Inc. (DMPI) was incorporated to provide basic and enhanced wire and wireless public and private telecommunication services. On 11 December 2002, Republic Act No. 9180 was signed into law granting DMPI a franchise to construct, install, establish, operate and maintain wire and/or wireless telecommunication systems throughout the Philippines. The NTC approved the assignment of the PA to DMPI on 28 August 2003. The Government allocated DIGITEL 15 MHz of frequency in the 1800 MHz band. Before the PA expires, DIGITEL will apply with the NTC for a permanent CPCN or an extension of the PA to operate a nationwide CMTS. The grant of the CPCN is dependent on DIGITEL having complied with the roll-out commitments it made to the NTC when it obtained the PA. DIGITEL believes that it has complied with these commitments. See section on "Risk Factors - Philippine Regulations". DIGITEL provides its cellular telephone services under the "Sun Cellular" brand through DMPI.

Network and Funding

DIGITEL's nationwide GSM 1800 mobile communications network is being installed by Alcatel and Ericsson. Pursuant to agreements signed in 2001 and 2003, respectively, Alcatel is providing the network infrastructure and is responsible for rolling-out the network in Metro Manila and Luzon, while Ericsson is providing this in the Visayas and in Mindanao. After completion of all four phases of the network roll-out, the network will be designed to support up to 2 million subscribers, a text messaging service and general packet radio services ("GPRS"). Phases one and two are substantially complete and will add 681 cell sites to the network at a cost of US$250 Million. Phases three and four are scheduled to be completed in the fourth quarter of 2004 and will increase the total cell sites to over 1,300 at a total cost of US$242 Million. Approximately 50% of the total project cost for phases one to four will be financed by the Group while the remaining 50% will be financed by international financial institutions and export agencies.

Services and Revenue

DIGITEL's GSM 1800 network offers wireless local and long distance voice, data and other value added services. DIGITEL has entered into interconnection agreements with major fixed line and wireless operators in the Philippines and international roaming agreements with approximately 115 operators in 61 destinations as of 31 March 2004.

DIGITEL markets its wireless services directly through its own dedicated sales team, independent dealers and distributors, and through its business centers or "Sun Shops". There are currently 30 Sun Shops operating nationwide as of 31 March 2004, and DIGITEL expects this number to increase to around 35 by the end of 2004. DIGITEL currently employs 21 active distributors and 9 dealers that distribute its services to over 12,000 outlets and it expects to employ approximately 30 distributors and 9 dealers nationwide by the end of 2004.

As at 31 March 2004, DIGITEL had over 700,000 subscribers of its wireless services. DIGITEL offers pre-paid and post-paid packages and approximately 86% of customers currently subscribe to the pre-paid packages. DIGITEL aims to distinguish itself from competitors by offering price-competitive, customized packages that allow customers to choose only the services they require. Both the pre-paid and post-paid packages offer "i-Text" (for heavy text users) and "i-Speak" (for

heavy voice users) plans that offer attractive terms for customers that have an SMS ("short messaging service") or call preference. The post-paid packages generate higher revenues as a result of the monthly service charges.

In 2003, DIGITEL was able to introduce various innovations in the wireless segment such as the free call value, real-time prepaid balance inquiry, the ₱50 call card, and the lowest IDD rate at US$0.30 per minute.

In the three month period ended 31 March 2004, GSM revenues reached ₱379 Million or 22% of DIGITEL's total revenue. However, earnings before interest, tax and depreciation for the same period was negative at ₱257 Million. Cellular service revenues consist of (i) monthly recurring and toll charges for cellular services under subscription plans; (ii) revenues from the sale of cellular pre-paid cards; (iii) revenues derived from interconnection with local carriers; and (iv) revenue sharing from national or international long distance calls made through cellular phones. Based on the pre-tax cellular operating loss of ₱275 Million incurred by its cellular operations in the three-month period ended 31 March 2004, DIGITEL expects its cellular operations to incur significant losses up to 2006. This is largely due to substantial pre-operating development costs required to establish a network some time after the market leaders Smart and Globe Telecommunications established their cellular networks.

However, DIGITEL still believes that there are significant continuing opportunities in the mobile phone industry in the Philippines and it will continue to seek to offer value to its customers and exploit synergies derived within the Group, including access to the retail sector through the shopping malls owned by RLC and the established customer care services offered to fixed-line customers. Further, Sun Cellular aims to attract subscribers through the marketing of targeted subscriber packages and offering superior value products and services and customer service.

PROPERTY DEVELOPMENT AND HOTEL MANAGEMENT

The Company, through its 92% interest in RLC, engages in property development.

RLC was incorporated on 4 June 1980 and has been listed on the PSE since 1989, trading under the symbol "RLC". RLC engages in four primary types of property development:

(i) the ownership, development, leasing and management of shopping malls;

(ii) the development, sale and leasing of office and residential condominium space and middle-cost horizontal residential projects;

(iii) the development of land into residential subdivisions, the sale of subdivision lots and residential houses and the provision of customer financing for sales; and

(iv) the ownership and operation of hotels in major Philippine cities.

RLC's revenue for the three month period ended 31 December 2003 was ₱1.0 Billion and its revenue for the three month period ended 31 December 2002 was ₱0.9 Billion, which represented approximately 7% of the JGSHI's total consolidated revenues. The percentage contribution of each of RLC's principal divisions to its gross revenues for the three month period ended 31 December 2003 was as follows: shopping malls 63%; high-rise buildings 21%; housing and land development 4%; and hotels 12%.

Selected Financial Information

The following table sets out selected consolidated financial information of RLC as at and for the periods indicated.

	Years ended and as at 30 September (Audited)		Three month periods ended and as at 31 December (Unaudited)	
(in ₱ Millions)	2002	2003	2002	2003
Income Statement Data				
Gross revenues	3,853	4,103	927	1,004
Costs and expenses	3,010	3,120	665	617
Income from operations	843	983	262	385
Net income	600	721	181	272
Balance Sheet Data				
Total assets	18,542	20,937	19,019	21,854
Total liabilities	7,286	8,972	7,582	9,617
Minority interest in a consolidated Subsidiary	-	102	0	102
Stockholders' equity	11,256	11,863	11,437	12,135
Total liabilities and stockholders' equity	18,542	20,937	19,019	21,854

SHOPPING MALLS

RLC has five malls in Metro Manila and ten in the key provincial cities. Three additional commercial centers are currently under construction and are due to open in 2004.

RLC determines the viability of a potential plot of land for a new mall site based on the demographics of the area, including the size of the population, its income levels, local government, the local infrastructure, particularly accessibility by public transport, and competitive forces including existing and projected retail space and growth prospects. Once a suitable site is selected, based on the factors described above, RLC then determines the size of the mall to be constructed. RLC's shopping malls are designed in terms of location, tenant mix and services with the middle to upper middle class income groups in mind.

Management and operation of the malls are assumed by RLC's Commercial Centers Division. Some housekeeping and security functions are performed by third parties.

The following table sets out details of the shopping malls owned by RLC as at 31 December 2003.

Name, Location	Year opened	Approximate gross floor area (sq. m.)	Rent from gross leasable area (in ₱ Millions)	Occupancy rate (%)
Robinsons Galleria – Quezon City	1990	216,000	156	95%
Robinsons Place – Manila	1997	174,000	165	99%
Robinsons Metro East – Pasig	2001	121,000	55	92%
Robinsons Place – Iloilo	2001	69,300	26	81%
Robinsons Place – Imus	1998	65,400	35	99%
Robinsons Star Mills – Pampanga	2001	62,100	45	98%
Robinsons Place – Novaliches	2001	55,700	33	90%
Robinsons Place – Bacolod	1997	48,000	35	99%
Robinsons Place – Sta. Rosa, Laguna	2002	37,500	23	95%
Robinsons Place – Cebu	2000	18,000	18	95%
Robinsons Cagayan de Oro – Cagayan de Oro City	2002	18,800	3	94%
Robinsons Town Mall – Laguna	2000	9,500	4	92%
Robinsons Place Dasmarinas – Cavite	2003	38,300	5	98%
Robinsons Place Lipa – Lipa City	2003	36,500	6	95%
Robinsons Place Cainta – Cainta	2003	31,100	0	88%
Total		1,001,200	609	

The following table sets out details of RLC's current planned shopping mall developments.

Name	Location	Proposed date of completion	Estimated gross floor area (sq. m.)	Estimated gross leasable space (sq. m.)
Robinsons Place Angeles	Pampanga	Sept 2004	29,800	15,600
Robinsons Metro Bacolod	Bacolod	Oct 2004	18,600	9,500
Robinsons Place Pioneer (1)	Mandaluyong City	Oct 2004	56,100	29,800
Total			104,500	54,900

(1) *The previous mall on this site, known as Robinsons Pioneer - Mandaluyong, was demolished in March 2003.*

RLC owns all the land on which the shopping malls are located, except for Robinsons Place in Iloilo, Robinsons Cagayan de Oro and Robinsons Place Cainta.

As at 31 December 2003, the total leasable area of RLC's shopping malls was approximately 1,000,000 sq. m. and revenues from shopping malls, including parking and auxillary services, for the three month period ended 31 December 2003 amounted to ₱631 Million, which represented approximately 63% of RLC's gross revenues for that period. The mall projects under planning and development, upon expected completion in 2004, will increase RLC's total leasable space by approximately 55,000 sq. m.

Tenants

RLC controls its tenant structure so as to include an appropriate mix of tenants, both in terms of the nature of their businesses and their size, at its shopping malls. Principal anchor tenants at its malls are generally affiliates of the Group, such as Robinsons Department Store, Robinsons Supermarket, Big R Supercenter, The Handyman/Do It Best and Robinsons Movieworld. Tenants affiliated to the Group in the period ended 31 December 2003, accounted for approximately 30% of RLC's total rental income. Parties related to the Group have also been allocated between 50% and 60% of the total leasable area available in the shopping malls under development by RLC.

It is the policy of RLC that all tenancies are entered into on commercial terms and RLC considers that the current rents payable by all tenants of its shopping malls that are operational, including related parties, reflect prevailing market rents.

Tenants pay either a fixed monthly rent which is calculated by reference to a fixed sum per square metre of area leased, or pay rent on a percentage rental basis, which comprises a basic monthly amount and a percentage of gross sales or a combination of both. Percentage rents are in all cases subject to an agreed minimum gross sales-related amount.

RLC's tenancies are generally granted for a term of three years, with the exception of some of the larger tenants and related parties which are granted initial lease terms of five years, renewable on an annual basis thereafter. Ninety days notice is required of RLC's tenants for termination of their leases and a six-month deposit is paid at the commencement of the lease.

RLC may offer certain concessions, such as rent-free periods, however these are usually only to larger tenants and are granted on a case-by-case basis. Upon expiry of a lease, the rental rates are adjusted to reflect the prevailing market rates.

HIGH-RISE BUILDINGS

RLC's portfolio consists of three office tower developments, Galleria Corporate Center, Robinsons-Equitable Tower and Robinsons Summit Center and two residential condominium projects, the twin-tower Robinsons Place Residences and the Galleria Regency. RLC offers its office space and residential units for sale or lease. The high-rise buildings division also has a horizontal development called Bloomfields, a middle-cost housing project in Quezon City. The high-rise buildings division's strategy is to locate its properties close to RLC's shopping malls to take advantage of retail and other consumer synergies.

As a result of the increased demand for call centres and business process outsourcing, RLC also offers spaces configured for these purposes. Furthermore, RLC is constructing a 33,000 sq. m. office building, Robinsons Gateway Center, on the site of Robinsons Pioneer, a shopping mall demolished in March 2003, between Robinsons Metro Gateway and Gateway Place Residences. RLC plans to pre-lease portions of this building.

The following table sets out certain information regarding RLC's high-rise building projects as at 31 December 2003.

Name, Location	Year opened lease	Property type	Approximate gross floor area/ saleable area (sq. m.)	Approximate gross leasable/ saleable area [1] (sq. m.)	Occupancy rate (% leased/ sold) [1]	Ave. rate/ selling price [1] (sq. m./ mo. or million)[3]
Galleria Corporate Center [2] [5] – Quezon City	1989	Office Tower	30,000	3,580	99	350
Robinsons Equitable Tower [2] [5] - Pasig City	1999	Office Tower	82,000	12,220	97	350
Robinsons Summit Center [2] [5] - Makati	2000	Office Tower	61,000	30,900	90	300
Robinsons Place Residences [5]		Residential	80,000	50,000	90	62,000
Tower 1	2001					
Tower 2	2002					
- Manila						
Galleria Regency [3] - Quezon City	2003	Residential	66,000	13,000	60	70,000
Bloomfields [4] - Quezon City		Residential Subdivision	10,400	39,605	74	3.2

(1) The approximate gross saleable area, % sold and average selling price are in respect of Robinsons Place Residences, Galleria Regency and Bloomfields only.
(2) RLC owns a portion of the Galleria Corporate Center, Robinsons Equitable Tower, and Robinsons Summit Center. Table data represents the portions owned by RLC.
(3) This structure is composed of two distinct and independent components. At the bottom portion are the hotel floors while the 13 top floors house residential units. Table data represents the portion constructed for condominium use.
(4) This is a horizontal middle-cost housing development. The approximate gross area is 10.4 hectares and the approximate gross saleable area is 4 hectares. The average selling price is ₱3.2 Million per unit.
(5) RLC holds the legal title to portions of these buildings only.

Both Robinsons Place Residences and the Galleria Regency have an inventory of unsold two- and three-bedroom units due to the weak property market. Marketing efforts to lease the unsold units are being undertaken. As a result, RLC intends to focus on the middle-income market where demand is strong. RLC's residential developments at The Adriatico Residences, Gateway Place Residences and Fifth Ave. Place will cater to this market.

The following table sets out details of RLC's planned residential developments.

Name	Proposed date of completion	Pre-sales as at 31 December 2003 (in ₱ Millions)	% Sold (%)
Adriatico Residences (3 towers) Tower One	December 2007	1,278	88
Adriatico Residences (3 towers) Tower Two	December 2008	303	16
The Gateway Residences (4 towers) Tower One	December 2007	503	48
Fifth Avenue Place	December 2008	710	16

For the three month period ended 31 December 2003, RLC's total rental income from high-rise office buildings amounted to ₱42.1 Million and from realized sales of high-rise residential units to ₱166.6 Million, accounting for 4% and 17%, respectively, of RLC's total revenues.

RESIDENTIAL SUBDIVISION AND LOTS

In 1994, RLC entered the mass housing development segment through its wholly-owned subsidiaries, Robinsons Homes, Inc. ("RHI") and Trion Homes Development Corporation ("THDC"). These subsidiaries undertake raw land acquisition, land development, house construction, marketing, and provides in-house financing as well to its homebuyers.

RLC's mass housing developments represented approximately 4% and 5% of RLC's gross revenues and net income before income tax for the three-month period ended 31 December 2003.

Housing and Lots

The business unit develops and delivers three types of housing projects, the socialized housing selling for ₱225,000 or less, economic housing selling for ₱750,000 or less and and mid-cost housing projects which sells for up to ₱2,000,000. The Housing and Urban Development Coordinating Council recently ruled that housing bonds issued by the Home Development Mutual Fund and Home Insurance Guaranty Corporation can be used as compliance to the 20% balance housing requirement instead of constructing socialized housing. As a result, RLC and its subsidiaries, will now invest in these bonds instead of constructing socialized housing. RHI is now concentrating in delivering affordable mid-cost lots only with option for housing

RHI and THDC have 10 substantially sold housing developments in Cavite, Antipolo, NCR and northern and central Mindanao. Recently, 2 additional projects were launched in Pampanga and NCR. These are being financed by internally generated funds, loan take-outs from government and private financing institutions and cash inflow from the sales proceeds on the disposition of ₱1.6 Billion of inventories.

RHI's new housing product is affordable, in-city, medium rise, and will sell at a price range of ₱900,000 to ₱1.5 Million per unit. This new product will be constructed on a RLC-owned property located in Cubao, Quezon City. RHI will continue its strategy of pursuing joint venture arrangements with land owners to minimize capital risks.

HOTELS

RLC currently owns and operates two hotels, Holiday Inn Galleria Manila and Cebu Midtown Hotel and one apartelle, Robinsons Apartelle.

The following table sets out certain information regarding RLC's hotels and apartelle as at 31 December 2003.

Name and Location	Classification	Year opened	Gross area (sq. m.)	Number of hotel guest rooms	Occupancy rate (%)	Average room rate (₱)
Holiday Inn Galleria Manila – Ortigas	Deluxe	1993	29,406	284	77	2,240
Cebu Midtown Hotel – Cebu City	Standard	1992	10,880	195	76	1,054
Manila Midtown Hotel [1] - Ermita	First Class	1976	58,812	581	0	
Robinsons Apartelle [2] - Mandaluyong	-	1990	7,090	74	32	1,691

(1) The closure of this hotel was announced on 30 April 2003 and the site is under review for redevelopment by RLC into a shopping mall and high-rise residential developments.
(2) In accordance with guidance from the Department of Tourism, RLC does not classify this apartelle.

RLC's hotels are generally strategically located near its shopping malls and entertainment complexes as integral components of the mixed-use property developments undertaken by RLC. Many of such shopping malls are also owned by RLC. RLC's hotels' primary market is business and leisure travellers.

RLC promotes its hotels through national and international marketing, advertising, global distribution channels, and regular sales calls by its account managers.

RLC has not been spared by the downturn in the domestic hotel industry in 2003. It closed Manila Midtown Hotel in May 2003 due to poor business prospects. RLC's hotel business is doing much better now. Cebu Midtown is enjoying higher occupancy rates. Holiday Inn Galleria Manila is likewise benefiting from its re-branding, with rising occupancies and higher room rates. The agreement with the Intercontinental Hotels Group (IHG) gives it access to IHG's international management expertise and brand recognition as they use the Holiday Inn brand. Another RLC hotel, the Crowne Plaza, will also be handled by IHG upon its opening in 2005. The Crowne Plaza will cater to a market which is in-between the segments served by Hotel Intercon and Holiday Inn. In the three month period ended 31 December 2003, the hotel division made income before income tax of ₱7.9 Million, an improvement from last year when RLC incurred a loss before income tax of ₱3.4 Million for the three month period ended 31 December 2002.

Based on the government policy of promoting foreign tourism in the Philippines and the location of the headquarters of the Asian Development Bank in Manila, which adds approximately 15,000 hotel room nights per annum to total hotel room nights in the Philippines, the Company believes there is significant potential for expansion of the hotel industry in the Philippines.

UNITED INDUSTRIAL CORP., LTD.

In May 1999, the Company, through a subsidiary, acquired a 23% stake in a Singapore listed company, United Industrial Corporation Limited ("UIC") for SGD311 Million. UIC's core business is property investment and development which it conducts through its majority owned indirect subsidiary Singapore Land Limited ("SingLand"). UIC's other business interests include trading and services including information technology and travel agency services and manufacturing of consumer products, packaging and printing.

SingLand was incorporated in 1963 and was the first publicly-listed property company in Singapore. It started business by acquiring and renovating residential properties principally for rental and in the early 1970s, it diversified into commercial and hotel property investment. In 1972, it began to focus on reconstruction and development of existing and new prime commercial properties.

SingLand's current commercial property portfolio includes commercial and residential properties such as the SGX Centre, Singapore Land Tower, The Gateway, Clifford Centre, ABACUS Plaza, Compaq Centre, Tampines Plaza, Marina Square and West Mall in Singapore and Atrium Court in the United Kingdom, Beijing Landmark Towers in China, Amari Resorts in Thailand and the Waterfront in Hong Kong. SingLand's commercial portfolio amounts to 2.5 million sq. ft. of lettable space.

Other than the Company, the only significant stockholder in UIC is the United Overseas Bank group of Singapore. Since 1999, the ownership stake of the Company in UIC has been increased to 25% as at 30 September 2003.

In the year ended 31 December 2003, UIC accounted for ₱541 Million or 23% of the Company's total consolidated net income and in the three month period ended 31 March 2004, it accounted for ₱209 Million or 44% of total consolidated net income. UIC's financial contribution is incorporated in the Company's International Capital and Financial Services business segment.

INTERNATIONAL CAPITAL AND FINANCIAL SERVICES GROUP

The Company's International Capital and Financial Services Group consists of its thrift banking operations, foreign exchange and securities dealing operations and offshore financial subsidiaries. In the year ended 31 December 2003, this Group contributed ₱896 million or 42% of the Company's total consolidated net income and in the nine month period ended 30 March 2004, it made a net loss of ₱171 Million.

Selected Financial Information

The following table sets out the breakdown of the total revenue of the International Capital and Financial Services Group by subsidiaries for the periods indicated.

	Years ended 31 December (Audited)				Three month periods ended 31March (Unaudited)			
	2002		2003		2003		2004	
(in ₱ Millions)	₱	%	₱	%	₱	%	₱	%
RSB	659	12	701	14	164	15	147	14
JG Capital Markets Group	591	11	923	19	211	20	140	13
UIC	555	10	541	11	154	15	209	20
First Private Power Corp.	142	3	206	4	44	4	58	5
Toledo Power Corporation	-	0	-	0	-	0	-	0
Offshore and Other	3,372	63	2,550	52	489	46	512	48
Total	5,319	100	4,920	100	1,062	100	1,065	100

The following table sets out the breakdown of the total net income of the International Capital and Financial Services Group by subsidiaries for the periods indicated.

	Years ended 31 December (Audited)				Three month periods ended 31 March (Unaudited)			
	2002		2003		2003		2004	
(in ₱ Millions)	₱	%	₱	%	₱	%	₱	%
RSB	158	10	132	15	23	5	24	14
JG Capital Markets Group	315	21	544	61	139	27	(24)	-14
UIC	555	36	541	60	154	30	209	122
First Private Power Corp.	142	9	206	23	44	9	58	34
Toledo Power Corporation	-	0	-	0	-	0	-	0
Offshore and Other	363	24	(527)	-59	147	29	(438)	-256
Total	1,532	100	896	100	508	100	(171)	100

ROBINSONS SAVINGS BANK

The Company, through RSB, engages in thrift and mortgage banking. RSB started commercial operations in November 1997. RSB provides a broad range of traditional banking services primarily to retail customers as well as to suppliers to the Group and small- to medium-sized enterprises ("SMEs"). RSB's total resources, total net loans and total deposits as at 31 December 2003 were ₱5.3 Billion, ₱.2.0 Billion and ₱3.8 Billion, respectively. As at 31 March 2004, these were ₱5.3 Billion, ₱2.1 Billion and ₱3.8 Billion, respectively. The flat movement in resources was due to the softening of the loan market.

As at 31 March 2004, RSB's ratio of non-performing loans to total gross loans was 4.3% while its capital adequacy ratio was 30%.

Selected Financial Information

The following table sets out selected financial information of RSB as at and for the periods indicated.

(in ₱ Millions)	Years ended and as at 31 December (Audited)				Three month periods ended and as at 31 March (Unaudited)	
	2000	2001	2002	2003	2003	2004
Statements of income data:						
Interest income	175	238	416	472	126	103
Interest expense	53	56	154	156	49	38
Net interest income	122	182	262	316	77	65
Other income	33	49	245	229	39	44
Net Income	42	75	132	132	23	24
Statements of condition data:						
Resources	1,341	2,017	6,174	5,314	4,928	5,338
Total liabilities	739	1,339	5,361	4,336	4,100	4,320
Capital funds	602	678	813	977	828	1,018
Total liabilities and capital funds	1,341	2,017	6,174	5,314	4,928	5,338

Branch Network and Infrastructure

RSB's headquarters are located in Quezon City. In March 2002, RSB acquired ABN AMRO Savings Bank's ("AASB") fixed assets, equipment and deposit liabilities amounting to ₱3.2 Billion and matching cash balances along with 20 branches, for ₱67 Million. AASB's assets were sold to a third party. As at 31 March 2004, RSB had 29 operating branches and it has a further 3 branches scheduled to open in the second quarter of 2004 in accordance with the terms of the branch licenses. RSB intends to review its branches to achieve consistency of service and performance throughout the branch network.

As at 31 March 2004, RSB has a network of 34 automated teller machines ("ATMs"). ATMs are located at RSB branches and other public properties to provide convenience to its customers. RSB has made and continues to make investments in technology and information systems in order to improve its operations management and customer service. RSB's information systems efforts include systems planning equipment procurement, systems development, systems operation, systems management and communications.

Banking Products and Services

RSB offers deposit products that target specific market segments. RSB's principal deposit products are demand, savings and time deposits, treasury products and foreign currency deposits.

RSB offers a variety of consumer loans to individuals that are differentiated according to a number of factors, including the customer's age group, loan purpose, collateral requirements and the length of time a borrower has been a customer of RSB. RSB's principal loan products are commercial loans, mortgage loans and car loans. As at 31 December 2003, real estate loans accounted for 29% of total gross loans, auto-loans for 20% and loans to corporate accounts and SMEs, including suppliers to the Group, 51%. As at 31 March 2004, the composition had changed to 22%, 19% and 59% respectively.

RSB entered the credit card issuing business to leverage on relationships with affiliates of the Group such as suppliers and retail businesses and take advantage of synergies with the existing in-house consumer store cards issued by the bank on behalf of affiliates of the Group such as Robinsons Department Store.

Assets and Liabilities

As at 31 December 2003, RSB's loan portfolio amounted to ₱2.1 Billion, of which ₱1.6 Billion were secured loans and ₱500 Million were unsecured loans. As of that date, ₱600 Million in loans were due within one year while ₱1.4 Billion were due beyond one year. As at 31 March 2004, RSB's loan portfolio amounted to ₱2.2 Billion, of which ₱1.7 Billion were secured loans and ₱476 Million were unsecured. As of that date, ₱841 Million in loans were due within one year while ₱1.36 Billion were due beyond one year. All consumer loans bear a fixed rate of interest for one or three years while commercial loans bear floating rates of interest, subject to repricing periods of typically 30 or 60 days.

RSB's principal deposit base is comprised of demand, savings and time deposits. As at 31 December 2003, these accounted for ₱697 Million, ₱2.6 Billion and ₱548 Million, respectively. As at 31 March 2004, the composition of deposits was ₱809 Million, ₱2.5 Billion and ₱481 Million, respectively. Demand deposits over a specified amount are fixed interest-bearing accounts with a cheque issuance facility while savings and time deposits bear interest at floating rates that are reset according to market rates.

Non-Performing Loans ("NPLs") and Real and Other Properties Owned or Acquired ("ROPOA")

As at 31 December 2003, RSB's NPLs were ₱109 Million or 5.3% of total gross loans compared to ₱119 Million or 4.3% as at 31 March 2004. The improvement of this ratio is due, in part, to RSB's policy of lending to suppliers of the Group and also to what management believes are its stringent credit approval procedures. RSB's NPL ratio is considerably below the thrift bank industry average of around 12.8% as of February 2004 according to BSP statistics. As at 31 December 2003, ROPOA amounted to ₱35 Million compared to ₱22 Million as at 31 March 2004.

PETROCHEMICALS

The Company, through its subsidiary JGSPC, engages in the manufacture of polypropylene and polyethylene.

JGSPC was established in February 1994 pursuant to a joint venture agreement between the Company and Marubeni Corporation of Japan ("Marubeni"). The Company holds 82% of the outstanding share capital while Marubeni holds the remaining 18%. JGSPC commenced commercial operations in August 1998. In the three-month period ended 31 December 2003, JGSPC's revenues increased to ₱1.7 Billion, a 17% year-on-year increase as a result of an increase in sales volumes and sale prices. JGSPC incurred a lower net loss of ₱33 Million, as compared to ₱46 Million for the same period last year.

Selected Financial Information

The following table sets out selected financial information of JGSPC as at and for the periods indicated.

(in ₱ Millions)	Years ended and as at 30 September (Audited)			Three month periods ended and as at 31 December (Unaudited)	
	2001	2002	2003	2002	2003
Income statement data:					
Net Sales	3,963	4,349	6,713	1,425	1,662
Cost of Sales	3,924	4,314	6,293	1,353	1,581
Operating Expenses	182	203	289	36	55
Income/(loss) from operations	(143)	(168)	131	36	26
Other charges – net	942	678	250	81	59
Net income (loss)	(1,085)	(847)	(119)	(46)	(33)
Balance sheet data:					
Total assets	11,423	11,273	11,865	11,325	11,833
Total liabilities	10,438	11,433	4,357	11,530	4,358
Stockholders' equity	985	(160)	7,508	(205)	7,475
Total liabilities and stockholders' equity	11,423	11,273	11,865	11,325	11,833

Principal Products

JGSPC's principal product lines include linear low-density polyethylene ("LLDPE") film and injection grades, high-density polyethylene ("HDPE") film, blow-moulding, monofilament and injection grades and polypropylene ("PP") yarn, film, injection and random blow-moulding grades.

LLDPE film is used to make a variety of packaging films including heavy duty sacks and laminated and metallised films. It is also used in packaging for snack foods, candies, milk, coffee, powdered juice and shampoo. LLDPE injection moulding are used in container lids, colourant base, toys and carpet backing.

HDPE is a tough and rigid product that is suitable for a diverse line of industrial applications such as pallets, crates, trays and pressure and non-pressure pipes. It is also used to manufacture other items including houseware, toys and shopping and grocery bags. HDPE monofilament grade is used for fishing nets, sports nets, mosquito nets, tarpaulin and ropes.

PP random copolymer grades are used to manufacture a variety of packaging for cosmetics, food and medicine. PP yarn is used to manufacture geotextiles, tarpaulin and woven bags and PP film is used to manufacture garment bags, cigarette packaging and adhesive tape.

Production Facilities and Licensing

JGSPC constructed the Philippines' first integrated polypropylene and polyethylene complex in Barangay Simlong, Batangas. The complex has the capacity to produce 180,000 metric tons of polypropylene and 175,000 metric tons of polyethylene annually using Unipol technology licensed from Union Carbide Corporation. JGSPC secured its ISO 9002 certification in June 2000. In the period 31 December 2003, JGSPC manufactured 15,303 metric tons of polypropylene and 23,061 metric tons of polyethylene and operated at 34% utilization for polypropylene and 52% utilisation for polyethylene. The current utilization levels are due to low demand for the products in the Philippines and the difficulty in obtaining raw materials. However, JGSPC intends to pursue

alternative sources of raw materials in order to increase utilization and possibly enter the export market. JGSPC is also developing a new catalyst which could result in significant cost savings.

JGSPC plans to increase plant operating rates by increasing its market shares in LLDPE, PP and certain segments of HDPE, commercialization of new products and expansion of its end-user customer base. Continuous research and development is conducted in-house, as well as with the assistance of Univation, formerly a Union Carbide Corporation Company.

JGSPC licenses its technology on a non-exclusive basis from Union Carbide Corporation. Its licences in respect of polypropylene expire in 2011 and its licences in respect of polyethylene expire in 2016. The royalty costs of these licences is a fixed percentage of the net invoice value of the finished products.

AIR TRANSPORTATION

The Company conducts its air transportation business through its wholly owned subsidiary Cebu Pacific, which commenced operations in 1996 following deregulation of the airline industry in the Philippines. The Company increased its investment in Cebu Pacific from 49% to 100% in September 2001. Cebu Pacific is a commercial airline that serves both domestic and international flights and cargo operations. For the three-month period ended 31 March 2004, Cebu Pacific had revenues of ₱1.8 Billion compared to ₱1.4 Billion for the same period ended 31 March 2003.

Selected Financial Information

The following table sets out selected financial information of Cebu Pacific as of and for the periods indicated.

	Years ended and as at 31 December (Audited)			Three month period ended and as at 31 March (Unaudited)	
(in ₱ Millions)	2001	2002[1]	2003[1]	2003	2004
Income statement data:					
Operating revenues	3,762	5,158	6,092	1,382	1,795
Operating expenses	3,639	5,125	6,069	1,463	1,703
Income/ (loss) from operations	123	33	23	(81)	92
Net income (loss)	80	25	12	(81)	92
Balance sheet data:					
Total assets	1,941	2,239	2,012	2,420	2,333
Total liabilities	1,822	1,559	1,319	2,378	1,549
Stockholders' equity	119	680	693	42	784
Total liabilities and stockholders' equity	1,941	2,239	2,012	2,420	2,333

(1) Restated to reflect revised accounting standards in the Philippines following the coming into effect of SFAS 37/IAS 37 and SFAS 38/IAS 38.

Route Network

Cebu Pacific is presently the second largest airline in the Philippines offering domestic flights to and from major cities in the Philippines and international flights from Manila and Cebu to

destinations in Asia. Cebu Pacific offers domestic services to 14 cities: Manila, Cebu, Iloilo, Davao, Cagayan de Oro, Tacloban, Kalibo, Bacolod, Zamboanga, Roxas, Butuan, Puerto Princesa, Subic Bay and Dumaguete City. Cebu Pacific offers international flights to Hong Kong, China, and Seoul. The service to Hong Kong operates from Manila and the service to Seoul operates from Manila and Cebu. The service to Guangzhou in China originates from Manila. Cebu Pacific terminated its service to Singapore in January 2003 due to increased costs and low passenger numbers.

Cebu Pacific's strategy is to provide low-cost, on-time and fun service to passengers. In order to distinguish itself from its competitors, it has remodeled its strategy to principally focus on offering low cost service as against being a full-service airline. It may reconfigure its aircraft to cater to the increased volume of passengers and it is identifying routes to China that offer competitive advantages for a low cost carrier. In order to increase market share and income, Cebu Pacific also intends to expand its existing domestic routes and consider opportunities for increasing its international routes when they arise.

Cebu Pacific services business and leisure travelers both domestically and internationally. Approximately 2.1 million passengers flew on Cebu Pacific aircraft in the year ended 31 December 2003. In the same year, approximately 94% of flights departed on-time and arrived on-time. For the three-month period ended 31 March 2004, the airline flew over 630 thousand passengers and the arrival and departure reliability was over 94%.

In 1998, a Cebu Pacific flight from Manila to Cagayan de Oro crashed causing 104 fatalities. This is the only accident in the airline's history and since then it has improved its pilot training programme and increased its safety measures on the ground and on its aircraft. Cebu Pacific received its ISO 9002 certification from Société Générale de Survéillance in November 1999 and it currently holds an AQS 9000/121 certification in respect of all aspects of its operations issued by the Institute of Aviation Quality and Safety.

Service Agreements

To service its customers, Cebu Pacific enters into various service agreements, including agreements with food service caterers which supply food and beverages for flights and baggage handlers that deliver passenger baggage between the aircraft and the airport. It has also entered into agreements with global reservations and distribution systems. Cebu Pacific's flight schedules are included in the OAG World Airways Guide flight schedules database, which supplies flight schedule data to global distribution systems used by travel agents, corporations and airlines throughout the world. Cebu Pacific's fare information is included in the Airline Tariff Publishing Company's fare database that supplies fare data to global distributions systems throughout the world. Cebu Pacific participates in Sabre and Abacus, global distribution systems in the United States and Asia, respectively. It recently signed an agreement with Amadeus, the largest distribution network in Europe.

Cebu Pacific is currently a participant of the International Air Transport Association's ("IATA") Multilateral Interline Traffic Agreement One-Way ("MITA"), enabling members to issue Cebu Pacific tickets using their respective documents or, for authorised agents, using their Commercial Identification Plates. Cebu Pacific's participation in the MITA greatly increases the airline's distribution capability, making reservations and ticket sales readily available in the overseas market.

The airline is a full member of the IATA Clearing House (the airline industry's standard accounts settlement system) that eases the settlement of accounts between members and strengthens Cebu Pacific's standing and reputability in the industry.

Cebu Pacific has an internal sales and marketing department and uses 13 external sales agents. It intends to focus on enhancing its own sales and marketing staff to pursue regional sales policies and increase the focus on corporate clients.

In addition, Cebu Pacific has entered into interliner agreements and alliances with several airlines including Northwest Airlines, Singapore Airlines, British Airways, Asiana Airlines, China Airlines, Emirates Air, Cathay Pacific, Thai Airways, Air Mauritius, Qatar Airways, Dragon Air, KLM, EVA Airways and Qantas Air.

The following table sets out selected operating and traffic statistics for Cebu Pacific for the periods indicated.

		Years ended and as at 31 December			Three month periods ended and as at 31 March	
	Unit	2001	2002	2003	2003	2004
Available seat kilometres[1]	Million	1,532	2,119	2,371	544	617
Available cargo ton kilometres	Million	45	71	93	35	34
Available ton kilometres (ATK)[2]	Million	150	218	266	63	69
Revenue passenger kilometres (RPK)[3]	Million	922	1,146	1,479	325	435
Cargo revenue ton kilometres[4]	Million	20	22	29	8	7
Revenue ton kilometres (RTK)[5]	Million	96	117	148	36	42
Passenger load factor[6]	%	60	54	62	5973	71
Cargo load factor[7]	%	45	31	31	23	20
Revenue load factor[8]	%	64	54	56	57	60
Yield per RPK[9]	₱	3.59	3.87	3.40	4	3.47
Yield per RTK[10]	₱	39.30	44	34	31	25
Unit cost per ATK[11]	₱	24.30	23.70	23	22	28
Employees at year end	No.	1,086	1,173	1,241	1,172	1,245
ATK per employee	'000	138	186	214	53	56
Length of scheduled route network[12]	'000 km	13,599	16,245	18,127	4,245	4,699
Average length of scheduled flights[13]	Km	573	617	646	647	632
Daily average utilisation	Hrs. per day					
DC 9		6.1	6.4	5.6	5	6
Boeing 757		7.3	7.8	7.3	6	8

(1) Available seat kilometres is the number of seats made available for sale multiplied by the distance flown.

(2) Available ton kilometres is calculated for each sector by multiplying the capacity, measured in tons available for the carriage of passengers, excess baggage and cargo on that sector by the sector distance.

(3) Revenue passenger kilometres is calculated by multiplying the number of revenue passengers carried by the distance flown.

(4) Cargo revenue ton kilometres is calculated by multiplying tons of cargo carried by the distance flown.

(5) *Revenue ton kilometres is calculated by multiplying revenue load carried (in tons) by the distance flown.*
(6) *Passenger load factor is calculated by dividing revenue passenger kilometres by available seat kilometres and represents the percentage of aircraft passenger capacity utilised.*
(7) *Cargo load factor is calculated by dividing cargo revenue ton kilometres by available cargo ton kilometres.*
(8) *Revenue load factor is calculated by dividing traffic revenue by maximum potential traffic revenue derived at full load of the aircraft.*
(9) *Yield per RPK equals net passenger revenue divided by revenue passenger kilometres.*
(10) *Yield per RTK equals total net revenue from operations divided by revenue ton kilometres.*
(11) *Unit cost per ATK is calculated by dividing airline operating costs by available ton kilometres.*
(12) *Length of scheduled network is calculated by multiplying the total flights operated by the sector distance of each flight.*
(13) *Average length of scheduled flights is calculated by dividing the total length of scheduled network by the total flights flown.*

Recent Developments

In the period ended 31 March 2004, domestic operations accounted for 150% of operating income and regional operations accounted for -50% of operating income. Cebu Pacific's net income in the period ended 31 March 2004 was ₱92 Million, which represented approximately 19% of the Company's total net income.

For the three-month period ended 31 March 2004, domestic operations accounted for ₱138 Million in net income while international operations accounted for a ₱46 Million in net loss.

Fuel and maintenance costs are largely paid in US dollars and in the three-month period ended 31 March 2004, fuel costs accounted for 35% of all costs.

The Philippines, like many countries, has been subject to declining tourism following the terrorist attacks on the United States on 11 September 2001. Cebu Pacific, like other domestic and international airlines, has been subject to increased insurance and security costs and declining passenger numbers. The terrorist activities and kidnappings carried out by the Abu Sayaf and other separatist groups have also contributed to a decline in tourism and air travel to and within the Philippines. Cebu Pacific has introduced additional security measures to protect its passengers from the threat of terrorism. These include improvements in its security procedures, employment of an independent professional security agency and strict implementation of Positive Passenger Baggage Match where baggage of passengers who fail to embark are immediately off-loaded. A new x-ray machine for cargo was acquired to augment the manual inspection of cargo currently being performed by the Philippine National Police.

The outbreak of Severe Acute Respiratory Syndrome ("SARS") in early 2003, that began in the PRC and Hong Kong and spread beyond these countries worldwide, had an adverse effect on the aviation and tourism industries throughout Asia, including the Philippines, and in particular, led to a reduction in airline capacity on routes which cover destinations such as the PRC and Hong Kong. In response, Cebu Pacific reduced its flights to Hong Kong from twice to once daily and used a DC9 instead of a larger Boeing 757. Global passenger travel has rebounded in the second half of 2003 due to the containment of SARS. In response, Cebu Pacific has since reinstated the frequency and capacity of its flights to pre-SARS levels. However, health experts including those representing the World Health Organization ("WHO") have stated that the threat of SARS has not disappeared and may resurface at anytime. Cebu Pacific has contingency plans to adjust its route network, frequencies and capacities accordingly should SARS resurface.

Cargo Operations

Cebu Pacific operates cargo sales and services using its passenger aircraft. As part of its cargo operations, Cebu Pacific aligned with Northwest Airlines and Emirates in offering one-stop-shop cargo services from domestic points to overseas destinations via Manila. This accounts for

approximately 0.4% of Cebu Pacific's cargo operations. Cargo from Davao and Cebu are loaded in Cebu Pacific's domestic flights as Northwest or Emirates Cargo. These are later transferred to the corresponding flights of each carrier out of the Philippines. Cebu Pacific is paid an agreed price per kilo for the domestic sector through the IATA Clearing House.

Aircraft

Cebu Pacific leases its DC9 aircraft and its helicopter from Pacific Virgin Islands Holdings Co. Ltd., a wholly-owned subsidiary of the Company. It has also entered into lease agreements with Pegasus Aviation, Inc. and Boullion Aviation Services with respect to its Boeing 757 aircraft. The following table sets out selected information with respect to Cebu Pacific's fleet of aircraft as at 31 March 2004.

Cebu Pacific Technical Fleet Data

Aircraft type	Aircraft registry	Year of manufacture	Year leased by CEB	Passenger seat capacity (seats)	Cargo capacity (kgs.)	Time since new (flt. hrs.)	Max one-tank flight distance (km.)
DC9	RPC1508	1967	1997	110	5,404	83,130	2,445
	RPC1509	1967	1997	110	5,404	84,232	2,445
	RPC1536	1969	1998	110	5,404	81,840	2,445
	RPC1537	1973	1998	115	5,404	62,659	2,371
	RPC1538	1969	1999	115	5.404	69,441	2,445
	RPC1540	1977	1999	115	5,404	60,923	2,445
	RPC1541	1981	2001	110	5,404	51,610	2,481
	RPC1542	1979	2003	110	5,404	54,432	2,481
	RPC1543	1979	2003	110	5,404	54,729	2,481
	RPC1544	1979	2002	110	5,404	54,808	2,481
	RPC1545	1980	2003	110	5404	52,920	2,481
	RPC1546	1980	2003	110	5,404	52,157	2,481
B757	RPC2714	1989	2002	179	11,657	39,311	5,741
	RPC2715	1987	2001	179	11,657	40,042	5,741
	RPC2716	1992	2002	186	11,657	33,244	5,741
Helicopter	RPC1409	1996		5	-	1,158	570

Cebu Pacific's strategy is to operate a simplified fleet: a single type (DC9) for domestic services and a single type for short-range regional operations reducing maintenance and training costs. The B757s are generally used for regional services, but also operate on the top two domestic routes to Cebu and Davao.

In the short term, Cebu Pacific plans to maintain the DC9 fleet at 12 units. In 2003, five of the existing 13 DC9 aircraft were retired and an additional four aircraft were leased to replace them. As more domestic capacity is needed, DC9 time will be freed up by expanding the deployment of the larger B757s into the domestic system. The DC9 fleet will be fully replaced by 2008 as all of the aircraft will have been due for comprehensive overhauls by that time. Cebu Pacific will evaluate which replacement aircraft it will choose in light of its low cost carrier strategy.

Maintenance Programme

Cebu Pacific's maintenance programme for its DC9s has been approved by the Philippine Air Transportation Office. This involves pre-flight checks before the first flight of the day for each aircraft, thru-checks on every aircraft on turn-around and daily checks involving the inspection of each aircraft from nose to wingtip to tail. DC9s are checked in-house after every 250,500 and

3,000 flying hours. Every six calendar years each aircraft receives a comprehensive overhaul and Cebu Pacific usually avails of the services of Air Asia Co. Ltd. of Taiwan, a repair facility accredited by the Federal Aviation Administration.

For its B757s, Cebu Pacific performs its own ground handling requirements and is capable of the following maintenance functions: brake assemblies; tyre change; and minor maintenance for wheels. Other maintenance requirements of Cebu Pacific are performed by third parties.

TEXTILES

The Company, principally through its wholly-owned subsidiary Litton Mills, Inc. ("LMI"), engages in the manufacture of textile and yarns.

In the early 1970s, the Company's textile operations commenced with the formation of Robina Textile Mills, specialising in the production of cotton, synthetic and blended fabrics. LMI, a manufacturer of denim, twills, knitted fabrics and garments, was acquired in the late 1970s.

Selected Financial Information

The following table sets out selected financial information of LMI as at and for the periods indicated.

	Years ended and as at 30 September (Audited)			Three month period ended and as at 31 December (Unaudited)	
(in ₱ Millions)	2001	2002	2003	2003	2004
Income statement data:					
Net sales	2,029	2,175	2,066	476	531
Cost of sales	1,734	2,022	1,784	420	481
Operating expenses	127	205	225	41	43
Income/(loss) from operation	168	(52)	57	15	8
Other charges – net	25	(13)	17	(7)	(5)
Net income (loss)	150	(84)	71	8	3
Balance sheet data:					
Total assets	3,838	3,638	3,408	3,387	3,195
Total liabilities	1,734	1,617	1,316	1,358	1,101
Stockholders' equity	2,104	2,020	2,091	2,029	2,095
Total liabilities and stockholders' equity	3,838	3,638	3,408	3,387	3,195

Raw Materials

The principal raw materials used by LMI are cotton and polyester. As cotton is an agricultural product, LMI's policy is to maintain an inventory of three to four months of cotton for blending purposes. The cost of cotton is volatile and LMI purchases cotton in forward contracts of up to 16 months that can be shipped over a scheduled period. For polyester, LMI's policy is to purchase in forward contracts of two to three months.

Production Facilities

LMI has a cotton yarn spinning plant and a denim preparation and finishing plant in Pasig and a blended polyester and cotton spinning plant and another denim preparation and finishing plant in Calamba. The cotton yarn spinning plant is used to manufacture denim fabric. The plants in Pasig and the spinning plant in Calamba are currently operating at 100% utilisation. The denim preparation and finishing plant in Calamba is currently operating at 70% utilisation. The utilisation rates have increased in the last year as a result of increased demand for cotton and polyester due to a reduction in imports, as well as a strong global demand for cotton-based products.

Products

LMI is currently involved in all aspects of textile production, from spinning to dyeing and finishing, of denim and yarn. Its knitted fabric and khaki lines were closed in 1998 and 2002, respectively due to declining sales volume. The principal factors in a product's success are speed-to-market and innovative marketing and product development. LMI has cut its speed-to-market time from 12 weeks to 6 weeks through improvements in operational efficiency and its marketing and product development activities are enhanced by a governance structure that ensures that each stage of development is overseen by senior management.

Marketing and Product Development

In May 1998, LMI forged a marketing and technical exchange alliance with Swift Denim USA ("Swift"), a leading US denim company with over 100 years of manufacturing experience. The alliance provides LMI with access to Swift's worldwide customer base and marketing network and Swift's technical innovation and product development. The alliance is for 10 years and Swift receives commissions and royalties on net collected sales and a technical fee per yard sold from LMI. Payment of the technical fee was completed in May 2003 based on the agreed amount of US$1.5 million. The access to Swift's customer base has been significant in increasing LMI's denim exports that currently account for approximately 80% of total denim sales.

Customers and Revenue

LMI's principal customers are Old Navy® and Levi Strauss® through the alliance with Swift and Osh-Kosh® directly. It also counts among its stable list of customers, international brands such as Tommy Hilfiger® and DKNY®. Export sales accounted for 78% of total net sales. LMI also made sales in Turkey for the first time, and resumed sales in Japan, in 2003. Increasing sales prices and the decrease in operating expenses as a result of a retrenchment programme contributed to a net income of ₱3.34 Million in the period ended 31 December 2003.

LMI completed a six-year US$64 Million mill-wide modernisation programme in 1995, which involved the installation and operation of the following: new ring spinning and open end machines to increase capacity for producing woven fabrics, a new rope-dyeing range, new weaving machines and new finishing equipment. LMI was the first textile mill in the Philippines to utilise a computerised system with the Engineered Fiber Selection Cotton Management System of Cotton Inc. of the United States in its production of high-quality and cost-effective textile products. In March 1999, LMI attained the ISO 9001 certification from the Société Générale de Survéillance. As at 31 December 2003, LMI was capable of producing 2 million metres of denim fabric per month.

OTHER BUSINESS INTERESTS

The Company's other businesses include: power generation, through its 20% interest in First Private Power Corporation, whose 93.25% owned subsidiary, Bauang Private Power Corp., owns and operates a 215 MW diesel-fired power plant in Bauang, La Union; printing and packaging

services; insurance brokering; and securities investments. Revenue derived from these other business interests for the year ended 31 December 2003 and for the three month period ended 31 March 2004 was ₱161 Million and ₱37 Million respectively, each representing less than 1% of the Company's total consolidated revenue for the respective periods. Such other business interests made a net income of ₱3 Million and ₱2 Million in the year ended 31 December 2003 and the three-month period ended 31 March 2004, respectively.

COMPETITION

Many of the Company's and Group's activities are carried on in highly competitive industries. Given the Group's diversity, the Company and the Group compete with different companies domestically and internationally, depending on the product, service or geographic area. While the Group is one of the largest conglomerates in the Philippines, its subsidiaries compete in different sectors against a number of companies with greater manufacturing, financial, research and development and market resources than the Company and the Group.

The Company and the Group believe that the primary basis of competition is a combination of manufacturing capability, services, management oversight, manufacturing quality, price, production capacity, manufacturing technology, design expertise, breadth of product line, time to production and reliability of delivery. The Company and the Group believe they currently compete favourably with respect to these factors. However, to remain competitive, the Company and the Group must continue to monitor effectively and respond to these various factors. No assurance can be given that the Company or the Group will remain competitive or that increased competition as regards to the Company's and the Group's operations will not have a material adverse effect on the financial condition and results of operation of the Company and the Group.

FINANCING

Historically the Group companies have sometimes advanced excess cash to one another. Such loans were generally undertaken to save on bank intermediation fees. All of these advances between the Group companies were short-term and were at interest rates that the parties considered to be market interest rates.

However, in 2002, the Company's policy towards intra-Group lending changed, and it is now the policy that each subsidiary and affiliate should be self-sufficient and responsible for raising their own finances from external sources. Any further advances between Group companies would result from ordinary business activities or be for investment purposes only.

Various intra-Group transactions occurred to facilitate this change, including the repayment of ₱6.8 Billion owed by the Company to URC by way of cash, the Company's debt securities and other government and corporate securities and settlement of the debt owed by JGSPC to the Company through a cash payment and the issue of common shares of JGSPC. DIGITEL intends to repay advances of US$150 Million from the Company through the issuance of convertible bonds in principal amount of up to US$200 Million during 2004.

As at 31 March 2004, the Company's consolidated long-term debt amounted to ₱61.9 Billion, of which ₱6.0 Billion was attributable to the Company and ₱55.9 Billion, consisting of local and foreign currency borrowings, was attributable to its subsidiaries. This is compared to ₱69.2 Billion of consolidated long-term debt as at 31 December 2003, of which ₱6.2Billion was attributable to the Company and ₱63.0 Billion was attributable to its subsidiaries. It is the Company's policy to have a diversified portfolio of temporary investments. As at 31 March 2004, its total temporary investments were ₱24.14 Billion, which consisted of marketable long-term debt securities largely denominated in US dollars, comprising a mix of government and corporate bonds from both domestic and international issuers.

The Company aims to keep a sufficient amount of cash, cash equivalents and temporary investments to provide liquidity to cover any obligations maturing over the next 12 months and as at 31 March 2004, it had ₱7.9 Billion of cash and cash equivalents. As at that date, the current portion of the Company's consolidated long-term debt was ₱8.2 Billion. The temporary investments are long-term debt securities that the Company does not intend to hold to maturity. These securities are mostly denominated in foreign currencies, predominantly in US dollars. The Company seeks to balance the goal of providing liquidity with the need to keep the excess of its borrowing costs over the return on its investments to a manageable level. In general, it invests in higher-yielding fixed income securities that it believes provide an appropriate risk/return, such as domestic and foreign government bonds or corporate bonds. The Company aims to have at least 50% of its temporary investments portfolio in investment grade securities and to limit the total amount of securities rated below Ba3/BB- to under 20% of its total temporary investments portfolio. Under Philippine GAAP, the Company marks to market its temporary investments and recognizes the resulting unrealized gains or losses in its financial statements as other income (charges).

CAPITAL EXPENDITURE

The following table sets out the total capital expenditure by the Company as extracted from its audited consolidated financial statements for the three years ended 31 December 2003 and its unaudited consolidated interim financial statements for the three months ended 31 March 2004, respectively:

	Years ended and as at 31 December		Three month period ended and as at 31 March
(in ₱ Millions)	2002	2003	2004
Capital expenditure	12,660	15,089	3,079

For the year ended 31 December 2003, of the ₱15.1 Billion that was incurred by the Company for capital expenditure, ₱8.4 Billion was invested in DIGITEL, ₱2.7 Billion was invested in URC and ₱2.7Billion was invested in RLC. The Company incurred approximately ₱3.1 Billion on capital expenses in the three-month period ended 31 March 2004 of which ₱1.1 Billion was spent on the roll-out of DIGITEL's wireless network, ₱393 million on production facilities for URC International's operations in Indonesia and Thailand, and ₱1.1 Billion on the development of new and existing shopping malls by RLC.

DIGITEL expects to incur capital expenditure of approximately US$200 to US$250 Million on the expansion of its cellular telecommunications businesses in 2004, substantially all of which is intended to be funded by export agencies.

URC expects to incur total capital expenditure of approximately ₱2.0 Billion in 2004 of which ₱1.5 Billion will be spent on the expansion of its BCF operations in South-East Asia (primarily Vietnam and Indonesia).

RLC expects to incur capital expenditure of approximately ₱1.5 to ₱2.0 Billion in 2004 and 2005 on development of new and existing shopping malls.

The Company, in the ordinary course of its business as a holding company, may make additional investments in its existing subsidiaries and affiliates as well as make acquisitions of and equity investments in other companies and participate in joint ventures.

EMPLOYEES AND LABOR RELATIONS

The number of permanent full-time employees engaged in the Company's respective industry segments as at 31 March 2004 was 13,251.

The Group's management believes that good labor relations generally exist throughout the Group's companies and operating divisions. For most of the Group's companies and operating divisions, collective bargaining agreements exist between the relevant representative unions for the employees and the relevant Group company. The collective bargaining agreements are usually valid for a term of five years, and include a right to renegotiate the economic terms of the agreement after three years, and generally provide for annual salary increment, health and insurance benefits and closed-shop arrangements.

The Company believes that those collective bargaining agreements, which are soon to expire or which have expired, will, as a result of existing good labor relations, be successfully renewed or renegotiated.

OWNERSHIP

MARKET INFORMATION

JGSHI is publicly listed in the Philippine Stock Exchange with a market capitalization of ₱12.23 Billion as of 7 July 2004.

STOCKHOLDERS

The following table sets forth the Company's top twenty shareholders and their corresponding number of shares held as of 31 March 2004.

Stockholder of Record	No. of Shares Held	% to Total Outstanding
JOHN L. GOKONGWEI, JR.	1,734,450,649	25.52
GOKONGWEI BROTHERS FOUNDATION, INC.	1,129,135,267	16.61
EQUITABLE PCI BANK NO. 203-78848-4	1,033,319,225	15.20
PDTC NOMINEE CORPORATION (FILIPINO)	763,974,779	11.24
EXPRESS HOLDINGS, INC.	284,676,715	4.19
JOHNSON ROBERT L. GO	239,669,172	3.53
LANCE Y. GOKONGWEI and/or ELIZABETH GOKONGWEI	234,845,280	3.46
JAMES L. GO	196,616,656	2.89
JOHN GOKONGWEI, JR. and/or LANCE GOKONGWEI	141,030,450	2.07
GOSOTTO & CO., INC.	115,644,494	1.70
LILY NGO CHUA	76,722,997	1.13
ROBINA GOKONGWEI &/OR ELIZABETH GOKONGWEI	74,342,275	1.09
PDTC NOMINEE CORPORATION (NON-FILIPINO)	72,345,278	1.06
UNIVERSAL ROBINA CORPORATION	57,663,430	0.85
LIZA YU GOKONGWEI and/or ELIZABETH GOKONGWEI	54,200,000	0.80
NICRIS DEVELOPMENT CORPORATION	38,073,252	0.56
CATALINO S. NGO CHUA	36,907,869	0.54
HOPE GOKONGWEI TANG and/or ELIZABETH GOKONGWEI	36,100,000	0.53
MARCIA GOKONGWEI SY and/or ELIZABETH GOKONGWEI	36,100,000	0.53
FAITH GOKONGWEI ONG and/or ELIZABETH GOKONGWEI	36,100,000	0.53
Total	6,391,917,788	94.04

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the audited consolidated financial statements of the Company for the fiscal years ending 31 December 2002 and 2003 and the unaudited consolidated financial statements of the Company for the three-month period ending 31 March 2004. The Company's future performance will depend on the performance of its direct and indirect subsidiaries and the ability of these subsidiaries to pay dividends to the Company, among other things. External factors that may affect the Company's financial performance are discussed in the section "Risk Factors" found elsewhere in this Offering Circular.

ACCOUNTING POLICIES

Principles of Consolidation

The unaudited consolidated interim financial statements as of and for the quarters ended 31 March 2004 and 2003 represent the consolidation of the financial statements of JG Summit Holdings, Inc. (the Parent Company) and the following subsidiaries directly and indirectly owned by the Parent Company:

	Effective Percentage of Ownership	
Companies	**2004**	**2003**
Foods		
Universal Robina Corporation and Subsidiaries	86.10	88.64
Textiles		
Litton Mills, Inc.	100.00	100.00
Westpoint Industrial Mills Corporation	100.00	100.00
Real Estate and Hotels		
Robinsons Land Corporation and Subsidiaries	91.89	92.03
Asia Development and Management Corporation	100.00	100.00
Telecommunications		
Digital Telecommunications Philippines, Inc. and Subsidiaries	49.90	49.90
International Capital and Financial Services		
JG Summit (Cayman), Ltd.	100.00	100.00
JG Summit Philippines Ltd. and Subsidiaries	100.00	100.00
JG Summit Limited	100.00	100.00
JG Summit Capital Services Corporation and Subsidiaries	100.00	100.00
Express Holdings, Inc. and a Subsidiary	100.00	100.00
Multinational Finance Group, Ltd.	100.00	100.00
Petrochemicals		
JG Summit Petrochemical Corporation	82.28	80.00
Air Transportation		
Cebu Air, Inc.	100.00	100.00
CP Air Holdings, Inc.	100.00	100.00

Supplementary Businesses

Premiere Printing Company, Inc.	100.00	100.00
Terai Industrial Corporation	100.00	100.00
Unicon Insurance Brokers Corporation	100.00	100.00
Hello Snack Foods Corporation	100.00	100.00
JG Cement Corporation	100.00	100.00
Cebu Pacific Manufacturing Corporation	100.00	100.00
Savannah Industrial Corporation	100.00	100.00
Cambridge Electronics Corporation	100.00	100.00

Under generally accepted accounting principles (GAAP), it is acceptable to use, for consolidation purposes, financial statements of subsidiaries for fiscal periods differing from that of the Parent Company if the difference is not more than three months. Subsidiaries in the following businesses have financial year-end of September 30: foods, textiles, real estate and hotels, petrochemicals, and supplementary businesses, substantially all subsidiaries.

Revenue and Cost Recognition

Revenue is recognized when the goods are shipped to the buyer. Revenues are measured at the fair value of the consideration received or receivable, net of any trade discounts and volume rebates.

Service fees are recognized as revenue when the related services have been rendered.

Real estate sales of subsidiaries are generally accounted for under the full accrual method. Under this method, the gain on sale is recognized when (a) the collectibility of the sales price is reasonably assured, (b) the earnings process is virtually complete, and (c) the seller does not have a substantial continuing involvement with the subject properties. The collectibility of the sales price is considered reasonably assured when (a) the buyers have actually confirmed their acceptance of the related loan applications after the same have been delivered to and approved by either the banks or other financing institutions for externally-financed accounts; or (b) the full downpayment comprising a substantial portion of the contract price is received and the capacity to pay and credit worthiness of buyers have been reasonably established for sales under the deferred cash payment arrangement. When a sale does not meet the requirements for income recognition, the gain is deferred until such requirements are met.

Real estate sales where the subsidiary has material obligations under the sales contracts to provide improvements after the subject properties are sold are accounted for under the percentage-of-completion method. Under this method, the gain (loss) on sale is recognized as the related obligations are fulfilled.

A subsidiary leases out its commercial real estate properties to others through operating leases. Rental income on leased properties is recognized as earned based on the terms of the lease contracts.

Revenues from hotel operations are recognized when services are rendered. Revenues from banquets and other special events are recognized when the events take place. Rental income on leased areas of the hotel is recognized as earned based on the terms of the lease contracts.

Operating revenues from telecommunications comprise the value of all telecommunications services provided and equipment rentals. Such revenues, which are accounted for under the accrual basis, are stated net of interconnection charges. Revenues from internet access comprise the value of all internet services provided and are based on contractual agreements.

Sale of prepaid phone cards is initially deferred and recognized as earned only upon actual usage.

Passenger ticket and cargo waybill sales from airline operations are recorded as current liability in the Unearned revenue account until recognized as revenue when the transportation service is provided.

For a summary of other significant accounting policies, see Note 1 of the Company's Notes to the audited financial statements.

RESULTS OF OPERATIONS

Management's discussion of Results of Operations is presented in two parts, namely Consolidated Operations and Segment Operations.

CONSOLIDATED OPERATIONS

Three-month periods ended 31 March 2004 vs. 31 March 2003

JG Summit Holdings, Inc. posted a net income of ₱474.3 Million for the first quarter ended March 31, 2004, down by 48.5% from the net income of ₱920.8 Million for the same period last year. Excluding non-recurring charges amounting to ₱30.4 Million, first quarter profits would have decreased by 25.7% to ₱504.7 Million. Recurring net income for the previous year was ₱679.2 Million. Our core businesses, food and property sectors, continue to provide Company with improved net profits. The airline businesses picked up considerably during the period due to the increased market share in its domestic routes resulting to net income in the first quarter this year compared to net loss for the same period last year. Our petrochemical business continues to narrow its losses. Despite the strong showing of these business units, however, the Company's bottom line was greatly affected by the losses incurred in the telecommunications business, particularly in its wireless business and increasing interest rates, which reduced the earnings of our financial services business unit.

Consolidated revenues amounted to ₱14.23 Billion for the first quarter ended March 31, 2004, up by 11.2% from last year's ₱12.80 Billion. Revenues of most business units improved, particularly the growing revenues of the telecommunication and airline businesses with an increase of 35.4% and 29.9%, respectively. Foods and real estate businesses reported a stable revenue growth as well as the enhanced performance of petrochemical and textiles businesses during the period.

Gross profit for the first quarter ended March 31, 2004 amounted to ₱4.70 Billion from last year's ₱4.00 Billion, up by 17.4%. Operating expenses grew from ₱3.23 Billion last year to ₱3.63 Billion this year, or a 12.5% increase mainly attributable to the telecommunication business for its wireless segment operations and foods business for its expanding operations.

Interest expense significantly increased by 47.3% ₱1.49 Billion from last year's ₱1.01 Billion due to additional borrowings made during the period and the effects of the depreciation of the value of peso against US dollar.

As a result, net operating income went down by 22.1% from ₱825.6 Million last year to ₱643.0 Million this year.

Other income (charges) account consists of, among others, amortization of goodwill, foreign exchange loss and provision for probable losses, net recovery in value of temporary investments. For the three months ended March 31, 2004, other charges amounted to ₱102.2 Million as against last year's other income of ₱133.4 Million.

EBITDA (earnings before interest, taxes and depreciation charges) slightly increased from ₱3.62 Billion in 2003 to ₱3.64 Billion for the three months ended March 31, 2004. Excluding non-recurring charges in 2004, EBITDA would have increased by 8.7% to ₱3.67 Billion.

Years ended 31 December 2003 vs. 31 December 2002

JG Summit Holdings, Inc. posted net income of ₱2.14 Billion for the year ended December 31, 2003, down by 13.8% from last year's net income of ₱2.48 Billion. Excluding non-recurring items amounting to ₱219.0 Million and ₱613.6 Million in 2003 and 2002, respectively, net income would have decreased by 23.8% from ₱3.09 Billion in 2002 to ₱2.35 Billion in 2003. Non-recurring items include write-off of various plant equipment and other assets, shutdown expenses, net of gain from sale of fixed assets and certain equity securities and recovery in value of temporary investment and marketable securities.

Consolidated revenues amounted to ₱53.91 Billion for the year ended December 31, 2003, an 11.6% improvement from last years ₱48.30 Billion. Revenues of most business units improved, anchored by the steady revenue growth in the foods business and the huge sales registered by petrochemical business during the year, as well as the rising revenues from the airlines and telecommunication business.

Gross profit amounted to ₱16.59 Billion from last year's ₱14.79 Billion, up by 12.1% due significantly to improved gross margins of most business units, narrowed by the start up costs in the mobile phone business. Operating expenses significantly grew by 28.7%, from ₱11.45 Billion in 2002 to ₱14.73 Billion in 2003, mainly due to higher operating expenses reported by telecommunication business, again attributable to operation of its mobile phone line. Foods business reported also a considerable increase in operating expense by 21.5% as a result of expanding regional operations and sustained marketing activities.

Interest and other financing charges slightly increased by 2.1% from ₱4.85 Billion in 2002 to ₱4.95 Billion as of December 31, 2003.

As a result, operating income substantially decreased by 52.1% to ₱1.82 Billion from last year's ₱3.81 Billion.

Other income (expenses) account consists of, among others, recovery in market value of temporary investments, provision for doubtful accounts, amortization of goodwill, foreign exchange loss net of other income and gain on sale of fixed assets. For the year ended December 31, 2003, other income amounted to ₱75.13 Million as against last year's other expenses of ₱491.57 Million.

EBITDA (earnings before interest, taxes, depreciation and amortization) slightly decrease from ₱14.84 Billion in 2002 to ₱14.07 Billion in 2003. Excluding the non-recurring items, EBITDA would have decreased by 7.5% from ₱15.45 Billion in 2002 to ₱14.29 Billion in 2003.

Years ended 31 December 2002 vs. 31 December 2001

JG Summit Holdings, Inc. posted net income of ₱2.48 Billion for the year ended December 31, 2002, up from ₱2.39 Billion net income in 2001. Excluding nonrecurring items amounting to ₱613.6 Million and ₱181.1 Million in 2002 and 2001, respectively, net income would have increased by 20.2% from ₱2.57 Billion in 2001 to ₱3.09 Billion in 2002. Nonrecurring items include the loss on sale of its 20% stake in Toledo Power Corporation, losses from sale of fixed assets and certain equity securities, write down in value of temporary investment and marketable securities, write-off of various plants, and shutdown expenses.

Consolidated revenues amounted to ₱48.30 Billion for the year ended December 31, 2002, a 9.3% improvement from last year's ₱44.18 Billion. Revenue growth was recorded for the foods, airline,

property, petrochemicals and textile businesses while declines were posted for telecommunications and electronics businesses.

Gross profit amounted to ₱14.79 Billion from last year's ₱15.07 Billion, slightly down by 1.8%. Operating expenses were controlled with only 0.7% increase from ₱11.37 Billion in 2001 to ₱11.45 Billion in 2002 due in part to the Company's conscious effort to be more cost efficient and effective. Foods and telecommunication businesses reported reduced operating expenses partially offset by the expanded operations of airline business during the year and the increased depreciation of property business attributable to the change in estimated useful lives of properties.

Interest and other financing charges went up by 3.8% from ₱4.67 Billion in 2001 to ₱4.85 Billion in 2002 mainly due to the effects of the depreciation of the value of peso against US dollar and additional borrowings made during the period offset by the payment of the outstanding balance of the US$200 Million Global Medium Term Note in May 2002.

As a result, operating income slightly increased to ₱3.81 Billion, from last year's ₱3.62 Billion.

Other income (expenses) account consists of, among others, provision for probable losses, amortization of deferred charges and goodwill, foreign exchange loss net of other income and loss on sale of fixed assets. For the year ended December 31, 2002, other income (expenses) account increased to ₱491.8 Million from last year's ₱37.4 Million primarily due to additional provisions made, losses from sale of Toledo Power and certain equity securities and from sale of fixed assets.

EBITDA (earnings before interest, taxes depreciation and amortization) grew by 3.6% from ₱14.32 Billion in 2001 to ₱14.84 Billion in 2002. Excluding the non-recurring items, EBITDA would have increased by 6.7% from ₱14.50 Billion in 2001 to ₱15.45 Billion in 2002.

Interest charges, net losses for 2002 were narrowed to ₱0.88 Billion from last year's net loss of ₱1.10 Billion.

SEGMENT OPERATIONS

Three month periods ended 31 March 2004 vs. 31 March 2003

Foods. Universal Robina Corporation (URC) reported a consolidated net sales and services of ₱6.39 Billion for the three months ended December 31, 2003, an increase of 5.4% over the same period last year despite the depressed economic condition prevailing in the region and highly competitive environment. Revenue growth was lead by the strong performance of its core business. Branded Consumer Foods (BCF) business, particularly its expanding international operations in Southeast Asia, and the notable increase in sales of its Agro-industrial business. URC's gross margin went down by 4.5% compared to the same period last year to ₱1.72 Billion due to rising cost of major raw materials. Income from operations went down by 25.4% to ₱642.15 Million due to lower gross margin and higher operating expenses. Operating expenses increased by 14.6% compared to the same period of last year to ₱1.08 Billion as a result of expanding regional operations and sustained marketing activities. Despite the decrease in gross margin and increase in operating expenses, net income fof the period was still up by ₱18.62 Million, 3.5% better compared to the same period of last year.

The BCF business unit, including the packaging division, posted sales and services value growth of 5.3% to ₱4.89 Billion compared to the same period of last year. This was attributed to URC's regional snack food revenue growth of 22.5% and the continued strength of the Company's products in core categories such as candy, chocolate, noodle and biscuit segments completed by strong exports.

The Company's Agro-industrial business unit recorded net sales of ₱871.85 Million, up by 14.4% from the same period of last year. The increase in net sales resulted from higher prices and volume sold by the fields and farms businesses.

URC's Commodity Foods business unit garnered a net sales and services value of ₱624.88 Million, slightly lower compared to the same period of previous year of ₱654.43 Million. However, internal consumption of sugar and flour was higher this year as a result of increase in sales of candies, chocolates, biscuits and noodles.

Costs of sales and services increased by 9.6% to ₱4.66 Billion for the three months ended December 31, 2003 from ₱4.25 Billion for the same period of last year. The increase was primarily due to higher sales volume and costs of major raw materials notably in the flour and feeds products and in the manufacture of BOPP films by the packaging division.

Other charges-net was ₱73.22 Million for the three months ended December 31, 2003 compared to ₱255.83 Million for the same period of last year. The decrease in other charges-net was substantially due to gain on appreciation in market value of temporary investments.

Provision for income tax was much lower this year due to higher non-taxable income and recognition of additional deferred income tax on unrealized foreign exchange losses.

Minority interest in net loss of subsidiaries went up by ₱11.69 Million, or 109.1%, to ₱22.40 Million for the three months ended December 31, 2003 from ₱10.71 Million for the three months ended December 31, 2002 due to net loss incurred by subsidiaries.

The Company's revenues and operating income are expected to improve further for the remaining period of the fiscal year as it continues to improve and expand its regional operations and domestically firm up its leadership in its core categories, consistently build strong brands, and better its cost competitiveness.

Property. RLC recorded gross revenues of ₱1,002.8 Million for the first quarter of fiscal year 2004, up by 8% from last year's ₱926.6 Million. Net income for the first quarter of fiscal year 2004 stood at ₱272.0 Million, up by 50% from last year's ₱181.3 Million.

The largest revenue contributor remains to be the Commercial Centers Division, contributing 63% of the Company's gross revenues. Rental revenues from Commercial Centers amounted to ₱630.9 Million as against last year's ₱571.7 Million. The 10% increase is due to additional malls which opened after the first quarter of FY 2003 such as, Robinsons Place-Sta. Rosa and Big R Supercenter in Cagayan De Oro and Robinsons Place-Dasmariñas. Moreover, with the recent addition of two more malls during the first quarter of FY 2004, the Robinsons Place – Lipa and Big R Supercenter in Cainta, revenue contribution of the Commercial Centers Division is expected to increase further.

RLC's High Rise Buildings Division registered an impressive 92% growth in realized revenues from ₱86.8 Million last year to ₱166.6 Million this year. This is mainly due to recognition of realized revenues from Bloomfields, a residential subdivision development in Novaliches, Quezon City. The Division also continues to enjoy recurring lease income from three of its office buildings (Galleria Corporate Center, Robinsons-Equitable Tower and Robinsons Summit Center-Ayala), all of which have become the choice corporate address of reputable multinational and domestic companies. Rental income from these three properties increased by 57% from ₱26.8 Million to ₱42.1 Million over the same period.

The Hotel Division, a major contributor to the company's recurring revenues, registered gross revenues of ₱118.5 Million for the first quarter as against ₱185.8 Million last year. The decrease in revenue is brought about by the closure of Manila Midtown Hotel last May 2003. Despite the industry slump, the Company's two remaining hotels and apartelle continue to register satisfactory

occupancy rates. The three-month average occupancy rate of Holiday-Inn Galleria Manila stood at 77%, the Cebu Midtown Hotel at 76%, and the Robinsons Apartelle in Mandaluyong at 32%.

The Company's Housing and Land Development Division, through its two housing subsidiaries, Robinsons Homes, Inc. and Trion Homes Development Corp., reported revenues amounting to ₱44.6 Million, as against last year's ₱55.3 Million. The lower revenue can be attributed to lower units sold and project completion.

Real estate cost increased slightly by 14% from ₱278.8 Million last year to ₱318.2 Million mainly due to higher revenue realized by High Rise Division this year, while hotel operations registered a 42% decrease compared to last year's due to the closure of Manila Midtown Hotel. General and Administrative expense was down by 7% due substantially to the amortization of pre-operating expenses last year, no amortization was incurred this year. Other income decreased by 76% due to higher common utility charges.

Telecommunications. DIGITEL reported consolidated net revenues rose to ₱1,747.8 Million for the three months ended March 31, 2004, a 35.4% increase from ₱1,290.9 Million for the three months ended March 31, 2003. The increase in consolidated net revenues was attributable to the ₱379.4 Million revenue by the wireless segment of the Company's business in 2004 as compared to the ₱52.7 Million contribution in 2003 since its launching on March 29, 2003. Further, this was boosted by the strong growth in international toll revenues by ₱147.3 Million or 36.5% due to higher inbound rates.

Consolidated costs and expenses amounted to ₱1,751.1 Million for the three months ended March 31, 2004, or a 38.0% increase from ₱1,268.9 Million for the three months ended March 31, 2003. The increase is largely due to the ₱474.9 Million increase in the costs and expenses of the wireless services segment amounting to ₱649.7 Million in 2004 as compared to ₱174.8 Million in 2003. This consisted substantially of marketing, selling and cost of sales; network related expenses; and staff-related and other administrative expenses.

As a result of the foregoing, DIGITEL generated a consolidated operating income of ₱5.3 Million for the three months ended March 31, 2004 compared to ₱23.4 Million for the same period in 2003.

Consolidated other charges – net (principally interest expense, net of interest income) amounted to ₱321.8 Million for the three months ended March 31, 2004. This posted a 15.2% increase from ₱279.3 Million for the three months ended March 31, 2003. As a result, consolidated pre-tax loss amounted to ₱316.5 Million for the three months ended March 31, 2004 compared to a loss of ₱255.9 Million for the three months ended March 31, 2003.

DIGITEL registered a consolidated EBITDA (earnings before interest, taxes, depreciation and amortization) of ₱595.5 Million despite a consolidated net loss of ₱299.5 Million for the three months ended March 31, 2004. For the three months ended March 31, 2003, consolidated EBITDA was ₱613.5 Million while consolidated net loss was ₱173.6 Million.

Textiles. Litton Mills, Inc. registered revenues of ₱531.4 Million for the first quarter of fiscal year ended December 31, 2003, an improvement of 11.3% from last year's ₱477.4 Million for the same period. However, net income decreased to ₱3.3 Million from last year's ₱8.1 Million brought about by the decrease in gross profit margin from last year's 36% to this year's 27%.

Petrochemicals. JG Summit Petrochemicals Corporation (JGSPC) reported net sales of ₱1.66 Billion, a 17% improvement from last year's ₱1.42 Billion. Increase in revenue was due to higher average selling price by 12% and minor increase in sales volume by 4%. Total sales volume for the first quarter of FY 2004 reached 42,765 metric tons of combined polypropylene (PP) and polyethylene (PE) products compared to last year's 41,219 metric tons. With improved revenues

and lower interest charges, net losses for the first quarter of fiscal year 2004 were narrowed to ₱32.9 Million from last year's ₱58.6 Million.

Air Transportation. Cebu Air, Inc. (Cebu Pacific) generated revenues of ₱1.80 Billion for the three-month period ended March 31, 2004, a 30% increase over last year's ₱1.38 Billion for the same period. Domestic operations reported a 33% revenue growth while regional operations registered 6% increase in revenue. Significant growth in revenues plus the increase in gross profit by 44% resulted to a net income of ₱91.8 Million as against last year's net loss of ₱80.9 Million.

Equity Earnings. Equity earnings were reported at ₱262.4 Million for the first quarter ended March 31, 2004, up by 26.3% from last year's earnings of ₱207.8 Million. The growth was attributable to higher equity earnings from United Industrial Corp., Limited and First Private Power Corporation.

Years ended 31 December 2003 vs. 31 December 2002

Foods reported a consolidated net sales and services of ₱23.4 Billion for the fiscal year ended September 30, 2003, a 10.7% increase over the same period last year despite the depressed economic conditions prevailing in the region and highly competitive environment. Revenue growth was spearheaded by the solid performance of its core business Branded Consumer Foods Group, particularly its international operations in Southeast Asia. In addition, the Company's agro-industrial and commodity food group operations likewise posted a modest increase in revenue.

URC's gross margin improved by 10.0% to ₱6.0 Billion compared to the same period last year of ₱5.5 Billion. However, income from operations was lower by 14.7% to ₱1.5 Billion due to higher operating expenses. Operating expenses increased by 21.5% to ₱4.6 Billion as a result of expanding regional operations and sustained marketing activities.

Net income for fiscal year 2003 is up by 12.7% to ₱1.4 Billion from last year's ₱1.3 Billion resulting in earnings per share of ₱0.84 better than last year's ₱0.74.

Real Estate and Hotels generated total gross revenues of ₱4.10 Billion for fiscal year 2003, an increase of 6% from ₱3.85 Billion of total gross revenues for fiscal year 2002. RLC's Commercial Centers Division contributed 57% to the Company's gross revenues. Operating profit for the year was ₱982.6 Million, an increase of 17% from ₱842.8 Million the previous year. RLC's net income increased by 20% to ₱721 Million compared to ₱600 Million for the same period last year.

The Commercial Centers Division accounted for ₱2.34 Billion of the real estate revenues for the year, as against ₱2.02 Billion last year. The 16% increase in revenues of the Commercial Centers Division is due to the improved rental of space in existing malls in Ermita, Pampanga, Iloilo and Pasig, and the excellent take-up of new malls opened in Sta. Rosa, Cagayan de Oro and in Dasmarinas, Cavite.

The Company's High Rise Buildings Division relalized gross revenues of ₱908 Million, down by 9% from ₱999 Million last year, due to the completion of Robinsons Place Residences, the twin tower project in Ermita, Manila and the Robins Equitable Tower. New projects (bloomfields and Galleria Regency) however, started to contribute higher level of realized profits this year. The Division continues to enjoy stable recurring lease income from three of its office buildings, Galleria Corporate Center, Robinsons Equitable Tower and Robinsons Summit Center, and a condominium, the Robinsons Place Residences. Rental income from these four buildings amounted to ₱133.3 Million compared to ₱72.1 Million over the same period last year on account of improved occupancy at Robinsons Summit Center. RLC will launch two new condominium projects in the coming fiscal year – the Gateway Residences in Pioneer, Mandaluyong City and Adriatico Residences in Ermita, Manila.

The Hotels Division generated gross revenues of ₱565.4 Million, a decrease of 19% from ₱697.2 Million in revenues for the same period last year due to the closure of Manila Midtown Hotel on May 31, 2003. The remaining hotel properties, however, continue to enjoy satisfactory occupancy rates inspite of the slump in the industry.

The Housing and Land Development Division reported gross revenues of ₱285.5 Million as against ₱135.7 Million for the same period last year or an increase of 110%. The higher level of completion of existing projects resulted to better realized profits.

Telecommunications revenues rose to ₱6.47 Billion for the year ended December 31, 2003 or a 15.5% increase from ₱5.60 Billion for the year ended December 31, 2002. The increase was attributable to the ₱1.04 Billion revenue by the wireless segment of the Company's business; that is, ₱300.4 Million in DMPI and ₱743.8 Million included in wireline voice revenue. This was partially affected by a drop in local toll revenue by 69.5% due to the increase in non-metered subscribers and domestic toll revenue by 16% brought about by the unabated growth in Short Messaging Services offered by CMTS providers. In addition, monthly recurring charges consisting of line rentals and foreign currency adjustments and installation charges also declined by 13.0% and 22.1%, respectively, in 2003. Data and internet services revenue remained flat between 2003 and 2002 contributing to ₱340.9 Million and ₱354.2 Million, respectively, to DIGITEL's consolidated revenues.

Costs and expenses ballooned to ₱7.01 Billion for the year ended December 31, 2003, or a 61.6% increase from ₱4.35 Billion for the year ended December 31, 2002. The increase is largely due to the costs and expenses of the wireless services segment amounting to ₱2.50 Billion; i.e. ₱816.8 Million in DMPI and ₱1.69 Billion included in wireline voice segment. Primarily, this consisted of marketing, selling and cost of sales, network related expenses and staff-related and other administrative expenses.

As a result of the foregoing, DIGITEL incurred operating loss of ₱539.6 Million in 2003 compared to operating income of ₱1.25 Billion in 2002. It registered a net loss of ₱1.26 Billion in 2003 as against net income of ₱112.6 Million in 2002.

Air Transportation revenues grew by 18.1% to ₱6.09 Billion for the year ended December 31, 2003 from last year's ₱5.16 Billion mainly due to improved domestic operations. On the other hand, operating expenses also increased by 18.4% due to regional operations. This resulted to the decrease in operating income by 32.3% to ₱22.51 Million as against last year's ₱33.24 Million. In addition, provision for income tax significantly increased, from ₱2.45 Million in 2002 to ₱5.78 Million in 2003. Thus, net income substantially decreased by 50.7% to ₱12.4 Million as against last year's net income of ₱25.17 Million.

Petrochemicals revenues amounted to ₱6.71 Billion for the fiscal year ended September 30, 2003, up by 54.4% over last year's ₱4.35 Billion. With improved sales and lower interest charges, net losses decreased to ₱119 Million in 2003 from last year's net loss of ₱847 Million.

Textiles revenues slightly decreased by 6.4% to ₱2.04 Billion for the year ended September 30, 2003 against last year's ₱2.18 Billion. However, gross profit substantially increased to ₱282 Million, 83.84% above from last year's ₱153 Million due to higher selling prices and decrease in cost of sales. Last year's net loss of ₱83.8 Million was recovered to this year's net income of ₱70.9 Million.

Financial Services. Robinsons Savings Bank generated net earnings after tax of ₱132.1 Million for the year ended December 31, 2003, a decrease of 15.8% from last year's net income of ₱157.0 Million. As of December 31, 2003, total resources went down to ₱5.31 Billion from last year's ₱6.21 Billion. Loans slightly improved to ₱1.96 Billion from last year's ₱1.9 Billion while deposits declined to ₱3.85 Billion from last year's ₱4.89 Billion. **JG Summit Capital Markets Corporation** generated revenues of ₱249.5 Million for the year ended December 31, 2003,

slightly down by 4.3% from last year's revenues of P260.6 Million. Net profit substantially dropped by 44.5% to ₱41.7 Million for the year ended December 31, 2003 from last year's net profit of ₱75.1 Million, mainly attributable to higher interest charges and income tax. As of December 31, 2003, total assets stood at ₱3.81 Billion, significantly grew by 45.2% from last year's ₱2.63 Billion mainly due to increase in trading account securities.

Other Business Interests. Printing revenues posted at ₱135.9 Million for the year ended December 31, 2003, up by 21.8% from last year's ₱173.8 Million. Net profit remained flat at ₱0.9 Million with 0.2% growth from last year. Cambridge Electronics Corporation (CEC) ceased commercial operations on July 11, 2003. With such closure, CEC is no longer consolidated and the investment therein is accounted for at cost as of December 31, 2003.

Equity Earnings were reported at ₱720.4 Million for the year ended December 31, 2003, up by 18.9% from last year's equity earnings of ₱649.7 Million.

First Private Power Corporation (FPPC) reported a net income of ₱1.03 Billion, a 37.6% increase from last year's ₱750.71 Million, mainly due to the gain on sale of investment amounting to ₱127.31 Million and the substantial decrease of operating expenses by 45.3% to ₱7.09 Million in 2003 as against ₱12.97 Million in 2002.

UIC Ltd. posted a net loss of SGD121.61 Million in 2003 from a net loss of SGD134.23 Million in 2002. This includes exceptional loss of SGD187.5 Million and SGD206.96 Million in 2003 and 2002 respectively, due to the deficit on revaluation of its investment properties. Excluding the asset revaluation deficit, the attributable profit from operations in 2003 is SGD65.88 Million, down by 9.4% from last year's SGD72.73 Million. The decrease was due mainly to lower rental income and loss on sale of associated companies partially offset by lower tax expense.

UIC Ltd. follows the revaluation method of valuing property, plant and equipment. Since the Group's policy for the valuation of property, plant and equipment is the cost basis, the equity income taken up by the Group represents the adjusted amounts after reversal of the effect of revaluation of the said assets.

Years ended 31 December 2002 vs. 31 December 2001

Foods revenues increased 12.0% from ₱18.88 Billion net sales in 2001 to ₱21.15 Billion net sales for the fiscal year ended September 30, 2002. Despite the present economic slowdown, revenue growth was attained mainly due to the continued solid performance of URC's core business, branded consumer foods group, particularly its international operations in Southeast Asia and China. Likewise, URC's agro-industrial and commodity group operations posted substantial increase in revenue.

URC's gross profit margins increased by ₱170.7 Million or 3.2%, to ₱5.5 Billion in fiscal 2002 from ₱5.3 Billion in fiscal 2001. Income from operations also grew from ₱1.4 Billion to ₱1.7 Billion, translating into a 26.7% increase. This is attributable to URC's sustained marketing activities, continuous efforts of achieving operating efficiencies, effective supply chain management particularly in inventories and raw and packaging materials.

Net income for fiscal year 2002 increased by ₱192.9 Million, or 18.2% to ₱1.25 Billion from last year's ₱1.06 Billion.

Real Estate and Hotels revenues were ₱3.85 Billion for fiscal year 2002, an impressive increase of 13.1% from ₱3.41 Billion of total gross revenues for fiscal year 2001. The growth is largely attributed to the consistent high-level performance of RLC's Commercial Centers Division which contributed 53% to the Company's gross revenues.

Operating profit for the year was ₱842.8 Million, a decrease of 21% from ₱1.07 Billion the previous yea due to additional depreciation amounting to about ₱406 Million which resulted from the change in depreciable life of building and improvements from 33 years to 20 years. The adjustment was made to better reflect the estimated period during which these assets will remain in service.

RLC's net income decreased by 25.1% to ₱600.1 Million compared to ₱801.8 Million for the same period last year on account of increased depreciation.

Revenues of the Commercial Centers Division amounted to ₱2.02 Billion. The 36% improvement from last year's ₱1.49 Billion was due mainly to the improved rental of space in existing malls and the excellent take-up of new malls opened in Iloilo, Pampanga, Novaliches and Pasig.

RLC's High Rise Building Division realized gross revenues of ₱990.1 Million, up by 17% from ₱855.8 Million last year. The unprecedented growth is largely due to the success of Robinsons Place Residences, the twin project in Ermita, Manila. Additionally, the Division continues to enjoy recurring lease income from three of its office buildings. RLC will launch two new condominium projects in the coming fiscal year – the Gateway Residences in Pioneer, Mandaluyong City and Adriatico Residences in Ermita, Manila.

The Hotels Division generated gross revenues of ₱697.2 Million, a decrease of 7.3% from ₱751.9 Million in revenues for the same period last year. RLC's hotel, however, continue to enjoy satisfactory occupancy rates inspite of the slump in the industry.

The Housing and Land Development Division reported gross revenues of ₱135.7 Million as against ₱305.2 Million for the same period last year or a decline of 55.6%. The division's operations have been affected by the unfavorable outlook of the housing industry as a whole.

Telecommunications revenues decreased by 14.0% from ₱6.52 Billion for the year ended December 31, 2001 to ₱5.60 Billion for the year ended December 31, 2002. Contributory factors to the reduction in revenues were the declining domestic toll and local toll revenues due to the increasing popularity of the Short Message Service offered by CMTS providers and the lower foreign currency adjustment caused by declining trend in foreign exchange rates.

Operating and general expenses fell by 14.3% from last year's ₱5.08 Billion to ₱4.35 Billion in 2002. The decline was attributable to lower depreciation and amortization in 2002 caused by full depreciation of assets by the end of 2001. Lower provision for doubtful accounts, advertising and repairs contributed to the reduction in operating expenses as well.

Considering the factors above, DIGITEL reported an operating income of ₱1.25 Billion in 2002 down by 12.6% from last year's ₱1.43 Billion. Net income in 2002 amounted to ₱112.6 Million, 56.5% lower than last year's ₱157.2 Million.

Air Transportation revenues improved by 37.1% to ₱5.16 Billion for the year ended December 31,2002 from last year's ₱3.76 Billion. Such improvement was mainly attributed to international operations that started in November 2001. However, operating costs also increased due also to the international flight operations, thus operating income from ₱61.9 Million in 2001 to ₱33.2 Million in 2002. Net profit increased by 23.4% from last year's ₱38.7 Million to ₱38 Million in 2002.

Petrochemicals revenues amounted to ₱4.35 Billion for the fiscal year ended September 30, 2002, up by 9.7% over last year's ₱3.96 Billion. With improved sales and lower interest charges, net losses for 2002 were narrowed to ₱0.85 Billion from last year's net loss of ₱1.09 Billion.

Textiles revenues went up to ₱2.18 Billion for the fiscal year ended September 30, 2002, or a 5.4% increase over last year's ₱2.06 Billion. Despite slight improvement in revenues, textiles

business swung to a year loss of ₱83.8 Million for the fiscal year ended September 30, 2002 compared to last year's net profit of ₱147.6 Million due to lower gross profit, higher freight and selling expenses and booking of provision for inventory obsolescence.

Financial Services. **Robinsons Savings Bank** generated net earnings after tax of ₱157.1 Million for the year ended December 31, 2002, up by 75.7% from last year's net income of ₱75.2 Million. As of December 31, 2002, total resources grew to ₱6.21 Billion from last year's ₱2.99 Billion due to acquisition of additional branches in 2002. Loans improved to ₱1.90 Billion from last year's ₱1.51 Billion while deposits grew to ₱4.89 Billion from last year's ₱1.10 Billion. **JG Summit Capital Markets Corporation** generated revenues of ₱260.6 Million for the year ended December 31, 2002, slightly down by 1.0 % from last year's revenues of ₱258.6 Million. Despite slight drop in revenues, net profit soared to ₱74.8 Million for the year ended December 31, 2002 from last year's net profit of ₱22.8 Million, mainly attributable to lower interest charges. As of December 31, 2002, total assets stood at ₱2.63 Billion, slightly up by 7.4% from last year's ₱2.45 Billion.

Other Business Interests. Electronics revenues were reported at ₱495.2 Million, down by 40.7% from last year's ₱835.4 Million due to lower sales volume and average selling price. Net loss for the year ended September 30, 2002 increased by 17.8% to ₱40.4 Million from last year's ₱34.3 Million. **Printing** revenues were posted at ₱173.8 Million for the year ended December 31, 2002, up by 13.8% from last year's ₱152.6 Million. Net profit remained flat at ₱0.9 Million with 4.2% growth from last year.

Equity Earnings were reported at ₱649.7 Million for the year ended December 31, 2002, up by 28.7% from last year's equity earnings of ₱504.6 Million.

UIC, Ltd. posted a net loss of US$134.23 Million in 2002 from a net loss of US$21.51 Million in 2001. This includes exceptional loss of US$206.96 Million and US$77.59 Million in 2002 and 2001, respectively, due to the deficit on valuation of its investment properties. Excluding the asset revaluation deficit, the attributable profit from operations in 2002 is US$72.73 Million, up by 29.7% from last year's US$56.08 Million. The improvement in profit was primarily a result of lower finance costs and provision for foreseeable losses in properties held for sale.

UIC, Ltd. Follows the revaluation method of valuing property, plant and equipment. Since the Group's policy for the valuation of property, plant and equipment is the cost basis, the equity income taken up the Group represents the adjusted amounts after reversal of the effect of valuation of the said assets.

FINANCIAL POSITION

March 31, 2004 vs. March 31, 2003

As of March 31, 2004, the Company's balance sheet remains solid, with consolidated assets of ₱170.40 Billion from ₱173.22 Billion as of December 31, 2003. Current ratio stood at 1.48:1.

Cash and cash equivalents decreased from ₱10.03 Billion as of December 31, 2003 to ₱7.95 Billion as of March 31, 2004. The principal sources of cash were from operating activities and investing activities amounting to ₱2.66 Billion and ₱567.2 Million, respectively. As of March 31, 2004, net cash used in financing activities amounted to ₱5.22 Billion. Temporary cash investments, which consist mostly of investments in debt securities, went down by 13.4% from ₱27.87 Billion as of December 31, 2003 to ₱24.14 Billion as of March 31, 2004. Overall, cash and near-cash items (cash and cash equivalents and temporary cash investments) decreased from ₱37.90 Billion as of year-end 2003 to ₱32.09 Billion. The Company does not expect any liquidity problems that may arise in the near future.

Inventories slightly increased by 4.6% from ₱8.52 Billion as of December 31, 2003 to ₱8.91 Billion as of March 31, 2004.

Investments in real properties grew by 5.4% from ₱16.65 Billion as of year-end 2003 to ₱17.56 Billion as of March 31, 2004 due to acquisition of land in Fort Bonifacio and on-going construction of new malls located in Angles, EDSA and Bacolod.

Property, plant and equipment increased by 1.2% from ₱67.93 Billion as of year end 2003 to ₱68.72 Billion as of March 31, 2004. This is mainly attributable to Digitel's continuous capital expenditures for its mobile phone operations.

Other assets rose by 4.1% from ₱5.20 Billion as of December 31, 2003 to ₱5.41 Billion as of March 31, 2004.

Accounts payable and accrued expenses increased by 10.2% from ₱16.40 Billion as of year-end 2003 to ₱18.08 Billion mainly due to higher trade payables.

Notes payable remained flat from ₱11.13 Billion as of December 31, 2003 to ₱11.00 Billion as of March 31, 2004.

Long-term debt, including current portion, went down by 10.5% from ₱69.16 Billion as of December 31, 2003 to ₱61.87 Billion due to maturity of outstanding balance of JG 04 bond in March 2004 and the partial payment of supplier's credit agreement. Total liabilities to equity ratio stood at 1.71:1 and gearing ratio at 1.24:1 as of March 31, 2004. Net debt stood at ₱40.78 billion as of March 31, 2004 and net debt to equity ratio decreased to 0.69:1 from 0.73:1 as of December 31, 2003.

Stockholders' equity grew to ₱58.78 Billion as of March 31, 2004 from ₱58.23 Billion at the end of 2003. Book value per share improved from ₱8.57 per share as of December 31, 2003 to ₱8.65 per share as of March 31, 2004.

As of March 31, 2004, the Company is not aware of any events and uncertainties that would have a material impact on the Company's net sales, revenues, and income from operations and future operations.

December 31, 2003 vs. December 31, 2002

As of December 31, 2003, the Company's balance sheet remains solid, with consolidated assets of ₱173.22 Billion, an increase of 19.7% from last year's ₱144.66 Billion. Current ratio stood at 1.50:1. The Company's indebtedness remained manageable with an improvement in net debt to equity to 0.73:1 as of December 31, 2003 from last year's 0.65:1, though financial debt to equity ratio increased to 1.38:1 in 2003 from 1.00:1 in 2002.

Cash and cash equivalents totaled ₱10.03 Billion as of December 31, 2003, up by 24.5% from last year's ₱8.06 Billion. The principal sources of cash were from financing activities amounting to ₱24.8 Billion. The Company's principal uses of cash have been the acquisition of additional plant, property and equipment in connection with the expansion programs of the Company's operating subsidiaries and debt refinancing. Temporary cash investments, which consist mostly of investments in debt securities, went up by 143.8%. This is due to additional investments in dollar bonds by URC and JG Philippines. Overall, cash and near-cash items (cash and cash equivalents and temporary cash investments) increased from ₱19.49 Billion to ₱37.9 Billion. The Company does not expect any liquidity problems that may arise in the near future.

Receivables grew to ₱16.23 Billion as of December 31, 2003 from last year's ₱14.7 Billion mainly due to higher accrued interest from outstanding investments.

Inventories slightly decreased by 3.9% from ₱8.86 Billion as of December 31, 2002 to ₱8.52 Billion as of December 31, 2003.

Equity investments and advances remained flat with a minor increase of 5.7% from ₱16.92 Billion in 2002 to ₱17.88 Billion as of December 31, 2003. The equity income taken up by the Company during the year amounted to ₱720.4 Million.

Investment in real properties rose by 9.66% from ₱15.19 Billion as of December 31, 2002 to ₱16.65 Billion as of December 31, 2003 due to aggressive construction of various mall projects of the real estate business of the Company.

Property, plant and equipment went up by 11.7% from last year's ₱60.84 Billion to ₱67.93 Billion as of December 31, 2003. The growth was attributable mainly to intensified capital structure build-up of DIGITEL caused by its undertaking into the mobile phone business.

Other assets went down by 26% from ₱7.03 Billion as of December 31, 2002 to ₱5.20 Billion as of December 31, 2003 mainly due to adoption of SFAS 38/IAS 38 which requires expenditures on start up and research to be expensed as incurred. Accordingly, certain subsidiaries changed the method of accounting for developmental and pre-operating expenses and reversed this unamortized portion to conform to the standard.

Accounts payable slightly grew by 6.2% from ₱15.44 Billion as of December 31, 2002 to ₱16.4 Billion as of December 31, 2003 due to higher trade payables.

Notes payable substantially increased by 11.3% from ₱10 Billion as of December 31, 2002 to ₱11.13 Billion as of December 31, 2003 due to additional short-term loans obtained from foreign and local banks.

Long-term debt, including current portion, considerably increased by 50.4% from ₱45.99 Billion as of December 31, 2002 to ₱69.16 Billion as of December 31, 2003 due to issuance of US$425 Million bonds and additional borrowings from foreign and local banks. The issuance of bonds and availment of loans are partially offset by maturity of the outstanding balance of bonds in December 2003.

Total liabilities, excluding minority interest, increased by 31.5% from ₱78.87 Billion as of December 31, 2002 to ₱103.74 Billion as of December 31, 2003.

Minority interest in consolidated subsidiaries grew by 14.7% from ₱9.81 Billion as of December 31, 2002 to ₱11.25 Billion as of December 31, 2003 due to conversion of advances to equity.

Stockholders' equity stood at ₱58.23 Billion as of December 31, 2003, a 4% improvement from last year's ₱55.98 Billion. Book value per share improved from ₱8.24 per share as of December 31, 2002 to ₱8.57 a share as of December 31, 2003.

<u>December 31, 2002 vs. December 31, 2001</u>

As of December 31, 2002, the Company's balance sheet remains solid, with consolidated assets of ₱144.66 Billion, an increase of 3.5% from last year's ₱139.74 Billion. Current ratio stood at 1:1. The Company's indebtedness remained manageable with an improvement in net debt to equity to 0.65:1 as of December 31, 2002 from last year's 0.70:1 and financial debt to equity ratio of 1.00:1, consistent with last year.

Cash & cash equivalents totaled ₱8.06 Billion as of December 31, 2002, up by 132.7% from last year's ₱3.46 Billion. The principal sources of cash were from operating activities amounting to ₱18.18 Billion. The Company's principal uses of cash have been the acquisition of additional plant, property and equipment in connection with the expansion programs of the Company's

operating subsidiaries and payment of short-term borrowings. Temporary cash investments, which consist mostly of investments in debt securities, went down by 34.4%. This is due to termination of cash investments to pay-off short-term obligations. Overall, cash and near-cash items (cash and cash equivalents and temporary cash investments) decreased from ₱20.88 Billion to ₱19.49 Billion. The Company does not expect any liquidity problems that may arise in the near future.

Receivables remained flat at ₱14.70 Billion as of December 31, 2002, down by 1.5% from last year's ₱14.48 Billion mainly due to lower trade receivables.

Inventories - net fell by 12.9% from ₱10.18 Billion as of December 31, 2001 to ₱8.86 Billion as of December 31, 2002 as costs of completed high-rise units amounting to ₱1.63 Billion were reclassified to Investment in Real Properties.

Equity investments and advances remained flat with a slight decrease of 2.6% from ₱17.38 Billion in 2001 to ₱16.92 Billion in 2002. Although equity income taken up by the Company during the year amounted to ₱649.7 Million, the accounts declined due to the offsetting effect of the sale of stake in Toledo Power Corporation and reclassification of advances to receivables.

Investment in real properties-net soared 14.5% from ₱13.27 Billion as of December 31, 2001 to ₱15.19 Billion as of December 31, 2002 due to reclassification of costs of high-rise completed units. Aggressive construction of various mall projects of real estate business of the Company also contributed to the upsurge.

Property, plant and equipment went up by 6.6% from last year's ₱57.05 Billion to ₱60.84 Billion as of December 31, 2002. The growth was attributable to intensified capital structure build-up of DIGITEL caused by its undertaking into the mobile phone business and due to expansion of URC's packaging and flourmill plant facilities.

Other assets went up by 43.5% from ₱5.16 Billion as of December 31, 2001 to ₱7.41 Billion as of December 31, 2002 mainly due to DIGITEL's investment in escrow account representing US dollar time deposits and money market funds with a foreign bank. This investment is exclusively reserved for GSM-related projects.

Accounts payable grew by 33.7% from ₱11.55 Billion as of December 31, 2001 to ₱15.44 Billion as of December 31, 2002 mainly due to increased payables relative to increased deposit liabilities following the expansion of Robinsons Savings Bank branch network.

Notes payable dropped by 11.8% from ₱11.34 Billion as of December 31, 2001 to ₱10.00 Billion as of December 31, 2002 due to payments of foreign currency denominated short term borrowings.

Long-term debt, including current portion, decreased slightly by 2.1% from ₱46.97 Billion as of December 31, 2001 to ₱45.98 Billion as of December 31, 2002, as the Company paid outstanding balance of US$200 Million Global Medium Term Notes in May 2002. The payment, however, was partially offset by the issuance of US$100 Million medium-term guaranteed note in January 2002 and the additional borrowing from a local bank to finance the expansion of URC's packaging plant facilities.

Total liabilities, excluding minority interest, increased by 5.2% from ₱74.98 Billion as of December 31, 2001 to ₱79.87 Billion as of December 31, 2002.

Minority interest in consolidated subsidiaries dropped by 13.05% from ₱11.29 Billion as of December 31, 2001 to ₱9.81 Billion as of December 31, 2002 due to increase in percentage of ownership of the Company in URC and RLC.

Stockholders' equity stood at ₱55.98 Billion as of December 31, 2002, a 4.7% improvement from last year's ₱53.47 Billion. Book value per share improved from ₱7.87 a share as of December 31, 2001 to ₱8.24 a share as of December 31, 2002.

MANAGEMENT

The Board of Directors of JGSHI as of December 31, 2003 is composed of the following:

Name	Age	Position
John Gokongwei, Jr.	77	Director, Chairman Emeritus
James L. Go	64	Director, Chairman of the Board and Chief Executive Officer
Johnson Robert L. Go, Sr.	69	Director, Vice Chairman of the Board
Lance Y. Gokongwei	37	Director, President and Chief Operating Officer
Ignacio O. Gotao	75	Director, Senior Vice President
Lily G. Ngochua	72	Director
Patrick Henry C. Go	33	Director
Gabriel C. Singson	74	Director
Ricardo J. Romulo	70	Director
Cornelio T. Peralta	70	Director
Jose T. Pardo	64	Director

All of the above directors and officers have served their respective offices since the Company's formation in 1990 except for the following directors: Gabriel C. Singson, who was elected in 1999, Patrick Henry C. Go, who was appointed in January 2000, Messrs. Cornelio T. Peralta and Ricardo J. Romulo, who were elected in July 2000, and Mr. Jose T. Pardo who was elected in August 2003.

The independent directors elected to the Board of JGSHI are Messrs. Ricardo J. Romulo and Cornelio T. Peralta.

The directors of the Company are elected at the annual stockholders' meeting and hold office until the next succeeding annual meeting and until their respective successors have been elected and qualified.

The Members of the Advisory Board of JGSHI as of December 31, 2003 are stated hereunder.

Name	Age	Position
Octavio V. Espiritu	60	Member
Oscar S. Reyes	57	Member
Aloysius B. Colayco	53	Member
Washington SyCip	83	Member

The Management of JGSHI as of December 31, 2003 is stated hereunder.

Name	Age	Position
James L. Go	64	Chief Executive Officer
Lance Y. Gokongwei	37	President and Chief Operating Officer
Johnson Robert L. Go, Sr.	69	Executive Vice President
Eugenie M. L. Villena	55	Senior Vice President and Chief Finance Officer
Ignacio O. Gotao	75	Senior Vice President
Constante T. Santos	55	Senior Vice President and Controller
Rosalinda F. Rivera	33	Corporate Secretary

Officers of the Company are appointed or elected annually by the Board of Directors. Appointed or elected officers are to hold office until a successor shall have been elected, appointed or shall have qualified.

FAMILY RELATIONSHIPS

James L. Go and Johnson Robert L. Go, Sr. are brothers of John Gokongwei, Jr.
Lance Y. Gokongwei is the son of John Gokongwei, Jr.
Lily G. Ngochua is the sister of John Gokongwei, Jr.
Patrick Henry C. Go is the nephew of John Gokongwei, Jr.

AUDITED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED 31 DECEMBER 2002 and 2003

JG SUMMIT HOLDINGS, INC.
AND SUBSIDIARIES

Consolidated Financial Statements
December 31, 2003 and 2002
and Years Ended December 31, 2003, 2002 and 2001

and

Report of Independent Auditors

SGV & Co

SyCip Gorres Velayo & Co.
6760 Ayala Avenue
1226 Makati City
Philippines

Phone (632) 891-0307
Fax (632) 819-0872
www.sgv.com.ph

BOA/PRC Reg. No. 0001
SEC Accreditation No. 0012-F

Report of Independent Auditors

The Stockholders and the Board of Directors
JG Summit Holdings, Inc.
43rd Floor, Robinsons-Equitable Tower
ADB Avenue corner Poveda Road, Pasig City

We have audited the accompanying consolidated balance sheets of JG Summit Holdings, Inc. and Subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the Philippines. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of JG Summit Holdings, Inc. and Subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the Philippines.

Sycip Gorres Velayo & Co.

A. B. CABAL
Partner
CPA Certificate No. 15534
SEC Accreditation No. 0068-A
Tax Identification No. 105-342-543
PTR No. 7012954
January 5, 2004
Makati City

April 13, 2004

JG SUMMIT HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	December 31	
	2003	2002 (As restated)
ASSETS		
Current Assets		
Cash and cash equivalents (Note 3)	₱10,030,587,485	₱8,059,423,759
Temporary investments - net (Note 4)	27,870,107,342	11,432,646,764
Receivables - net (Notes 5 and 22)	16,229,244,413	14,695,553,570
Inventories - net (Notes 6 and 13)	8,517,513,521	8,864,082,830
Other current assets (Notes 7 and 20)	2,905,355,466	1,639,353,426
Total Current Assets	65,552,808,227	44,691,060,349
Noncurrent Assets		
Investments in associates and advances - net (Notes 8 and 22)	17,880,784,057	16,920,069,547
Investments in real properties - net (Note 9)	16,654,540,617	15,187,689,347
Property, plant and equipment - net (Notes 10 and 14)	67,929,636,918	60,837,193,159
Other assets (Notes 11, 14 and 20)	5,201,336,828	7,025,940,070
Total Noncurrent Assets	107,666,298,420	99,970,892,123
	₱173,219,106,647	₱144,661,952,472
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts payable and accrued expenses (Note 12)	₱16,399,669,504	₱15,442,006,702
Notes payable (Notes 13)	11,128,216,523	9,996,505,025
Current portion of long-term debt (Notes 10 and 14)	12,878,786,627	12,742,537,441
Estimated land development costs	525,735,086	317,578,875
Income tax payable	73,506,341	136,716,513
Customers' deposits and other current liabilities (Note 20)	2,643,290,775	2,014,170,606
Total Current Liabilities	43,649,204,856	40,649,515,162
Noncurrent Liabilities		
Long-term debt - net of current portion (Notes 10 and 14)	56,279,893,106	33,242,861,948
Due to affiliated companies and other liabilities (Notes 20 and 22)	3,809,581,973	4,976,613,273
Total Noncurrent Liabilities	60,089,475,079	38,219,475,221
Total Liabilities	103,738,679,935	78,868,990,383
Minority Interest in Consolidated Subsidiaries	11,253,503,830	9,812,937,546
Stockholders' Equity (Note 15)		
Common shares	6,895,273,657	6,895,273,657
Additional paid-in capital	5,961,714,437	5,961,714,437
Cumulative translation adjustments	1,210,458,301	894,923,390
Retained earnings	44,881,324,776	42,949,961,348
Treasury shares	(721,848,289)	(721,848,289)
Total Stockholders' Equity	58,226,922,882	55,980,024,543
	₱173,219,106,647	₱144,661,952,472

See accompanying Notes to Consolidated Financial Statements.

JG SUMMIT HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

	Years Ended December 31		
	2003	2002 (As restated)	2001 (As restated)
REVENUE			
Food	₱23,414,734,363	₱21,152,115,832	₱18,883,254,049
Telecommunications	6,470,678,966	5,602,910,636	6,516,975,445
Air transportation	6,091,734,320	5,157,918,072	3,761,551,289
Petrochemicals	6,713,290,277	4,348,919,250	3,962,657,840
Real estate and hotels	4,102,807,938	3,853,388,773	3,406,688,426
Textiles	2,035,654,620	2,175,348,458	2,064,567,888
Other supplementary businesses	160,901,595	687,623,350	997,030,777
Equity in net earnings of associates (Note 8)	720,351,722	649,724,910	504,645,402
Interest, investment and other income	4,200,093,225	4,669,232,545	4,087,758,527
	53,910,247,026	48,297,181,826	44,185,129,643
COST AND EXPENSES			
Cost of sales and services (Note 16)	32,400,647,170	28,185,252,895	24,523,823,475
Operating and other expenses (Note 17)	14,734,284,021	11,451,441,645	11,368,930,948
Interest expense (Notes 13 and 14)	4,951,327,654	4,848,805,188	4,669,091,313
	52,086,258,845	44,485,499,728	40,561,845,736
NET OPERATING INCOME	1,823,988,181	3,811,682,098	3,623,283,907
OTHER INCOME (EXPENSES) - net (Note 18)	75,125,822	(491,568,299)	(37,355,270)
INCOME BEFORE PROVISION FOR INCOME TAX AND NET EARNINGS (LOSSES) APPLICABLE TO MINORITY INTEREST	1,899,114,003	3,320,113,799	3,585,928,637
PROVISION FOR INCOME TAX (Notes 20 and 23)	248,499,765	850,921,380	950,594,903
INCOME BEFORE NET EARNINGS (LOSSES) APPLICABLE TO MINORITY INTEREST	1,650,614,238	2,469,192,419	2,635,333,734
NET EARNINGS (LOSSES) APPLICABLE TO MINORITY INTEREST	(484,664,940)	(7,059,236)	246,771,351
NET INCOME	₱2,135,279,178	₱2,476,251,655	₱2,388,562,383
Basic Earnings Per Share* (Note 21)	₱0.31	₱0.38	₱0.37

* As of December 31, 2002 and 2001, the assumed conversion of convertible bonds is anti-dilutive. Dilutive effect for the EPS in 2003 was no longer computed.

See accompanying Notes to Consolidated Financial Statements.

JG SUMMIT HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Years Ended December 31					
	2003		2002 (As restated)		2001 (As restated)	
	In Shares	Amounts	In Shares	Amounts	In Shares	Amounts
COMMON SHARES - ₱1 par value						
Authorized	14,850,800,000	₱14,850,800,000	14,850,800,000	₱14,850,800,000	14,850,800,000	₱14,850,800,000
Issued:						
Balance at beginning of year	6,895,273,657	6,895,273,657	6,895,273,657	6,895,273,657	6,277,347,185	6,277,347,185
Stock dividends (Note 16)	–	–	–	–	617,926,472	617,926,472
Balance at end of year	6,895,273,657	6,895,273,657	6,895,273,657	6,895,273,657	6,895,273,657	6,895,273,657
ADDITIONAL PAID-IN CAPITAL		5,961,714,437		5,961,714,437		5,961,714,437
CUMULATIVE TRANSLATION ADJUSTMENTS						
Balance at beginning of year		894,923,390		711,472,824		274,409,044
Adjustments during the year		315,534,911		183,450,566		437,063,780
Balance at end of year		1,210,458,301		894,923,390		711,472,824
RETAINED EARNINGS (Note 16)						
Appropriated:						
Balance at beginning of year		8,827,315,950		–		–
Reversal of appropriated retained earnings		(8,827,315,950)		–		–
Transfer from unappropriated retained earnings		8,000,000,000		8,827,315,950		–
		8,000,000,000		8,827,315,950		–
Unappropriated:						
Balance at beginning of year						
As previously reported		42,652,457,701		40,498,891,905		38,930,550,318

(Forward)

	Years Ended December 31					
	2003		2002 (As restated)		2001 (As restated)	
	In Shares	**Amounts**	In Shares	Amounts	In Shares	Amounts
Effect of change in accounting for:						
Preoperating expenses (Note 2)		(₱682,435,724)		(₱704,997,315)		(₱775,303,821)
Provisions (Note 2)		979,939,371		883,730,899		875,328,385
As restated		42,949,961,348		40,677,625,489		39,030,574,882
Net income		2,135,279,178		2,476,251,655		2,388,562,383
Transfer to appropriated retained earnings		(8,000,000,000)		(8,827,315,950)		–
Stock dividends - 10%		–		–		(617,926,472)
Cash dividends - ₱0.03 per share in 2003 and 2002 and ₱0.02 per share in 2001		(203,915,750)		(203,915,796)		(123,585,304)
Balance at end of year		36,881,324,776		34,122,645,398		40,677,625,489
		44,881,324,776		42,949,961,348		40,677,625,489
TREASURY SHARES (Note 16)	(98,082,000)	(721,848,289)	(98,082,000)	(721,848,289)	(98,082,000)	(721,848,289)
		₱58,226,922,882		₱55,980,024,543		₱53,524,238,118

See accompanying Notes to Consolidated Financial Statements.

JG SUMMIT HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31		
	2003	2002 (As restated)	2001 (As restated)
CASH FLOWS FROM OPERATING ACTIVITIES			
Income before income tax and net earnings (losses) applicable to minority interest	₱1,899,114,003	₱3,320,113,799	₱3,585,928,637
Adjustments to reconcile income before income tax and net earnings (losses) applicable to operating income before changes in operating accounts:			
Depreciation	6,517,247,022	6,141,837,086	5,748,253,291
Interest expense	4,941,556,515	4,848,805,188	4,669,091,313
Interest income	(2,697,826,692)	(3,243,489,449)	(3,241,088,166)
Equity in net earnings of associates (including goodwill amortization)	(720,351,722)	(649,724,910)	(504,645,402)
Provision for doubtful accounts	655,107,809	672,974,852	634,424,064
Provision for (recovery from) decline in value of marketable equity securities and temporary cash investments	(378,456,549)	104,580,252	414,223,964
Amortization	220,775,089	521,929,737	477,178,886
Provision for inventory losses	43,119,998	132,690,871	18,896,968
Gain on repurchase of bonds	(12,576,520)	(7,503,350)	(157,036,323)
Unrealized foreign exchange gain	(8,348,429)	(122,020,199)	(143,790,115)
Loss on sale of equity investments	–	202,222,697	–
Operating income before changes in operating accounts	10,459,360,524	11,922,416,574	11,501,437,117
Decrease (increase) in:			
Receivables	(2,188,798,652)	(891,008,144)	(1,195,713,853)
Inventories	303,449,311	1,184,969,229	(2,305,759,883)
Other current assets	(822,859,247)	239,919,083	(300,526,840)
Other assets	1,656,361,846	(1,756,891,176)	(520,799,193)
Increase (decrease) in:			
Accounts payable and accrued expenses	957,662,802	3,263,854,113	(1,006,286,786)
Customers' deposits and other current liabilities	638,140,554	1,139,824,611	431,249,210
Estimated liability for aircraft maintenance			
Net cash generated from operations	11,003,317,138	15,103,084,290	6,603,599,772
Interest received	2,697,826,693	3,243,489,449	2,452,947,345
Interest paid	(4,941,556,516)	(4,848,805,188)	(2,340,040,111)
Income taxes paid	(506,829,810)	(733,320,851)	(519,904,932)
Net cash provided by operating activities	8,252,757,505	12,764,447,700	6,196,602,074
CASH FLOWS FROM INVESTING ACTIVITIES			
Decrease (increase) in:			
Temporary investments	(16,059,004,029)	5,677,757,388	(2,979,722,634)
Investments in real properties	(1,258,695,059)	(2,210,627,059)	(2,260,946,290)
Investments in associates and advances	75,172,123	594,933,358	59,772,287

(Forward)

	Years Ended December 31		
	2003	2002 (As restated)	2001 (As restated)
Decrease (increase) in:			
Property, plant and equipment	(₱13,830,465,870)	(₱10,449,573,453)	(₱10,644,299,788)
Deferred credits			
Cash dividends received	–	–	220,000,000
Net cash used in investing activities	(31,072,992,835)	(6,387,509,766)	(15,605,196,425)
CASH FLOWS FROM FINANCING ACTIVITIES			
Cash dividends paid	(203,915,750)	(203,915,796)	(123,585,304)
Increase (decrease) in:			
Long-term debt	23,194,205,293	(989,408,440)	(905,481,952)
Notes payable	1,131,711,498	(1,343,982,671)	8,042,121,288
Due to affiliated companies and other liabilities	(1,255,833,209)	2,101,907,565	344,826,628
Minority interest in consolidated subsidiaries	1,925,231,224	(1,345,763,681)	(150,864,197)
Net cash provided by (used in) financing activities	24,791,399,056	(1,781,163,023)	7,207,016,463
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	1,971,163,726	4,595,774,911	(2,201,577,888)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	8,059,423,759	3,463,648,848	5,665,226,736
CASH AND CASH EQUIVALENTS AT END OF YEAR	₱10,030,587,485	₱8,059,423,759	₱3,463,648,848

See accompanying Notes to Consolidated Financial Statements.

JG SUMMIT HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. General Information

JG Summit Holdings, Inc. (the Company) was incorporated in the Republic of the Philippines on November 23, 1990 and listed on the Philippine Stock Exchange on August 9, 1993.

The Company is the holding company of the JG Summit Group (the Group), with principal business interests in branded consumer foods, agro-industrial and commodity food products, real property development, hotels, textiles, banking and financial services, telecommunications, petrochemicals, air transportation and power generation. In addition, the Company has business interests in other sectors, including printing, packaging and printed circuit board manufacturing.

The Company, through its subsidiaries, conducts business throughout the Philippines, but primarily in and around Metro Manila where it is based, and in the regions of Visayas and Mindanao. The Company also has branded food businesses in the People's Republic of China and the Association of Southeast Asian Nations region, and an interest in a property development business in Singapore.

The Company's registered office address and principal place of business is at the 43rd Floor, Robinsons-Equitable Tower, ADB Avenue corner Poveda Road, Pasig City.

The Company's and its consolidated subsidiaries' employees averaged at 14,351 in 2003 and 14,475 in 2002.

The accompanying consolidated financial statements of JG Summit Holdings, Inc. and Subsidiaries were authorized for issue by the Audit Committee and the Board of Directors (BOD) on April 13, 2004.

2. Summary of Significant Accounting Policies

Basis of Financial Statement Preparation

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the Philippines (Philippine GAAP) using the historical cost convention, except for certain derivative instruments that are carried at fair value.

Changes in Accounting Policies

On January 1, 2003, the Group adopted the following accounting standards:

- Statement of Financial Accounting Standards (SFAS) 8/International Accounting Standard (IAS) 8, *Deferred Foreign Exchange Differences*, eliminates the deferral of foreign exchange losses arising from long-term monetary items. In previous years, such foreign exchange losses were deferred and amortized. The adoption of this standard has no material impact on the accompanying consolidated financial statements.

- SFAS 10/ IAS 10, *Events After the Balance Sheet Date*, prescribes the accounting and disclosures related to adjusting and non-adjusting subsequent events. Additional disclosures required by the standard were included in the financial statements, principally the date of authorization for issuance of the financial statements.

- SFAS 22/IAS 22, *Business Combinations*, requires that an acquisition where an acquirer can be identified should be accounted for by the purchase method. Any goodwill arising from the acquisition should be amortized generally over 20 years and reviewed for impairment. The adoption of this standard has no effect on the Group's goodwill amortization on its investments in investees carried at equity method since existing goodwill is amortized over a period not exceeding 20 years.

- SFAS 37/IAS 37, *Provisions, Contingent Liabilities and Contingent Assets*, provides the criteria for the recognition and bases for measurement of provisions, contingent liabilities and contingent assets. Accordingly, certain subsidiaries changed their method of accounting for provisions, contingent liabilities and contingent assets.

- SFAS 38/IAS 38, *Intangible Assets*, establishes the criteria for the recognition and measurement of intangible assets. It also requires that expenditures on research, start-up, training, advertising and relocation be expensed as incurred. Accordingly, certain subsidiaries changed their method of accounting for developmental and preoperating expenses and reversed their unamortized developmental and preoperating expenses to conform to the standard. Previously, such expenses were deferred and amortized.

Adoption of SFAS 37/IAS 37 and SFAS 38/IAS 38 in 2003 resulted to an increase in net income amounting to ₱118.7 million and ₱78.7 million in 2003 and 2002, respectively. The effect of the change was accounted for retroactively and the comparative consolidated financial statements for 2002 and 2001 have been restated.

New Accounting Standards Subsequent to 2003

The Accounting Standards Council has approved certain new accounting standards that will be effective subsequent to 2003. The standards relevant to the financial statements of the Group follow:

- SFAS 12/ IAS 12, *Income Taxes*, effective in 2004, prescribes the accounting treatment for current and deferred income taxes. The standard requires the use of a balance sheet liability method in accounting for deferred income taxes. It requires the recognition of a deferred tax liability and, subject to certain conditions, deferred tax asset for all temporary differences with certain exceptions. The standard provides for the recognition of a deferred tax asset when it is probable that taxable income will be available against which the deferred tax asset can be used. It also provides for the recognition of a deferred tax liability with respect to asset revaluations.

- SFAS 17/IAS 17, *Leases*, effective in 2004, prescribes the accounting policies and disclosures applicable to finance and operating leases. Finance leases are those that transfer substantially all risks and rewards of ownership to the lessee.

A lessor is required to record finance leases as receivables at an amount equal to the net investment in the lease. Lease income should be recognized on the basis of a constant periodic rate of return on the lessor's outstanding net investment. A lessor should present as an asset and depreciate accordingly assets that are subject to operating leases. Rental income from operating leases should be recognized by the lessor on a straight-line basis over the lease term unless another systematic basis is more representative of the time pattern of the user's benefit.

- SFAS 21/IAS 21, *The Effects of Changes in Foreign Exchange Rates*, effective in 2005, provides restrictive conditions for the capitalization of foreign exchange losses. Accordingly, certain companies within the Group will no longer be able to capitalize foreign exchange differentials effective January 1, 2005. On such date, any remaining balance of the capitalized foreign exchange differentials, except for the interest differential component of capitalized foreign exchange losses representing borrowing costs (see Note 10) will be adjusted retroactively against retained earnings and comparative consolidated financial statements will be restated. Capitalizable borrowing costs during the construction period shall continue to be capitalized to the property, plant and equipment account. As of December 31, 2003, the undepreciated capitalized foreign exchange losses amounted to ₱5,889.7 million (see Note 10).

The Group will adopt the foregoing new standards when they become effective. The Group has not yet determined the financial impact of the adoption of these standards.

Basis of Consolidation

The consolidated financial statements include the financial statements of the Company and the following wholly and majority-owned subsidiaries:

Subsidiaries	Effective Percentage of Ownership	
	2003	2002
Food:		
Universal Robina Corporation (URC) and Subsidiaries	**86.12**	88.64
Telecommunications:		
Digital Telecommunications Philippines, Inc. and Subsidiaries (DIGITEL)	**49.90**	49.91
Air Transportation:		
Cebu Air, Inc. (CAI)	**100.00**	100.00
CP Air Holdings, Inc.	**100.00**	100.00
Petrochemicals:		
JG Summit Petrochemical Corporation (JGSPC)	**82.28**	80.00
Real Estate and Hotels:		
Robinsons Land Corporation (RLC) and Subsidiaries	**91.89**	92.03
Adia Development and Management Corporation	**100.00**	100.00
International Capital and Financial Services:		
Express Holdings, Inc. (EHI) and a Subsidiary	**100.00**	100.00

(Forward)

Subsidiaries	Effective Percentage of Ownership 2003	2002
JG Summit Capital Services Corp. (JGSCSC) and Subsidiaries	**100.00**	100.00
JG Summit (Cayman), Ltd. (JGSCL)	**100.00**	100.00
JG Summit Philippines Ltd. (JGSPL) and Subsidiaries	**100.00**	100.00
JG Summit Limited (JGSL)	**100.00**	100.00
Textiles:		
Litton Mills, Inc.	**100.00**	100.00
Westpoint Industrial Mills Corporation	**100.00**	100.00
Supplementary Businesses:		
Cebu Pacific Manufacturing Corporation	**100.00**	100.00
Hello Snack Foods Corporation	**100.00**	100.00
JG Cement Corporation	**100.00**	100.00
Premiere Printing Company, Inc.	**100.00**	100.00
Savannah Industrial Corporation	**100.00**	100.00
Terai Industrial Corporation	**100.00**	100.00
Unicon Insurance Brokers Corporation	**100.00**	100.00
Cambridge Electronics Corporation (CEC)	–	100.00

On August 9, 2001, DIGITEL established Digitel Capital Philippines, Ltd. (DCPL), a wholly owned subsidiary, which will engage in any activity allowed under any law of the British Virgin Islands. As of December 31, 2003, DCPL has not yet started commercial operations.

On September 18, 2001, DIGITEL established Digitel Mobile Philippines Inc. (DMPI), a wholly owned subsidiary, which will provide wire and wireless public and private telecommunication services.

On July 24, 2002, the Company's BOD approved the recommendation by management to convert its debt into equity in its 80%-owned subsidiary, JGSPC. In 2003, the Company entered into a Restructuring Agreement with JGSPC and Marubeni Corporation, the other stockholder of JGSPC, to undertake the quasi-reorganization of JGSPC. The quasi-reorganization of JGSPC, which was approved by the Securities and Exchange Commission (SEC) on September 30, 2003, increased the equity ownership of the Company in JGSPC to 82.28%.

On July 11, 2003, the BOD of CEC approved the closure of CEC. With such closure, CEC is no longer consolidated and the investment therein is accounted for at cost as of December 31, 2003. Prior year consolidated financial statements were not restated.

The excess of cost of an acquisition over the Company's interest in the fair value of the net identifiable assets and liabilities acquired as of the date of exchange transaction is recorded as goodwill and recognized as an asset in the consolidated balance sheets. With respect to investments in associates, goodwill is included in the carrying amount of the investments. Goodwill is carried at cost less accumulated amortization and accumulated impairment losses and is amortized on a straight-line basis over a period of 10 to 20 years.

Negative goodwill represents the unamortized balance of the net excess of equity in fair value of net assets at dates of acquisition over costs relating to the acquisition of shares of stock of certain consolidated subsidiaries. Negative goodwill is presented in the same balance sheet classification as goodwill.

Under Philippine GAAP, it is acceptable to use, for consolidation purposes, the financial statements of subsidiaries for fiscal periods differing from that of the Company if the difference is not more than three months. Subsidiaries in the following businesses have a financial year-end of September 30: food, textiles, real estate and hotels, petrochemicals and substantially all subsidiaries in supplementary businesses.

Except as stated otherwise, consolidated financial statements are prepared using uniform accounting policies for like transactions and other events in similar circumstances. All significant intercompany transactions and balances are eliminated in consolidation.

Revenue and Cost Recognition

Revenue is recognized when it is probable that the economic benefits associated with the transaction will flow to the Group and the amount can be reliably measured. The Group recognizes revenue when goods are shipped to the buyer. Revenues are measured at the fair value of the consideration received or receivable, net of any trade discounts and volume rebates.

Service fees from tolling activities are recognized as revenue when the related services have been rendered.

Revenues from a subsidiary's telecommunications operations include the value of all telecommunications services provided, net of free usage allocations, discounts and promotions credited to the subscribers' bills. Revenues are recognized when earned and stated net of the share of other foreign and local carriers and content providers, if any, under existing correspondence and interconnection, and settlement agreements. Telecommunications services provided to postpaid subscribers are billed throughout the month according to the bill cycle of subscribers. As a result of bill cycle cut-off, service revenues earned but not yet billed at end of month are estimated and accrued. These estimates are based on actual usage less estimated free usage using historical ratio of free over billable usage.

Inbound revenues and outbound charges are based on agreed transit and termination rates with other foreign and local carriers and content providers. Inbound revenues represent settlement received from telecommunications providers who sent traffic to the subsidiary's network, while outbound charges represent settlement to telecommunications providers for traffic originating from the subsidiary's network. Uncollected inbound revenues are included under the Receivables - net account in the consolidated balance sheets, while unpaid outbound charges are included under the Accounts payable and accrued expenses account in the consolidated balance sheets.

Both the inbound revenues and outbound charges are accrued based on actual volume of traffic monitored by the subsidiary from the switch. Adjustments are made to the accrued amount for discrepancies between the traffic volume per the subsidiary's records and per records of other carriers. The adjustments are recognized as these are determined and are mutually agreed on by the parties.

Installation fees received from landline subscribers are also credited to the Revenues account in the consolidated statements of income. The related labor costs on installation, which exceed the installation fees, are also charged to operations.

Proceeds from sale of handsets, phonekits, accessories and subscriber identity module cards/packs and one-time registration fees received from certain mobile subscribers are also included under the Revenues accounts in the consolidated statements of income.

The proceeds from sale of prepaid cards are initially recognized as deferred revenues shown under Accounts payable and accrued expenses account in the consolidated balance sheets. Revenue is realized upon actual usage of the airtime value of the card, net of free service allocation, or expiration of the unused value of the card, whichever comes earlier. Interconnection fees and charges arising from the actual usage of prepaid cards are recorded as incurred.

Unearned discounts are recognized as income over the life of the loan using the interest method. Interest income on nondiscounted receivables is recognized based on the accrual method of accounting, except in the case of nonaccruing receivables. Interest income in these nonaccruing loans is recognized upon actual collection.

Loan commitment fees are recognized as earned over the terms of the credit lines granted to each borrower.

Service charges and penalties are recognized only upon collection or are accrued when there is reasonable degree of certainty as to its collectibility.

Passenger ticket and cargo waybill sales are recorded as a current liability in the Unearned Revenue account until recognized as revenue when the transportation service is provided. Revenue from charter flights and excess baggage are immediately recognized as revenue when the transportation service is provided.

Real estate sales of a subsidiary are generally accounted for under the full accrual method. Under this method, the gain on sale is recognized when: (a) the collectibility of the sales price is reasonably assured; (b) the earnings process is virtually complete; and, (c) the seller does not have a substantial continuing involvement with the subject properties. The collectibility of the sales price is considered reasonably assured when: (a) the buyers have actually confirmed their acceptance of the related loan applications after the same have been delivered to and approved by either the banks or other financing institutions for externally-financed accounts; or (b) the full downpayment comprising a substantial portion of the contract price is received and the capacity to pay and credit worthiness of buyers have been reasonably established for sales under the deferred cash payment arrangement. When a sale does not meet the requirements for income recognition, gain is deferred until such requirements are met.

Real estate sales where the subsidiary has material obligations under the sales contracts to provide improvements after the subject properties are sold are accounted for under the percentage-of-completion method. Under this method, the gain on sale is recognized as the related obligations are fulfilled.

If any of the criteria under the full accrual method or the percentage-of-completion method is not met, the deposit method is applied until all the conditions for recording a sale are met. Pending recognition of sale, cash received from buyers are presented under the Customers' deposits and other liabilities account in the consolidated balance sheets.

Cost of subdivision land, condominium and residential units sold before completion of the project is determined based on actual costs and project estimates of contractors and technical staff.

The cost to complete the development of sold subdivision land, condominium and residential units presented under the Estimated land development costs account in the consolidated balance sheets. Interest costs on loans which are directly attributable to the construction are capitalized, while the development is in progress.

A subsidiary leases out its commercial real estate properties to others through operating leases. Rental income on leased properties is recognized as earned based on the terms of the lease contracts.

Revenues from hotel operations are recognized when services are rendered. Revenues from banquets and other special events are recognized when the events take place. Rental income on leased areas of the hotel is recognized as earned based on the terms of the lease contracts.

Deferred Commissions and Subsidies

Subscriber acquisition costs pertaining to postpaid subscriptions which primarily include commissions and handset subsidy, are deferred and amortized over the base contract period, which is 24 months from the date in which they are incurred. Deferred commissions and subsidies are shown under the Other assets account in the consolidated balance sheets. The related amortizations of subscriber acquisition costs are charged against current operations.

The subsidiary performs an overall realizability test to support the deferral of the subscriber acquisition costs. An overall realizability test, a basis to estimate net cash inflow, is done by determining the minimum contractual revenue after deduction of direct costs associated with the service contract over the base contract period. This is in accordance with the provisions of Financial Accounting Standards Board, SFAS No. 91, *Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases*, (as explained in the Staff Accounting Bulletin (SAB) No. 104, *Topic 13: Revenue Recognition*) which provides that costs can be deferred and amortized if there is a nonrefundable contract or a reliable basis for estimating net cash inflows under a revenue producing contract which exists to provide a basis for recovery of incremental direct costs.

Cash and Cash Equivalents

Cash includes cash on hand and in banks. Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash with original maturities of three months or less from dates of placements and that are subject to insignificant risk of change in value.

Receivables

Receivables are recognized and carried at original invoice amount or outstanding principal balance less allowances for probable losses and unearned discounts.

Finance receivables are classified as nonaccruing or nonperforming in accordance with Bangko Sentral ng Pilipinas (BSP) regulations, or when, in the opinion of management, collection of interest or principal is doubtful. Finance receivables are not reclassified as accruing until interest and principal payments are brought current or the loans are restructured in accordance with existing BSP regulations, and future payments appear assured.

Temporary Investments

Temporary investments are comprised of long-term debt securities and marketable equity securities. Investments in marketable equity securities are stated at lower of cost or market. Unrealized and realized gains and losses on decline in market value are accounted for directly to current operations.

Inventories

Inventories are valued at the lower of cost or net realizable value, after allowance for inventory obsolescence. Costs incurred in bringing each product to its present location and condition are generally accounted for as follows:

Finished goods, work-in-process raw materials and packaging materials - determined using the average method; cost includes direct materials and labor and a proportion of manufacturing overhead costs based on normal operating capacity.

Materials in-transit - purchase cost on a specific identification basis.

Spare parts and other supplies - determined using the first-in, first-out method.

Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and estimated costs necessary to make the sale.

An allowance for inventory losses is provided for slow-moving, obsolete and defective inventories based on management's physical inspection and evaluation. When inventories are sold, the cost and related allowance are removed from the accounts and the difference is charged to operations.

Investments in Associates

Investments in associates are accounted for under the equity method of accounting. An associate is an entity in which the Company and its subsidiaries have a significant influence and which is neither a subsidiary nor a joint venture.

Investments in associates are carried in the consolidated balance sheets at cost plus post-acquisition changes in the Company's and its subsidiaries' share in the net assets of the associates, less any impairment in value. The consolidated statements of income reflect the Company's and its subsidiaries' share in the results of operations of the associates. Unrealized gains arising from intercompany transactions are eliminated to the extent of the Company's and its subsidiaries' interest thereon. Unrealized losses are eliminated similarly but only to the extent of the Company's and its subsidiaries share thereon. Dividends received are treated as a reduction in the carrying values of the investments.

The Company's and its subsidiaries investments in associates include goodwill on acquisition (net of any accumulated amortization and any impairment in value). Goodwill represents the excess of the cost of acquisition over the fair value of identifiable net assets of the investee at the date of acquisition which is not identifiable to specific assets. Goodwill is amortized on a straight-line basis over a 10 to 20-year period. Goodwill is reviewed for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable.

Amortization of goodwill is included under the Equity in net earnings of associates account in the consolidated statements of income.

Investments in the following associates are accounted for under the equity method:

Affiliates	Effective Percentages of Ownership 2003	2002
Sterling Holdings and Security Corporation	49.00	49.00
Hunt-Universal Robina Corporation	43.06	44.32
Joyco-Universal Robina Corporation	43.06	44.32
Jobstreet.com Philippines, Inc.	40.00	40.00
United Industrial Corp., Limited (UIC Limited)	25.12	25.12
Bayantrade Dotcom, Inc.	20.50	20.50
First Private Power Corporation	20.00	20.00
Cebu Light Industrial Park, Inc.	20.00	20.00
Cambridge Multi-Chem Electronics Corporation	–	50.00
Cambridge Electronics Europe, Ltd.	–	20.00

Investment in shares of stock of companies in which the Company and its subsidiaries do not exercise significant influence are carried at cost less any substantial and presumably permanent decline in aggregate carrying values of these investments.

Investments in Real Properties

Investments in land are carried at cost less any impairment in value. Land improvements and buildings are carried at cost less accumulated depreciation and impairment in value, if any. All costs that are directly attributable to the construction of the building are capitalized, including interest incurred during the construction period. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, as follows:

Land improvements	10 years
Building and improvements	20 years

Property, Plant and Equipment

Property, plant and equipment and capital leases are carried at cost less accumulated depreciation and amortization and, any impairment in value.

The initial cost of property, plant and equipment comprises its purchase price, including import duties and non-refundable purchase taxes and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Cost also includes the cost of borrowed funds used during construction and installation of significant property, plant and equipment and foreign exchange differential arising from restatement to prevailing exchange rate of foreign currency denominated liabilities related to the acquisition of property. Expenditures incurred after the property, plant and equipment have been put into operation, such as repairs and maintenance and overhaul costs, are normally charged to income in the period the costs are incurred. In situations where it can be clearly demonstrated that the expenditures have resulted in an increase in the future economic benefits expected to be obtained from the use of an item of property, plant and equipment beyond its originally assessed standard of performance, the expenditures are capitalized as an additional cost of property, plant and equipment. When assets are retired or otherwise disposed of, both the cost and the related accumulated depreciation, amortization and any impairment losses are removed from the accounts, and any resulting gain or loss is credited or charged to current operations.

Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets, as follows.

Land improvements	10 to 40 years
Building and improvements	10 to 50 years *
Machinery and equipment	4 to 50 years *
Outside plant facilities	15 years
Investments in cable facilities	15 years
Central office equipment	15 years
Furniture, fixtures and equipment	5 years
Transportation equipment	5 years
Flight equipment and others	5 years
Leased facilities	3 years

* *Revised*

The useful life and the depreciation and amortization method are reviewed periodically to ensure that the period and method of depreciation and amortization are consistent with the expected pattern of economic benefits from items of property, plant and equipment.

As a result of the periodic review of the estimated useful lives and depreciation methods applied to property, plant and equipment, the management of a subsidiary concluded that there has been a significant change in the expected pattern of economic benefits from machinery and equipment and buildings of the subsidiary. The subsidiary prospectively revised the estimated useful lives of machinery and equipment from 30 years to 50 years and buildings from 40 years to 50 years. The change was accounted for as change in accounting estimate (see Note 10).

Projects under construction represent properties under construction and are stated at cost. This includes cost of construction, borrowing costs and other direct costs. Projects under construction are transferred to the related property and equipment account when the construction or installation and related activities necessary to prepare the property and equipment for their intended use are complete and ready for service. Projects under construction are not depreciated until such time as the relevant assets are complete and put into operational use.

Starting January 1, 2003, in accordance with the provisions of Standing Interpretations Committee (SIC) - 23, *Property, Plant and Equipment - Major Inspection or Overhaul Costs*, the cost of major inspection or overhaul of an item of property and equipment of a certain subsidiary occurring at regular intervals over the useful life of the asset and made to allow the continued use of the asset should be capitalized and accounted for as a component of the asset when (a) the subsidiary has identified as a separate component of the asset an amount representing major inspection or overhaul and has already depreciated that component to reflect the consumption of benefits which are replaced or restored by the subsequent major inspection or overhaul; (b) it is probable that future economic benefits associated with the asset will flow to the subsidiary; and (c) the cost of the major inspection or overhaul to the enterprise can be measured reliably (see Changes in Accounting Policies - SFAS 37/IAS 37, *Provisions, Contingent Liabilities and Contingent Assets*).

<u>Impairment of Assets</u>
An assessment is made at each balance sheet date of whether there is any indication of impairment of any long-lived asset and intangible asset, or whether there is any indication that an impairment

loss previously recognized for an asset in prior years may no longer exist or may have decreased. If any such indication exists and where the carrying values exceed the estimated recoverable amounts, the assets or cash-generating unit are written down to their recoverable amounts. An asset's recoverable amount is calculated as the higher of the asset's value in use or its net selling price.

An impairment loss is recognized only if the carrying amount of an asset exceeds its recoverable amount. An impairment loss is charged to the profit and loss account in the year in which it arises.

A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the recoverable amount of an asset, but not to an amount higher than the carrying amount that would have been determined (net of any depreciation and amortization) had no impairment loss been recognized for the asset in prior years. A reversal of an impairment loss is credited to current operations.

Debt Issuance Expenses

Underwriting fees and other expenses incurred in connection with the issuance of bonds and notes are deferred and are amortized over the lives of the respective debt securities issued. Debt issuance expenses are included in the Other assets account in the consolidated balance sheets.

Provisions

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where the Group expects a provision to be reimbursed, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain.

Borrowing Costs

Borrowing costs are generally expensed as incurred. Interest and other finance costs incurred during the construction period on borrowings used to finance property development (included under subdivision land and condominium and residential units for sale, investments in land and improvements and buildings and property, plant and equipment) are capitalized to the appropriate asset accounts. Capitalization of borrowing costs commences when the activities to prepare the asset are in progress and expenditures and borrowing costs are being incurred. The capitalization of these borrowing costs ceases when substantially all the activities necessary to prepare the asset for sale or its intended use are complete. If the carrying amount of the asset exceeds its recoverable amount, an impairment loss is recorded. Capitalized borrowing cost is based on the applicable weighted average borrowing rate.

Foreign Currency Translation/Transactions

In the preparation of consolidated financial statements, the financial statements of foreign subsidiaries which are regarded as foreign entities are translated using the current rate method. Under this method, all assets and liabilities are translated using the closing exchange rates prevailing at balance sheet date, and revenues and expenses at the average exchange rate for the year. The resulting translation adjustments are reflected under the Accumulated translation adjustments account in the consolidated statements of changes in stockholders' equity.

Transactions denominated in foreign currencies during the year are recorded in the respective functional currencies of the Company and its subsidiaries using exchange rates prevailing at

transaction dates. Foreign currency-denominated monetary assets and liabilities are restated using the closing exchange rates at balance sheet date. Exchange gains or losses arising from foreign currency transactions are credited or charged to current operations, except as stated below.

Additionally, under Philippine GAAP, any exchange difference that result from a devaluation or from depreciation of a currency against which there is no practical means of hedging and that affect liabilities arising directly on the acquisition of assets invoiced and payable in foreign currency is included in the carrying amount of the related assets.

Consistent with Philippine GAAP, the Group capitalizes as part of the cost of the assets acquired or constructed, foreign exchange translation adjustments on foreign currency liabilities incurred in the acquisition and construction of property, plant and equipment.

Retirement Costs

Certain subsidiaries' retirement costs are determined using various methods such as the attained age cost method and age actuarial cost method which reflects the services rendered by the employees to the date of valuation and incorporates assumptions concerning employees' projected salaries. Unrecognized experience adjustments and past service costs are amortized over the expected remaining working lives of the employees. On the other hand, the Company and the other subsidiaries and associates accrue estimated retirement costs to meet the provisions of Republic Act (RA) No. 7641.

Income Taxes

The Group follows the balance sheet liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial reporting bases of assets and liabilities and their related tax bases, the carryforward benefits of the excess of minimum corporate income tax (MCIT) over regular corporate income tax and the tax effect of net operating loss carryover (NOLCO). The MCIT may be applied against income tax liability for the next three years, while NOLCO may be claimed as tax deductions within the next three years. Deferred tax assets and liabilities are measured using the tax rate applicable to taxable income in the years in which those temporary differences are expected to be recovered or settled, and MCIT and NOLCO are expected to be applied.. A valuation allowance is provided for the portion of deferred tax assets, if any, which is not expected to be realized in the future.

Earnings Per Share

Basic earnings per share (EPS) is computed by dividing net income applicable to common stock (net income less dividends on preferred stock) by the weighted average number of common shares issued and outstanding during the year, adjusted for any subsequent stock dividends declared. Diluted EPS is computed by dividing net income applicable to common stock plus interest and amortization expense (net of income tax) on securities assumed to be converted by the weighted average number of common shares issued and outstanding during the year after giving effect to assumed conversion of potential common shares and the retroactive effect of stock dividends declared.

Derivative Instruments

Certain subsidiaries use forward exchange contracts and cross-currency swaps with varying maturities. These foreign exchange transactions are entered into as a means of managing well-defined foreign currency risks and providing greater flexibility in managing cash flows.

Translation gains or losses on these foreign exchange transactions are computed by multiplying the forward/swap notional amounts by the difference between the spot exchange rates prevailing on balance sheet date and the spot exchange rates on the contract inception date (or the last reporting date). The resulting translation gains or losses are offset against the translation losses or gains on the underlying hedged transactions. Any premium or discount is amortized over the period of the contract and charged or credited to current operations. Net interest income/expense on cross-currency swaps is accrued as of balance sheet date.

Certain subsidiaries are party to various derivative contracts which are entered into for trading purposes. These are marked to fair value with the changes in fair value accounted for directly through earnings. Amounts contracted are recorded as contingent accounts which are not included in the statements of condition. Realized and unrealized gains and losses on such contracts are recognized as current income or expense.

Segments

The Group's operating businesses are organized and managed separately according to the nature of the products and services provided, with each segment representing a strategic business unit that offers different products and serves different markets. Financial information on business segments is presented in Note 25.

Contingencies

Contingent liabilities are not recognized in the consolidated financial statements. They are disclosed unless the possibility of an outflow of resources embodying economic benefits is remote.

A contingent asset is not recognized in the financial statements but disclosed when an inflow of economic benefits is probable.

Subsequent Events

Post-year-end events that provide additional information about the Group's position at the balance sheet date (adjusting events) are reflected in the consolidated financial statements. Post-year-end events that are not adjusting events are disclosed in the notes to the consolidated financial statements, when material.

3. Cash and Cash Equivalents

Cash and cash equivalents consist of the following:

	2003	2002
Cash on hand and in banks (Note 22)	**₱2,305,311,245**	₱4,185,461,864
Money market placements	**7,725,276,240**	3,873,961,895
	₱10,030,587,485	₱8,059,423,759

Cash in banks earns interest at the respective bank deposit rates. Money market placements are made for varying periods depending on the immediate cash requirements of the Group, and earn interest at the respective short-term investment rates.

4. **Temporary Investments**

This account includes investments in foreign bonds amounting to ₱23,433.8 million in 2003 and ₱9,323.3 million in 2002, net of allowance for market decline of ₱2,182.3 million in 2003 and ₱2,198.1 million in 2002.

This account also includes marketable securities subject of sold put options with an aggregate notional amount of US$25.0 million in 2003. The net mark-to-market change on these options amounting to ₱21.4 million loss is included in the net income for the period. The total mark-to-market value of outstanding sold put options as of December 31, 2003 amounted to ₱59.4 million.

5. **Receivables**

Receivables consists of:

	2003	2002
Trade receivables	**₱8,704,367,644**	₱8,450,057,490
Related parties (Note 22)	**3,129,048,707**	2,960,622,342
Finance receivables - net of unearned income	**2,050,869,406**	1,954,574,146
Interest receivable	**1,510,047,971**	828,580,584
Advances to suppliers	**558,434,494**	535,624,837
Other receivables	**1,706,704,330**	1,155,541,182
	17,659,472,552	15,885,000,581
Less allowance for probable losses	**1,430,228,139**	1,189,447,011
	₱16,229,244,413	₱14,695,553,570

Finance receivables represent receivables from customers of Robinsons Savings Bank (RSB) Corp., a subsidiary of JGSCSC.

6. **Inventories**

Inventories consist of:

	2003	2002
At cost:		
Finished goods	**₱1,851,326,351**	₱1,640,308,514
Raw materials	**1,916,538,028**	1,967,596,970
Materials in-transit	**1,014,940,404**	1,141,215,959
	4,782,804,783	4,749,121,443
At net realizable value:		
Work-in-process	**350,366,352**	378,343,409
Spare parts, packaging materials and other supplies	**2,002,054,745**	2,446,130,482

(Forward)

	2003	2002
Poultry and hog breeder stock, market stock and by-products	₱539,560,669	₱517,646,321
Subdivision land and condominium and residential units for sale	959,609,818	864,714,417
Allowance for inventory obsolescence	(116,882,846)	(91,873,242)
	3,851,591,584	4,206,834,629
	₱8,517,513,521	₱8,864,082,830

Under the terms of the agreements covering liabilities under trust receipts amounting to ₱2.6 billion in 2003 and 2002, certain inventories have been released to certain subsidiaries in trust for the banks. Certain subsidiaries are accountable to the banks for the value of the trusteed inventories or their sales proceeds.

7. Other Current Assets

This account consists of:

	2003	2002
Input tax	₱1,587,110,945	₱809,458,630
Deferred tax assets (Note 20)	796,429,317	353,286,523
Other prepaid expenses	257,964,669	207,177,153
Prepaid insurance	116,597,104	90,826,352
Deferred expenses	115,685,867	112,955,207
Other current assets	31,567,564	65,649,561
	₱2,905,355,466	₱1,639,353,426

Deferred expenses represent off-milling costs incurred by certain subsidiaries during the year, which are applicable to the next crop year. These costs will be charged to production costs when regular milling for the next crop year commences.

8. Investments in Associates and Advances

This account consists of investments in:

	2003	2002 (As restated)
At equity:		
Acquisition cost	₱11,657,713,849	₱11,158,399,502
Accumulated equity in net earnings:		
Balance at beginning of year		
As previously stated	1,857,143,099	1,451,321,436
Effect of change in accounting for preoperating expenses - share in reversal of unamortized preoperating expenses (Note 2)	(23,201,376)	(23,201,376)
As restated	1,833,941,723	1,428,120,060

(Forward)

	2003	2002 (As restated)
Equity in net earnings for the years, net of amortization of goodwill	**720,351,722**	649,724,910
Effect of change in accounting for investment in CEC from equity to cost method (Note 2)	**(1,683,227)**	–
Sale of investments	**–**	(114,129,719)
Cash dividends received	**(307,214,155)**	(129,773,528)
Balance at end of year	**2,245,396,063**	1,833,941,723
	13,903,109,912	12,992,341,225
At cost - net of allowance for decline in value ₱150.1 million in 2003 and 2002	**2,180,593,572**	2,023,152,836
Advances (Note 22)	**1,797,080,573**	1,904,575,486
	₱17,880,784,057	₱16,920,069,547

The Company's equity in the net assets of its associates and the related percentages of ownership follow:

	Percentage of Ownership		Equity in Net Assets	
	2003	2002	2003	2002
Foreign:				
UIC Limited	**25.1%**	25.1%	**₱12,905,200,231**	₱11,845,358,740
Digitel Crossing	**40.0%**	40.0%	**275,783,876**	286,341,968
Domestic:				
First Private Power Corporation	**20.0%**	20.0%	**401,480,748**	435,021,956
Others	**Various**	Various	**320,645,057**	425,618,561
			₱13,903,109,912	₱12,992,341,225

Financial information of a significant associate (amounts in millions, except EPS):

UIC Limited	2003	2002
Total current assets	**₱8,696.7**	₱10,068.2
Total assets	**114,854.2**	117,889.3
Total current liabilities	**12,478.2**	13,800.5
Total liabilities	**26,852.5**	25,549.5
Net income	**2,154.2**	2,096.3
EPS	**1.56**	1.52

UIC Limited follows the revaluation method of valuing property, plant and equipment. Since the Group's accounting policy for the valuation of property, plant and equipment is the cost basis, the financial information above on UIC Limited represents the adjusted amounts after reversal of the effect of revaluation on the said assets.

On April 1, 2002, the Company's BOD and stockholders of EHI approved the assignment of its partnership interest in Toledo Power Corporation and the sale of its investment in Toledo Holdings Corp. to ARB Power Ventures, Inc. and Mirant (Philippines) Resources Development Corporation, respectively. The total excess of the carrying amount of investments sold over the selling price amounting to ₱52.1 million is shown as Loss on sale of investments included under Other income (expense) account in the 2002 consolidated statements of income (see Note 18).

As discussed in Note 2, the BOD of CEC approved the closure of CEC on July 11, 2003. With such closure, CEC is no longer consolidated and the investment therein is accounted for at cost as of December 31, 2003.

9. Investments in Real Properties

This account consists of investments in:

	2003	2002
Land and improvements	**₱4,216,498,239**	₱4,119,166,923
Buildings and improvements	**13,757,439,147**	12,327,631,365
	17,973,937,386	16,446,798,288
Less accumulated depreciation and amortization	**3,337,504,113**	2,660,589,839
	14,636,433,273	13,786,208,449
Construction in progress	**2,018,107,344**	1,401,480,898
	₱16,654,540,617	₱15,187,689,347

Interest expense on loans capitalized to investment in properties amounted to ₱318.0 million, ₱385.0 million and ₱445.0 million in 2003, 2002 and 2001, respectively.

On April 29, 2003, the BOD of a subsidiary authorized the closure of the hotel operations of Manila Midtown Hotel, a division of RLC, effective May 31, 2003. Costs related to the closure amounted to about ₱60.0 million.

10. Property, Plant and Equipment

Property, plant and equipment are classified as follows:

	December 31, 2002	Additions	Disposals/Others	December 31,2003
Cost				
Land and improvements	₱2,390,616,991	₱17,217,376	(₱42,809,671)	**₱2,365,024,696**
Buildings and improvements	10,105,571,412	371,264,359	219,592,664	**10,696,428,435**
Outside plant facilities	11,796,589,249	101,445,000	100,951,000	**11,998,985,249**
Machinery and equipment	29,574,499,237	1,523,757,686	(761,468,662)	**30,336,788,261**
Central office equipment	9,889,651,994	158,078,000	88,005,000	**10,135,734,994**
Transportation, furnishing and other equipment	5,845,353,249	620,690,918	(100,169,276)	**6,365,874,891**
Investments in cable systems	952,531,000	32,160,000	–	**984,691,000**
Flight equipment and others	4,364,773,666	686,837,480	(1,098,215,860)	**3,953,395,286**
Construction in progress and equipment in transit	10,162,376,118	10,096,753,503	(739,272,840)	**19,519,856,781**
Leased facilities	4,419,920,840	–	–	**4,419,920,840**
	₱89,501,883,756	₱13,608,204,322	(₱2,333,387,645)	**₱100,776,700,433**

	December 31, 2002	Depreciation, Amortization and Provision for Impairment Loss	Disposals/Others	December 31, 2003
Accumulated Depreciation and Amortization and Allowance for Impairment Loss				
Land and improvements	₱230,486,148	₱40,611,341	(₱7,653,577)	**₱263,443,912**
Buildings and improvements	2,500,665,064	498,088,123	(21,244,471)	**2,977,508,716**
Outside plant facilities	3,818,246,841	770,981,400	(400)	**4,589,227,841**
Machinery and equipment	11,953,527,876	1,964,858,517	(327,545,501)	**13,590,840,892**
Central office equipment	2,741,176,207	706,726,500	(200)	**3,447,902,507**
Transportation, furnishing and other equipment	3,209,519,460	776,018,596	(107,386,152)	**3,878,151,904**
Investment in cable systems	–	12,298,000	–	**12,298,000**
Flight equipment and others	2,077,682,808	543,023,884	(981,767,142)	**1,638,939,550**
Leased facilities	2,133,386,193	315,364,000	–	**2,448,750,193**
	₱28,664,690,597	₱5,627,970,361	(₱1,445,597,443)	**₱32,847,063,515**

	2002	2003
Net Book Value		
Land and improvements	₱2,160,130,843	**₱2,101,580,784**
Buildings and improvements	7,604,906,348	**7,718,919,719**
Outside plant facilities	7,978,342,408	**7,409,757,408**
Machinery and equipment	17,620,971,361	**16,745,947,369**
Central office equipment	7,148,475,787	**6,687,832,487**
Transportation, furnishing and other equipment	2,635,833,789	**2,487,722,987**
Investment in cable systems	952,531,000	**972,393,000**
Flight equipment and others	2,287,090,858	**2,314,455,736**
Construction in progress and equipment in transit	10,162,376,118	**19,519,856,781**
Leased facilities	2,286,534,647	**1,971,170,647**
	₱60,837,193,159	**₱67,929,636,918**

Change in Accounting Estimates

As discussed in Note 2, as a result of the periodic review of the estimated useful lives and depreciation methods applied to property, plant and equipment, the management of a subsidiary concluded that there has been a significant change in the expected pattern of economic benefits from machinery and equipment and buildings. The subsidiary prospectively revised the estimated useful lives of machinery and equipment from 30 years to 50 years and buildings from 40 years to 50 years. The change was accounted for as a change in accounting estimates. The change in the estimated useful lives resulted in a decrease in the depreciation expense of machinery and equipment and buildings in 2003 by about ₱130.0 million and ₱9.0 million, respectively.

Sources of Funds

A significant source of financing for the subsidiaries' acquisitions of property, plant and equipment is derived from foreign loans requiring repayment in currencies other than Philippine pesos, principally United States dollars (see Note 14).

Financial Lease Agreement

The leased facilities account represents the net present value of the future lease payments covering the local exchange facilities being leased from the Department of Transportation and Communication under the Financial Lease Agreement for a term of 30 years. The corresponding lease obligation is included in Long-term Debt. The present value of future lease payments for the next five years (in millions) are as follows: 2004 - ₱175.2; 2005 - ₱168.2; 2006 - ₱158.9; 2007 - ₱148.9, 2008 - ₱140.2.

Capitalized Costs

Certain property accounts include the following capitalized costs:

a) Interest on loans
   Interest charges on loans capitalized to the subsidiaries' property accounts amounted to ₱366.2 million in 2003, ₱439.9 million in 2002, and ₱527.0 million in 2001.

b) Foreign exchange losses
   Capitalized foreign exchange losses (inclusive of borrowing costs) net of foreign exchange gains amounted to ₱1,224.7 million in 2003, ₱633.5 million in 2002 and ₱1,077.4 million in 2001. In light of SFAS 21/IAS 21 which is effective January 1, 2005 and which provides stringent conditions on capitalization of foreign exchange losses, management is in the process of segregating the borrowing cost component of the capitalized foreign exchange losses. Management intends to adopt SFAS 21/IAS 21 effective January 1, 2005 which means the borrowing cost component of capitalized foreign exchange losses shall be retained as part of Property, plant and equipment and the remaining balance shall be adjusted against Retained earnings. As of December 31, 2003, the unamortized foreign exchange losses amounted to about ₱5,889.7 million.

Impairment Loss

In 2003, a subsidiary booked impairment losses amounting to ₱374.0 million to record the write-down of the net book value of certain specialized machinery and equipment.

11. **Other Assets**

This account consists of:

	2003	2002 (As restated)
Goodwill - net	**₱1,380,572,796**	₱894,666,692
Miscellaneous deposits (Note 24)	**670,703,249**	737,944,337
Miscellaneous investments	**638,944,577**	632,703,179
Deferred commissions and subsidies	**554,468,112**	–
Bond issue costs - net (Note 14)	**545,172,355**	430,868,702
Deferred tax assets (Note 20)	**247,142,587**	415,383,983
Investment in escrow accounts	–	2,867,511,525
Others	**1,164,333,152**	1,046,861,652
	₱5,201,336,828	₱7,025,940,070

As discussed in Note 2, certain subsidiaries adopted SFAS 38/IAS 38 and accordingly reversed their unamortized deferred and preoperating expenses in order to conform to standard. Previously, such expenses were deferred and amortized. The change in accounting for developmental and preoperating expenses was accounted for retroactively and comparative statements for 2002 and 2001 have been restated. The change increased net income in 2002 and 2001 by ₱72.3 million and ₱78.7 million, respectively.

12. Accounts Payable and Accrued Expenses

This account consists of:

	2003	2002
Trade payables	**₱5,729,936,743**	₱4,250,093,730
Accrued expenses (Note 19)	**5,433,999,502**	4,052,097,643
Finance liabilities	**4,030,495,563**	4,965,925,844
Related parties (Note 22)	**60,378,712**	114,585,230
Other payables (Note 24)	**1,144,858,984**	2,059,304,255
	₱16,399,669,504	₱15,442,006,702

Accrued expenses and other payables include accruals for interest expense, retirement cost and various expenses.

Finance liabilities represent deposit liabilities of RSB as of December 31, 2003 and 2002.

13. Notes Payable

Notes payable represents various short-term Philippine peso and US dollar-denominated loans obtained from local and foreign banks at prevailing market rates.

Breakdown of notes payable as to security follows:

	2003	2002
Secured:		
Subsidiaries	**₱2,637,093,573**	₱2,584,104,163
Unsecured:		
Company	**542,700,000**	127,700,000
Subsidiaries	**7,948,422,950**	7,284,700,862
	8,491,122,950	7,412,400,862
	₱11,128,216,523	₱9,996,505,025

The foregoing secured notes payable in 2003 and 2002 are covered by certain inventories amounting to ₱2.8 billion and ₱1.8 billion, respectively.

14. **Long-term Debt**

Long-term debt consists of:

	2003	2002
Company:		
Foreign Currencies:		
Loan from a foreign bank at interest rate of London Interbank Offered Rate (LIBOR) plus spread; payable in 14 equal semi-annual amortizations	**₱5,170,573,998**	₱–
Philippine Peso:		
Term loan from a local bank	**1,000,000,000**	–
Long-term commercial paper maturing up to 2003, interest is payable quarterly at the rate agreed upon with the creditors	**–**	1,500,000,000
	6,170,573,998	1,500,000,000
Subsidiaries:		
Foreign Currencies:		
Suppliers' credit agreements with maturities up to 2007, at interest rates of 1.5% to 2% over LIBOR	**13,665,736,495**	13,258,461,398
JG Summit (Cayman) Ltd. (JGSCL) US$300 million 3½% Convertible Bonds	**–**	5,482,446,046
US$200 million 8.375% Notes Due 2004	**4,323,757,010**	4,142,362,390
JG Summit Limited (JGSL) 9.25% US$100 million Notes Due 2006	**5,419,635,000**	5,325,400,000
JG Summit Philippines, Ltd. (JGSPL) Guaranteed Floating Rate Notes and Term Loan Facility Agreement US$102.3million Due 2006	**4,852,657,800**	5,447,884,200
Universal Robina (Cayman), Ltd. (URCL) US$100 million 8 3/8% Notes Due 2006	**2,893,499,579**	2,789,627,070
JGSPL US$300 million, 8.25% Notes Due 2008	**16,286,698,000**	–
URC Philippines, Limited (URCPL) US$125 million 9% Notes Due 2008	**6,859,625,000**	–
DIGITEL Zero Coupon 12% Convertible Bonds Due 2013	**10,911,188**	–
Various borrowings from banks payable in 14 and 16 semi-annual installments at interest rates of 1.5% to 2% over 180-day LIBOR	**1,809,770,496**	2,331,435,259

(Forward)

	2003	2002
Various loans from foreign banks, payable in semi-annual installments at interest rates ranging from 3.86% to 8.07%	**₱1,567,556,199**	₱1,349,106,787
Minimum capacity purchase agreement	**750,411,000**	798,810,000
	58,440,257,767	40,925,533,150
Philippine Peso:		
Capital lease obligation (see Note 10)	**2,475,539,962**	2,483,408,260
URC 5-Year Promissory note payable in 6 semi-annual amortization with remaining balance at maturity	**1,000,000,000**	1,000,000,000
RLC ₱1,000 Million Bonds	**1,000,000,000**	–
Philippine Sugar Corporation restructured loan payable in 25 equal annual amortizations	**72,308,006**	76,457,979
	4,547,847,968	3,559,866,239
	69,158,679,733	45,985,399,389
Less current portion	**12,878,786,627**	12,742,537,441
	₱56,279,893,106	₱33,242,861,948

Except for the liability under the minimum capacity purchase agreement, the repayment of the long-term debt follows:

	2003	2002
2003	**₱–**	₱12,742,537,441
2004	**12,878,786,627**	7,671,356,573
2005	**5,161,789,065**	3,831,167,783
2006	**17,470,811,034**	16,449,754,904
2007	**1,504,910,404**	2,816,253,824
2008	**25,410,462,313**	–
Thereafter	**5,981,509,290**	1,675,518,864
	₱68,408,268,733	₱45,186,589,389

The liability under the minimum capacity purchase agreement is payable based on the actual material capacity purchased.

The exchange rates used to restate the foreign currency borrowings were ₱55.586 to US$1.00 and ₱53.254 to US$1.00 as of December 31, 2003 and 2002, respectively, except for the foreign currency borrowings of certain subsidiaries with fiscal year ending September 30, which were restated at ₱54.877 to US$1.00 and ₱52.410 to US$1.00 in 2003 and 2002, respectively.

Underwriting fees and other expenses incurred in connection with the issuance of bonds and notes have been deferred and are being amortized over the terms of the respective debt securities issued. Accumulated amortization included under Other assets account in the consolidated balance sheets amounted to ₱607.3 million and ₱566.9 million as of December 31, 2003 and 2002, respectively.

Certain loan agreements contain provisions which, among others, require the maintenance of specified financial ratios at certain levels and impose negative covenants which, among others, prohibit a merger or consolidation with other entities, dissolution, liquidation or winding-up except with any of its subsidiaries; prohibit purchase or redemption of any issued shares or reduction of registered and paid-up capital or distribution of assets resulting in capital base impairment. As of December 31, 2003 and 2002, the subsidiaries covered by the aforementioned loan agreements are in compliance with such loan covenants.

The following significant transactions affected the Company's long-term debt:

Long-term Commercial Paper
On March 1, 1996, the Company was granted authority by the SEC to issue long-term commercial papers (LTCPs) amounting to ₱5.0 billion. As of December 31, 2002, outstanding issuances by the Company of LTCPS amounted to ₱1.5 billion. The LTCPs were fully settled in 2003. Interest rates ranged from 5.5% to 9.5% per annum.

JGSCL 3 ½% Convertible Bonds
The Company is contingently liable as guarantor of 3 ½% Convertible Bonds Due 2003 (the Bonds) issued by its wholly owned subsidiary, JGSCL. As of December 31, 2002, the outstanding balance of the Convertible Bonds amounted to US$102.9 million (₱5,482.4 million).

Unless previously purchased and cancelled or redeemed, the Bonds are convertible into the Company's common shares up to November 23, 2003; provided, however, that subject to existing constitutional limitations, the Company shall have the option to pay the cash equivalent to the converting bondholder. The Bonds are redeemable at the option of JGSCL, in whole or in part, at 100% of their principal amount plus accrued interest to the date of redemption subject to certain conditions.

Under the terms and conditions of the Bonds, neither the Company, JGSCL nor any principal subsidiary (subsidiary whose gross revenues or total assets exceed 15% of the consolidated gross revenues or consolidated assets of the Group where the percentage of ownership exceeds 50%), will create or permit to subsist any mortgage, charge, pledge, lien or other form of encumbrance or security interest upon the whole or any part of its property, assets or present or future revenues to secure any public debt. Exceptions are when, at the same time or prior thereto, JGSCL's obligations under the Convertible Bonds and the indenture dated December 23, 1993 (the Indenture) or, as the case may be, the Company's obligations under the Indenture agreement:

(i) are secured equally and ratably therewith or benefit from a guaranty or indemnity in substantially identical terms thereto, as the case may be; or

(ii) have the benefit of such other security, guaranty, indemnity or other arrangement as shall be approved by the extraordinary resolution of the bondholders.

These convertible bonds were fully settled in 2003.

JGSL 9.25% Notes Due 2006
On January 4,2002, the Company established JGSL, a wholly owned subsidiary incorporated as an international business company with limited liability under the laws of the British Virgin Islands.

In January 2002, JGSL issued US$100 million, 9.25% Notes due 2006 which are unconditionally and irrevocably guaranteed by the Company. The terms and conditions of the Notes provide for a negative pledge and financial covenants to be complied with by JGSL and the Company starting 2002. As of December 31, 2003, the outstanding balance of the Notes amounted to US$100.0 million (₱5,419.6 million)

JGSPL Guaranteed Floating Rate Notes and Term Loan Facility Agreement

Guaranteed Floating Rate Notes
In August 2001, JGSPL issued Guaranteed Floating Rate Notes Due 2006, with the Company as guarantor. As of December 31, 2003, outstanding balance of the Guaranteed Floating Rate Notes amounted to US$37.3 million (₱2,073.3 million).

Under the agreement, the obligations of the Company will constitute direct, unconditional, unsecured and unsubordinated obligations of the Company and will rank pari passu with all other present and future unsecured and unsubordinated obligations of the Company, save for such as may be preferred by mandatory provisions of applicable law.

Term Loan Facility Agreement
On the same date, JGSPL entered into a Term Loan Facility Agreement, with the Company as guarantor. As of December 31, 2003, the outstanding balance of the loan amounted to US$50.0 million (₱2,779.3 million). The term loan has a put option where creditor-banks may request repayment from JGSPL of the whole or any part of its participation in the loan on September 10, 2004, the option date.

Under the term loan facility agreement, neither JGSPL nor the Company shall procure that no major subsidiary (URC, RLC and DIGITEL) will create or permit to subsist, any security interest (means any mortgages, pledge, lien, charge, assignment or arrangement having the effect of conferring security) of any of its assets. However, this does not apply to the following security interests: (a) over any asset in favor of an export credit agency securing an amount not more than the amount financed or guaranteed by that export credit agency in connection with the acquisition of that asset; or (b) securing any loan or credit accommodation classified by the Manual of Regulations for Banks and Other Financial Intermediaries of the Bangko Sentral ng Pilipinas as a loan or credit accommodation made by a bank or a financial institution to its directors, officers, stockholders and their related interests; or (c) securing supplier's credit incurred in the ordinary course of business of the borrowing entity; or (d) arising in the ordinary course of the trade finance business; or (e) as set out in the agreement and securing principal amounts outstanding on the agreement date.

In addition, neither JGSPL nor the Company shall procure that no major subsidiary shall: (a) sell, transfer or otherwise dispose of any of its assets to a third party on terms whereby it is or may be leased to or reacquired or acquired by the Company or any of its related subsidiaries and entities; or (b) sell, transfer or otherwise dispose of any of its receivables to a third party on recourse terms, except for the discounting of bills or notes in the ordinary course of trading, in circumstances where the transaction is entered into primarily as a method of incurring indebtedness except where the sole purpose of the transaction is tax management.

URCL 8 3/8% Notes Due 2006

On December 19, 1996, URCL issued US$100 million 8 3/8 % Notes Due 2006 guaranteed by URC. Unless previously redeemed or purchased and cancelled, the Notes will be redeemed at their principal amount, plus accrued and unpaid interest, on December 19, 2006. URCL reacquired US$0.5 million worth of the 8 3/8% Notes in 2003 which resulted to a gain of ₱0.2 million. Related gain on reacquisition is included under Other income (expenses) account in the consolidated statements of income.

JGSPL 8.25% Guaranteed Notes Due 2008

In June 2003, JGSPL issued US$ 300 million 8.25% Guaranteed Notes Due 2008 which are unconditionally and irrevocably guaranteed by the Company. Unless previously purchased and cancelled the 8.25% Guaranteed Notes will be redeemed at their principal amount on June 20, 2008.

Bayerische Hypo-und Vereinsbank Loans

On October 26, 2001 (as amended on January 25, 2002), the Company, on behalf of its subsidiary, DIGITEL, entered into a loan agreement with Bayerische Hypo-und Vereinsbank AG (Vereinsbank), Munich in order to refinance the latter's contract with Alcatel, to the extent covered by the insurance of Compagnie Francaise d'Assurance pour le Commerce Exterieur S.A. (COFACE), a credit insurance agency. The maximum estimated balance of the loan amounts to US$98.49 million, out of which US$93.97 million will be used to finance up to 85% of the contract value with Alcatel and US$4.52 million will be used to finance 100% of the COFACE premium. Under the loan agreement, the borrower shall ensure that its obligations pursuant to the loan agreement will rank at least pari passu with all other not subordinated obligations of the borrower. As of December 31, 2003, the outstanding balance of the loan amounted to US$93.0 million (₱5,170.5 million).

URC entered into two credit-term loan facilities with Vereinsbank, in order to finance the supply of certain property and equipment for its biaxially-oriented polypropylene plant. Details of the loans follow:

	2003	2002	Maturity Date	Interest Rate
Line 1	₱190,912,845	₱155,487,038	September 12, 2005	EURIBOR/USD LIBOR ranging from 2.94% to 4.061% per annum
Line 2	462,599,972	572,021,804	April 30, 2008	EURIBOR/USD LIBOR ranging from 2.86% to 4.26% per annum
Total	₱653,512,817	₱727,508,842		

URC also entered into credit-term loan facilities with the Vereinsbank to finance the supply of certain property and equipment for its flour mill plant. The outstanding balance bears interest at floating rate based on the US Dollar LIBOR plus certain margins per annum. This loan is payable in 14 equal, consecutive, semi-annual payments starting 6 months after the weighted average delivery period of all units or at the latest starting 6 months after August 1, 2002, whichever date shall occur earlier, with the last repayment installment due October 15, 2009.

URCPL 9% Guaranteed Notes

On February 5, 2003, URCPL issued US$125 million, 9% Guaranteed Notes Due 2008 which are unconditionally and irrevocably guaranteed by URC. Unless previously redeemed or purchased and cancelled, the 9% Guaranteed Notes will be redeemed at their principal amount, plus accrued

and unpaid interest, on February 6, 2008. Related terms and conditions provide for financial covenants to be complied with by URCPL and URC.

DIGITEL Zero Coupon Convertible Bonds

On November 24, 2003, DIGITEL issued Zero Coupon Convertible Bonds Due 2013 (the Bonds) with face value of US$31.11 million and issue price of US$10.02 million. As of December 31, 2003, the outstanding balance of the Zero Coupon Convertible Bonds amounted to US$10.19 million or ₱566.60 million.

Unless previously converted, cancelled or redeemed, the Zero Coupon Convertible Bonds are convertible into DIGITEL's common shares at ₱1 par value at the end of the tenth year after the issue date and are redeemable at the option of DIGITEL, in whole or in part, at the end of each year starting one year after the issue date and every year thereafter at the following redemption dates and values:

Redemption Date	Redemption Value*
End of 1st year from issue date	US$35.3
End of 2nd year from issue date	38.7
End of 3rd year from issue date	42.6
End of 4th year from issue date	47.0
End of 5th year from issue date	51.8
End of 6th year from issue date	57.3
End of 7th year from issue date	63.4
End of 8th year from issue date	70.2
End of 9th year from issue date	77.9
End of 10th year from issue date	86.4

** Per US$100 of face value*

Alternately, the bondholders will have the right to convert the Bonds into common shares of DIGITEL at redemption date. The number of conversion shares to be received by the bondholders upon exercise of the conversion right equivalent to the total redemption value which the bondholders would have received if the Bonds were redeemed multiplied by the exchange rate for the relevant date divided by the ₱1 par value. Unless previously converted, purchased and cancelled or redeemed, the Bonds shall be converted into the common shares of DIGITEL at the end of the tenth year after the issue date.

The Bonds constitute direct, unconditional, unsubordinated and unsecured obligations of DIGITEL and shall at all times rank pari passu and without preference among themselves and at least equally with all other present and future unsubordinated, unsecured obligations of DIGITEL, except as may be preferred by virtue of mandatory provision of law.

The bondholders have the option, through a resolution approved by 75% of the face value of the Bonds then outstanding, to require a lien on unencumbered assets of DIGITEL not subject to a dispute, valued at approximately US$200,000, subject to the limitations, conditions and restrictions of a Mortgage Trust Indenture (MTI). The MTI will be administered by a Security Trustee appointed in accordance with the MTI.

The proceeds from the sale of the Bonds will be used by DIGITEL to partially fund the phased projects of Digitel Mobile Phils., Inc. (DMPI) valued at approximately US$200.0 million with

completion of approximately 681 cellular sites covering key urban cities nationwide pursuant to a Provisional Authority (PA) issued by the National Telecommunications Commission (NTC).

Philippine Sugar Corporation Restructured Loan
RA No. 7202 dated February 24, 1992 provided for, among others, the condonation of all penalties and surcharges on loans granted to sugar producers from crop year 1974-1975 up to and including 1984-1985. The guidelines for the implementation of RA No. 7202 was issued under Executive Order No. 31 dated October 29, 1992, directing all government lending financial institutions to write-off from their respective books the interest in excess of 12% yearly and all penalties and surcharges due. Certain assets of a subsidiary with net book value of ₱85.3 million and ₱94.5 million as of September 30, 2003 and 2002, respectively are used to secure the loan. The loan is payable in 25 equal annual amortization of ₱9.9 million. Unpaid interest on the loan amounted to ₱4.1 million and ₱5.7 million as of September 30, 2003 and 2002, respectively.

RLC ₱1,000 Million Bonds
On March 13, 2003, RLC issued ₱1,000 million bonds constituting direct, unconditional, unsubordinated and unsecured obligations ranking pari passu with all direct, unconditional, unsubordinated and unsecured obligations of RLC at par of 100% of face value. The term of the bond is 5 years and 1 day from issue date and shall be redeemable at par upon maturity or on a date which is 5 years and 1 day from issue date.

Interest on the outstanding principal sum of the bonds shall be paid at a rate determined for each quarterly interest period, accrued and payable quarterly on the dates indicated in the interest coupon of the bonds. The interest shall be the sum of the base rate plus a spread of 2%.

URC 5-Year Promissory Note
URC obtained a 5-year loan from a local bank payable in 6 semi-annual amortization of ₱100 million to commence on the 30th of the month from draw date, with the remaining balance payable at maturity. The loan, which bears interest at prevailing market rate, is used to finance capital expenditures relative to expansion of snack food, candy and biscuits operations of the branded consumer foods segment.

15. Stockholders' Equity

Retained earnings include undistributed earnings amounting to ₱25.5 billion, ₱21.8 billion, and ₱19.9 billion as of December 31, 2003, 2002 and 2001, respectively, representing accumulated equity in the net earnings of consolidated subsidiaries and associates, which is not available for dividend declaration until received in the form of dividends from the investees.

In April 2002, the Company's BOD approved to appropriate ₱8,827.3 million from its unrestricted retained earnings for the following (in millions):

Appropriation for JGSPL Note under the Global Medium Term Note Program	₱7,327.3
Appropriation for the Company's LTCPs maturing in 2003	1,500.0
	₱8,827.3

On July 24, 2002, the Company's BOD declared cash dividends at the rate of ₱0.03 per share or a total of ₱203.9 million from the Company's unrestricted retained earnings as of December 31, 1997 to shareholders of record as of August 7, 2002.

In April 2003, the Company's BOD approved the reversal of appropriated retained earnings of ₱8,827.3 million and appropriated ₱8.0 billion from its unrestricted retained earnings for the liquidation of various bonds of wholly owned subsidiaries.

On August 6, 2003, the Company's BOD declared cash dividends at the rate of ₱0.03 per share or a total of ₱203.9 million from the Company's unrestricted retained earnings as of December 31, 1997 to shareholders of record as of September 5, 2003.

The Company has outstanding treasury shares of 98,082,000 shares in 2003, 2002 and 2001. Such treasury shares amounting to ₱721.8 million as of December 31, 2003, 2002 and 2001 restrict the Company from declaring equivalent amount from unappropriated retained earnings as dividends.

16. Cost of Sales and Services

This account consists of:

	2003	2002	2001
Raw materials used	₱18,927,780,566	₱16,027,583,500	₱14,975,616,748
Direct labor	800,396,535	740,462,376	672,920,139
Overhead cost	8,151,028,854	8,016,423,583	6,848,194,824
Total manufacturing cost	27,879,205,955	24,784,469,459	22,496,731,711
Goods in process	(55,349,851)	5,874,945	(351,218,540)
Cost of goods manufactured	27,823,856,104	24,790,344,404	22,145,513,171
Finished goods	(317,633,962)	(55,199,014)	(271,198,236)
Cost of sales	27,506,222,142	24,735,145,390	21,874,314,935
Cost of services	4,894,425,028	3,450,107,505	2,649,508,540
Cost of sales and services	₱32,400,647,170	₱28,185,252,895	₱24,523,823,475

17. Operating and Other Expenses

This account consists of:

	2003	2002	2001
Depreciation and amortization	₱3,369,873,835	₱3,178,307,285	₱3,561,536,517
Outside services	3,603,650,423	2,067,383,992	2,208,130,817
Salaries and wages (Note 20)	2,169,909,880	2,069,948,177	1,701,158,838
Utilities and supplies	426,148,007	379,815,926	400,584,448
Provision for doubtful accounts	655,107,809	636,441,746	620,526,701
Leases	640,098,546	499,366,052	422,688,679
Others	3,869,495,521	2,620,178,467	2,454,304,948
	₱14,734,284,021	₱11,451,441,645	₱11,368,930,948

18. Other Income (Expenses)

This account consists of:

	2003	2002	2001
Foreign exchange gains - net (Notes 20 and 22)	**₱294,088,286**	₱122,020,199	₱143,790,115
Gain on sale/repurchase of investment securities	**12,516,520**	7,503,350	247,312,080
Loss on sale of investment	**–**	(202,222,697)	–
Miscellaneous	**(231,478,984)**	(418,869,151)	(428,457,465)
	₱75,125,822	(₱491,568,299)	(₱37,355,270)

The miscellaneous account includes, among others, provision for decline in value of temporary investments, write-offs, amortization of deferred charges and goodwill, loss on sale of fixed assets, plant shutdown and other expenses, net of other income.

19. Pension Plans

Certain subsidiaries have separate noncontributory retirement plans covering all its regular employees. These plans provide retirement, separation, disability and death benefits to their members. The subsidiaries, however, reserve the right to discontinue, suspend or change the rate and amounts of its contributions at any time on account of business necessity or adverse economic conditions. The principal actuarial assumptions used to determine retirement benefits consist of (1) average service life of covered officers and employees of 24 years; (2) interest rates ranging from 0.875% to 11%; and (3) projected salary increases from 6.1% to 10%. The latest actuarial valuation studies were made in April 2003. Based on such studies, the aggregate unfunded past service liabilities of these subsidiaries, amounted to ₱553.7 million while plan assets at fair value amounted to ₱952.0 million as of December 31, 2003.

On the other hand, the Parent Company and the other subsidiaries and associates accrue estimated retirement expense to meet the provisions on pensions of RA No. 7641. The retirement cost estimate is computed at 50% of the monthly salary plus 1/12 of the 13th month pay and the cash equivalent of not more than 5 days of service incentive leaves. Based on said formula, the Parent Company and the other subsidiaries and associates accrued ₱205.8 million, ₱151.6 million and ₱236.5 million in 2003, 2002 and 2001, respectively. Total accrued retirement benefits of the Group inclusive of the funded retirement plans of the subsidiaries discussed in the preceding paragraphs amounted to about ₱1.1 billion.

Management believes that the level of accruals for retirement benefits is adequate to cover the future retirement benefits of all officers and staff.

20. **Income Taxes**

Provision for income tax consists of:

	2003	2002	2001
Current	**₱443,619,638**	₱453,563,786	₱613,684,808
Deferred	**(195,119,873)**	397,357,594	336,910,095
	₱248,499,765	₱850,921,380	₱950,594,903

Components of the Group's deferred tax assets and liabilities follow:

	2003	2002
Deferred tax assets on:		
Allowance for probable losses	**₱480,947,606**	₱375,336,985
NOLCO	**347,594,881**	113,167,053
Unrealized foreign exchange loss	**237,574,460**	318,083,946
Allowance for impairment loss	**119,733,234**	–
Unfunded pension benefits	**34,318,806**	11,012,181
Unamortized past service costs	**191,706**	191,706
Others	**(57,318,277)**	(64,211,562)
MCIT carryforward	**29,463,709**	15,090,196
	1,192,506,125	768,670,505
Deferred tax liabilities on:		
Unamortized capitalized interest	**(1,257,731,960)**	(1,122,753,930)
Realized foreign exchange gain	**(496,682,633)**	(380,635,255)
Double depreciation	**(107,019,419)**	(93,773,197)
Unrealized profit on excess of market value over cost of hog market stocks	**(23,559,069)**	(31,963,427)
Unrealized foreign exchange gain on advances	**(22,167,541)**	(521,950)
Others	**425,437,486**	370,738,420
	(1,481,723,136)	(1,258,909,339)
	(₱289,217,011)	(₱490,238,834)

The net current and noncurrent components of deferred tax assets and liabilities are included in the following accounts in the consolidated balance sheets:

	2003	2002
Other current assets (Note 7)	**₱796,429,317**	₱353,286,523
Other assets (Note 11)	**247,142,587**	415,383,983
Customers' deposits and other current liabilities	**(1,257,796)**	(10,278,181)
Due to affiliated companies and other liabilities	**(1,331,531,119)**	(1,248,631,159)
	(₱289,217,011)	(₱490,238,834)

A reconciliation between the statutory tax rate and the effective tax rate follows:

	2003	2002	2001
Statutory income tax rate	**32.00%**	32.00%	32.00%
Tax effect of:			
Nontaxable income	**(13.23)**	(0.19)	(1.21)
Equity in net earnings of unconsolidated subsidiaries/affiliates	**(12.16)**	(6.37)	(14.62)
Valuation allowance on NOLCO	**2.82**	8.24	14.14
Income subjected to lower tax rates	**(1.94)**	(1.08)	(3.71)
Nondeductible interest expense	**1.31**	0.14	0.09
Provision for decline in value of equity investments	–	0.06	–
Board of Investments (BOI) tax credit and others	**(0.96)**	(0.99)	(0.88)
Others - net	**5.24**	(6.18)	0.70
Effective income tax rate	**13.08%**	25.63%	26.51%

21. Earnings Per Share

The following table presents information necessary to calculate EPS:

	2003	2002 (As restated)	2001 (As restated)
Net income	**₱2,135,279,178**	₱2,476,251,655	₱2,388,562,383
Add interest expense on convertible bonds	–	213,711,137	273,329,914
Net income applicable to common stock	**₱2,135,279,178**	₱2,689,962,792	₱2,661,892,297
Weighted average number of common shares	**6,797,191,657**	6,797,191,657	6,797,191,657
Potential common shares on convertible bonds	–	208,668,264	310,366,401
Common and potential common shares from assumed conversion	**6,797,191,657**	7,005,859,921	7,107,558,058
Basic EPS	**₱0.31**	₱0.38	₱0.37

As of December 31, 2002 and 2001, the assumed conversion of convertible bonds is anti-dilutive. Dilutive effect for the EPS in 2003 was no longer computed.

22. Related Party Transactions

The Group, in the regular conduct of its business, has entered into transactions with associates and other related parties principally consisting of sales, purchases, advances and reimbursement of expenses, various guarantees, regular banking transactions, leases and management and administrative service agreements. Under the policy of the Group and its subsidiaries, these transactions are made substantially on the same terms as with other individuals and businesses of comparable risks.

Intercompany transactions are eliminated in the accompanying consolidated financial statements.

Related party transactions not eliminated are as follows:

	2003	2002
Advances to affiliated companies (shown under):		
Receivables	**₱3,129,048,707**	₱2,960,622,342
Investments in associates and advances	**1,797,080,573**	1,904,575,486
Accounts payable and accrued expenses	**60,378,712**	114,585,230
Due to affiliated companies	**2,477,225,909**	2,386,809,570

23. Registration with Government Authorities/Franchise

Certain operations of consolidated subsidiaries are registered with the BOI as preferred pioneer and non-pioneer activities. A particular consolidated subsidiary is also registered with the Philippine Tourism Authority. As registered enterprises, these consolidated subsidiaries are subject to some requirements and are entitled to certain tax and nontax incentives which are considered in computing the provision for income tax.

DIGITEL

In February 1993, DIGITEL was awarded a 30-year exclusive contract by the Department of Transportation and Communications (DOTC) to manage, operate, develop and rehabilitate certain telecommunications facilities owned by the DOTC.

In February 1994, DIGITEL was granted a franchise to provide domestic and international telecommunications services nationwide. Pursuant to its national franchise, DIGITEL filed the corresponding application before the NTC for the issuance of a certificate of public convenience and necessity to install, operate and maintain telecommunications systems.

On September 27, 1994, DIGITEL was granted by the NTC a PA to operate an international gateway facility (IGF). A PA was also secured from the NTC on January 11, 1995 to install, operate, maintain and develop telecommunications facilities in Regions I to V including the facilities currently leased from the DOTC, and to provide at least 925,000 additional lines within 10 years. In this regard, DIGITEL initiated in 1995 a 10-year strategic program to expand and upgrade its existing fixed telephone network and entered into agreements with NEC Corporation (NEC), Ericsson Business Networks AB, Sumitomo Corporation (Sumitomo), American Telephone and Telegraph Company, TRT Telephoniques and Telegreenland for the supply and installation of telephone facilities for its fixed telephone network and IGF.

On January 14, 1998, DIGITEL was registered with the BOI as an expanding operator of public telecommunications services and International Gateway Facility - 2 (IGF - 2) on a non-pioneer status with a registered capacity of 786,000 lines covering the areas of Regions I to V and the Cordillera Autonomous Region. Under the terms of its registration, DIGITEL is entitled to income tax holiday (ITH) for 3 to 6 years on income derived from certain areas, additional deduction of labor expenses for five years but not simultaneous with the ITH, employment of foreign nationals for five years and unrestricted use of consigned equipment. However, DIGITEL is subject to certain requirements such as; (a) maintaining a base equity of at least 25%; (b) filing of specialized financial reports with the BOI; and (c) the need for prior approval for the (i) issuance of stock convertible into voting stock; (ii) repurchase of its own stock; (iii) investment in, extension of loans or purchase of bonds in substantial amount from any enterprise other than

those bonds issued by the Philippine Government; (iv) expansion of its capacity, with or without incentives; and (v) transfer of ownership or control of DIGITEL.

DMPI

On August 7, 2000, DIGITEL was granted by the NTC, a PA, authorizing it to construct, install, operate and maintain a Nationwide Cellular Mobile Telephone System (CMTS) using Global System for Mobile (GSM) and/or Code Division Multiple Access (CDMA) technology.

The effectivity of the PA granted to DIGITEL, which was originally valid for 18 months from date of issuance, has been extended by the NTC up to February 7, 2005.

On August 10, 2001, DIGITEL was registered with the BOI as a new operator of telecommunication systems on nationwide CMTS-GSM communication network on a pioneer status with a registered capacity of 553,451 lines. Under the terms of its registration, DIGITEL is entitled to ITH for 6 years, reckoned from January 2003 or from the actual start of commercial operation, whichever comes first, but in no case earlier than the date of registration; provided however, that DIGITEL has complied with the infusion of the minimum investment cost of ₱1.0 billion not later than four years from the date of its registration. In case of failure to comply with the said investment requirement, the BOI shall be constrained to automatically amend the project's status of the registration from pioneer, entitled to six years ITH, to non-pioneer, entitled to four years ITH. Prior to availment of ITH incentive, DIGITEL shall submit proof of compliance with the Tree Planting Program of the BOI. DIGITEL is also allowed an additional deduction of 50% of the wages if the project meets the prescribed ratio of capital equipment to number of workers set by the BOI of not more than US$10,000 to one worker and provided that this incentive shall not be availed of simultaneously with the ITH. Also, DIGITEL shall have unrestricted use of consigned equipment and shall employ foreign nationals.

On December 11, 2002, the President of the Philippines, Gloria Macapagal-Arroyo signed into law, RA No. 9180 granting the DMPI a franchise to construct, install, establish, operate and maintain wire and/or wireless telecommunications systems throughout the Philippines.

The NTC approved the assignment of the PA to DMPI on August 28, 2003.

On October 23, 2003, the BOI registration was transferred to DMPI subject to the following conditions:

a. Submission of a board resolution duly approved by the BOD accepting all the terms and conditions imposed by the BOI on the registration;

b. Start of the period of availment of incentives of DMPI from the date of the registration; and

c. Compliance with other requirements/conditions as may be imposed by the BOI.

In relation to the incentives from BOI, DMPI is required to maintain a 70:30 debt to equity ratio within a specific period as prescribed by the BOI.

CAI

CAI operates under a franchise which extends up to the year 2031 granted by the Philippine Government under RA No. 7151. As provided for under the franchise, CAI is subject to franchise tax of five percent of the gross revenues derived from transport operations.

CAI shall also be subject to income tax levied under Title II of the National Internal Revenue Code, as amended, and tax on its real property under existing laws on revenues earned from activities other than air transportation.

In the event that any competing individual, partnership or corporation receives and enjoys tax privileges and other favorable terms which tend to place the subsidiary at any disadvantage, then such provisions shall be deemed *ipso facto* part hereof and shall operate equally in favor of the subsidiary. Hence, for purposes of computing the corporate income tax, CAI depreciates its assets to the extent of not more than twice as fast the normal rate of depreciation, pays the lower of the franchise tax and the corporate income tax and carryovers as a deduction from taxable income any net loss incurred in any year up to 5 years following the year of such loss.

JGSPC

On May 24, 1994, JGSPC was registered with the BOI as a new domestic producer of polyethylene and polypropylene under the 1987 Omnibus Investment Code with a capacity of 175,000 metric tons of polyethylene and 180,000 metric tons of polypropylene per year. Under this registration, the Company is entitled to certain incentives, the more significant of which are: (a) ITH for six years from projected start of commercial operations or actual start of commercial operations whichever comes first; (b) additional deduction for incremental labor expense; (c) tax and duty free importation of capital equipment; (d) tax credit for taxes and duties paid on raw materials used for its export products; (e) exemption from contractor's tax, wharfage due and any export tax, duty, impost and fees; (f) employment of foreign nationals; and (g) unrestricted use of consigned equipment.

Litton Mills, Inc. (LMI)

LMI is registered with the BOI as a non-pioneer export producer of garments and domestic producer of fabric which requires that the LMI to maintain at all times a minimum of 60% Filipino voting equity and to export at least 50% of its products. The LMI is also registered with the BOI under the Textile Modernization Program on a preferred non-pioneer status.

As a registered enterprise, the LMI is entitled to certain tax incentives provided for under Presidential Decree 1789, as amended by Batas Pambansa Blg. 391. The tax credits earned by the Company under these incentives amounted to ₱49,868,433 and ₱130,708,399 in 2003 and 2002, respectively.

24. Commitments and Contingent Liabilities

a. ₱2.03 Billion Bid for the Philippine Government's Equity in Philippine Shipyard and Engineering Corporation (Philseco)

In December 1993, the Company, as a member with a 60% interest in a consortium with Jurong Shipping Ltd. and Sembawang Holdings Pte Ltd. (co-bidders), submitted the highest bid amounting to ₱2.03 billion for the acquisition of the Philippine Government's equity representing 87.67% of the outstanding capital stock of Philseco.

In January 1994, the Committee on Privatization (COP) of the Asset Privatization Trust (APT) awarded the Philseco sale to Philyards Holdings, Inc. (Philyards) on the basis of its exercise of an option to top the highest bid by 5%, made possible by the other losing bidders joining Philyards to package their topping bid. The Company believes that this decision is without merit and has filed before the Supreme Court on March 11, 1994 a petition for mandamus to nullify the award to Philyards and to compel the COP and the APT to award the sale to the Company.

On November 20, 2000, the Supreme Court of the Philippines upheld the Company's case and rendered its decision awarding to the Company the highest bid for the acquisition of Philseco shares.

On January 29, 2001, respondents Philyards, the COP and APT have filed with the Supreme Court, a motion for reconsideration of the November 20, 2000 Supreme Court's decision. As of March 31, 2003, the final resolution of the case is pending with the Supreme Court. It is the opinion of the management that this claim will be resolved without material adverse effect on the accompanying consolidated financial statements.

As of December 31, 2003, Other assets account includes ₱130.0 million (see Note 11) representing required bid deposit paid to APT. The bid deposit, of which 60% belongs to the Company and the remaining 40% to the co-bidders, is currently being held under escrow with Equitable-PCIBank Inc. pending resolution of the case described in the preceding paragraph. The amount due to the Company's co-bidders of ₱52.0 million is shown under Accounts payable and accrued expenses account in the consolidated balance sheets.

b. Supply Contract with NEC

On October 8, 2002, NEC filed a Request for Arbitration with the International Chamber of Commerce (ICC), claiming a total amount of US$236,976, together with overdue interest and other fees and charges against DIGITEL, as payment for the outstanding balance under the turnkey and installation contract for the supply of 300,000 fixed lines for the DIGITEL's Switched Telephone Network Project (the Supply Contract).

On March 19, 2003, NEC filed a petition with the Philippine Regional Trial Court, requesting that it recognize the request for arbitration it filed with the ICC Arbitral Tribunal (ICCAT) and permit NEC to apply for judicial relief in support of the arbitration and/or any award the ICCAT may make in the future. NEC also sought to refrain DIGITEL from selling, disposing or encumbering any of the equipment supplied with the Supply Contract. DIGITEL opposed NEC's petition in the grounds that NEC has no legal capacity to sue under Philippine Laws,

that the NTC has jurisdiction to hear the case and not the local courts, and that the petition was premature since no arbitral award had been rendered. The Philippine court upheld all of DIGITEL's claims and dismissed NEC petition on April 30, 2003.

On May 15, 2003, NEC filed a motion to intervene in NTC to oppose the transfer of PA to operate and maintain a CMTS-GSM to its wholly owned subsidiary DMPI. The motion was denied by the NTC; consequently, on August 9, 2003, NEC filed a petition with urgent application for temporary restraining order and writ of preliminary injunction with the Court of Appeals (CA).

On September 29, 2003, DIGITEL filed a complaint and request for adjudication against NEC in the Construction Industry Arbitration Commission.

On January 21, 2004, DIGITEL and NEC agreed to fully and finally settle all claims, liabilities, causes of action, suits, damages and expenses that either party has or may have, either now or in the future, against the other arising out of, relating to or in any way in connection with the Supply Contract dated April 4, 1995, and the Contract dated July 8, 1999 which was entered to supplement the Supply Contract. DIGITEL and NEC further agreed to withdraw and terminate the ICC case, CA case, NTC case and CIAC case.

c. Operating Lease Commitments

RLC has future minimum rentals payable under non-cancellable operating leases with lease terms ranging from 25 to 50 years. The future minimum rentals payable follow:

	2003	2002
Within one year	**₱26,067,844**	₱5,257,989
After one year but not more than five years	**111,751,136**	–
After more than five years	**5,362,407,069**	–
	₱5,500,226,049	₱5,257,989

d. Capital Commitments

RLC and its subsidiaries have commitments of ₱1.4 billion in 2002 and ₱1.5 billion in 2003 for the construction of new malls and residential condominium and office building developments.

e. Others

Certain consolidated subsidiaries are defendants to lawsuits or claims filed by third parties which are pending decisions by the courts or are under negotiation, the outcomes of which are not presently determinable. In the opinion of management, the eventual liability under these lawsuits or claims, if any, will not have a material adverse effect on the consolidated financial statements.

In the normal course of business, the Company also makes various commitments and has certain contingent liabilities that are not reflected in the accompanying consolidated financial statements. The commitments and contingent liabilities include various guarantees, commitments to extend credit, standby letters of credit for the purchase of equipment and tax

assessments. The Company does not anticipate any material losses as a result of the commitments and contingent liabilities.

f. Off-Balance Sheet Items

In the normal course of a subsidiary bank's operations, there are various outstanding contingent liabilities and bank guarantees which are not reflected in the accompanying consolidated financial statements. The subsidiary bank does not anticipate material unreserved losses as a result of these transactions.

g. Derivative Instruments

The Group enters into derivative and foreign exchange futures, forwards, European-type options and swaps to transfer, modify or reduce foreign exchange and other market risks in its existing currency positions and investments in foreign currency-denominated investment grade securities, and also to enhance profitability. As a matter of policy, the Group transacts only with counterparties which are credit rated at least BBB- to AA by international credit rating agencies.

As of December 31, 2003, the aggregate unrealized mark-to-market gain on the Group's forward buy and sell contracts and European-type call and put options amounted to ₱167.1 million and ₱58.3 million, respectively. As of April 13, 2004, outstanding forward buy and sell contracts amounted to US$30.0 million. All of the European-type call and put options were allowed to expire at various dates until March 2004. Accordingly, the balance of the premium received amounting to about US$1.1 million was credited to income.

25. Business Segment Information

SFAS No. 31, Segment Reporting, requires that a public business enterprise report financial and descriptive information about reportable segments. Generally, financial information is required to be reported on the basis that it is used internally for evaluating segment performance and deciding how to allocate resources among operating segments.

The industry segments where the Group operates are as follows:

- Food, agro-industrial and commodities businesses - manufacturing of snack foods, granulated coffee and pre-mixed coffee, chocolates, candies, biscuits, instant noodles, ice cream and frozen novelties, pasta and tomato-based products and canned beans; raising of hog, chicken and manufacturing and distribution of animal feeds, corn products and vegetable oil and the synthesis of veterinary compound; and sugar milling and refining and flour milling.

- Petrochemicals - manufacturer of polypropylene, polyethylene and other industrial chemicals.

- Telecommunications - service provider of voice and data telecommunication services which include international gateway facilities, a local exchange network and traditional business services (fax, telex, leased lines and other value-added network products; value-added network provider using electronics data interchange).

- Air transportation - air transport services, both domestic and international.

- International capital and financial services - thrift banking operations; foreign exchange and securities dealing; and offshore financial institutions.

- Real estate and hotels - ownership, development, leasing and management of shopping malls and retail developments; ownership and operation of prime hotels in major Philippine cities; development, sale and leasing of office condominium space in office buildings and mixed use developments including high rise residential condominiums; and development of land into residential subdivisions and sale of subdivision lots and residential houses and the provision of customer financing for sales.

- Textiles - manufacturer and exporter of pure cotton and blended yarns as well as pure cotton and blended fabrics including denim and piece-dyed fabrics (twills and canvass) chambray.

- Other supplementary businesses - manufacturer of printed circuit boards; air charter services; power generation; printing services; internet-related services; packaging materials; and insurance brokering and securities investments.

Financial information about the operations of these business segments is summarized as follows:

	Revenue		**Expenses**		**Net Income**	
	2003	2002 (As restated)	**2003**	2002 (As restated)	**2003**	2002 (As restated)
			(In millions)			
Food, agro-industrial and commodities	**₱23,414.7**	₱21,152.1	**22,196.9**	₱20,039.7	**₱1,217.9**	₱1,112.4
Petrochemicals	**6,713.3**	4,348.9	**6,811.2**	5,026.3	**(97.9)**	(677.4)
Telecommunications	**6,470.7**	5,602.9	**7,100.6**	5,546.7	**(629.9)**	56.2
Air transportation	**6,091.7**	5,157.9	**6,079.3**	5,132.7	**12.4**	25.2
International capital and financial services	**4,920.4**	5,319.0	**4,024.5**	3,786.6	**895.9**	1,532.4
Real estate and hotels	**4,102.8**	3,853.4	**3,439.9**	3,301.1	**662.9**	552.2
Textiles	**2,035.7**	2,175.3	**1,964.7**	2,259.1	**70.9**	(83.8)
Other supplementary businesses	**160.9**	687.6	**157.8**	728.5	**3.1**	(40.9)
	₱53,910.2	₱48,297.2	**₱51,775.0**	₱45,820.9	**₱2,135.3**	₱2,476.3

	Total Assets		**Total Liabilities**		**Net Assets**	
	2003	2002 (As restated)	**2003**	2002 (As restated)	**2003**	2002 (As restated)
			(In millions)			
Food, agro-industrial and commodities	**₱44,088.0**	₱33,875.0	**₱26,155.0**	₱16,438.8	**₱17,932.9**	₱17,436.2
Petrochemicals	**11,867.7**	11,273.0	**5,689.7**	11,401.2	**6,178.0**	(128.2)
Telecommunications	**46,169.5**	40,989.3	**41,301.0**	35,490.0	**4,868.5**	5,499.4
Air transportation	**2,012.0**	2,239.0	**1,319.3**	1,558.6	**692.7**	680.3
International capital and financial services	**44,314.8**	32,503.5	**28,824.2**	12,317.7	**15,490.5**	20,185.8
Real estate and hotels	**20,936.7**	18,541.9	**10,036.5**	8,183.0	**10,900.1**	10,358.9
Textiles	**3,407.7**	3,637.8	**1,316.3**	1,617.3	**2,091.4**	2,020.5
Other supplementary businesses	**422.7**	1,602.5	**350.0**	1,675.4	**72.8**	(72.9)
	₱173,219.1	₱144,662.0	**₱114,992.0**	₱88,682.0	**₱58,226.9**	₱55,980.0

UNAUDITED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTH PERIOD ENDED 31 MARCH 2004

JG SUMMIT HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In Thousands)

	March 31, 2004 (Unaudited)	December 31, 2003 (Audited)
ASSETS		
Current Assets		
Cash and cash equivalents	**P7,947,107**	P10,030,588
Temporary investments - net	**24,138,337**	27,870,107
Receivables - net	**16,386,068**	16,229,244
Inventories - net (Note 2)	**8,911,972**	8,517,514
Other current assets	**3,017,820**	2,905,355
Total Current Assets	**60,401,304**	65,552,808
Investments in Associates and Advances - net	**18,309,712**	17,880,784
Investments in Real Properties - net	**17,561,342**	16,654,541
Property, Plant and Equipment - net	**68,720,681**	67,929,637
Other Assets	**5,413,065**	5,201,337
	P170,406,104	P173,219,107
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts payable and accrued expenses	**P18,077,365**	P16,399,669
Notes payable	**10,992,128**	11,128,217
Current portion of long-term debt (Note 3)	**8,248,699**	12,878,787
Estimated land development costs	**528,127**	525,735
Income tax payable	**355,921**	73,506
Customers' deposits and other current liabilities	**2,612,612**	2,643,291
Total Current Liabilities	**40,814,852**	43,649,205
Long-term Debt - net of current portion (Note 3)	**53,619,137**	56,279,893
Due to Affiliated Companies and Other Liabilities	**5,992,205**	3,809,582
Total Liabilities	**100,426,194**	103,738,680
Minority Interest in Consolidated Subsidiaries	**11,197,498**	11,253,504
Stockholders' Equity	**58,782,412**	58,226,923
	P170,406,104	P173,219,107

See accompanying Notes to Unaudited Consolidated Financial Statements.

JG SUMMIT HOLDINGS, INC. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF INCOME
(In Thousands Except Per Share Amounts)

	Three Months Ended March 31	
	2004	2003
REVENUES		
Foods	**P6,388,186**	P6,059,728
Telecommunications	**1,747,780**	1,290,894
Air transportation	**1,794,988**	1,382,359
Real estate and hotels	**1,002,806**	926,556
Petrochemicals	**1,661,913**	1,424,685
Textiles and other supplementary businesses	**568,395**	651,574
Equity in net earnings of associates	**262,409**	207,769
Interest, investment and other income	**803,016**	854,223
	14,229,493	12,797,788
COST AND EXPENSES		
Cost of sales and services	**8,465,890**	7,734,121
Operating and other expenses	**3,630,219**	3,226,517
Interest expense	**1,490,385**	1,011,515
	13,586,494	11,972,153
NET OPERATING INCOME	**642,999**	825,635
OTHER INCOME (EXPENSES) - net	**(102,218)**	133,428
INCOME BEFORE PROVISION FOR INCOME TAX AND NET LOSSES APPLICABLE TO MINORITY INTEREST	**540,781**	959,063
PROVISION FOR (BENEFIT FROM) INCOME TAX		
Current	**106,013**	127,620
Deferred	**40,246**	(55,009)
	146,259	72,611
INCOME BEFORE NET LOSSES APPLICABLE TO MINORITY INTEREST	**394,522**	886,452
NET LOSSES APPLICABLE TO MINORITY INTEREST	**79,739**	34,378
NET INCOME	**P474,261**	P920,830
Earnings Per Share (Note 4)	**P0.07**	P0.14

See accompanying Notes to Unaudited Consolidated Financial Statements.

Certain accounts on March 31, 2003 Unaudited Consolidated Financials Statements were restated to conform with the March 31, 2004 Unaudited Consolidated Financial Statements.

JG SUMMIT HOLDINGS, INC. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(In Thousands)

	Three Months Ended March 31	
	2004	2003
Capital stock - P1 par value		
Authorized - 14,850,800,000 shares		
Issued - 6,895,273,657 shares	**P6,895,274**	P6,895,274
Additional paid-in capital	**5,961,714**	5,961,714
Accumulated translation adjustment	**1,291,686**	966,109
Retained earnings		
Beginning	**44,881,325**	42,652,458
Effect of adoption of SFAS/IAS 37 and 38 (Note 1)	**-**	(511,252)
As restated	**44,881,325**	42,141,206
Net income	**474,261**	920,830
End	**45,355,586**	43,062,036
Treasury stock -at cost	**(721,848)**	(721,848)
	P58,782,412	P56,163,285

See accompanying Notes to Unaudited Consolidated Financial Statements.

JG SUMMIT HOLDINGS, INC. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands)

	Three Months Ended March 31	
	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES		
Income before income tax and net earnings (losses) applicable to minority interest	**P394,522**	P886,452
Adjustments for:		
Depreciation and amortization	**1,527,309**	1,610,392
Interest expense	**1,490,385**	1,011,515
Interest income	**(841,705)**	(534,345)
Provision for doubtful accounts	**152,162**	102,306
Equity in net earnings of associates	**(262,409)**	(207,769)
Operating income before working capital changes	**2,460,264**	2,868,551
Changes in operating assets and liabilities:		
Decrease (increase) in:		
Receivables	**(241,567)**	(1,092,038)
Inventories	**(394,458)**	(593,553)
Other current assets	**(112,465)**	(786,868)
Other assets	**(355,181)**	470,034
Increase (decrease) in:		
Accounts payable and accrued expenses	**2,334,319**	(888,215)
Income tax payable	**282,414**	208,531
Customers' deposits and other current liabilities	**(30,679)**	(263,641)
Net cash generated from operations	**3,942,647**	(77,199)
Interest received	**774,287**	353,025
Interest paid	**(2,147,008)**	(838,838)
Net cash provided by (used in) operating activities	**2,569,926**	(563,012)
CASH FLOWS FROM INVESTING ACTIVITIES		
Net decrease (increase) in:		
Temporary investments	**3,731,771**	523,811
Investments in associates and advances	**(85,291)**	7,789
Property, plant and equipment	**(2,115,297)**	(2,314,480)
Investments in real properties	**(964,014)**	(352,703)
Net cash provided by (used in) investing activities	**567,169**	(2,135,583)
CASH FLOWS FROM FINANCING ACTIVITIES		
Increase (decrease) in:		
Notes payable	**(136,089)**	465,664
Long-term debt	**(7,290,844)**	1,885,706
Due to affiliated companies and other liabilities	**2,182,624**	44,575
Minority interest in consolidated subsidiaries	**23,733**	20,745
Net cash provided by (used in) financing activities	**(5,220,576)**	2,416,690
NET DECREASE IN CASH AND CASH EQUIVALENTS	**(P2,083,481)**	(P281,905)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	**10,030,588**	8,059,424
CASH AND CASH EQUIVALENTS AT END OF PERIOD	**P7,947,107**	P7,777,519

See accompanying Notes to Unaudited Consolidated Financial Statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Preparation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the Philippines (Philippine GAAP) and under the historical cost convention, except for property, plant and equipment which are carried at revalued amounts.

The preparation of financial statements in accordance with Philippine GAAP requires the Group to make estimates and assumptions that affect the reported amounts on income, expenses, assets and liabilities and disclosure of contingent assets and liabilities. Actual results could differ from those estimates. Management believes that actual results will not be materially different from those estimates.

Among others, the Group adopted the following accounting standards effective January 1, 2003.

Statement of Financial Accounting Standards (SFAS) 37/International Accounting Standard (IAS) 37, *Provisions, Contingent Liabilities and Contingent Assets,* provides the criteria for the recognition and bases for measurement of provisions, contingent liabilities and contingent assets. Accordingly, certain subsidiaries changed their method of accounting for provisions, contingent liabilities and contingent assets.

SFAS 38/IAS 38, *Intangible Assets,* establishes the criteria for the recognition and measurement of intangible assets. It also requires that the expenditures on research, start-up, training, advertising and relocation be expensed as incurred. Accordingly, certain subsidiaries changed their method of accounting for developmental and preoperating expenses and reversed their unamortized developmental and preoperating expenses to conform to the standard. Previously, such expenses were deferred and amortized.

Principles of Consolidation

The unaudited consolidated financial statements as of and for the quarters ended March 31, 2004 and 2003 represent the consolidation of the financial statements of JG Summit Holdings, Inc. (the Parent Company) and the following subsidiaries directly and indirectly owned by the Parent Company:

	Effective Percentage of Ownership	
Companies	2004	2003
Foods		
Universal Robina Corporation and Subsidiaries	**86.12**	88.64
Textiles		
Litton Mills, Inc.	**100.00**	100.00
Westpoint Industrial Mills Corporation	**100.00**	100.00
Real estate and Hotels		
Robinsons Land Corporation and Subsidiaries	**91.89**	92.03
Adia Development and Management Corporation	**100.00**	100.00
Telecommunications		
Digital Telecommunications Philippines, Inc. and Subsidiaries	**49.90**	49.91
International Capital and Financial Services		
JG Summit (Cayman), Ltd.	**100.00**	100.00
JG Summit Philippines Ltd. and Subsidiaries	**100.00**	100.00
JG Summit Limited	**100.00**	100.00
JG Summit Capital Services Corporation and Subsidiaries	**100.00**	100.00
Express Holdings, Inc. and a Subsidiary	**100.00**	100.00
Multinational Finance Group Ltd.	**100.00**	100.00

	Effective Percentage of Ownership	
	2004	2003
Petrochemicals		
JG Summit Petrochemical Corporation	**82.28**	80.00
Air Transportation		
Cebu Air, Inc.	**100.00**	100.00
CP Air Holdings, Inc.	**100.00**	100.00
Supplementary Businesses		
Premiere Printing Company, Inc.	**100.00**	100.00
Terai Industrial Corporation	**100.00**	100.00
Unicon Insurance Brokers Corporation	**100.00**	100.00
Hello Snack Foods Corporation	**100.00**	100.00
JG Cement Corporation	**100.00**	100.00
Cebu Pacific Manufacturing Corporation	**100.00**	100.00
Savannah Industrial Corporation	**100.00**	100.00
Cambridge Electronics Corporation (CEC)	**-**	100.00

Under generally accepted accounting principles (GAAP), it is acceptable to use, for consolidation purposes, financial statements of subsidiaries for fiscal periods differing from that of the Parent Company if the difference is not more than three months. Subsidiaries in the following businesses have a financial year-end of September 30: foods, textiles, real estate and hotels, petrochemicals, and supplementary businesses, substantially all subsidiaries.

On July 11, 2003, the Board of Directors of CEC approved the closure of CEC. With such closure, CEC is no longer consolidated and the investment therein is accounted for at cost as of December 31, 2003. Prior year consolidated financial statements were not restated.

2. INVENTORIES

Inventories consist of:	**March 31, 2004 (Unaudited)**	December 31, 2003 (Audited)
At cost:		
Finished Goods	**P1,670,171**	P1,851,326
Raw materials	**2,386,987**	1,916,538
Materials in-transit	**1,023,110**	1,014,941
	5,080,268	4,782,805
At net realizable value:		
Work-in-process	**308,043**	350,366
Spare parts, packaging materials and other supplies	**2,270,929**	2,002,055
Poultry and hog breeder stock, market stock and by-products	**505,566**	539,561
Subdivision land and condominium and residential units for sale	**911,009**	959,610
Allowance for inventory obsolescence	**(163,843)**	(116,883)
	3,831,704	3,734,709
	P8,911,972	P8,517,514

Under the terms of the agreements covering liabilities under trust receipts, certain inventories have been released to certain subsidiaries in trust for the banks. Certain subsidiaries are accountable to the banks for the value of the trusteed inventories or their sales proceeds.

3. **LONG-TERM DEBT**

Long-term debt is summarized as follows:

	March 31, 2004 (Unaudited)	December 31, 2003 (Audited)
Parent Company:		
Foreign Currency:		
Loan from a foreign bank at interest rate of LIBOR plus spread; payable in 14 equal semi-annual amortizations	**P 4,991,256**	P 5,170,574
Philippine Peso:		
Borrowing from a local bank	**1,000,000**	1,000,000
	5,991,256	6,170,574
Subsidiaries		
Foreign currencies:		
Supplier's credit agreements with maturities up to 2007 at interest rates of 1.5% to 2% over 180-day LIBOR	**6,355,265**	13,665,737
US$200 million 8.375% Notes Due 2004	**-**	4,323,757
US$100 million 8 3/8% Notes Due 2006	**2,930,883**	2,893,500
US$ 102.3 million Guaranteed Floating Rate Notes and Term Loan Facility Agreement Due 2006	**4,907,657**	4,852,658
US$ 100 million 9.25% Notes Due 2006	**5,481,060**	5,419,635
US$ 300 million 8.25% Notes Due 2008	**16,471,288**	16,286,698
US$ 125 million, 9% Guaranteed Notes Due 2008 interest payable on February 6 and August 6 of each year	**6,948,250**	6,859,625
Zero Coupon 12% Convertible Bonds Due 2013	**11,035**	10,911
Various bank borrowings	**7,520,594**	3,377,326
Minimum capacity purchase agreement	**702,700**	750,411
	51,328,732	58,440,258
Philippine Pesos:		
Capital lease obligation	**2,475,540**	2,475,540
Philippine Sugar Corporation, restructured loan payable in twenty five equal annual amortizations	**72,308**	72,308
Five-year promissory note payable in six semi-annual amortization with remaining balance at maturity	**1,000,000**	1,000,000
P1,000 million Bonds	**1,000,000**	1,000,000
	4,547,848	4,547,848
	61,867,836	69,158,680
Less current portion	**8,248,699**	12,878,787
	P 53,619,137	P 56,279,893

The exchange rate used to restate the foreign currency denominated long-term borrowings as of March 31, 2004 was P56.216:US$1, except for the foreign currency denominated borrowings of certain subsidiaries with fiscal year ending September 30 where such borrowings were restated at the rate of P55.586:US$1.

4. EARNINGS PER SHARE

The following table presents information necessary to calculate EPS as of March 31, 2004 and 2003:

	Three Months Ended March 31	
	2004	2003
Net income	**P 474,261**	P 920,830
Add interest expense on convertible bonds	**-**	54,397
Net income applicable to common stock	**P 474,261**	P 975,227
Weighted average number of common shares	**6,797,191,657**	6,797,191,657
Potential common shares on convertible bonds	**-**	214,748,992
Common and potential common shares from assumed conversion	**6,797,191,657**	7,011,940,649
Earnings per share		
Basic	**P 0.07**	P 0.14
Diluted	**-**	P 0.14

As of March 31, 2003 the assumed conversion of convertible bonds is anti-dilutive. Dilutive effect for the EPS in March 31, 2004 was no longer computed.

5. BUSINESS SEGMENT INFORMATION

The industry segments where the Group operates are as follows:

a. Food, agro-industrial and commodities businesses
b. Property development and hotel management
c. Telecommunications
d. Textiles
e. Petrochemicals
f. International Capital and financial services
g. Air transportation
h. Other supplementary businesses

Financial information about the operations of these business segments as of March 31 is summarized as follows:

	REVENUES		EXPENSES	
	2004	2003	**2004**	2003
Food, agro-industrial and commodities	**P 6,388,186**	P 6,059,728	**P [illegible]912,792**	P 5,597,608
Telecommunications	**1,747,780**	1,290,894	**1,897,212**	1,377,538
Petrochemicals	**1,661,913**	1,424,685	**1,688,947**	1,471,591
Air transportation	**1,794,988**	1,382,359	**1,703,233**	1,463,278
Real estate & hotels	**1,002,806**	926,556	**752,959**	759,719
Textiles and other supplementary business	**568,395**	651,574	**563,387**	653,153
Parent/International, capital and financial services	**1,065,425**	1,061,992	**1,236,702**	554,071
	P 14,229,493	P 12,797,788	**P 13,755,232**	P 11,876,958

	NET INCOME		TOTAL ASSETS	
	2004	2003	**2004**	2003
Food, agro-industrial and commodities	**P 475,394**	P 462,120	**P 44,214,863**	P 35,112,087
Telecommunications	**(149,432)**	(86,644)	**47,255,951**	42,865,000
Petrochemicals	**(27,034)**	(46,906)	**11,833,346**	11,641,249
Air transportation	**91,755**	(80,919)	**2,333,444**	4,285,394
Real estate & hotels	**249,847**	166,837	**21,854,196**	18,748,084
Textiles and other supplementary business	**5,008**	(1,579)	**3,593,531**	4,876,166
Parent/International, capital and financial services	**(171,277)**	507,921	**39,320,773**	29,937,446
	P 474,261	P 920,830	**P170,406,104**	P 147,465,426

	LIABILITIES		NET ASSETS	
	2004	2003	**2004**	2003
Food, agro-industrial and commodities	**P 25,760,137**	P 17,140,061	**P 18,454,726**	P 17,972,026
Telecommunications	**42,536,856**	37,382,436	**4,719,095**	5,482,564
Petrochemicals	**5,682,417**	11,526,378	**6,150,929**	114,871
Air transportation	**1,538,987**	3,927,984	**794,457**	357,410
Real estate & hotels	**10,704,203**	8,222,361	**11,149,993**	10,525,723
Textiles and other supplementary business	**1,426,144**	2,961,950	**2,167,387**	1,914,216
Parent/International, capital and financial services	**23,974,948**	10,140,971	**15,345,825**	19,796,475
	P111,623,692	P 91,302,141	**P 58,782,412**	P 56,163,285

JG SUMMIT HOLDINGS, INC. & SUBSIDIARIES
AGING OF RECEIVABLES
AS OF MARCH 31, 2004
(IN THOUSAND PESOS)

	TOTAL	UP TO SIX MONTHS	OVER SIX MONTHS TO ONE YEAR
TRADE RECEIVABLES	9,159,300	8,070,150	1,089,150
Less: Allowance for doubtful accounts	(1,789,974)	(1,395,526)	(394,448)
NET TRADE RECEIVABLES	7,369,326	6,674,624	694,702
NON-TRADE RECEIVABLES			
Finance receivables	2,207,537	2,207,537	
Others	6,809,205	5,626,171	1,183,034
	9,016,742	7,833,708	1,183,034
	16,386,068	14,508,332	1,877,736

ANNEX "B"

Investor Name				Address							
Last Name1	First Name1	MI	Name 2	Street	District	City	Province	Zip	Legal Residence	QIB	Amount Purchased (Pesos)
METROBANK TRUST	BANKING AS TRUSTEE			18/F GT Tower Intl.	Ayala Ave.	Makati City	Metro Manila		Metro Manila	✓	109,500,000.00
BDO CAPITAL & INVESTMENT CORPORATION				4F # 12 ADB AVE	ORTIGAS	PASIG CITY		1550	Metro Manila	✓	100,000,000.00
BPI AMTG as Fund	Manager for Ayala		Life Fixed Income Fund, Inc.	17th Floor, BPI Head	Office, Ayala Ave.	cor. Paseo de Roxas	Makati City	1226	Metro Manila	✓	300,000,000.00
BPI AMTG as Trustee/	Custodian for		Various Accounts	17th Floor, BPI Head	Office, Ayala Ave.	cor. Paseo de Roxas	Makati City	1226	Metro Manila	✓	315,000,000.00
Ayala Life Assurance, Inc.				17th Floor, BPI Head	Office, Ayala Ave.	cor. Paseo de Roxas	Makati City	1226	Metro Manila	✓	35,000,000.00
Total											859,500,000.00